                                                Registration No. 333-14291
                                                Rule 424(b)(2)

                          CRESTONE ENERGY CORPORATION
                              303 EAST 17TH AVENUE
                                   SUITE 810
                             DENVER, COLORADO 80203
                           TELEPHONE: (303) 831-1380
                            FACSMILE: (303) 831-1381
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                            ------------------------

To Our Stockholders:

A Special Meeting of Stockholders of Crestone Energy Corporation, a Colorado corporation ("Crestone") will be held at The Denver Petroleum Club, 555 17th Street, Suite 3700, Denver, Colorado 80202 on the 4th day of December, 1996 at 10:00 a.m. local time for the following purposes:

1. To consider and vote upon a proposal to merge CEC Acquisition Corp. ("Merger Sub"), an indirect wholly owned subsidiary of Benton Oil and Gas Company ("Benton") with and into Crestone pursuant to an Agreement and Plan of Merger dated as of September 20, 1996 (the "Merger Agreement") among Crestone, Benton and Merger Sub. A copy of the Merger Agreement is attached as Exhibit A to the attached Proxy Statement/Prospectus. The Merger Agreement provides for, among other things:

          a. the Merger of Crestone with Merger Sub, whereby Crestone will become an indirect wholly-owned subsidiary of Benton, and

          b. the conversion of each outstanding share of Crestone Common Stock into the right to receive 0.1429 shares of Benton Common Stock.

The Merger and other related matters are more fully described in the accompanying Proxy Statement/Prospectus and the Exhibits thereto which form a part of this Notice.

2. To transact such other business as may properly come before the Special Meeting or any adjournments thereof.

Only stockholders of record at the close of business on October 29, 1996 are entitled to notice of and to vote at the Special Meeting or any adjournments thereof. The stock transfer books will not be closed.

                                         By Order of the Board of Directors:

                                         Randall C. Thompson signature cut
                                         Randall C. Thompson
Denver, Colorado                         Chairman of the Board and President
November 6, 1996

PLEASE VOTE, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID, ADDRESSED ENVELOPE, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING. IF YOU ATTEND THE SPECIAL MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                           PROXY STATEMENT/PROSPECTUS

                           BENTON OIL AND GAS COMPANY

                       628,142 Shares of Common Stock and
               Options to Purchase 107,571 Shares of Common Stock

                          CRESTONE ENERGY CORPORATION
                   SPECIAL MEETING OF STOCKHOLDERS TO BE HELD
                                DECEMBER 4, 1996

                                  INTRODUCTION

This Proxy Statement/Prospectus is being furnished to holders of common stock, $.01 par value per share (the "Crestone Common Stock") of Crestone Energy Corporation, a Colorado corporation ("Crestone"), in connection with the solicitation of proxies by the Board of Directors of Crestone for use at a special meeting of stockholders of Crestone (the "Special Meeting") to be held at The Denver Petroleum Club, 555 17th Street, Suite 3700, Denver, Colorado 80202 on the 4th day of December, 1996 at 10:00 a.m. local time, or at any adjournments or postponements thereof. At the Special Meeting, Crestone stockholders will consider and vote upon the proposal (the "Merger Proposal") to merge CEC Acquisition Company, a Colorado corporation ("Merger Sub"), which is an indirect wholly-owned subsidiary of Benton Oil and Gas Company, a Delaware corporation ("Benton"), with and into Crestone pursuant to an Agreement and Plan of Merger dated as of September 20, 1996 by and among Benton, Merger Sub and Crestone (the "Merger Agreement").

THE BENTON COMMON STOCK AND OPTIONS TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/ PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Benton has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") registering the issuance of up to 628,142 shares of Benton Common Stock and options to purchase up to 107,571 shares of Benton Common Stock. This Proxy
Statement/Prospectus constitutes the Prospectus of Benton, filed as a part of the Registration Statement, with respect to such securities.

The Benton Common Stock covered by the Registration Statement will be issued to holders of Crestone Common Stock in connection with the merger of Merger Sub with and into Crestone (the "Merger"). Under the terms of the Merger Agreement, each share of Crestone Common Stock, other than shares for which dissenters' rights have been perfected, will be exchanged for and represent the right to receive 0.1429 shares of Benton Common Stock upon consummation of the Merger. In addition, each outstanding option to purchase a share of Crestone Common Stock (the "Crestone Options") will be exchanged for and represent the right to receive an option to purchase 0.1429 shares of Benton Common Stock at an exercise price of $7.00 per share (the "Benton Options") upon consummation of the Merger. On November 6, 1996, the closing price of Benton Common Stock on the Nasdaq National Market was $25.13 per share.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS INVOLVE CERTAIN RISKS AND TAX CONSEQUENCES. SEE "RISK FACTORS" BEGINNING ON PAGE 13 OF THIS PROXY STATEMENT/PROSPECTUS AND "CERTAIN FEDERAL TAX CONSEQUENCES."

This Proxy Statement/Prospectus was first mailed to Crestone stockholders on or about November 12, 1996.

The date of this Proxy Statement/Prospectus is November 6, 1996.

                             AVAILABLE INFORMATION

Benton is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by Benton with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street N.W., Washington, DC 20549, and should be available at the SEC's regional offices at Seven World Trade Center, New York, New York 10048, and 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates from the public reference section of the SEC at 450 Fifth Street N.W., Washington, DC 20549, or may be obtained through the Internet at www.sec.gov. The Benton Common Stock is quoted on the Nasdaq National Market, and certain of Benton's reports, proxy materials and other information may be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

Benton has filed the Registration Statement with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Benton Common Stock and Benton Options to be issued in connection with the Merger. This Proxy Statement/ Prospectus does not contain all of the information set forth in the Registration Statement and the Exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Such additional information may be obtained from the SEC's principal office in Washington, DC.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, heretofore filed by Benton with the SEC pursuant to the Exchange Act, are hereby incorporated by reference, except as superseded or modified herein: (i) Benton's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended on Form 10-K/A on June 14, 1996; (ii) Benton's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;
(iii) Benton's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996; (iv) Benton's Current Report on Form 8-K filed March 27, 1996; (v) Benton's Current Report on Form 8-K filed January 12, 1996; (vi) Benton's Current Report on Form 8-K filed January 8, 1996; (vii) the description of Benton Common Stock set forth in Benton's Registration Statements and Amendments filed pursuant to the Exchange Act on March 17, 1989, May 14, 1991 and May 15, 1992.

All documents and reports filed by Benton with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the consummation of the Merger (including its quarterly reports on Form 10-Q) shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH DOCUMENTS) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, ON WRITTEN OR ORAL REQUEST TO: BENTON OIL AND GAS COMPANY, 1145 EUGENIA PLACE, SUITE 200, CARPINTERIA, CALIFORNIA 93013, ATTENTION: CORPORATE SECRETARY, TELEPHONE: (805) 566-5600. IN ORDER TO INSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE RECEIVED BY NOVEMBER 25, 1996.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus or in the documents incorporated herein by reference in connection with the solicitation and the offering made hereby and, if given or made, such information or representation should not be relied upon as having been authorized by Benton or Crestone. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy by any person in any jurisdiction in which such an offer, solicitation of an offer or proxy solicitation is not authorized or in which the person making such offer, solicitation of an offer or proxy solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer, solicitation of an offer, or proxy solicitation. Neither delivery of this Proxy Statement/Prospectus nor any distribution of the securities made under this Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of Benton and/or Crestone since the date of this Proxy Statement/Prospectus other than as set forth in the documents incorporated herein by reference.

                               TABLE OF CONTENTS

                                          Page

                                          Page
SUMMARY................................       4
  General..............................       4
  The Parties..........................       4
  Crestone Special Meeting.............       5
  The Merger Proposal..................       6
  Dissenters' Rights...................       6
  Background and Alternatives to the
       Merger Proposal.................       6
  Reasons for the Merger Proposal;
       Recommendation of the Crestone
       Board of Directors..............       6
  Summary of Tax Consequences..........       7
  Accounting Treatment.................       7
  Business of Benton and Crestone after
       Consummation of the Merger......       7
  Comparative Rights of Security
       Holders.........................       7
  Resale of Benton Common Stock........       7
  Description of Benton Options........       8
  Conditions to the Merger.............       8
  Regulatory Approvals.................       8
  Summary Historical Consolidated
       Financial Information of
       Benton..........................       9
  Summary Oil and Gas Reserve
       Information of Benton...........      10
  Summary Historical Financial
       Information of Crestone.........      11
  Summary Comparative Unaudited Per
       Share Data......................      12
RISK FACTORS...........................      13
  Risks Related to the Merger..........      13
  Risks Related to Benton..............      14
  Risks Related to the Oil and Gas
       Industry........................      16
PRICE RANGE OF COMMON STOCK AND
     DIVIDENDS.........................      17
BACKGROUND OF THE MERGER
     PROPOSAL..........................      18
THE PROPOSED MERGER....................      19
  Description of the Merger Proposal...      19
  Dissenters' Rights...................      20
  Distribution of Benton Common Stock
       and Benton Options..............      21
  Interests of Certain Persons in the
       Merger..........................      22
  Resale of Benton Common Stock........      23
  Accounting Treatment.................      23
  Operations After the Merger..........      23
  Expenses; Fees.......................      24
RECOMMENDATION OF THE CRESTONE BOARD OF
     DIRECTORS.........................      24
  Crestone Board of Directors' Reasons
       for the Merger Proposal.........      24
  Crestone Board of Directors'
       Recommendation..................      25
  Benton Board of Directors' Reasons
       for the Merger Proposal.........      25
CERTAIN FEDERAL TAX CONSEQUENCES.......      26
CRESTONE SPECIAL MEETING...............      28
  Matters to be Considered.............      28
  Voting Requirements..................      28
  Proxies..............................      28
FAILURE TO APPROVE THE MERGER
     PROPOSAL..........................      28
COMPARATIVE RIGHTS OF SECURITY
     HOLDERS...........................      29
  Description of Benton Capital
     Stock.............................      29
  Description of Crestone Capital
     Stock.............................      29
  Description of Benton Options........      29
  Comparison of Rights.................      30
INFORMATION CONCERNING BENTON..........      31
  Information Incorporated by
       Reference.......................      31
  Business.............................      32
INFORMATION CONCERNING CRESTONE........      43
  Description of Business..............      43
  Description of Property..............      43
  Competition..........................      45
  Production and Marketing.............      45
  Regulation...........................      45
  Legal Proceedings....................      46
  Security Ownership of Certain
       Beneficial Owners of Crestone...      46
  Selected Financial Data..............      47
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF
     OPERATIONS OF CRESTONE............      48
  Overview.............................      48
  Liquidity and Capital Resources......      48
  Analysis of Results of Operations....      49
  Miscellaneous........................      49
LEGAL MATTERS..........................      49
EXPERTS................................      49
GLOSSARY...............................      51
INDEX TO FINANCIAL STATEMENTS OF
     CRESTONE..........................     F-1
EXHIBIT A: AGREEMENT AND PLAN OF MERGER
EXHIBIT B: COLORADO DISSENTERS' RIGHTS
           STATUTE
EXHIBIT C: BENTON'S 1995 ANNUAL REPORT
           TO STOCKHOLDERS
EXHIBIT D: BENTON'S QUARTERLY REPORTS
           ON FORM 10-Q FOR THE
           QUARTERS ENDED MARCH 31,
           1996 AND JUNE 30, 1996

                                    SUMMARY

The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. This summary is not intended to be a complete description of the matters covered in this Proxy Statement/Prospectus and is subject to and qualified in its entirety by reference to the more detailed information and financial statements contained elsewhere in this Proxy Statement/Prospectus, including Exhibits hereto and the documents incorporated herein by reference. See Glossary included elsewhere in this Proxy Statement/Prospectus for definitions of certain oil and gas terms.

GENERAL

At the Crestone Special Meeting, holders of Crestone Common Stock will be asked to consider a proposal to merge Merger Sub with and into Crestone, pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of September 20, 1996, by and among Benton, Merger Sub and Crestone (the "Merger Agreement"), as more particularly described herein. A copy of the Merger Agreement is attached to this Proxy Statement/Prospectus as Exhibit A and is incorporated herein by reference.

As a result of the Merger of Merger Sub and Crestone, each holder of Crestone Common Stock, other than holders who perfect their dissenters' rights, will receive, in exchange for each share of Crestone Common Stock, the right to receive 0.1429 shares of Benton Common Stock and will receive cash in lieu of fractional share interests, as more particularly described herein. In addition, each outstanding Crestone Option will be exchanged for and represent the right to receive a Benton Option to purchase 0.1429 shares of Benton Common Stock with an exercise price of $7.00 per share, as more particularly described herein. A Crestone stockholder who does not vote in favor of the Merger and otherwise perfects his dissenters' rights has the right to demand the fair cash value for his shares of Crestone Common Stock. See "The Proposed Merger -- Dissenters' Rights."

THE PARTIES

Benton. Benton is an independent energy company which has been engaged in the development and production of oil and gas properties since 1989. Although originally active only in the United States, Benton has developed significant interests in Venezuela and Russia, and recently sold substantially all of its remaining United States oil and gas interests. Benton's operations are conducted principally through its 80%-owned Venezuelan subsidiary, Benton-Vinccler, C.A. ("Benton-Vinccler"), which operates in the South Monagas Unit in Venezuela, and its 34%-owned Russian joint venture, GEOILBENT, which operates in the North Gubkinskoye Field in Siberia, Russia.

As of December 31, 1995, Benton had total assets of $214.8 million ($330.8 million at June 30, 1996), total estimated proved reserves of 96,212 MBOE, and a standardized measure of discounted future net cash flow, before income taxes, for total proved reserves of $372.3 million. For the year ended December 31, 1995 and the six months ended June 30, 1996, Benton had total revenues of $65.1 million and $74.8 million, respectively, and net income of $10.6 million and $10.1 million, respectively.

Benton has been successful in increasing reserves, production, revenues and earnings during the last two years. From year-end 1993 through 1995, estimated proved reserves increased from 42,785 MBOE to 96,212 MBOE, and net production increased from a total of 519 MBOE in 1993 to 6,647 MBOE in 1995. As production has increased over this period, average lifting costs per Bbl have declined from $7.26 to $1.19 in Venezuela, and from $16.22 to $5.63 in Russia. Between 1993 and 1995, Benton's annual revenues increased from $7.5 million to $65.1 million.

The following table summarizes Benton's financial operating data, proved reserves and production activity in Venezuela and Russia for each of the three years ended December 31:

                                   ------------------------------------------------------------------------
                                             VENEZUELA(1)                              RUSSIA
                                   ---------------------------------      ---------------------------------
      Dollars in thousands            1993         1994         1995         1993         1994      1995(2)
                                   -------      -------      -------      -------      -------      -------
Oil and Gas Revenues               $ 1,333      $21,472      $49,174      $   324      $ 3,513      $6,016
Expenses(3)                          1,394        8,806       17,876          558        3,670       4,276
                                   -------      -------      -------      -------      -------      -------
Results of Operations from Oil
  and Gas Producing Activities     $   (61)     $12,666      $31,298      $  (234)     $  (157)     $1,740
                                   =======      =======      =======      =======      =======      ======
Proved Reserves (MBOE)              19,389       60,707       73,593       10,121       17,540      22,618
Average Daily Production (BOE)         440        6,902       14,949           77          806       1,345

---------------
(1) Includes 100% of the reserve information, production activity and financial data, without deduction for minority interest. All Venezuelan reserves are attributable to an operating service agreement between Benton-Vinccler and Lagoven, S.A. ("Lagoven") an affiliate of the national oil company, Petroleos de Venezuela, S.A. ("PDVSA"), under which all mineral rights are owned by the Government of Venezuela. See "Information Concerning
    Benton -- Business -- South Monagas Unit, Venezuela" and "-- Reserves."

(2) The financial information related to activities in Russia and included in the 1995 presentation contains information for the nine months ended September 30, 1995, the end of the fiscal period for GEOILBENT.

(3) Expenses include lease operating costs and production taxes and depletion.

Benton was incorporated in Delaware in September 1988. The principal executive offices of Benton are located at 1145 Eugenia Place, Suite 200, Carpinteria, California 93013, and its telephone number at that address is (805) 566-5600. Benton Common Stock is quoted on the Nasdaq National Market under the symbol "BNTN." See "Information Concerning Benton" for a more detailed discussion of Benton.

Crestone. Crestone is an independent oil and gas company whose primary asset is a petroleum contract (the "WAB-21 Contract") with China National Offshore Oil Corporation ("CNOOC"). Crestone Common Stock is not traded on any exchange and there is no quoted market price. At September 30, 1995, Crestone had total assets of approximately $1.2 million ($0.8 million at June 30, 1996). For the year ended September 30, 1995 and the nine months ended June 30, 1996, Crestone had total revenues of $156,534 and $293,145, respectively, and a net loss of $414,541 and $370,984, respectively. The executive offices of Crestone are located at 303 East 17th Avenue, Suite 810, Denver, Colorado 80203, and its telephone number at that address is (303) 831-1380. See "Information Concerning Crestone" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Crestone" for a more detailed discussion of Crestone.

Merger Sub. Merger Sub is an indirect wholly-owned subsidiary of Benton, has no current business operations, and was formed solely to facilitate the Merger.

CRESTONE SPECIAL MEETING

The Crestone Special Meeting will be held on December 4, 1996 at 10:00 a.m. local time at The Denver Petroleum Club, 555 17th Street, Suite 3700, Denver, Colorado 80202. At the Crestone Special Meeting, Crestone stockholders will consider and vote upon the approval of the Merger Proposal. IF THE MERGER PROPOSAL IS NOT APPROVED BY THE STOCKHOLDERS OF CRESTONE, THE MERGER AS DESCRIBED HEREIN CANNOT BE CONSUMMATED, NOR WILL ANY SHARES OF BENTON COMMON STOCK BE ISSUED.

The record date for determining the holders of shares of Crestone Common Stock entitled to notice of and to vote at the Crestone Special Meeting is October 29, 1996 (the "Record Date"). The affirmative vote of the holders of at least a majority of the shares of Crestone Common Stock issued and outstanding and entitled to vote on the subject matter is required for approval of the Merger Proposal. As of the Record Date, directors and executive officers of Crestone, together with their affiliates, hold approximately 54% of the outstanding shares of Crestone Common Stock which are entitled to vote, and have indicated that they intend to vote such shares in favor of the Merger Proposal. Such vote in favor of the Merger Proposal by the Crestone directors and executive officers would assure its approval by Crestone's stockholders without regard to the vote of any other Crestone stockholder. See "Crestone Special Meeting -- Voting Requirements" and "Information Concerning Crestone -- Security Ownership of Certain Beneficial Owners of Crestone."

THE MERGER PROPOSAL

At the Crestone Special Meeting, Crestone stockholders will consider and vote upon approval of the Merger Proposal that provides for, among other things, (a) the Merger of Merger Sub with and into Crestone, and (b) the cancellation, conversion and exchange of each outstanding share of Crestone Common Stock, other than shares for which dissenters' rights have been perfected, into the right to receive 0.1429 shares of Benton Common Stock for each share of Crestone Common Stock. See "The Proposed Merger -- Description of the Merger Proposal" and "Crestone Special Meeting." No fractional shares of Benton Common Stock will be issued pursuant to the Merger. The Merger Agreement provides that each holder of shares of Crestone Common Stock who would have otherwise been entitled to receive fractional shares of Benton Common Stock will be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the fraction of a share to which such holder would otherwise have been entitled multiplied by $21.00, the market value of Benton Common Stock for purposes of the Merger Agreement.

In addition, each outstanding Crestone Option will be exchanged for and represent the right to receive a Benton Option to purchase 0.1429 shares of Benton Common Stock at an exercise price of $7.00 per share. No fractional interests in Benton Options will be issued pursuant to the Merger. The Merger Agreement provides that the total amount of Benton Options issued to any one person in connection with the Merger will be rounded to the nearest whole number of Benton Options, and no fractional interest will be issued.

DISSENTERS' RIGHTS

Under Colorado law, Crestone stockholders who provide a written notice of dissent to Crestone prior to the Special Meeting and neither vote in favor of the Merger nor consent thereto in writing are entitled to receive fair value for their shares of Crestone Common Stock and may be entitled to an appraisal by the district court of the fair value of their shares of stock, provided that they comply with all requirements under Colorado law. TO PERFECT THEIR DISSENTERS' RIGHTS, CRESTONE STOCKHOLDERS MUST COMPLY WITH ALL CONDITIONS WHICH ARE SUMMARIZED UNDER "THE PROPOSED MERGER -- DISSENTERS' RIGHTS" AND SET FORTH IN SECTIONS 7-113-101 THROUGH 7-113-302, INCLUSIVE, OF THE COLORADO BUSINESS CORPORATION ACT, WHICH IS REPRODUCED AS EXHIBIT B TO THIS PROXY STATEMENT/PROSPECTUS.

Benton stockholders are not entitled to any voting or appraisal rights in connection with the transactions set forth in this Proxy Statement/Prospectus.

BACKGROUND AND ALTERNATIVES TO THE MERGER PROPOSAL

Background. Over the last few years, Crestone has received several offers for its primary asset, a large undeveloped acreage position in the South China Sea under a Petroleum Contract with CNOOC for an area known as Wan'an Bei, WAB-21. Crestone had reached the stage in its corporate history where consideration of the Merger Proposal became appropriate. That determination was based on the following factors:

     Production Declines. Since 1986, Crestone's oil production volumes have declined from peak levels reached in 1985. Gas production began to decline in 1985 from peak levels reached in 1984. These reductions are due to the natural declines occurring in Crestone's United States properties. Production declines are expected to continue in subsequent periods due to ongoing depletion of Crestone's wells. The decline in production rates due to depletion of reserves is neither unusual nor unexpected in the oil and gas industry.

     Going Concern Considerations. Crestone has experienced negative cash flows from operating activities for the nine months ended June 30, 1996 and the years ended September 30, 1995 and 1994 and has current liabilities in excess of current assets as of June 30, 1996. In addition, Crestone has an aggregate investment in unproved oil and gas properties of $534,232 as of June 30, 1996, the ultimate recoverability of which is dependent upon Crestone obtaining the necessary financing to develop these properties or generating sufficient proceeds from the sale of these properties. These factors raise substantial doubt about Crestone's ability to continue as a going concern.

REASONS FOR THE MERGER PROPOSAL; RECOMMENDATION OF THE CRESTONE BOARD OF
DIRECTORS

THE CRESTONE BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT, BELIEVES THAT THE APPROVAL OF THE MERGER PROPOSAL IS IN THE BEST INTERESTS OF CRESTONE AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT CRESTONE STOCKHOLDERS VOTE THEIR SHARES TO APPROVE THE MERGER PROPOSAL.

In reaching its decision to adopt the Merger Agreement, the Board of Directors considered: (i) that the Merger Agreement allows all of the Crestone stockholders to participate in the exchange of Crestone's Common Stock; (ii) its knowledge of the respective businesses of Crestone and Benton; (iii) that the Merger would allow the stockholders of Crestone to continue to participate in the oil and gas business; (iv) that the Merger permits Crestone stockholders to participate directly in any production from the Wan'An Bei, WAB-21 Contract Area (as defined herein) by participating in a shareholder trust (the "Shareholder Trust") with a 4% of 8/8ths economic interest reserved; (v) the benefits to the Crestone stockholders of being a part of the combined entity with larger reserves and substantial production; (vi) the lack of acceptable offers received for Crestone Common Stock; (vii) the terms of the Merger Agreement; and (viii) that the Crestone stockholders will be relieved of bearing alone all the future expense and overhead of Crestone.

Neither Benton nor Crestone has sought or obtained the opinion of any financial advisor as to the fairness of the Merger Proposal. See "Recommendation of the Crestone Board of Directors."

SUMMARY OF TAX CONSEQUENCES

Benton and Crestone have structured the Merger with the intention that it be characterized as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). Therefore, none of Crestone or its stockholders or holders of Crestone Options will recognize gain or loss for federal income tax purposes by reason of the Merger, other than in respect of the interests in the Shareholder Trust distributed by Crestone to its stockholders, cash received in lieu of fractional shares by Crestone stockholders and cash received by Dissenting Stockholders. However, neither Benton nor Crestone has requested a ruling from the Internal Revenue Service as to any federal income tax consequences of the Merger. The foregoing summary of certain federal income tax consequences is based upon advice and an opinion of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A. Holders of Crestone Common Stock and Crestone Options are urged to read the more detailed discussion of federal income tax consequences contained at "Certain Federal Tax Consequences" and are also encouraged to consult their own tax advisors with respect to the specific tax consequences to them of the Merger, including the application of federal, state, local and foreign tax laws.

ACCOUNTING TREATMENT

The Merger will be accounted for by Benton under the "purchase"method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by Benton in connection with the Merger will be allocated to Crestone's assets and liabilities based on their fair values as of the date of acquisition. The assets and liabilities and results of operations of Crestone will be consolidated into the assets and liabilities and results of operations of Benton subsequent to the Effective Time of the Merger.

BUSINESS OF BENTON AND CRESTONE AFTER CONSUMMATION OF THE MERGER

Benton and Crestone are independent oil and gas companies which are engaged in the acquisition of producing properties and exploration, development and production of oil and gas, internationally and domestically. Upon the consummation of the Merger of Merger Sub and Crestone, Crestone will operate as an indirect wholly-owned subsidiary of Benton.

Irrespective of whether the Merger is consummated, Crestone intends to sell its interests in its United States properties. Crestone has solicited indications of interest for the sale of these properties but there can be no assurance that it will be able to sell the United States properties. Until the United States properties are sold, Crestone, or Benton as the case may be, intends to continue to operate such properties as the properties are currently being operated by Crestone.

COMPARATIVE RIGHTS OF SECURITY HOLDERS

For a comparison of the rights of Benton stockholders under Delaware law and Benton's Certificate of Incorporation and Bylaws with the rights of Crestone stockholders under Colorado law and Crestone's Articles of Incorporation and Bylaws, and for a description of provisions relating to a change of control of Benton, see "Comparative Rights of Security Holders."

RESALE OF BENTON COMMON STOCK

The issuance of shares of Benton Common Stock to Crestone stockholders in connection with the Merger has been registered with the SEC under the Securities Act. All shares of Benton Common Stock received by Crestone stockholders in connection with the Merger will be freely tradable by those stockholders, subject to certain limitations imposed by the Securities Act on Affiliates, as defined, and limitations imposed upon the officers and directors of Crestone pursuant to a lock up provision in the Merger Agreement. See "The Proposed Merger -- Resale of Benton Common Stock."

DESCRIPTION OF BENTON OPTIONS

Each outstanding Crestone Option will be exchanged for and represent the right to receive an option to purchase 0.1429 shares of Benton Common Stock at an exercise price of $7.00 per share. The Benton Options will be issued pursuant to a Stock Option Plan and Stock Option Agreement. Each Benton Option will expire ten years from the date of issuance of the Crestone Option exchanged therefor. The number of shares of Benton Common Stock and the exercise price of the Benton Options is subject to adjustment under certain circumstances. The Benton Options are not subject to redemption or call by Benton. See "Comparative Rights of Security Holders -- Description of Benton Options."

CONDITIONS TO THE MERGER

The obligations of Benton and/or Crestone to consummate the Merger are subject to certain conditions set forth in the Merger
Agreement, including approval of the Merger Proposal by the stockholders of Crestone, Benton's satisfaction with respect to certain matters related to the WAB-21 Contract, holders of not more than 2% of the outstanding shares of Crestone Common Stock perfecting dissenters' rights and Benton receiving an opinion from a Chinese law firm that practices law with the approval of the Ministry of Justice of The People's Republic of China that the WAB-21 Contract is valid, binding and in full force and effect, and that the transactions contemplated by the Merger Agreement do not violate the terms of such contract, and that no approvals or consents need to be obtained with respect to the contemplated transactions. Such opinion has been received. See "The Proposed Merger -- Description of the Merger Proposal -- Conditions to the Merger."

REGULATORY APPROVALS

No federal or state regulatory approval is required in connection with the Merger or the approval of the Merger Proposal by Crestone.

        SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BENTON

The following table sets forth summary historical consolidated financial information of Benton and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Benton's Consolidated Financial Statements, related notes and other financial data included elsewhere herein or incorporated herein by reference.

                                                                                                             -------------------
                                                   ----------------------------------------------------
                                                                                                               SIX MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31                           JUNE 30
      In thousands, except per share data          1991        1992        1993        1994      1995(1)       1995      1996(1)
                                                 --------    --------    --------    --------    --------    --------    --------
STATEMENT OF OPERATIONS:
Total revenues(2)                                $ 11,513    $  8,622    $  7,503    $ 34,705    $ 65,068    $ 25,870    $ 74,828
Lease operating costs and production taxes(2)       4,209       4,414       5,110       9,531      10,703       5,287       9,256
Depletion, depreciation and amortization(2)         3,058       3,041       2,633      10,298      17,411       6,473      14,799
General and administrative expense                  1,998       2,245       2,631       5,242       9,411       3,884       8,951
Interest expense(2)                                 1,736       1,831       1,958       3,888       7,497       3,361       5,641
Litigation settlement and partnership exchange
  expenses                                             --          --          --          --       1,673          --       2,140
                                                  -------     -------     -------     -------     -------     -------     -------
Income (loss) before income taxes and minority
  interest                                            512      (2,909)     (4,829)      5,746      18,373       6,865      34,041
Income tax expense                                     --          --          --         698       2,478       1,971       9,442
                                                  -------     -------     -------     -------     -------     -------     -------
Income (loss) before minority interest                512      (2,909)     (4,829)      5,048      15,895       4,894      24,599
Minority interest                                      --          --          --       2,094       5,304       1,742       4,399
                                                  -------     -------     -------     -------     -------     -------     -------
Income (loss) before extraordinary charge             512      (2,909)     (4,829)      2,954      10,591       3,152      20,200
                                                  -------     -------     -------     -------     -------     -------     -------
Extraordinary charge for early retirement of
  debt, net of tax benefit of $879,000                 --          --          --          --          --          --      10,075
                                                  -------     -------     -------     -------     -------     -------     -------
Net income (loss)                                $    512    $ (2,909)   $ (4,829)   $  2,954    $ 10,591    $  3,152    $ 10,125
                                                  =======     =======     =======     ======      =======     =======     =======
Net income (loss) per common share               $   0.04    $  (0.22)   $  (0.26)   $   0.12    $   0.40    $   0.12    $   0.34
                                                  -------     -------     -------     -------     -------     -------     -------

                                                                                                             -------------------
                                                   ----------------------------------------------------
                                                                                                               SIX MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31                           JUNE 30
      In thousands, except per share data          1991        1992        1993        1994      1995(1)       1995      1996(1)
                                                 --------    --------    --------    --------    --------    --------    --------
OTHER DATA:
Net cash provided by (used in) operating
  activities                                     $  4,027    $   (648)   $ (1,790)   $ 13,463    $ 32,349    $  8,187    $ 33,517
Net cash provided by (used in) investing
  activities                                      (15,998)    (10,944)    (18,619)    (55,078)    (53,644)    (12,422)    (99,181)
Net cash provided by (used in) financing
  activities                                       10,570      21,588      43,044      19,500      13,282      15,458      73,269

                                                                                             ----------------
                                                                                             AT JUNE 30, 1996
BALANCE SHEET DATA:
Working capital                                                                                  $110,431
Total assets                                                                                      330,832
Long-term obligations, net of current portion                                                     127,174
Stockholders' equity(3)                                                                           134,500

---------------

(1) The financial information related to Russia and included in the year end 1995 presentation contains information for the nine months ended September 30, 1995, the end of the fiscal period for GEOILBENT. Similarly, the 1996 presentation contains information at and for the six months ended March 31, 1996.

(2) Assuming the sale by Benton of substantially all of its U.S. property interests, which occurred in April 1996 (the "U.S. Property Sale"), had occurred on January 1, 1995, pro forma effects on the consolidated statement of operations for the year ended December 31, 1995 would include reductions in oil and gas revenues, lease operating costs and production taxes, depletion and interest expense of $7.4 million, $1.0 million, $4.0 million and $2.7 million, respectively. The pro forma effects on the consolidated statement of operations for the six months ended June 30, 1996 would include reductions in oil and gas revenues, lease operating costs and production taxes, depletion and interest expense of $4.3 million, $0.5 million, $1.6 million and $0.7 million, respectively.

(3) No cash dividends were paid during the periods presented.

               SUMMARY OIL AND GAS RESERVE INFORMATION OF BENTON

The following sets forth summary information with respect to the estimates of Benton's proved oil and gas reserves at December 31, 1993, 1994 and 1995, prepared by Benton and audited by Huddleston & Co., Inc., independent petroleum engineers.

                                                                   ---------------------------------------
                                                                           YEARS ENDED DECEMBER 31
                      Dollars in thousands                           1993           1994           1995
                                                                   ---------      ---------      ---------
VENEZUELA(1):
Crude oil and condensate (MBbl)                                       19,389         60,707         73,593
Natural gas (Mmcf)                                                        --             --             --
Oil equivalent (MBOE)                                                 19,389         60,707         73,593
RUSSIA:
Crude oil and condensate (MBbl)                                       10,121         17,540         22,618
Natural gas (Mmcf)                                                        --             --             --
Oil equivalent (MBOE)                                                 10,121         17,540         22,618
UNITED STATES(2):
Crude oil and condensate (MBbl)                                       10,258            233             --
Natural gas (Mmcf)                                                    18,099         16,077              6
Oil equivalent (MBOE)                                                 13,275          2,913              1
TOTAL(1):
Crude oil and condensate (MBbl)                                       39,768         78,480         96,211
Natural gas (Mmcf)                                                    18,099         16,077              6
Oil equivalent (MBOE)                                                 42,785         81,160         96,212
Standardized measure of discounted future net cash flows before
  provision for income taxes(1)(3)                                  $131,413       $336,320       $372,293

---------------
(1) Includes 100% of the reserve information, without deduction for minority interest. All Venezuelan reserves are attributable to an operating service agreement between Benton-Vinccler and Lagoven under which all mineral rights are owned by the Government of Venezuela.

(2) At December 31, 1995, substantially all of Benton's U.S. reserves and acreage positions were held for sale pursuant to the U.S. Property Sale, and accordingly all such reserves were excluded.

(3) Benton values its reserves as of December 31 of each year, based on oil and natural gas prices as of that date. Market prices for both oil and natural gas are subject to a significant degree of variation both in domestic and international markets, and this variation will affect the calculation of future net cash flows reported by Benton at any specific date.

              SUMMARY HISTORICAL FINANCIAL INFORMATION OF CRESTONE

The following table sets forth, for the periods and at the dates indicated, selected historical financial data of Crestone. The financial data for the nine months ended June 30, 1996 and the years ended September 30, 1991, 1992, 1993, 1994 and 1995 are derived from Crestone's audited financial statements. The financial data of Crestone for the nine months ended June 30, 1995 is derived from Crestone's unaudited interim financial statements, which, in the opinion of management of Crestone, have been prepared on the same basis as the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the financial data for such period. The results for the nine months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 1996. The summary financial information presented below should be read in conjunction with Crestone's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Crestone" included elsewhere herein.

                              --------------------------------------------------------------   -----------------------
                                                                                                  NINE MONTHS ENDED
                                                 YEARS ENDED SEPTEMBER 30                              JUNE 30
                              --------------------------------------------------------------   -----------------------
                                 1991         1992         1993         1994         1995         1995         1996
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                               (UNAUDITED)

STATEMENT OF OPERATIONS:
  Revenues:
    Oil and gas sales          $ 169,049    $ 150,787    $ 150,228    $ 108,005    $ 113,023    $  68,836    $  74,115
    Gain on sales of assets      190,072           --           --       33,259       32,973        7,477      214,252
    Other                         85,789       46,479       34,431       18,657       10,538        9,112        4,778
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Total                          444,910      197,266      184,659      159,921      156,534       85,425      293,145
  Operating costs and
    expenses                     524,987      710,412      336,043      802,600      571,075      431,372      664,129
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Income tax benefit             (24,167)    (168,816)      (3,894)          --           --           --           --
                               ---------    ---------    ---------    ---------    ---------    ---------    ---------
  Net loss                     $ (55,910)   $(344,330)   $(147,490)   $(642,679)   $(414,541)   $(345,947)   $(370,984)
                               =========    =========    =========    =========    =========    =========    =========
PER SHARE DATA:
  Net loss per common share    $   (0.01)   $   (0.08)   $   (0.04)   $   (0.15)   $   (0.10)   $   (0.02)   $   (0.09)
                               =========    =========    =========    =========    =========    =========    =========
Weighted average common
  shares outstanding           4,200,000    4,200,000    4,200,000    4,200,000    4,200,000    4,200,000    4,200,000
                               =========    =========    =========    =========    =========    =========    =========
STATEMENT OF CASH FLOWS
  DATA:
  Net cash provided by (used
    in) operating activities   $(484,784)   $ 190,575    $ 108,158    $(375,768)   $(213,121)   $(162,545)   $(231,869)
  Proceeds from sale of
    property and equipment       431,814       16,311      245,725      282,015      254,734      226,875      281,680
  Additions to property and
    equipment                   (419,029)    (391,026)    (435,273)    (161,227)    (362,544)    (289,660)     (87,473)

                              --------------------------------------------------------------   -----------------------
                                                     AT SEPTEMBER 30                                 AT JUNE 30
                              --------------------------------------------------------------   -----------------------
                                 1991         1992         1993         1994         1995               1996
                              ----------   ----------   ----------   ----------   ----------          ---------
BALANCE SHEET DATA:
Working capital (deficit)     $1,013,253   $  787,998   $  648,314   $  432,089   $    1,756          $(69,114)
Total assets                   2,784,345    2,306,113    2,148,400    1,509,945    1,191,694            829,331
Stockholders' equity           2,616,049    2,271,719    2,124,229    1,481,550    1,067,009            696,025

                  SUMMARY COMPARATIVE UNAUDITED PER SHARE DATA

The following sets forth certain unaudited pro forma and pro forma equivalent per share data for Benton for the six month period ended June 30, 1996 and for the fiscal year ended December 31, 1995 and for Crestone for the nine month period ended June 30, 1996 and for the fiscal year ended September 30, 1995. Such data gives effect to the Merger as a purchase for accounting and financial reporting purposes, and assumes the Merger had been effective during the periods presented for the net income (loss) and dividends per common share data and assumes the Merger took place on June 30, 1996 for the stockholders' equity per common share. The following data is derived from and should be read in conjunction with, the historical consolidated financial statements of Benton and Crestone, and the related notes thereto, included elsewhere, or incorporated by reference in the Proxy Statement/Prospectus. The pro forma financial data is presented for informational purposes only, and is not necessarily indicative of the results that actually would have occurred had the Merger been effective during such periods or the results that may occur or be obtained in the future.

                                                   ----------------------------------------------------------
                                                                         AS OF AND FOR
                                                     FOR THE YEAR        THE SIX MONTH     FOR THE NINE MONTH
                                                         ENDED           PERIOD ENDED         PERIOD ENDED
                     BENTON                        DECEMBER 31, 1995     JUNE 30, 1996       JUNE 30, 1996
-------------------------------------------------  -----------------     -------------     ------------------
Net Income Per Common Share and Common Share
  Equivalent:
  Historical                                             $0.40               $0.34               $ 0.51
  Pro Forma(1)                                           $0.38               $0.32               $ 0.49
Dividend Per Common Share:
  Historical                                             $   0               $   0               $    0
  Pro Forma                                              $   0               $   0               $    0
Stockholders' Equity Per Common Share:
  Historical                                                                 $4.93
  Pro Forma                                                                  $5.37

                                                                 -----------------------------------------
                                                                                            AS OF AND FOR
                                                                                            THE NINE MONTH
                                                                 FOR THE YEAR ENDED          PERIOD ENDED
                           CRESTONE                              SEPTEMBER 30, 1995         JUNE 30, 1996
---------------------------------------------------------------  ------------------         --------------
Net Income (Loss) Per Common Share and Common Share Equivalent:
  Historical                                                           $(0.10)                  $(0.09)
  Pro Forma Equivalent(2)                                              $ 0.05                   $ 0.07
Dividend Per Common Share:
  Historical                                                           $    0                   $    0
  Pro Forma Equivalent(2)                                              $    0                   $    0
Stockholders' Equity Per Common Share:
  Historical                                                                                    $ 0.17
  Pro Forma Equivalent(2)                                                                       $ 0.77

---------------
(1) Pro forma net income per share assumes the issuance of 735,713 shares of Benton Common Stock and net incremental expenses of $300,000, $150,000 and $225,000 for the year ended December 31, 1995 and the six and nine months ended June 30, 1996, respectively.

(2) Pro forma equivalent amounts per share are based on Benton's pro forma amounts per share adjusted for the 1 for 7 exchange ratio.

                                  RISK FACTORS

RISKS RELATED TO THE MERGER

China Operations of Crestone
The primary asset of Crestone is the WAB-21 Contract executed in 1992 between Crestone and CNOOC to explore and develop certain offshore acreage in the South China Sea. The WAB-21 Contract covers approximately six million acres, with an option for another one million acres under certain circumstances, and lies within an area which is the subject of a territorial dispute between The People's Republic of China and Vietnam. Vietnam has also executed an agreement on a portion of the same offshore acreage with Conoco, a unit of DuPont Corporation. The territorial dispute has existed for many years, and there has been limited exploration and no development activity in the area under dispute. It is uncertain when or how this dispute will be resolved, and under what terms the various countries and parties to the agreements may participate in the resolution, although certain proposed economic solutions currently under discussion would result in Crestone's interest being reduced.

The WAB-21 Contract requires certain seismic survey activities to occur by May 1997. If such activities are not completed, the contract is subject to cancellation. Because of the territorial dispute, no such activities have occurred and may not occur by May 1997. CNOOC has indicated in writing a willingness to extend the seismic operation deadline for two years because of the lack of resolution of the territorial dispute and has furnished Crestone a letter wherein CNOOC has extended such deadline for an additional period through June 1, 1999. There can be no assurance that the dispute will be resolved within the period of this or any further extension. Additionally, the WAB-21 Contract may be in a state of technical default because Crestone has not registered to do business in China, and there has been no written waiver of such default, although CNOOC has acknowledged that such a waiver is necessary.

Exploration and development of the area will require substantial capital expenditures which Benton cannot provide from its cash flow from current operations. Benton expects that it will be necessary to raise additional funds from joint ventures or other arrangements which may reduce its interest in the WAB-21 Contract or the sale of additional debt or equity. There can be no assurance that such joint ventures can be formed or such funds can be raised or such other arrangements made on terms acceptable to Benton.

There have been limited exploration activities in the WAB-21 Contract area. There can be no assurance that oil or natural gas can be commercially produced from the area. Natural gas is in plentiful supply in the region and currently there is no ready market for additional natural gas supplies.

Value of Benton Common Stock
The exchange value that the Crestone stockholders will receive in connection with the Merger has been fixed in accordance with the Merger Agreement. Each Crestone stockholder (other than those who perfect dissenters' rights) will receive 0.1429 shares of Benton Common Stock in exchange for each share of Crestone Common Stock. Pursuant to the terms of the Merger Agreement, the Crestone Board of Directors does not have the ability to terminate the Merger Agreement if the market value of the Benton Common Stock fluctuates or decreases. The actual value of the Benton Common Stock could fluctuate significantly and the actual market value of the Benton Common Stock at consummation of the Merger could be significantly less than the market value on the date hereof. Accordingly, Crestone stockholders should assume for purposes of voting on the Merger Proposal that the Benton Common Stock they receive could have a significantly reduced market value, and Crestone stockholders are urged to obtain current market quotations for the Benton Common Stock in connection with voting on the Merger Proposal. See "Price Range of Common Stock and Dividends."

Tax Consequences of the Merger
Benton and Crestone have structured the Merger with the intention that it be characterized as a tax free reorganization under the Code; however, Crestone stockholders will have tax consequences from the distribution by Crestone of the interests in the Shareholder Trust. Benton and Crestone have received advice and an opinion from Emens, Kegler, Brown, Hill & Ritter, Co., L.P.A. regarding certain federal income tax consequences of the Merger. However, neither Benton nor Crestone has requested any ruling from the Internal Revenue Service as to any federal income tax consequences of the Merger. In addition, other provisions of the Code may, under certain circumstances and conditions, result in certain stockholders of Crestone having federal income tax consequences from the Merger even if it qualifies as a tax free reorganization under the Code. Accordingly, no assurance can be given that Crestone stockholders who receive Benton Common Stock pursuant to the Merger will not have any federal income tax consequences.

Additionally, Crestone anticipates distributing the interests in the Shareholder Trust to the Crestone stockholders, as described herein. Crestone and Benton have valued the Shareholder Trust at $200,000. Accordingly, Crestone stockholders who receive interests in the Shareholder Trust will have federal income tax consequences related to his or her proportionate share of the interests in the Shareholder Trust, based on the $200,000 attributed to such asset by Crestone. There can be no assurance that the Internal Revenue Service will not question or dispute the value of the Shareholder Trust, which could result in increased taxes payable by Crestone and by Crestone's stockholders. See "Certain Federal Tax Consequences."

No Fairness Opinion
Neither the Board of Directors of Benton nor the Board of Directors of Crestone sought or obtained the opinion of an independent financial advisor as to the fairness of the Merger Proposal from a financial point of view to its respective corporation and stockholders. See "Recommendation of Crestone Board of Directors."

No Fractional Shares
No fractional shares will be issued in connection with the Merger. A Crestone stockholder who would otherwise be entitled to a fractional share of Benton Common Stock will be paid cash in lieu of such fractional shares. The total amount of Benton Options issued to any one person in connection with the Merger will be rounded to the nearest whole number of Benton Options, and no fractional interests will be issued.

Necessity for Effective Registration Statement for Exercise of Benton Options
A person who receives Benton Options in connection with the Merger and who exercises those Benton Options will receive shares of Benton Common Stock which will be subject to restrictions on transfer, unless Benton files and/or keeps current a Registration Statement with the SEC to cover the issuance of Benton Common Stock in connection with such exercises. If Crestone Options are outstanding on the effective date of the Merger, Benton intends to file an amendment to this Registration Statement or a new registration statement with the SEC covering the exercise of the Benton Options and will take all reasonable steps to insure that such Registration Statement remains effective throughout the term of the Benton Options. Certain holders of Crestone Options have expressed their intent to exercise all or part of their Crestone Options prior to consummation of the Merger. If no Crestone Options are outstanding on the effective date of the Merger, no Benton Options will be issued.

RISKS RELATED TO BENTON

Risk from Substantial Concentration of Operations
Benton's cash flow-generating operations are substantially concentrated in Venezuela. For 1995, Benton derived approximately 78% of its consolidated oil and gas revenues and approximately 76% of its proved reserves from its Venezuelan operations. Due to Benton's concentration in and reliance on the Venezuelan operations, if the Venezuelan operations are adversely affected, Benton will experience an adverse impact on its financial condition and operations. There are significant operating and economic risks associated with conducting business in Venezuela. See "-- Political and Economic Risks of International Operations -- Venezuela," below.

Political and Economic Risks of International Operations -- General Substantially all of Benton's oil and gas producing operations and non-financial assets are in Venezuela and Russia, and all operating income is expected to be generated from these countries for the foreseeable future (absent any new investments). As a result, Benton is subject to certain political, economic and other uncertainties including risks of war, civil disturbance, expropriation, nationalization, renegotiation or modification of existing contracts, taxation policies, foreign exchange restrictions, international monetary fluctuations and other hazards arising out of foreign governmental sovereignty over Benton's operations.

Political and Economic Risks of International Operations -- Venezuela
Benton began to operate in Venezuela in 1992. For 1995, Benton derived approximately 78% of its consolidated oil and gas revenues and approximately 76% of its proved reserves from its Venezuelan operations. The petroleum industry in Venezuela is highly regulated by the government with respect to such matters as maximum daily production, methods of production and environmental matters, both directly and indirectly through PDVSA. In addition, the timing and extent of Benton's development activities are subject to the approval of Lagoven and the Ministry of Energy and Mines. There can be no assurance that the government or PDVSA will not impose significant new regulations regarding the petroleum industry generally or that the development activities proposed by Benton-Vinccler will receive the necessary approval. Benton also expects to increase its exposure to Venezuela through the continued investment in Benton-Vinccler and the Delta Centro consortium, which consists of Benton (30%), Louisiana Land and Exploration and Norcen (35% each). While Benton-Vinccler has never had a material dispute or payment interruption with Lagoven, PDVSA or the Venezuelan government, the country of Venezuela has in recent years experienced significant political and economic instability, high inflation, and shortages of foreign currency.

Political and Economic Situation. In May 1993, the Venezuelan Senate voted to authorize the impeachment of President Carlos Andres Perez. Subsequently, Rafael Caldera was elected president and took office in February 1994. Upon assuming the presidency, President Caldera was immediately faced with a solvency crisis in the banking system which necessitated a government takeover of nine financial institutions, including Banco Latino, one of the largest Venezuelan banks. Consequently, the bolivar devalued sharply, inflation rose and gross domestic product ("GDP") contracted. Though Venezuela experienced positive GDP growth for 1995, it was the first increase in three years, and the 1995 GDP figures did not reflect the full effects of a currency devaluation at year end. On April 22, 1996, the Venezuelan government announced the lifting of controls on foreign exchange transactions, having announced the lifting of controls on interest rates one week earlier. The Venezuelan government also announced a $1.4 billion preliminary loan accord with the International Monetary Fund. Although these actions have led to the devaluation of the bolivar and a rise in interest rates and are likely to lead to temporary increases in inflation, they are generally viewed as likely to have a positive effect in the long term. There can be no assurance, however, that such actions will be successful in resolving Venezuela's economic difficulties.

Inflation and Currency Controls. Venezuela has experienced high levels of inflation over the past decade. The consumer price inflation rate was approximately 38% for calendar year 1993, 61% for 1994, and 60% for 1995. In addition to increasing Benton's bolivar-denominated expenses with respect to its Venezuelan operations, these high rates of inflation led the Venezuelan government to devalue the bolivar by 41% on December 11, 1995. In July 1994, the Venezuelan government imposed a program of currency exchange controls that was lifted in April 1996. Although the lifting of currency controls is expected to lead to increased economic stability in the long term, it is likely to lead to a temporary rise in inflation in Venezuela. Pursuant to its agreement with Lagoven, Benton-Vinccler receives its payments from Lagoven in U.S. dollars deposited directly into a U.S. bank account.

Oil Production and OPEC. News reports speculate that Venezuela is currently producing oil in excess of the output quota established by OPEC. While Venezuela remains a member of OPEC and has yet to face any sanctions, there is a risk that pressure from OPEC could cause Venezuela to cut oil production voluntarily to comply with the established quotas or take action that could depress world oil prices. Such compliance could require a significant reduction in Venezuelan oil production and could have a material adverse impact on Benton-Vinccler.

Political and Economic Risks of International Operations -- Russia
Since the dissolution of the Soviet Union in 1991, Russia has experienced periods of political unrest and instability, high inflation, wide currency exchange rate swings, contractions in GDP, volatile tariff and taxation policies, and the lack of a clear and stable legal and administrative environment governing oil and gas licensing and operations. There can be no assurance that any of these factors in addition to other factors may not persist or worsen and therefore negatively affect Benton's operations in Russia.

In addition to the factors discussed above, Russia established an export tariff on all oil produced in and exported from Russia which, as imposed, had the effect of reducing profits to Benton. Russia announced that effective in July 1996, oil export tariffs were terminated in accordance with an IMF loan condition. However, Russia has proposed that such tariffs be replaced by an excise, pipeline or other tax on producers which may equal or exceed the export tariff, but it is unclear how such other tax rates and regimes will be set and administered. The legislative and regulatory environment in Russia continues to be subject to frequent change and uncertainty.

Benton believes it will not receive any significant distributions from GEOILBENT for several years because substantially all of the money received by GEOILBENT from the North Gubkinskoye Field will be reinvested to fund development activities.

Properties Under Development
As of December 31, 1995, approximately 65% of Benton's proved reserves were undeveloped and required development activities, consisting primarily of development drilling and construction of production facilities. As a result, Benton will require substantial capital expenditures to develop all of its proved reserves. At December 31, 1995, the anticipated future development costs for proved reserves in Venezuela and Russia were $76.4 million and $36.7 million, respectively. Benton does not currently have the capital to develop all of these reserves, and if such capital does not otherwise become available from operational cash flow or other sources, Benton will either enter into joint ventures to develop the projects, which will result in Benton retaining a smaller interest, or not develop the reserves. There can be no certainty regarding the commercial feasibility of developing these reserves, the availability of financing, or the timing or costs associated therewith. If such capital is available, there can be no assurance that Benton will be able to develop and produce sufficient reserves to recover the costs expended and operate the wells profitably.

Engineers' Estimates of Reserves and Future Net Revenue
Estimates of economically recoverable oil and gas reserves and of future net cash flows are based upon a number of variable factors and assumptions, all of which are to some degree speculative and may vary considerably from actual results. Therefore, actual production, revenues, taxes, and development and operating expenditures may not occur as estimated. Future results of operations of Benton will depend upon its ability to develop, produce and sell its oil and gas reserves. The reserve data included herein and incorporated by reference herein are estimates only and are subject to many uncertainties. Actual quantities of oil and gas may differ considerably from the amounts set forth herein. In addition, different reserve engineers may make different estimates of reserve quantities and cash flows based upon the same available data. See "Information Concerning Benton -- Business -- Reserves."

Development of Additional Reserves
Benton's future success may also depend upon its ability to find or acquire additional oil and gas reserves that are economically recoverable. Except to the extent that Benton conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of Benton will generally decline as reserves are produced. There can be no assurance that Benton will be able to discover additional commercial quantities of oil and gas, or that Benton will be able to continue to acquire interests in under-developed oil and gas fields and enhance production and reserves by drilling replacement wells and drilling development wells, or that Benton will have continuing success drilling productive wells and acquiring under-developed properties at low finding costs.

Retention and Attraction of Key Personnel
Benton depends to a large extent on the abilities and continued participation of certain key employees, the loss of whose services could have a material adverse effect on Benton's business. In an effort to minimize the risk, Benton has entered into employment agreements with certain key employees. There can be no assurance that Benton will be able to attract and retain such personnel on acceptable terms, and the failure to do so could have a material adverse effect on Benton.

Anti-Takeover Provisions
The Delaware General Corporation Law contains provisions which may delay or prevent an attempt by a third party to acquire control of Benton. In addition, Benton has adopted a Stockholders' Rights Plan designed to impede a hostile attempt to acquire control of Benton. The severance provisions of employment agreements with certain members of management could also impede an attempted change of control of Benton.

Ability to Issue Preferred Stock
Benton may issue Preferred Stock in the future without stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Benton Common Stock will be subject and subordinate to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of Benton. On the date hereof, Benton has no outstanding Preferred Stock and no present plans to issue any shares of Preferred Stock.

RISKS RELATED TO THE OIL AND GAS INDUSTRY

Risk of Oil and Gas Operations
Benton's operations are subject to all of the risks normally incident to the operation and development of oil and gas properties and the drilling of oil and gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in personal injuries, loss of life, environmental damage and other damage to the properties of Benton or others. In addition, because Benton acquires interests in under-developed oil and gas fields that have been operated by others for many years, Benton may be liable for any damage or pollution caused by any prior operations of such oil and gas fields. In accordance with customary industry practice, Benton is not fully insured against these risks, nor are all such risks insurable. Accordingly, there can be no assurance that such insurance as Benton does maintain will be adequate to cover any losses or exposure for liability.

Current Oil and Gas Industry Conditions
Historically, the markets for oil and natural gas have been volatile and are likely to continue to be volatile in the future. Prices for oil and natural gas are subject to wide fluctuation in response to relatively minor changes in supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond the control of Benton. These factors include political conditions in the Middle East, the foreign supply of oil and natural gas, the price of foreign imports, the level of consumer product demand, weather conditions, domestic and foreign government regulations, the price and availability of alternative fuels and overall economic conditions. Lower oil prices also may reduce the amount of Benton's oil that is economic to produce. In addition, the marketability of Benton's production depends upon the availability and capacity of gathering systems and pipelines.

Government Regulation; Environmental Risks
Benton's business is regulated by certain federal, state, local and foreign laws and regulations relating to the development, production, marketing and transmission of oil and gas, as well as environmental and safety matters. There can be no assurance that laws and regulations enacted in the future will not adversely affect Benton's exploration for, or the production and marketing of, oil and gas.

Oil and gas operations are subject to extensive foreign, federal, state and local laws regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of Benton. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of Benton.

Competition
The oil and gas exploration and production business is highly competitive. A large number of companies and individuals engage in the drilling for oil and gas, and there is a high degree of competition for desirable oil and gas properties suitable for drilling and for materials and third-party services essential for their exploration and development. Many of Benton's competitors have greater financial and other resources than does Benton.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Benton Common Stock is traded on the Nasdaq National Market. Crestone Common Stock is not actively traded on any exchange. The following table sets forth for the calendar years indicated, the high and low information for Benton Common Stock, as furnished to Benton by the Nasdaq National Market. Because there is no trading market for Crestone Common Stock, no information regarding sales prices of Crestone Common Stock can be provided.

                                                                               -----------------
                                      YEAR                                      HIGH       LOW
    -------------------------------------------------------------------------  ------     ------
    1995:
      First Quarter                                                            $11.13     $ 8.63
      Second Quarter                                                           $15.13     $10.25
      Third Quarter                                                            $13.88     $ 9.50
      Fourth Quarter                                                           $16.13     $10.13
    1996:
      First Quarter                                                            $16.63     $11.25
      Second Quarter                                                           $22.13     $17.38
      Third Quarter                                                            $25.38     $17.88
      Fourth Quarter (through October 31)                                      $25.13     $20.88

Benton's policy is to retain its earnings to support the growth of its business. Accordingly, the Board of Directors of Benton has never declared cash dividends on its Common Stock and does not anticipate doing so in the foreseeable future. Furthermore, the terms of Benton's debt agreements restrict the payment of cash dividends on Benton's Common Stock.

Crestone has never paid a dividend on its Common Stock, and Crestone's Board of Directors does not anticipate paying any cash dividends in the foreseeable future except for payments which may be made to the Shareholder Trust.

On September 23, 1996, the last full trading day preceding the announcement of the Merger Agreement, the closing price of the Benton Common Stock on the Nasdaq National Market was $20.13 per share. On November 6, 1996, the closing price of the Benton Common Stock on the Nasdaq National Market was $25.13 per share.

Because the market price for Benton's Common Stock is subject to fluctuation, the total market value which a Crestone stockholder will receive in connection with the Merger may increase or decrease prior to consummation of the Merger. Crestone stockholders are urged to obtain current market quotations for the Benton Common Stock.

                       BACKGROUND OF THE MERGER PROPOSAL

General. Over the last few years, Crestone has received several offers for its primary asset, a large undeveloped acreage position in the South China Sea under the WAB-21 Contract with CNOOC for an area known as Wan'an Bei, WAB-21. Crestone had reached the stage in its corporate history where consideration of the Merger Proposal became appropriate. That determination was based on the following factors:

          Production Declines. Since 1986, Crestone's oil production volumes have declined from peak levels reached in 1985. Gas production began to decline in 1985 from peak levels reached in 1984. These reductions are due to the natural declines occurring in Crestone's producing properties which are located exclusively in the United States. Production declines are expected to continue in subsequent periods due to ongoing depletion of Crestone's wells. The decline in production rates due to depletion of reserves is neither unusual nor unexpected in the oil and gas industry.

          Going Concern Considerations. Crestone has experienced negative cash flows from operating activities for the nine months ended June 30, 1996 and the years ended September 30, 1995 and 1994 and has current liabilities in excess of current assets as of June 30, 1996. In addition, Crestone has an aggregate investment in unproved oil and gas properties of $534,232 as of June 30, 1996, the ultimate recoverability of which is dependent upon the Company obtaining the necessary financing to develop these properties or generating sufficient proceeds from the sale of these properties. These factors raise substantial doubt about Crestone's ability to continue as a going concern.

Background to the Merger Proposal. In June 1996, Crestone contacted Benton advising Benton that Crestone's South China Sea WAB-21 Contract known as Wan'An Bei, WAB-21 was available for farm-out. Initially, Benton declined any interest. Subsequently, explorationists from Benton called back to inquire if WAB-21 was still available. After discussions on the telephone and receiving various background information, geologists and geophysicists from Benton's offices in California visited Crestone's offices in Denver, Colorado on two occasions. They evaluated Crestone's technical data on WAB-21 which Crestone had acquired pursuant to the terms of the WAB-21 Contract with CNOOC.

Subsequently, at Benton's invitation, Randall C. Thompson, President of Crestone, visited Benton's offices in Carpenteria, California to become better acquainted with Benton's technical expertise. Mr. Thompson met with A.E. Benton, Chief Executive Officer of Benton, along with other senior management. This meeting resulted in a Letter Agreement dated July 25, 1996 whereby the two companies declared an intention to merge, with Crestone continuing as a subsidiary of Benton. The Letter Agreement was unanimously approved by the Crestone Board of Directors on August 2, 1996.

During the next two months, Benton and Crestone continued their due diligence efforts and negotiated the details of the Merger Agreement. Benton senior management met with CNOOC officials in a series of meetings conducted in the U.S. and China. The Board of Directors of Benton and Crestone were kept advised of developments and consulted at various stages during the negotiations. Subsequently, both Boards approved the Merger Agreement which was executed on September 20, 1996.

                              THE PROPOSED MERGER

DESCRIPTION OF THE MERGER PROPOSAL

Terms of Merger. Upon consummation of the Merger, Merger Sub will merge with and into Crestone, with Crestone as the surviving corporation, and each of the outstanding shares of Crestone Common Stock will be exchanged for the right to receive shares of Benton Common Stock. The Articles of Incorporation and Bylaws of Crestone in effect at consummation of the Merger will govern the surviving corporation until amended or repealed in accordance with applicable law. Crestone, as an indirect wholly-owned subsidiary of Benton, will succeed to all of the assets and liabilities of and will assume all of the ongoing responsibilities of Crestone.

Upon consummation of the Merger, each share of Crestone Common Stock that is issued and outstanding immediately prior to the Effective Time (as defined below), other than shares for which dissenters' rights have been perfected, shall, on such date, by virtue of the Merger and without any action on behalf of the holders, be automatically canceled and converted into and exchanged for the right to receive 0.1429 shares of Benton Common Stock. See "Comparative Rights of Security Holders" for a description of the Benton Common Stock.

No fractional shares of Benton Common Stock will be issued pursuant to the Merger. The Merger Agreement provides that each holder of shares of Crestone Common Stock who would have otherwise been entitled to receive fractional shares of Benton Common Stock will be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the fraction of a share to which such holder would otherwise have been entitled multiplied by $21.00, the market value of Benton Common Stock for purposes of the Merger Agreement.

In addition, each outstanding Crestone Option will be exchanged for and represent the right to receive an option to purchase 0.1429 shares of Benton Common Stock at an exercise price of $7.00 per share. No fractional interests in Benton Options will be issued pursuant to the Merger. The Merger Agreement provides that the total amount of Benton Options issued to any one person in connection with the Merger will be rounded to the nearest whole number of Benton Options, and no fractional interests will be issued.

Prior to the Effective Time of the Merger (as defined below) Crestone will distribute and transfer a four percent (4%) of eight eighths ( 8/8ths) economic interest (the "Economic Interest") in WAB-21, reduced to reflect the possible joint development participation of The People's Republic of China, to a Shareholder Trust, or other like entity for the benefit of the Crestone stockholders, as they may exist on the Record Date for such distribution and transfer, on a basis proportionate to such stockholders' ownership of Common Stock in Crestone. Crestone and Benton agreed in the Merger Agreement that the value of the Economic Interest is $200,000.

Effective Time of Merger. The Merger will become effective and the effective time will occur on the date and at the time that the Articles of Merger are filed with the Secretary of State of the State of Colorado, or at such later date and time as may be specified in the Articles of Merger and will have been previously agreed to by Benton and Crestone (the "Effective Time"). The Merger Agreement provides that the Effective Time will occur as soon as practicable after each of the conditions set forth in the Merger Agreement have been satisfied or waived, including the approval of the Merger Proposal by the stockholders of Crestone.

Conditions to the Merger. The obligation of Benton and/or Crestone to consummate the Merger is subject to certain conditions set forth in the Merger Agreement, including the following: (i) the approval of the Merger Proposal by the stockholders of Crestone; (ii) other than with respect to Vietnam, no federal, state, local or foreign law, statute, rule, regulation or action shall have been enacted, issued, promulgated, enforced or entered, and no judgment, decree, injunction or other order shall have been issued and remain in effect that would prohibit, restrict or unreasonably delay the consummation of the Merger; (iii) all required consents of government agencies or third parties shall have been obtained; (iv) the Registration Statement shall have become effective under the Securities Act and no stop orders suspending such effectiveness shall be in effect or threatened; (v) the shares of Benton Common Stock to be issued pursuant to the Merger shall have been approved for listing on the Nasdaq National Market; (vi) Crestone shall have distributed, transferred and assigned the WAB-21 Economic Interest; (vii) the holders of not more than 2%, or such lower percentage that, either alone or in combination with other factors, would prevent the Merger from being characterized as a tax-free reorganization under the Code, of the outstanding shares of Crestone Common Stock shall have dissented from the Merger and demanded payment for such shares pursuant to Colorado law; (viii) Benton shall have received an opinion from a Chinese law firm that practices law with the approval of the Ministry of Justice of The People's Republic of China that the WAB-21 Contract is valid, binding and in full force and effect, and that the transactions contemplated by the Merger Agreement do not violate the terms of such contract, and that no approvals or consents need to be obtained with respect to the contemplated transactions; and
(ix) certain other conditions customary in transactions of this nature.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger Proposal may be abandoned at any time prior to the Effective Time, whether before or after adoption and approval of the Merger Proposal by the Crestone stockholders, (i) by mutual written consent of Benton and Crestone;
(ii) by either Benton or Crestone if any court of competent jurisdiction, arbitrator or other governmental authority shall have issued, enacted, entered, promulgated or enforced any final and non-appealable order, judgment, decree, injunction, ruling or other action restraining, enjoining or otherwise prohibiting the Merger, or if there shall be any applicable federal, state, local or foreign legal requirement that makes consummation of the Merger illegal, other than with respect to Vietnam; (iii) by either Benton or Crestone if the Crestone stockholders do not approve the Merger Proposal; (iv) by Benton if Crestone fails to perform, satisfy or comply with any of its obligations, agreements or covenants to be performed, satisfied or complied with pursuant to the Merger Agreement; (v) by Crestone if Benton or Merger Sub shall have failed to perform, satisfy or comply with any of their obligations, agreements or covenants to be performed, satisfied or complied with pursuant to the Merger Agreement; (vi) by Benton if there has been a breach by Crestone of any covenant, representation or warranty of Crestone pursuant to the Merger Agreement; (vii) by Crestone if there has been any breach by Benton or Merger Sub of any covenant, representation or warranty by Benton or Merger Sub pursuant to the Merger Agreement; (viii) by Benton for any other reason, or for no reason, subject to Crestone's right to keep the $200,000 deposit paid by Benton if the Merger Agreement is terminated pursuant to this provision; or (ix) by either Benton or Crestone if, without the fault of the terminating party, the Merger shall not have consummated on or before December 10, 1996.

DISSENTERS' RIGHTS

The following discussion of the provisions of Sections 7-113-101 through 7-113-302, inclusive, of the Colorado Business Corporation Act ("CBCA") is not intended to be a complete statement of such provisions and is qualified in its entirety by reference to the full text of those Sections, a copy of which is attached as Exhibit B hereto.

Each Crestone stockholder who desires payment for his or her shares or appraisal and follows the procedures specified in Sections 7-113-202 and 7-113-204 will be entitled to have the Crestone Common Stock held of record by such stockholder exchanged for cash or appraised by a district court in Colorado in a proceeding conducted in accordance with Sections 7-113-301 and 7-113-302 of the CBCA and receive a judgment for (i) the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (ii) for the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208 of the CBCA, as determined by such court. THE PROCEDURES SET FORTH IN SECTIONS 7-113-202 AND 7-113-204 OF THE CBCA SHOULD BE COMPLIED WITH STRICTLY. FAILURE TO FOLLOW ANY OF SUCH PROCEDURES MAY RESULT IN THE TERMINATION OR WAIVER OF DISSENTERS' RIGHTS. Crestone stockholders should note that failure to execute and return a proxy or transmittal letter does not perfect dissenters' rights. In addition, neither voting against the Merger Proposal nor abstaining from voting will constitute a demand for payment. HOWEVER, VOTING IN FAVOR OF THE MERGER PROPOSAL WILL WAIVE A STOCKHOLDER'S DISSENTERS' RIGHTS. IF A STOCKHOLDER RETURNS A SIGNED PROXY CARD THAT DOES NOT SPECIFY A VOTE, THE PROXY WILL BE VOTED IN FAVOR OF THE MERGER PROPOSAL WHICH WILL HAVE THE EFFECT OF WAIVING THE STOCKHOLDER'S DISSENTERS' RIGHTS. A stockholder who is entitled to dissent and obtain payment for his or her shares under these sections may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the stockholder or the corporation.

Under Sections 7-113-202 and 7-113-204 of the CBCA, a Crestone stockholder who desires to exercise dissenters' rights and who does not vote in favor of the Merger may perfect such rights by delivering to Crestone, for receipt before the taking of the vote on the Merger Proposal, written notice of the stockholder's intention to demand payment for the stockholder's shares if the proposed corporate action is effectuated. The written demand is separate from and in addition to any proxy or vote against the Merger Proposal. Such written demand for payment should be delivered either in person to the corporate secretary of Crestone before the Crestone Special Meeting or at the Crestone Special Meeting before the vote on the Merger Proposal, or by mail (certified mail, return receipt requested, being the recommended form of transmittal), for receipt prior to the vote on the Merger Proposal at the Crestone Special Meeting, delivered to Crestone at the following Address: 303 East 17th Avenue, Suite 810, Denver Colorado 80203, Attention: Richard A. Champion, Secretary.

Only a Crestone stockholder of record, or a person duly authorized and explicitly purporting to act on his behalf, is entitled to exercise dissenters' rights for Crestone Common Stock. A Crestone stockholder of record may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies Crestone in writing of the dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record stockholder asserts dissenters' rights.

A beneficial stockholder of Crestone Common Stock may assert dissenters' rights as to the shares held on his behalf only if he submits to Crestone the written consent of the stockholder of record to the dissent not later than the time the beneficial stockholder asserts dissenters' rights and he does so with respect to all shares beneficially owned by him. A person who owns Crestone Common Stock beneficially, but not of record, and who desires to exercise his dissenters' rights is, therefore, advised to consult promptly with the person or entity that is the record holder of his Common Stock in order to receive and submit his written consent to the exercise of such rights and to ensure the timely exercise of such rights.

If the Merger is authorized, Crestone shall give a written dissenters' notice to all stockholders who are entitled to demand payment for their shares. The notice will be sent no later than ten days after the Effective Time of the Merger and will provide information regarding where and when the stockholder must deliver a demand for payment. The notice will also supply a form for demanding payment. Crestone will set a date by which it must receive such demand for payment and that date will not be less than thirty (30) days after the date Crestone sends the written dissenters' notice.

A Crestone stockholder who receives a dissenters' notice must demand payment in writing for his shares of Crestone Common Stock. The Crestone stockholder who demands payment will be required to deposit his stock certificates in accordance with the Crestone dissenters' notice. A Crestone stockholder who demands payment and deposits his certificates retains all other rights of a stockholder until those rights are canceled or modified by the Merger. The demand for payment and deposit of certificates is irrevocable. A CRESTONE STOCKHOLDER WHO DOES NOT DEMAND PAYMENT AND DEPOSIT HIS CERTIFICATES AS REQUIRED BY THE DATE SPECIFIED IN THE DISSENTERS' NOTICE, IS NOT ENTITLED TO PAYMENT FOR HIS SHARES OF CRESTONE COMMON STOCK.

Upon the Effective Time of the Merger or upon receipt of a payment demand, whichever is later, Crestone shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on Crestone's current record of stockholders for the record stockholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest. The payment will be accompanied by certain financial information, Crestone's estimate of the fair value of the shares, and explanations of how the interest was calculated, a statement of the dissenter's right to demand payment under section 7-113-209, and a copy of the CBCA sections governing dissenters' rights.

A dissenter may notify Crestone in writing of his own estimate of the fair value of his shares of Crestone Common Stock and the amount of interest due, and demand payment of his own estimate, less any payment made under section 7-113-206 of the CBCA. The dissenter may also elect to reject Crestone's offer and demand payment of the fair value of the shares and interest due, if he believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated. If a demand for payment remains unresolved, Crestone may, within 60 days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If Crestone does not commence the proceeding within the 60-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded. The proceeding will be commenced in a district court in Colorado, and the Court will determine the fair value of the share of Crestone Common Stock and accrued interest.

In determining the fair value of the Crestone Common Stock, the court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value.

No representation can be made as to the outcome of an appraisal proceeding. Stockholders also should be aware that the appraisal rights process is subject to uncertainties and to the possibility of lengthy and expensive litigation that could extend for a substantial period of time (without the stockholders having received any money for their Crestone Common Stock during such period). Stockholders also should recognize that an appraisal proceeding could result in a determination of a fair value higher or lower than or equal to the per share consideration which would otherwise be received in the Merger.

The costs of an appraisal proceeding may be determined by the court and taxed upon the parties as the court deems equitable in the circumstances, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable against the corporation or one or more dissenters.

DISTRIBUTION OF BENTON COMMON STOCK AND BENTON OPTIONS

The Merger Agreement provides that at or prior to the Effective Time, Benton will make available to the exchange agent appointed by Benton (which will be Chase Mellon Shareholder Services), stock certificates representing Benton Common Stock and cash in an amount sufficient to allow the exchange agent to make all deliveries of Benton Common Stock and fractional share cash payments that may be required pursuant to the Merger Agreement.

Promptly, but in no event not more than seven days after the Effective Time, Benton will cause the exchange agent to mail or deliver to each person (other than Dissenting Stockholders) who was, at the Effective Time, a holder of record of Crestone Common Stock, a form (mutually agreed to by Benton and Crestone) of letter of transmittal containing instructions for use in effecting the surrender and exchange of stock certificates pursuant to the Merger Agreement. Upon surrender to the exchange agent of the stock certificate representing Crestone Common Stock for cancellation together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of the Crestone Common Stock will be entitled to receive in exchange therefor a stock certificate representing the shares of Benton Common Stock and a check in an amount equal to the value of and in lieu of fractional shares to which the holder is entitled pursuant to the Merger Agreement. Any stock certificate representing Crestone Common Stock so surrendered will be canceled. No interest will be paid or will accrue on the amount payable upon surrender of the Crestone Common Stock.

CRESTONE STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL AFTER THE EFFECTIVE TIME AND UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

The Merger Agreement provides that, notwithstanding any other provisions of the Merger Agreement, no dividends on Benton Common Stock will be paid to any person holding a Crestone stock certificate until such Crestone stock certificate is surrendered for exchange as provided therein. Subject to the effect of applicable laws, following surrender of such Crestone stock certificate, there will be paid to the holder of the Benton stock certificate issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions (without interest thereon), if any, having a record date after the Effective Time theretofore payable with respect to the shares of Benton Common Stock represented thereby and not previously paid, less the amount of any withholding taxes that may be required thereon.

If any Benton stock certificate is to be issued in any name other than that in which the Crestone stock certificate surrendered and exchanged therefor is registered, it will be a condition of such exchange that the person requesting such exchange pay any transfer or other taxes required by reason of the issuance of such Benton stock certificates in a name other than that of the registered holder of the Crestone stock certificates surrendered or establish to the satisfaction of Benton that any such taxes have been paid or are not applicable. Six months after the Effective Time, Benton will be entitled to cause the exchange agent to deliver to it any Benton Common Stock and cash (including any interest thereon) made available to the exchange agent that are unclaimed by the former holders of Crestone Common Stock. Any former holders of Crestone Common Stock who have not theretofore exchanged their Crestone stock certificates for Benton stock certificates and cash, if appropriate, pursuant to the Merger Agreement will thereafter be entitled to look exclusively to Benton for the shares of Benton Common Stock and cash, if appropriate, to which they become entitled upon exchange of their Crestone stock certificates pursuant to the Merger Agreement. Notwithstanding the foregoing, neither the exchange agent nor any party to the Merger Agreement will be liable to any former holder of shares of Crestone Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Promptly, but in no event not more than seven days after the Effective Time, Benton will mail or deliver to each person who was, at the Effective Time, a holder of record of Crestone Options, a form of letter of transmittal containing instructions for use in effecting the surrender and exchange of option agreements representing Crestone Options for option agreements representing Benton Options pursuant to the Merger Agreement. Upon surrender to Benton of the option agreement representing Crestone Options for cancellation together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of the Crestone Option will be entitled to receive in exchange therefore an option agreement representing the Benton Options to which the holder is entitled pursuant to the Merger Agreement. Any option agreement representing Crestone Options so surrendered will be canceled.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Mr. Randall C. Thompson, Chairman and President of Crestone and its only employee, will remain as President of Crestone. The Merger Agreement provides that he sign an employment agreement with Benton under which he will remain as President of Crestone for a period of two (2) years from the Effective Time for an annual salary of $150,000 and with benefits comparable to the benefits currently received by other employees of Benton, including participation in Benton's profit sharing plan.

Mr. Reed Gilmore, a director of Crestone, through his affiliate Antelope Energy Company LLC, has entered into an agreement with Crestone to acquire its non-producing working interest leases for an aggregate of $20,107.

Thompson Oil Company, wholly owned by Mr. Randall C. Thompson, as well as Mr. Edwin T. Stitt, a director of Crestone, Antelope Energy Company LLC, controlled by Mr. Reed Gilmore, a director of Crestone, and Mr. C.E. Chancellor, a director of Crestone, of Chancellor Energy Company, participated, along with other Crestone stockholders, with Crestone in drilling an exploratory test well on certain undeveloped oil and gas leases in Nevada and are responsible for their proportionate share of expenses and lease payments relating to such leases.

RESALE OF BENTON COMMON STOCK

The issuance of the shares of Benton Common Stock in connection with the Merger has been registered under the Securities Act. Such shares may be traded freely and without restriction under federal securities laws by those stockholders not deemed to be "affiliates" of Crestone as that term is defined in Rules 144 and 145 under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by, or are under common control with Crestone at the time of the Crestone Special Meeting. Accordingly, affiliates of Crestone will generally include the directors and executive officers of Crestone as well as Crestone's largest stockholders. Shares of Benton Common Stock received by affiliates of Crestone pursuant to the Merger may not be publicly resold without registration under the Securities Act except pursuant to the volume and manner of sale limitations and other requirements provided in Rules 144 and 145. This Proxy Statement/Prospectus does not cover any resales of Benton Common Stock received by affiliates of Crestone. Any owner of Crestone Common Stock who becomes an affiliate of Benton will be subject to similar restrictions under Rule 144. Pursuant to the Merger Agreement, each officer, director and other affiliate of Crestone has agreed to a "lock-up" arrangement with Benton with respect to the Benton Common Stock received in connection with the Merger. Each officer, director and other affiliate of Crestone has agreed not to offer or sell any Benton Common Stock received in connection with the Merger until 12 months after the Effective Time, except as follows: (i) each officer, director and other affiliate of Crestone, other than Mr. Thompson, may offer and sell up to 10% of the Benton Common Stock received in connection with the Merger at any time and up to an additional 22 1/2% of the Benton Common Stock received by him in connection with the Merger in each three month period after the Effective Time (on a non-cumulative basis) and (ii) Mr. Thompson may offer and sell up to 10% of the Benton Common Stock he receives in connection with the Merger at any time, may offer and sell up to an additional 22 1/2% of the Benton Common Stock he receives in connection with the Merger in each three month period commencing one year from the Effective Time (on a non-cumulative basis), and may offer and sell additional shares of Benton Common Stock received in connection with the Merger during the two year period commencing at the Effective Time only in order to offset or avoid adverse tax consequences in the reasonable discretion of Benton. In the event that Mr. Thompson is terminated as an employee without cause, the lock-up will no longer apply to Mr. Thompson and his shares may be sold with prior notification to Benton and in compliance with the securities laws. Except as provided herein, there will be no other restrictions on the transfer of shares of Benton Common Stock issued by Benton pursuant to the Merger.

ACCOUNTING TREATMENT

The Merger will be accounted for by Benton under the "purchase"method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by Benton in connection with the Merger will be allocated to Crestone's assets and liabilities based on their fair values as of the date of acquisition. The assets and liabilities and results of operations of Crestone will be consolidated into the assets and liabilities and results of operations of Benton subsequent to the Effective Time of the Merger.

OPERATIONS AFTER THE MERGER

Benton and Crestone are independent oil and gas companies, engaged in the acquisition of producing properties and exploration, development and production of oil and gas, internationally and domestically. Upon consummation of the Merger, Crestone will operate as an indirect wholly-owned subsidiary of Benton. If the Merger is consummated, Benton intends to sell the Crestone interests in the United States properties. Crestone has solicited offers for the sale of these properties and has signed a letter of intent to sell all of Crestone's producing and non-producing royalty interests for $235,000, but there can be no assurance that Crestone or Benton will be able to sell the United States properties to the extent not previously sold by Crestone prior to the Merger. Until such properties are sold, Benton intends to continue to operate such properties as are currently being operated by Crestone.

Crestone will pursue the sale of the U.S. property interests prior to the Effective Time of the Merger. However, there can be no assurance that such a sale can be consummated prior to the Effective Time.

EXPENSES; FEES

Benton will pay all expenses including, without limitation, legal and accounting fees and printing costs incurred by Benton or Crestone in connection with the transaction contemplated by this Proxy Statement/Prospectus. Benton and Crestone estimate that all such expenses will be approximately $400,000.

               RECOMMENDATION OF THE CRESTONE BOARD OF DIRECTORS

CRESTONE BOARD OF DIRECTORS' REASONS FOR THE MERGER PROPOSAL

THE BOARD OF DIRECTORS OF CRESTONE BELIEVES THAT THE TERMS OF THE MERGER AGREEMENT ARE IN THE BEST INTERESTS OF CRESTONE AND ITS STOCKHOLDERS, HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, AND UNANIMOUSLY RECOMMENDS THAT THE CRESTONE STOCKHOLDERS APPROVE THE MERGER PROPOSAL AND THE TRANSACTIONS CONTEMPLATED THEREBY. The Crestone Board believes the Merger Proposal is the most beneficial alternative for all stockholders because it provides the highest per share value of the various alternatives considered by the Crestone Board. The factors and alternatives considered by the Crestone Board in reaching its determination were those set forth below.

Crestone was incorporated in 1981 with the goal of completing an initial public offering ("IPO") to provide more working capital and liquidity for its stockholders. Due to a downturn in the oil and gas business and other reasons, those plans were postponed.

Several years ago, the Board of Directors of Crestone decided to consult investment bankers with respect to the possibility of a private placement of Crestone Common Stock or an IPO of Common Stock. The President and several Crestone directors met with the investment bankers and were advised that Crestone was not large enough to undertake a cost effective IPO or to attract significant working capital on favorable terms.

The Crestone Board then resolved to make a determined effort to increase the size of Crestone in terms of cash and other assets. To accomplish this, it decided to pursue foreign exploration prospects where the risks are significantly greater than domestic exploration prospects but the potential reserves are correspondingly greater.

After acquiring its WAB-21 Contract, Crestone invested significant resources to highgrade the exploration and technical merits of the WAB-21 Contract. In connection therewith, Crestone contacted an estimated 150 companies by mail, by telephone or by personal visits by the President and other representatives of Crestone in the marketing and sale of the WAB-21 Contract. Although many of the international companies contacted have been attracted by the technical merits of the area (i.e., the possibility of finding large petroleum reserves), they have been discouraged by the Vietnamese claim of sovereignty.

In June 1996, Crestone received an offer from a publicly traded independent oil and gas company to purchase all the outstanding stock and stock options of Crestone for $14.5 million in three optional installments spread over two years. That offer did not include any retained economic interest in the Wan'an Bei, WAB-21 Contract Area by Crestone's stockholders. Also in June 1996, Crestone received an offer from another independent company for a 50% participating interest in Wan'an Bei, WAB-21 for $2.0 million in three installments over a six month period, subject to other conditions. The purchaser also offered to carry Crestone's expenditure obligations during the first exploration period up to a total of $2.5 million.

These and other offers to purchase varying interests in Crestone were rejected by the Crestone Board because terms were not attractive or were insufficient to make Crestone a viable exploration company and did not adequately enhance shareholder value. None of the rejected offers provided for the ability of Crestone's stockholders to retain a future economic interest in possible future production.

Most Crestone stockholders have owned their stock for as long as 15 years without receiving any dividend or having any liquidity. The expressed desire of a number of stockholders for liquidity made the Benton offer attractive to the Crestone Board of Directors. The Merger will provide liquidity for those stockholders who desire it, while allowing the rest to retain their investment in Crestone as an indirect wholly-owned subsidiary of Benton.

Benton was one of the many international oil companies contacted by Crestone management. Benton's offer met three criteria the Crestone Board had set for an acceptable offer for a sale of Crestone:

      (i) a minimum price of $3 per share.

      (ii) the price be payable either in cash or in stock of a public company in a tax-free exchange.

     (iii) a reserved Economic Interest through a Shareholder Trust in future revenues derived from the WAB-21 Contract.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Merger including:

      (i) the possibility that the Merger might not be consummated, and the effect that the public announcement of the Merger Agreement might have on the future prospects for selling Crestone.

      (ii) the other risks described in "Risk Factors" above.

     (iii) the risk that the potential benefits of the Merger may not be achieved or fully realized.

      (iv) the risk that the trading price of Benton Common Stock may decline.

The Board also considered that Crestone has had significant operating losses in the past several years and a working capital deficit at June 30, 1996, leading to a recent audit opinion by Price Waterhouse LLP containing a going concern qualification.

In making its recommendation with respect to the Merger Proposal, the Board of Directors of Crestone has not sought nor obtained the formal opinion of any financial advisor with respect to the fairness of the financial terms of the Merger Proposal to Crestone or its stockholders. The Crestone Board determined that it would not be a prudent use of its limited funds to seek a formal opinion of the fairness of the terms of the Merger Proposal when the offer reflected a premium over the financial values previously placed on Crestone by unaffiliated third party offerors and, at the same time, provided a vehicle for liquidity for any stockholders concerned about Benton's long term value. The Crestone Board also believes it has sufficient expertise to evaluate the Merger Proposal because all of its directors are experienced in the oil and gas industry and are well aware of industry valuations placed on Crestone. They are also well aware of the risk that the Vietnamese may interfere with the exploration and/or drilling of the WAB-21 Contract Area. For the foregoing reasons, the Crestone Board does not believe the absence of an independent fairness opinion will have adverse consequences to its stockholders.

In reaching the conclusion that the Crestone stockholders will receive fair value in the Merger for the assets and business of Crestone being acquired in the Merger, the Crestone Board considered management's knowledge of Benton's business and discussions with Benton's management of their views concerning the business, financial condition and prospects of Benton. The Crestone Board also considered historical and current market prices of Benton Common Stock and concluded that the Benton Common Stock was trading in a reasonable range prior to announcement of the Merger and prior to the execution of the Merger Agreement.

Based on these factors, and without quantifying or otherwise assigning any weights to the specific factors discussed above, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby on September 20, 1996.

CRESTONE BOARD OF DIRECTORS' RECOMMENDATION

THE CRESTONE BOARD OF DIRECTORS HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT AND BELIEVES THAT THE MERGER PROPOSAL IS FAIR, AND THAT APPROVAL OF THE MERGER PROPOSAL IS IN THE BEST INTERESTS OF CRESTONE AND ITS STOCKHOLDERS. THE CRESTONE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CRESTONE STOCKHOLDERS VOTE THEIR SHARES TO APPROVE THE MERGER PROPOSAL.

In reaching its decision to approve the Merger Agreement, the Board of Directors considered: (i) that the Merger Agreement allows all of the Crestone stockholders to participate in the exchange of Crestone's Common Stock; (ii) its knowledge of the respective businesses of Crestone and Benton; (iii) that the Merger would allow the stockholders of Crestone to continue to participate in the oil and gas business; (iv) that the Merger permits Crestone stockholders to participate directly in any production from the WAB-21 Contract by participating in the proposed Shareholder Trust; (v) the benefits to the Crestone stockholders of being a part of the combined entity with large reserves and substantial production; (vi) the other offers and lack of offers received for the Crestone Common Stock; (vii) the terms of the Merger Agreement; and (viii) that the Crestone stockholders will be relieved of bearing alone all the expense and overhead of Crestone.

BENTON BOARD OF DIRECTORS' REASONS FOR THE MERGER PROPOSAL

In considering the Merger, Benton took into account various advantages and disadvantages of the Merger Proposal to Benton and its stockholders. Benton has analyzed the terms of the WAB-21 Contract, available geological and geophysical data and available reserve and production information related to fields in the vicinity of the WAB-21 Contract Area. Based on its review of such data and weighing the political, contractual and geological risks associated with the WAB-21 Contract, Benton's Board of Directors determined that the Merger was in the best interest of Benton and its stockholders.

                        CERTAIN FEDERAL TAX CONSEQUENCES

The following discussion summarizes the material federal income tax consequences of the Merger. This summary reflects the opinion (the "opinion") of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A., counsel to Benton, in connection with the Merger, which relies upon certain representations and warranties (collectively, the "representations") noted in and attached to the opinion, including without limitation, "continuity of interest," the extent to which Crestone Common Stock is acquired and the extent to which consideration other than Benton Common Stock is delivered by Benton in the Merger. A Crestone Stockholder's individual circumstances may affect the federal income tax consequences of the Merger to such stockholder. Moreover, this discussion does not address (a) the federal income tax treatment of other transactions related to or occurring contemporaneously with the Merger, (b) applicable tax consequences under state, local or foreign laws, or any federal laws, other than those pertaining to federal income tax, and (c) any other federal income tax consequences, such as the carryover or availability of federal tax attributes, other than those specifically addressed in the opinion.

EACH CRESTONE STOCKHOLDER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OR HER OF THE MERGER AND THE RELATED TRANSACTIONS, INCLUDING APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

The opinion holds that the Merger will be characterized as a tax-free reorganization under Section 368(a)(1) of the Code. Benton and Crestone each intend to treat the Merger as qualifying for tax-free reorganization treatment for federal income tax purposes. However, no assurance can be given that the reporting positions to be taken by Benton and Crestone regarding the characterization of the Merger as a tax-free reorganization will not be challenged by the Internal Revenue Service. The discussion below assumes that the tax-free reorganization character of the Merger will be respected by the Internal Revenue Service.

The characterization of the Merger as a tax-free reorganization requires that the Crestone stockholders acquire and maintain a "continuity of interest" in the Benton Common Stock. There is no precise measure of the extent to which the Benton Common Stock must be retained or the duration of such retention in order to satisfy the "continuity of interest" requirement. Nevertheless, the Internal Revenue Service has established a standard for the purpose of securing a private letter ruling which requires that the Crestone stockholders have no intention to retain less than 50% of valuation (valued at the Effective Time of the Merger) of the Benton Common Stock they receive. Dispositions of Benton Common Stock which lowers the Crestone stockholders' ownership or risk of ownership below that level near the Effective Time of the Merger could have an adverse effect on the tax-free reorganization treatment of the Merger.

Neither Benton nor Crestone will recognize any income, gain or loss in connection with the Merger, except as hereafter described. Crestone plans to declare and distribute to the then holders of Crestone Common Stock, as of a specified record date, a proportionate contractual economic interest in the WAB-21 Contract (the "Interest"), which declaration and distribution are to occur immediately prior to the Effective Time of the Merger. Benton and Crestone have valued the Interest at $200,000. The excess of the value of the distributed Interest over Crestone's adjusted tax basis in the Interest will constitute income to Crestone for federal income tax purposes.

No gain, loss or income will be recognized by Crestone Stockholders who exchange their Crestone Common Stock solely for shares of Benton Common Stock. The distribution of the Interest discussed above will result in the Crestone Stockholders' receipt of income for federal income tax purposes. The character of such income is that of a taxable dividend.

The holding period for the shares of Benton Common Stock, including any applicable fractional share interests in Benton Common Stock, received in the Merger by a Crestone Stockholder will include the period during which the shares of Crestone Common Stock exchanged therefor were held; provided, that, such shares of Crestone Common Stock were held by the applicable Crestone Stockholder as capital assets at the Effective Time of the Merger.

The aggregate adjusted tax basis of the shares of Benton Common Stock received by each holder of shares of Crestone Common Stock pursuant to the Merger, including a fractional share interest not actually received, will be, in each instance, equal to the aggregate tax basis of the shares of Crestone Common Stock exchanged therefor. The adjusted basis of such exchanged Crestone Common Stock of a particular Crestone Stockholder will be allocated proportionately among all the Benton Common Stock received, including the fractional share interest.

The receipt by a former holder of Crestone Common Stock of cash in lieu of a fractional share of Benton Common Stock will be treated as if such fractional share interest had been first received by such holder in the Merger and then redeemed by Benton. The holder of such fractional share interest will recognize gain or loss equal to the difference between the amount of cash received and the holder's basis in such fractional share, as determined above. The resulting gain or loss will be a capital gain or loss; provided, that, the shares of Crestone Common Stock were held by the applicable Crestone Stockholder as capital assets at the Effective

Time of the Merger. Such capital gain or loss will be accorded long-term capital gain or loss treatment if the holding period for such fractional share interest is more than one year, as determined above.

The receipt of cash from Crestone by a Dissenting Stockholder in exchange for such stockholder's shares of Crestone Common Stock, rather than receiving shares of Benton Common Stock, will be treated as a sale of the Dissenting Stockholder's shares of Crestone Common Stock. The Dissenting Stockholder will recognize gain or loss for federal income tax purposes equal to the difference between the amount of cash received from Crestone in exchange therefor and the Dissenting Stockholder's basis in such shares of Crestone Common Stock. The resulting gain or loss will be a capital gain or loss if the shares of Crestone Common Stock are held by such Dissenting Stockholder as capital assets at the Effective Time of the Merger. Such capital gain or loss will be long-term capital gain or loss if the holding period for the shares of Crestone Common Stock for which such cash payment is received was more than one year, as determined above.

Pursuant to the Merger, each then outstanding Crestone Option will be exchanged for Benton Options. The economics, terms and benefits under the substituted Benton Options will be no more favorable to the holders of the Crestone Options exchanged therefor than existed under the Crestone Options. The holders of the such exchanged Crestone Options will not recognize any income, gain or loss as a result of the receipt of Benton Options in the Merger.

Pursuant to the terms of the Merger Agreement, Benton has agreed to pay and/or assume the expenses of Crestone, but not of any Crestone stockholder, which are solely and directly related to the Merger. The foregoing discussion and the tax opinion are based on certain factual assumptions set forth in the tax opinion, and assumes that the initial erroneous payment of some of such expenses by Crestone with funds provided by Benton, and then the subsequent payment of the same expenses directly by Benton followed by (a) Crestone's recovery of the funds initially provided by Benton from those payees to which Crestone had made such erroneous expense payments, and (b) Crestone's return of such recovered funds to Benton, all of which occurred prior to the Effective Time of the Merger, constitutes neither impermissible consideration paid to Crestone or its stockholders nor interim financing of Crestone by Benton.

Neither Benton nor Crestone has requested an advance ruling from the Internal Revenue Service as to the federal income tax consequences of the Merger. The foregoing discussion is based on current law and the accuracy of the representations. No assurance can be given that future legislation, regulations, administrative pronouncements or court decisions will not significantly change the law and materially affect the conclusion expressed herein. Any such change, even though made after the consummation of the Merger, could be applied retroactively.

Absent a characterization of the Merger as a tax-free reorganization, the Crestone stockholders would recognize gain or loss in the Merger measured by the difference between their respective bases in their Crestone Common Stock and the value of the Benton Common Stock received in exchange therefore, determined as of the Effective Time of the Merger. If the Merger were not characterized as a tax-free reorganization, the Merger would be characterized as a "purchase of Crestone Common Stock" and become subject to the provisions of sec. 338 of the Code. This section could convert the apparent purchase of the Crestone Common Stock into a deemed acquisition of Crestone's assets if an election under such section is either made or deemed to be made. The effect of such election would be to cause Benton's controlled group of corporations to incur gain or loss on the deemed sale of Crestone's assets.

                            CRESTONE SPECIAL MEETING

MATTERS TO BE CONSIDERED

At the Crestone Special Meeting, Crestone stockholders will consider and vote upon approval of the Merger Agreement that provides for, among other things, (a) the merger of Merger Sub with and into Crestone, and (b) the cancellation, conversion and exchange of each outstanding share of Crestone Common Stock, other than shares for which dissenters' rights have been perfected, into the right to receive 0.1429 shares of Benton Common Stock for each share of Crestone Common Stock. At the Crestone Special Meeting, Crestone stockholders will also consider such other business as may properly come before the meeting. The Crestone Board of Directors is not aware of any such other business.

VOTING REQUIREMENTS

Only Crestone stockholders of record on October 29, 1996 are entitled to notice of and to vote at the Crestone Special Meeting. On October 29, 1996, there were 4,397,000 shares of Crestone Common Stock issued, outstanding and entitled to vote, held by 143 holders of record. Holders of record of Crestone Common Stock may cast one vote per share, either in person or by proxy, upon each matter upon which a vote is taken at the Crestone Special Meeting.

The presence, in person or by proxy, of the holders of a majority of the aggregate number of shares of Crestone Common Stock entitled to vote at the Crestone Special Meeting is necessary to constitute a quorum at the Crestone Special Meeting. Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Crestone Common Stock, issued and outstanding and entitled to vote on the subject matter. Abstentions and broker non-votes on the Merger Proposal will be counted only for purposes of determining whether a quorum is present at the Crestone Special Meeting. THE BOARD OF DIRECTORS OF CRESTONE HAS UNANIMOUSLY ADOPTED THE MERGER AGREEMENT, HAS DETERMINED THAT THE MERGER IS IN THE BEST INTERESTS OF CRESTONE AND ITS STOCKHOLDERS, AND HAS UNANIMOUSLY RECOMMENDED THAT CRESTONE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE MERGER PROPOSAL.

PROXIES

All shares of Crestone Common Stock represented at the Crestone Special Meeting by properly executed proxies received prior to or at the Crestone Special Meeting, unless the proxies have previously been revoked, will be voted in accordance with the instructions on the proxies. If no instructions are given, proxies will be voted FOR approval of the Merger Proposal.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by filing with the corporate secretary of Crestone a written notice of revocation bearing a later date than the proxy, by duly executing and delivering to the secretary of Crestone a subsequent proxy relating to the same shares, or by attending the Crestone Special Meeting and voting in person (although attendance at the Crestone Special Meeting will not in and of itself constitute revocation of a proxy). Any written notice revoking a proxy should be sent to Crestone Energy Corporation, 303 East 17th Avenue, Suite 810, Denver, Colorado 80203, Attention:
Richard A. Champion.

Benton will bear the cost of printing and mailing proxy material to Crestone stockholders in connection with the Crestone Special Meeting. Crestone will solicit proxies by mail and Crestone may request brokers and banks to forward copies of this Proxy Statement/Prospectus and related materials to persons for whom they hold Crestone Common Stock and to obtain authority for the execution and delivery of proxies. Officers and employees of Crestone may, to a limited extent, solicit proxies by personal delivery of the material and by telephone, telegram or mail.

                     FAILURE TO APPROVE THE MERGER PROPOSAL

In the event that the Crestone stockholders fail to approve the Merger Proposal, as set forth in this Proxy Statement/Prospectus, the Merger as described herein will not be consummated. However, all of Crestone's directors have agreed to vote in favor of the Merger and since their collective holdings, including holdings of their affiliates, of Crestone Common Stock exceed 50%, approval by the stockholders of Crestone is assured. In the event that the Merger does not proceed for any reason, Benton and Crestone would each continue in its respective business as it did prior to the initiation of negotiations which culminated in the Merger Agreement. However, it is also possible that a new merger or other agreement might be negotiated between Benton and Crestone, or other actions might be taken, to allow for a combination of their businesses on other terms, as such other terms may be discussed or agreed upon.

In addition, the Crestone Board of Directors may also explore the possibility of the combination of Crestone and another entity; however, there is no assurance that such a combination would be feasible or that terms and conditions of such a combination would be as favorable to Crestone or its stockholders as the terms and conditions offered pursuant to the Merger Agreement.

                     COMPARATIVE RIGHTS OF SECURITY HOLDERS

DESCRIPTION OF BENTON CAPITAL STOCK

Benton is authorized to issue 40,000,000 shares of Common Stock, $0.01 par value per share, and 5,000,000 shares of Preferred Stock, $0.01 par value per share.

Common Stock. The holders of Benton Common Stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of the stockholders and are entitled to receive ratably such dividends as are declared by the Benton Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Benton, holders of Benton Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. The holders of Benton Common Stock have no preemptive right or rights to convert their Benton Common Stock into other securities and are not subject to future calls or assessments by Benton. All outstanding shares of Benton Common Stock are validly issued, fully paid and non-assessable. All shares of Benton Common Stock to be issued in connection with the Merger will be validly issued, fully paid and non-assessable.

Preferred Stock. Under Benton's Certificate of Incorporation, the Board of Directors has the power, without further action by the holders of Benton Common Stock, to designate the relative rights and preferences of Benton's Preferred Stock when and if issued. Such rights and preferences could include preferences as to liquidation, redemption, and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive to the interest of the holders of the Benton Common Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of Benton and may have an adverse effect on the rights of the holders of Benton Common Stock. A total of 5,000,000 shares of the authorized Preferred Stock is designated Series B Preferred Stock to be issued in connection with Benton's Stockholder Rights Agreement. No Series B Preferred Stock is currently outstanding.

DESCRIPTION OF CRESTONE CAPITAL STOCK

The authorized capital stock of Crestone consists of 50,000,000 shares of Common Stock, $0.01 par value per share, and 50,000,000 shares of Preferred Stock, $0.01 par value per share. At October 29, 1996, a total of 4,397,000 shares of Crestone Common Stock were issued and outstanding and held by 143 stockholders. No shares of Preferred Stock were outstanding.

Common Stock. Holders of Crestone Common Stock are entitled to receive dividends, when and if declared by the Crestone Board of Directors, out of funds legally available therefore and, subject to the prior rights of any Preferred Stock then outstanding, to share ratably in the net assets of Crestone upon liquidation. Holders of Crestone Common Stock do not have preemptive or other rights to subscribe for additional shares, nor are there any redemption or sinking fund provisions associated with the Crestone Common Stock.

Holders of Crestone Common Stock are entitled to one vote per share on all matters requiring a vote of stockholders. Since Crestone does not have cumulative voting rights in electing directors, the holders of more than a majority of the outstanding shares of Crestone Common Stock voting for the election of directors can elect all of the directors whose term expires that year, if they choose to do so.

Preferred Stock. Under Crestone's Articles of Incorporation, the Crestone Board of Directors has the power, without further action by the holders of the Crestone Common Stock, to designate the relative rights and preferences of the Preferred Stock, when and if issued. Such rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive to the interests of the holders of the Crestone Common Stock. The Crestone Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could also affect the voting power of the holders of Crestone Common Stock. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of Crestone and may have an adverse effect on the rights of the holders of the Crestone Common Stock.

DESCRIPTION OF BENTON OPTIONS

Each outstanding Crestone Option will be exchanged for and represent the right to receive an option to purchase 0.1429 shares of Benton Common Stock at an exercise price of $7.00 per share. The Benton Options will be issued pursuant to a Stock Option

Plan and Stock Option Agreement. The Benton Options will expire ten years from the date of issuance of the Crestone Option exchanged therefor. The number of shares of Benton Common Stock and the exercise price of Benton Options is subject to adjustment under certain circumstances, as described therein. The Benton Options are not subject to redemption or call by Benton.

COMPARISON OF RIGHTS

The rights of holders of Crestone Common Stock and holders of Benton Common Stock differ in some respects, based on differences in the respective corporations' charters and bylaws. Additionally, Crestone is organized under the laws of the State of Colorado and Benton is organized under the laws of the State of Delaware. Because of the difference in domicile, there are several differences in rights of the stockholders. The following is a summary comparison of the rights of holders of Crestone Common Stock and holders of Benton Common Stock.

General Voting Rights. Each share of Benton Common Stock has one vote on all matters submitted to the stockholders. There is no other class of Benton stock outstanding. Each share of Crestone Common Stock has one vote on all matters submitted to the stockholders. There is no other class of Crestone stock outstanding.

Cumulative Voting. Cumulative voting in the election of Directors is available under Delaware law only if specifically provided for in a corporation's certificate of incorporation. Benton's Certificate of Incorporation does not provide for cumulative voting. Under Colorado law, unless otherwise provided for in a company's articles of incorporation, stockholders have the right to exercise cumulative voting in the election of directors. Crestone's Articles of Incorporation provide that stockholders do not have the right to vote cumulatively.

Preemptive Rights. Preemptive rights to subscribe for additional shares of stock are neither required nor prohibited under Delaware law. Colorado law permits preemptive rights if provided for under the Articles of Incorporation. Neither Benton's Certificate of Incorporation nor Crestone's Articles of Incorporation provide for preemptive rights.

Dividend Rights. A Delaware corporation may pay dividends out of surplus legally available therefor and also out of net profits legally available therefor for the fiscal year in which declared or the preceding fiscal year, subject to any restrictions contained in the company's certificate of incorporation. A Colorado corporation may not pay a dividend or make a distribution to stockholders if, after giving it effect, the corporation would not be able to pay its debts as they become due or, except as otherwise specifically allowed by the articles of incorporation, if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Benton's Certificate of Incorporation does not include any restrictions on dividends. Crestone's Articles of Incorporation do not include any restrictions on payment of dividends or distributions to stockholders. However, Benton is subject to other restrictions on the payment of dividends. See "Price Range of Common Stock and Dividends."

Board of Directors. Both Delaware and Colorado law permit a corporation to divide its Board of Directors into classes, such that the terms of office of the directors continue for up to three years and end in staggered years. Benton's Certificate of Incorporation does not provide for a classified Board of Directors, but provides that each director will stand for election each year, to serve a term of one year. Similarly, the Crestone Articles of Incorporation do not provide for a staggered Board of Directors, but provide that each director will stand for election each year, to serve a term of one year.

Certificate of Incorporation and Bylaws. Under Delaware law, a company's certificate of incorporation may be amended by the affirmative vote of a majority of the outstanding stock entitled to vote thereon, except as otherwise provided therein. Benton's Certificate of Incorporation requires the approval of the holders of a majority of the outstanding Benton Common Stock entitled to vote in order to amend or repeal any provisions of the Certificate of Incorporation. Colorado law provides that, generally, a majority of the voting power of the corporation, subject to a class vote in certain circumstances, may approve any amendment to the articles of incorporation, except as otherwise provided therein. Crestone's Articles of Incorporation require the approval of the holders of a majority of the shares of Crestone Common Stock then outstanding to take any action, including any amendment, alteration or repeal of the provisions of Crestone's Articles of Incorporation.

Delaware law permits a company's certificate of incorporation to give the Board of Directors the power to adopt, amend or repeal bylaws; however, the stockholders retain concurrent power to adopt, amend or repeal bylaws. Benton's Certificate of Incorporation provides that the directors have the power to make, alter or amend the bylaws but also provides that in the event that it is required or demanded that the stockholders vote on an amendment or repeal of any provision of the bylaws, such amendment or repeal shall require the approval of the holders of a majority of the outstanding Benton Common Stock entitled to vote. Under Colorado law, directors or stockholders may generally amend the bylaws of the corporation. Crestone's Articles of

Incorporation provide that the Board of Directors is authorized to alter, amend or repeal the bylaws or to adopt new bylaws, subject to repeal or change by action of the stockholders. The Crestone Bylaws may be repealed or changed by the vote of the holders of not less than a majority of the outstanding shares entitled to vote on such action.

Mergers, Consolidations and Sales of Assets. Delaware law provides that a merger, consolidation or sale of all or substantially all of a corporation's assets must be approved by a majority of all the outstanding shares of common stock entitled to vote, unless a company's certificate of incorporation requires approval by the vote of a larger percentage. Benton's Certificate of Incorporation requires the approval of the holders of a majority of the outstanding shares entitled to vote in order to consolidate or merge, or to sell, transfer, exchange or otherwise dispose of all, or substantially all, of its assets.

Under Colorado law, a merger, dissolution, or disposition of all of a corporation's assets must be adopted by the affirmative vote of the holders of a majority of the stock entitled to vote thereon, or by a greater vote as provided in the articles of incorporation. Crestone's Articles of Incorporation require approval by the holders of not less than a majority of the outstanding shares entitled to vote to take any action which requires approval by the stockholders, including a merger, dissolution or disposition of all of Crestone's assets.

State Takeover Statutes. Delaware law provides that a Delaware corporation may not engage in certain "business combinations" with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and officers and also employee stock plans in which employee participants do not have the right to determine whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date the business combination is approved by the Board of Directors and authorized in an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The above restrictions do not apply if the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by the statute or if the corporation, by action of the stockholders, adopts an amendment to its certificate of incorporation or bylaws expressly electing not to be governed by this statute.

This statute applies to any Delaware corporation that has a class of voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or is held of record by more than 2,000 stockholders. Neither the Benton Certificate of Incorporation nor Bylaws elects to operate outside of this section of the Delaware law.

Colorado does not have any law which could be construed as an anti-takeover statute comparable to Delaware law.

                         INFORMATION CONCERNING BENTON

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the SEC by Benton are hereby incorporated by reference in this Prospectus:

     (a) Benton's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended on Form 10-K/A dated June 14, 1996.

     (b) Benton's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

     (c) Benton's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

     (d) All documents subsequently filed by Benton pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the Effective Date.

This Proxy Statement/Prospectus is also furnished to Crestone stockholders by Benton as a Prospectus in connection with Benton's offering of Benton Common Stock and Benton Options issuable in the Merger. The information contained in this Proxy Statement relating to Benton has been supplied by Benton and the information relating to Crestone has been provided by Crestone.

                                    BUSINESS

GENERAL

Benton is an independent energy company which has been engaged in the development and production of oil and gas properties since 1989. Although originally active only in the United States, Benton has developed significant interests in Venezuela and Russia, and recently sold substantially all of its remaining United States oil and gas interests. Benton's operations are conducted principally through its 80%-owned Venezuelan subsidiary, Benton-Vinccler, which operates in the South Monagas Unit in Venezuela, and its 34%-owned Russian joint venture, GEOILBENT, which operates in the North Gubkinskoye Field in Siberia, Russia.

As of December 31, 1995, Benton had total assets of $214.8 million ($330.8 million at June 30, 1996), total estimated proved reserves of 96,212 MBOE, and a standardized measure of discounted future net cash flow, before income taxes, for total proved reserves of $372.3 million. For the year ended December 31, 1995 and the six months ended June 30, 1996, Benton had total revenues of $65.1 million and $74.8 million, respectively, and net income of $10.6 million and $10.1 million, respectively.

Benton has been successful in increasing reserves, production, revenues and earnings during the last two years. From year end 1993 through 1995, estimated proved reserves increased from 42,785 MBOE to 96,212 MBOE and net production increased from a total of 519 MBOE in 1993 to 6,647 MBOE in 1995. As production has increased over this period, average lifting costs per Bbl have declined from $7.26 to $1.19 in Venezuela, and from $16.22 to $5.63 in Russia. Over the same period, earnings per share have increased from a loss of $0.26 per share in 1993 to income of $0.40 per share for the year ended December 31, 1995.

Benton was incorporated in Delaware in September 1988. Its principal executive offices are located at 1145 Eugenia Place, Suite 200, Carpinteria, California 93013, and its telephone number is (805) 566-5600.

BUSINESS STRATEGY

Benton's business strategy is to identify and exploit new oil and gas reserves in under-developed areas while seeking to minimize the associated risk of such activities. Specifically, Benton endeavors to minimize risk by employing the following strategies in its business activities: (i) seek new reserves in areas of low geologic risk; (ii) use proven advanced technology in both exploration and development to maximize recovery; (iii) establish a local presence through joint venture partners and the use of local personnel; (iv) commit capital in a phased manner to limit total commitments at any one time; and (v) reduce foreign exchange risks through receipt of revenues in U.S. currency.

SEEK NEW RESERVES IN AREAS OF LOW GEOLOGIC RISK. Benton has had significant success in identifying under-developed reserves in the U.S. and internationally. In particular, Benton has notable experience and expertise in seeking and developing new reserves in countries where perceived potential political and operating difficulties have sometimes discouraged other energy companies from competing. As a result, Benton has established operations in Venezuela and Russia which have significant reserves that have been acquired and developed at relatively low costs. Benton is seeking similar opportunities in other countries and areas which it believes have high potential.

USE OF PROVEN ADVANCED TECHNOLOGY IN BOTH EXPLORATION AND DEVELOPMENT. Benton's use of 3-D seismic technology, in which a three dimensional image of the earth's subsurface is created through the computer interpretation of seismic data, combined with its experience in designing the seismic surveys and interpreting and analyzing the resulting data, allow for a more detailed understanding of the subsurface than do conventional surveys. Such technology contributes significantly to field appraisal, development and production. The 3-D seismic information, in conjunction with subsurface geologic data from previously drilled wells, is used by Benton's experienced in-house technical team to identify previously undetected reserves. The 3-D seismic information can also be used to guide drilling on a real-time basis, and has been especially helpful in the horizontal drilling done in Venezuela in order to take advantage of oil-trapping faults.

ESTABLISH A LOCAL PRESENCE THROUGH JOINT VENTURE PARTNERS AND THE USE OF LOCAL PERSONNEL. Benton has sought to establish a local presence where it does business to facilitate stronger relationships with local government and labor through joint venture arrangements with local partners. Moreover, Benton employs almost exclusively local personnel to run foreign operations both to take advantage of local knowledge and experience and to minimize cost. These efforts have created an expertise within Company management in forming effective foreign partnerships and operating abroad. Benton believes that it has gained access to new development opportunities as a result of its reputation as a dependable partner.

COMMIT CAPITAL IN A PHASED MANNER TO LIMIT TOTAL COMMITMENTS AT ANY ONE
TIME. While Benton typically has agreed to a minimum capital expenditure or development commitment at the outset of new projects, expenditures to fulfill these commitments are phased over time. In addition, Benton seeks, where possible, to use internally generated funds for further capital expenditures and to invest in projects which provide the potential for an early return to Benton.

REDUCE FOREIGN EXCHANGE RISKS. Benton seeks to reduce foreign currency exchange risks by providing for the receipt of revenues by Benton in U.S. dollars while most operating costs are incurred in local currency. Pursuant to the operating agreement between Benton-Vinccler and Lagoven, the operating fees earned by Benton-Vinccler are paid directly to Benton-Vinccler's bank account in the U.S. in U.S. dollars. GEOILBENT receives revenues from export sales in U.S. dollars paid to its account in Moscow. As Benton expands internationally, it will seek to establish similar arrangements for new operations.

PRINCIPAL AREAS OF ACTIVITY

The following table summarizes Benton's proved reserves, drilling and production activity, and financial operating data by principal geographic area at and for each of the years ended December 31:

                                      --------------------------------------------------------------------------------
                                             VENEZUELA(1)                  RUSSIA(2)                  UNITED STATES(3)
                                      ---------------------------  -------------------------  ------------------------
        Dollars in thousands             1993      1994      1995     1993     1994     1995     1993     1994    1995
                                      -------  --------  --------  -------  -------  -------  -------  -------  ------
RESERVE INFORMATION:
  Proved Reserves (MBOE)               19,389    60,707    73,593   10,121   17,540   22,618   13,275    2,913       1
  Discounted Future Net Cash Flows
    Before Income Taxes               $72,206  $268,830  $286,916  $24,237  $48,833  $85,361  $34,970  $18,657  $   16
  Standardized Measure of Future Net
    Cash Flows                        $50,958  $172,703  $206,545  $19,512  $32,398  $55,434  $32,046  $18,286  $   16
DRILLING AND PRODUCTION ACTIVITY:
  Gross Wells Drilled                       5        11        19        4        9       25        9        5       5
  Average Daily Production (BOE)          440     6,902    14,949       77      806    1,345      907    1,561   1,917
FINANCIAL DATA:
  Oil and Gas Revenues                $ 1,333  $ 21,472  $ 49,174  $   324  $ 3,513  $ 6,016  $ 5,565  $ 7,287  $7,683
  Expenses:
    Lease Operating Costs and
      Production Taxes                  1,165     3,808     6,483      458    2,832    2,764    3,487    2,891   1,456
    Depletion                             229     4,998    11,393       99      838    1,512    2,142    4,248   4,188
                                      -------  --------  --------  -------  -------  -------  -------  -------  ------
      Total Expenses                    1,394     8,806    17,876      557    3,670    4,276    5,629    7,139   5,644
                                      -------  --------  --------  -------  -------  -------  -------  -------  ------
    Results of Operations from Oil
      and Gas Producing Activities    $   (61) $ 12,666  $ 31,298  $  (233) $  (157) $ 1,740  $   (64) $   148  $2,039
                                      =======  ========  ========  =======  =======  =======  =======  =======  ======

---------------

(1) Includes 100% of the reserve information, drilling and production activity and financial data, without deduction for minority interest. All Venezuelan reserves are attributable to an operating service agreement between Benton-Vinccler and Lagoven under which all mineral rights are owned by the Government of Venezuela. See "-- South Monagas Unit, Venezuela" and
    "-- Reserves."

(2) The financial information for Russia for the 1995 presentation includes information for the nine months ended September 30, 1995, the end of the fiscal period for GEOILBENT. Results of operations in Russia reflect the twelve months ended December 31, 1993 and 1994 and the nine months ended September 30, 1995.

(3) In April 1996, Benton sold substantially all its U.S. reserves and related acreage positions. See "-- Other Properties." The 1995 Reserve Information excludes the reserves which were sold.

SOUTH MONAGAS UNIT, VENEZUELA

General. In July 1992, Benton and Vinccler, a Venezuelan construction and engineering company, signed a 20-year operating service agreement with Lagoven, an affiliate of the national oil company, PDVSA, to reactivate and further develop the Uracoa, Tucupita and Bombal Fields, which are a part of the South Monagas Unit (the "Unit"). At that time, Benton was one of three foreign companies ultimately awarded an operating service agreement to reactivate existing fields by PDVSA, and was the first U.S. company since 1976 to be granted such an oil field development contract in Venezuela.

The oil and gas operations in the Unit are conducted by Benton-Vinccler, Benton's 80%-owned subsidiary. The remaining 20% of the outstanding capital stock of Benton-Vinccler is owned by Vinccler. Benton, through its majority ownership of stock in Benton-Vinccler, makes all operational and corporate decisions related to Benton-Vinccler, subject to certain super-majority provisions of Benton-Vinccler's charter documents related to mergers, consolidations, sales of substantially all of its corporate assets, change of business and similar major corporate events. Vinccler has an extensive operating history in Venezuela. It provided Benton with initial financial assistance and continues to provide ongoing assistance with construction services and governmental and labor relations.

Under the terms of the operating service agreement, Benton-Vinccler is a contractor for Lagoven and is responsible for overall operations of the South Monagas Unit, including all necessary investments to reactivate and develop the fields comprising the Unit. The Venezuelan government maintains full ownership of all hydrocarbons in the fields. In addition, Lagoven maintains full ownership of equipment and capital infrastructure following its installation. Benton-Vinccler invoices Lagoven each quarter based on Bbls of oil accepted by Lagoven during the quarter, using quarterly adjusted contract service fees per Bbl, and receives its payments from Lagoven in U.S. dollars deposited directly into a U.S. bank account. The operating service agreement provides for Benton-Vinccler to receive an operating fee for each Bbl of crude oil delivered and a capital recovery fee for certain of its capital expenditures, provided that such operating fee and capital recovery fee cannot exceed the maximum total fee per Bbl set forth in the agreement. The operating fee is subject to periodic adjustments to reflect changes in the special energy index of the U.S. Consumer Price Index, and the maximum total fee is subject to periodic adjustments to reflect changes in the average of certain world crude oil prices. Benton cannot predict the extent to which future maximum total fee adjustments will provide for capital recovery components in the fees it receives, and has recorded no income or asset for capital recovery fees.

Under the terms of the operating service agreement, Benton-Vinccler was obligated to make certain capital and operating expenditures prior to December 31, 1995. Benton-Vinccler has satisfied all such obligations under the operating service agreement, and no further capital commitments are contractually required. However, in order to expand operations, Benton will need to continue to make capital expenditures. See "-- South Monagas Unit, Venezuela -- Drilling and Development Activity."

Since 1992, when Venezuela solicited initial calls for indications of interest related to the reactivation and further development of certain fields in Venezuela, the country has continued to invite foreign participation in Venezuelan oil and gas exploration, development and production. Management believes that Venezuela continues to provide potential business opportunities for Benton. See "-- Delta Centro Block, Venezuela."

Location and Geology
The Unit is located in the southeastern part of the state of Monagas in eastern Venezuela. The Unit is approximately 51 miles long and eight miles wide and consists of 157,843 acres, of which the fields comprise approximately one-half. At December 31, 1995, proved reserves attributable to Benton's Venezuelan operations were 73,593 MBOE, which represented approximately 76% of Benton's proved reserves. Benton-Vinccler is currently developing the Oficina sands in the Uracoa Field, which contain 92.4% of the Unit's proved reserves. The associated natural gas which is produced is currently being reinjected into the field, as no ready market exists for the natural gas.

Drilling and Development Activity
Uracoa Field. Benton-Vinccler has been developing the Uracoa Field since 1992. During October 1996, approximately 70 wells were producing an average of approximately 38.0 MBbls of oil per day in the Uracoa Field. The following table sets forth Uracoa drilling activity and production information for each of the quarters presented:

                                           -----------------------------------------------------------
                                                 WELLS DRILLED                    AVERAGE DAILY
                                           VERTICAL       HORIZONTAL       PRODUCTION FROM FIELD (BBLS)
                                           --------       ----------       ----------------------------
        1994:
          First Quarter                        5               0                       3,400
          Second Quarter                       0               0                       6,700
          Third Quarter                        3               0                       7,200
          Fourth Quarter                       0               3                      10,200
        1995:
          First Quarter                        1               1                      11,800
          Second Quarter                       1               2                      11,300
          Third Quarter                        3               2                      15,800
          Fourth Quarter                       1               8                      20,800
        1996:
          First Quarter                        2               8                      29,000
          Second Quarter                       5               4                      33,100
          Third Quarter                        3               7                      36,700

Benton-Vinccler contracts with third parties for drilling and completion of wells. Currently, Helmerich & Payne International Drilling Co. is performing drilling services for Benton-Vinccler under contract. Benton's technical personnel identify drilling locations, specify the drilling program and equipment to be used and monitor the drilling activities. To date, 14 previously drilled wells have been reactivated and 56 new wells have been drilled in the Uracoa Field using modern drilling and completion techniques that had not previously been utilized on the field, with 55, or 98%, completed and placed on production. Two drilling rigs are currently working in the Unit. In Benton's recent experience, each vertical deviated well, drilled to an average depth of 5,600 feet, has been drilled in approximately 10 days and completed in approximately six days, and each horizontal well, drilled to an average depth of 6,500 feet, has been drilled in 20 days and completed in three days. Benton-Vinccler plans to drill approximately seven vertical and 26 horizontal wells, two injection wells and one step-out well adjacent to the Uracoa Field during 1996, at an anticipated cost of $40-45 million.

In December 1993, Benton-Vinccler commenced drilling the first horizontal well in the Uracoa Field. Since the completion of this well, Benton has successfully integrated modern technology and modern drilling and completion techniques to improve the ultimate recovery. Benton has conducted a 3-D seismic survey and interpreted the seismic data over the Uracoa Field. As a horizontal well is drilled, information regarding formations encountered by the drill bit is transmitted to Benton. Geologists, engineers and geophysicists at Benton can determine the location of the drill bit by comparing the information about the formations being drilled with the 3-D seismic data. Benton then directs the movement of the drill bit to more accurately direct the well to the expected reservoir. Benton intends to continue this method of horizontal drilling in the development of the field.

Once oil is produced in the Uracoa Field, it is transported to production facilities which were designed in the United States and installed by Benton-Vinccler. These production facilities are of the type commonly used in heavy oil production in the United States, but not previously used extensively in Venezuela to process crude oil of similar gravity or quality. The current production facilities are capable of processing 40 MBbls of oil per day.

Tucupita and Bombal Fields. Before becoming inactive, only Tucupita had been substantially developed and produced; relatively few wells had been drilled at Uracoa and Bombal. Benton-Vinccler has completed a 67-square mile 3-D seismic survey over portions of the Unit and is currently interpreting the data. Based on the interpretations of the seismic data, Benton-Vinccler may drill one or more wells to extend the boundaries of the three known fields or to confirm the existence of additional fields previously undetected in the area. Further analysis of the Unit indicates that significant reserves may remain in the Tucupita Field. Benton-Vinccler intends to evaluate the potential of the Tucupita Field in 1996 by drilling one oil well and will expand existing production facilities in such field. Based on the performance of this pilot oil well which was recently completed and currently producing approximately 5,000 Bbls of oil per day, and if Benton's assumptions prove to be correct, the production facilities will be further expanded. Benton-Vinccler currently plans to begin work on the Bombal Field beginning in late 1996. During 1996, Benton expects capital expenditures of $5-7 million for drilling and construction of facilities in the Tucupita and Bombal Fields.

Customers and Market Information. Oil produced in Venezuela is delivered to Lagoven under the terms of an operating service agreement for an operating service fee. Benton-Vinccler has constructed a 25-mile oil pipeline from its oil processing facilities at Uracoa to Lagoven's storage facility, which is the custody transfer point. The service agreement specifies that the oil stream may contain no more than 1% base sediment and water, and quality measurements are conducted both at Benton-Vinccler's facilities and at Lagoven's storage facility. A continuous flow measuring unit is installed at Benton-Vinccler's facility, so that quantity is monitored constantly. Lagoven provides Benton-Vinccler with a daily acknowledgment regarding the amount of oil accepted the previous day, which is reconciled to Benton-Vinccler's measurement. At the end of each quarter, Benton-Vinccler prepares an invoice to Lagoven for that quarter's deliveries. Lagoven pays the invoice at the end of the second month after the end of the quarter. Invoice amounts and payments are denominated in U.S. dollars. Payments are wire transferred into Benton-Vinccler's account in New York.

Employees; Community Relations. Benton-Vinccler seeks to employ nationals rather than bring expatriates into the country. Presently, there are five full-time expatriates working with Benton-Vinccler and 121 local employees.

Benton-Vinccler also conducts ongoing community relations programs, providing medical care, training, equipment and supplies, and support for local schools, in both states in which the South Monagas Unit falls.

DELTA CENTRO BLOCK, VENEZUELA

General. In January 1996, Benton and its bidding partners, LL&E and Norcen (the "Consortium") were awarded the right to explore and develop the Delta Centro Block in Venezuela. The contract requires a minimum exploration work program consisting of completing a 1,300 kilometer seismic survey and drilling three wells to depths of 12,000 to 18,000 feet within five years. PDVSA estimates that this minimum exploration work program will cost $60 million, and will require that Benton, LL&E and Norcen each post a performance surety bond or standby letter of credit for its pro rata share of the estimated work commitment expenditures. Benton will have a 30% interest in the exploration venture, with LL&E and Norcen each owning a 35% interest. Under the proposed terms of the operating agreement, which establishes the management company for the project, LL&E will be the operator of the field and therefore Benton will not be able to exercise control of the operations of the venture. It is currently anticipated that Corporation Venezolana del Petroleo, S.A. ("CVP"), an affiliate of the national oil company, will have up to a 35% interest in the management company, which will dilute the voting power of the partners on a pro rata basis.

If areas within the block are deemed to be commercially viable, then the group has the right to enter into further agreements with CVP to develop those areas during the next 20-25 years. CVP would participate in the revenues and costs with an interest between 1-35%, at CVP's discretion. Any oil and gas produced by the Delta Centro consortium will be sold at market prices and will be subject to the oil and gas taxation regime in Venezuela and to the terms of a profit sharing agreement with PDVSA. Under the current oil and gas tax law, a royalty of up to 16.67% will be paid to the state. Under the contract bid terms, 41% of the pre-tax income will be shared with PDVSA for the period during which the first $1 billion of revenues is produced; thereafter, the profit sharing amount may increase up to 50% according to a formula based on return on assets. Currently, the statutory income tax rate for oil and gas enterprises is 66.7%. Royalties and shared profits are currently deductible for tax purposes.

Location and Geology. The Delta Centro block consists of approximately 2,100 square kilometers (526,000 acres) located in the delta of the Orinoco River in the eastern part of Venezuela. Although no significant exploratory activity has been conducted on the block, PDVSA has estimated that the area may contain recoverable reserves of as much as 820 MMBbls, and may be capable of producing up to 160 MBbls of oil per day. The general area of Venezuela in which the Delta Centro Block is located is known to be a significant source of hydrocarbons, evidenced by the Orinoco tar sands to the south and the recently discovered El Furrial light oil trend to the north. Based on its geological studies of the basins in this area, Benton's technical staff believes that hydrocarbons have essentially migrated over time from the deeper Maturin basin area of Venezuela southward toward the shallower Orinoco tar belt area. If so, then potential trapping structures and/or faults in the path of the migrating oil would serve as traps for the migrating oil and have the opportunity to be filled to their spill points. Delta Centro is directly in line with this migration path, making it an attractive exploration area. The area is mostly swampy in nature, with terrain ranging from forest in the north to savannah in the south. The marshlands in the block are similar to the transition zone areas in the Gulf of Mexico in which Benton has significant experience in seismic and drilling operations.

Drilling and Development Activity. The venture intends to conduct a 3-D seismic survey over the southwestern portion of the Delta Centro Block beginning in 1996, at an expected total cost to the Consortium of approximately $17 million, of which $1.6 million is expected to be spent in 1996. Following the initial interpretation of the seismic data, the venture intends to drill an initial exploration well during 1997, at a cost to the Consortium of approximately $7.0 million. Seismic and drilling programs during 1998-2000 will be based on the results of the 1996-1997 activity.

OVERVIEW OF VENEZUELAN OIL AND GAS INDUSTRY

Oil and gas is a vital industry in Venezuela, currently representing 25% of the economy. Estimates by the Economist Intelligence Unit indicate that the oil sector grew 6.0% in 1995 and 4.6% in 1994. Oil, gas and petroleum product exports for 1995 reached $13.3 billion, accounting for almost 73% of total exports. In addition, such estimates indicate that PDVSA expects oil and gas product exports to total approximately $15.6 billion in 1996.

PDVSA is one of the largest oil companies in the world based on several factors, including reserves, production capacity and product sales. At the end of 1995, PDVSA's proved crude oil reserves were approximately 64 BBbls, more reserves than any other company or country in the Western hemisphere. PDVSA is seeking to double its current production capacity over the next ten years, with private investment as a key source of capital to achieve such growth.

In 1992, Venezuela initiated a field re-activation program, which was an important first step for the reentrance of private investment to the oil and gas sector. Service contracts for 15 underdeveloped units were awarded, nine of which currently produce a total of 100 MBbls per day. Benton-Vinccler currently provides approximately 40% of this total production. In the beginning of 1996, Venezuela opened the oil and gas sector for profit sharing contracts. Ten areas were offered for auction at the end of January, marking the first time that exploration and production rights had been officially offered to the private sector since the nationalization of the oil industry in 1976. The Delta Centro consortium was one of the successful bidders.

NORTH GUBKINSKOYE, RUSSIA

General. In December 1991, the joint venture agreement forming GEOILBENT among Benton (34% interest) and two Russian partners, Purneftegasgeologia and Purneftegas (each having a 33% interest), was registered with the Ministry of Finance of the USSR. In November 1993, the agreement was registered with the Russian Agency for International Cooperation and Development. Although GEOILBENT may only take action through the unanimous vote of the partners, Benton believes that it has developed a good relationship with its partners and has not experienced any disagreement with its partners on major operational matters. Mr. A.E. Benton, Chief Executive Officer of Benton, serves as Chairman of the Board of GEOILBENT.

Location and Geology. GEOILBENT develops, produces and markets crude oil from the North Gubkinskoye Field in the West Siberia region of Russia, located approximately 2,000 miles northeast of Moscow. The field, which covers an area approximately 15 miles long and 4 miles wide, has been delineated with over 60 exploratory wells (which tested 26 separate reservoirs) and is surrounded by large proven fields. Before commencement of GEOILBENT's operations, North Gubkinskoye was one of the largest oil and gas fields in the region not under commercial production. The field is a large anticlinal structure with multiple pay sands. The development to date has focused on the BP 8, 9, 10, 11 and 12 reservoirs. The natural gas which is produced is currently being flared in accordance with environmental regulations.

Drilling and Development Activity. GEOILBENT commenced initial operations in the field during the third quarter of 1992 with the construction of a 37-mile oil pipeline and installation of temporary production facilities. During October 1996, approximately 38 wells were producing an average of approximately 6.8 MBbls of oil per day.

The following table sets forth drilling activity and production information for each of the quarters presented:

                                                    --------------------------------------------
                                                                              AVERAGE DAILY
                                                                          PRODUCTION FROM FIELD
                                                    WELLS DRILLED                (BBLS)
                                                    -------------      ---------------------------
        1994:
          First Quarter                                    1                      1,000
          Second Quarter                                   1                      2,400
          Third Quarter                                    2                      2,200
          Fourth Quarter                                   5                      4,900
        1995:
          First Quarter                                    4                      4,300
          Second Quarter                                   1                      5,600
          Third Quarter                                    9                      7,800
          Fourth Quarter                                  11                      7,900
        1996:
          First Quarter                                    4                      8,500
          Second Quarter                                   1                      7,200
          Third Quarter                                    0                      7,000

GEOILBENT contracts with third parties for drilling and completion of wells. Supervised by a joint American and Russian management team, GEOILBENT identifies drilling locations, then uses Russian drilling rigs, upgraded by certain western technology and materials including shaker screens, monitoring equipment and drilling and completion fluids, to drill and complete a well. To date, 12 previously drilled wells have been reactivated and 38 wells have been drilled in the field, with 37, or 97%, completed and placed on production. Each well is drilled to an average depth of approximately 10,000 feet measured depth and 8,000 feet true depth.

Once oil is produced from the North Gubkinskoye Field, it is transported to production facilities constructed and owned by GEOILBENT. Oil is then transferred to GEOILBENT's 37-mile pipeline which transports the oil from the North Gubkinskoye Field south to the main Russian oil pipeline network.

The current production facilities are operating at or near capacity and would need to be expanded to accommodate any increased production. Subject to obtaining financing, GEOILBENT has a 1997 capital expenditure budget of approximately $35 million, of which $21 million would be used to drill approximately 36 wells in the North Gubkinskoye Field and $14 million for construction of production facilities. GEOILBENT and Benton have negotiated a $55 million credit facility with the European Bank for Reconstruction and Development, which would be non-recourse to Benton, to be used for development of the North Gubkinskoye Field, including the production facility expansion and the drilling of additional wells.

Customers and Market Information. GEOILBENT's 37-mile pipeline runs from the field to the main pipeline in the area where GEOILBENT transfers the oil to Transneft, the state oil pipeline monopoly. Transneft can transport the oil to the western border of Russia. All oil production is for export, and all oil sales are handled by trading companies such as Russoil or NAFTA Moscow. During 1995, most of GEOILBENT's crude sales were made to purchasers in Germany. All sales have been paid in U.S. dollars into GEOILBENT's account in Moscow.

Employees; Community and Country Relations. Having access to the oilfield labor base in West Siberia, GEOILBENT employs Russian nationals almost exclusively. Presently, there are three full-time expatriates working with GEOILBENT and over 200 local employees. Benton conducts an ongoing community relations program in Russia, providing medical care, training, equipment and supplies in towns in which GEOILBENT personnel reside and also for the nomadic indigenous population which resides in the area of oilfield operations.

Alternatives for Natural Gas Reserves. Benton and GEOILBENT estimate that substantial recoverable associated gas and condensate reserves exist in the North Gubkinskoye Field. In addition, there are substantial non-associated natural gas reserves in the field. Currently, there exists no ready market for these reserves, and therefore there are no plans to produce these gas and condensate reserves. Associated gas and condensate are flared in allowable amounts under permits with the Ministry of Fuel and Energy. If no market develops for the gas and condensate, then over time GEOILBENT plans to begin reinjecting them back into the reservoirs. GEOILBENT currently has no rights to develop the gas caps in the field. However, GEOILBENT has recently entered into discussions with Gazprom, the state natural gas monopoly, for development and production of the solution gas, which is estimated by Benton to be 550-600 Bcf. Implementation of such a development plan would include construction of processing facilities and of a natural gas pipeline from the field area to the main transmission pipeline. Feasibility studies are currently in process and anticipated to be completed during 1997. Further development, subject to approval of all parties, will depend upon available financing.

Importance of Russian Oil and Gas Industry. Although estimates vary widely, it is believed that a substantial amount of oil and natural gas reserves are located in Russia. In 1994 and 1995, energy and fuels (including primarily oil, oil products, natural gas, and hard coal) accounted for approximately 45% and 41%, respectively, of total Russian exports, as reported by the Economist Intelligence Unit. These fuel and energy exports are important sources of hard currency.

In the last several years, the Russian oil and gas industry has attracted a notable amount of foreign investment, including that of Benton.

OTHER PROPERTIES

Prior to 1996, Benton had successfully pursued acquisition and joint venture opportunities in the United States as major oil and gas companies continued to consolidate operations and focus exploration and development activities outside the United States. Substantially all of Benton's domestic activities were located in the Louisiana Gulf Coast at the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields. Benton entered into agreements with Texaco, Inc. ("Texaco") and Oryx Energy Company ("Oryx") to produce the fields by using 3-D seismic technology integrated with subsurface geologic data from previously drilled wells. In addition, Benton entered into certain agreements with Tenneco Ventures Corporation ("Tenneco") whereby Tenneco purchased certain interests in Benton's operations in the three fields and was given the right to participate as a 50% partner in certain of Benton's future activities in the Gulf Coast for the next five years.

In March 1995, Benton and its affiliates and Tenneco sold to WRT Energy Corporation a 43.75% working interest in the shallower depths (above approximately 10,575 feet) in the West Cote Blanche Bay Field for an aggregate purchase price of $20 million. Of this aggregate purchase price, Benton received $14.9 million.

On April 12, 1996, Benton sold to Shell all of its interests in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields, effective December 31, 1995, for a purchase price of $35.4 million. Because the properties were held for sale, Benton's reserve report excludes all reserves attributable to these properties.

EVALUATION OF ADDITIONAL OPPORTUNITIES

Benton continues to evaluate and pursue additional international opportunities which fit within Benton's business strategy. Benton is currently evaluating certain development and/or acquisition opportunities, but it is not presently known whether, or on what terms, such evaluations will result in future agreements or acquisitions.

RESERVES

The following table sets forth information regarding estimates of proved reserves at December 31, 1995 prepared by Benton and audited by Huddleston & Co., Inc., independent petroleum engineers:

                                    ----------------------------------------------------------------------------
                                      CRUDE OIL AND CONDENSATE (MBBL)                NATURAL GAS (MMCF)
                                    ------------------------------------     -----------------------------------
                                    DEVELOPED     UNDEVELOPED     TOTAL      DEVELOPED     UNDEVELOPED     TOTAL
                                    ---------     -----------     ------     ---------     -----------     -----
Venezuela(1)                          30,032         43,561       73,593         --             --           --
Russia(2)                              3,475         19,143       22,618         --             --           --
United States(3)                          --             --           --          6             --            6
                                      ------         ------       ------         --             --           --
Total                                 33,507         62,704       96,211          6              0            6
                                      ======         ======       ======         ==             ==           ==

---------------

(1) Includes 100% of the reserve information, without deduction for minority interest. All Venezuelan reserves are attributable to an operating service agreement between Benton-Vinccler and Lagoven, under which all mineral rights are owned by the Government of Venezuela. See "-- South Monagas Unit, Venezuela."

(2) Although Benton estimates that there are substantial natural gas reserves in the North Gubkinskoye Field, no natural gas reserves have been recorded because of a lack of a ready market.

(3) Benton has sold substantially all of its U.S. reserves and acreage positions. See "-- Other Properties." The table excludes the reserves to be sold.

Estimates of commercially recoverable oil and gas reserves and of the future net cash flows derived therefrom are based upon a number of variable factors and assumptions, such as historical production from the subject properties, comparison with other producing properties, the assumed effects of regulation by governmental agencies and assumptions concerning future operating costs, severance and excise taxes, export tariffs, abandonment costs, development costs and workover and remedial costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and various classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the commercially recoverable reserves of oil attributable to any particular property or group of properties, the classification, cost and risk of recovering such reserves and estimates of the future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The difficulty of making precise estimates is accentuated by the fact that 65% of Benton's total proved reserves were non-producing as of December 31, 1995. Therefore, Benton's actual production, revenues, severance and excise taxes, export tariffs, development expenditures, workover and remedial expenditures, abandonment expenditures and operating expenditures with respect to its reserves will likely vary from estimates, and such variances may be material.

In addition, actual future net cash flows will be affected by factors such as actual production, supply and demand for oil, availability and capacity of gathering systems and pipelines, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenue from proved reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and gas properties. The 10% discount factor, which is required by the Commission to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

PRODUCTION, PRICES AND LIFTING COST SUMMARY

The following table sets forth by country net production, average sales prices and average lifting costs of Benton for the six months ended June 30, 1995 and 1996 and the years ended December 31, 1993, 1994 and 1995:

                                         ----------------------------------------------------------------
                                                                                 SIX MONTHS ENDED JUNE 30
                                               YEARS ENDED DECEMBER 31           ------------------------
                                           1993         1994          1995          1995          1996
                                         --------    ----------    ----------    ----------    ----------
VENEZUELA
  Net Crude Oil Production (Bbl)          160,425     2,519,514     5,456,473     2,088,464     5,634,599
  Average Crude Oil Sales Price ($ per
     Bbl)                                $   8.31    $     8.52    $     9.01    $     9.32    $    10.00
  Average Lifting Costs ($ per Bbl)          7.26          1.51          1.19          1.43           .92
RUSSIA(1)
  Net Crude Oil Production (Bbl)           28,263       294,364       490,960       273,904       396,858
  Average Crude Oil Sales Price ($ per
     Bbl)                                $  11.46    $    11.93    $    12.25    $    13.20         11.87
  Average Lifting Costs ($ per Bbl)         16.22          9.62          5.63          5.24          9.10
UNITED STATES
  Net Production:
     Crude oil and condensate (Bbl)       292,266       225,954        68,975        44,960         5,876
     Natural Gas (Mcf)                    232,677     2,061,892     3,784,830       899,586     1,443,834
  Average Sales Price:
     Crude oil and condensate ($ per
       Bbl)                              $  17.30    $    14.46    $    15.79    $    16.27         20.18
     Natural Gas ($ per Mcf)                 2.19          1.79          1.77          1.64          2.92
  Average Lifting Costs ($ per BOE)         10.53          5.08          2.08          4.43          1.85

---------------

(1) The December 31, 1995 presentation includes information for the nine months ended September 30, 1995, the end of the fiscal period for GEOILBENT. Similarly, the 1996 presentation includes information for the six months ended March 31, 1996.

REGULATION

General
Benton's operations are affected by political developments and laws and regulations in the areas in which it operates. In particular, oil and gas production operations and economics are affected by price controls, tax and other laws relating to the petroleum industry, by changes in such laws and by changing administrative regulations and the interpretations and application of such rules and regulations. In addition, various federal, state, local and international laws and regulations covering the discharge of materials into the environment, the disposal of oil and gas wastes, or otherwise relating to the protection of the environment, may affect Benton's operations and costs. Oil and gas industry legislation and agency regulation is periodically changed for a variety of political, economic, environmental and other reasons. Numerous governmental departments and agencies issue rules and regulations binding on the oil and gas industry, some of which carry substantial penalties for the failure to comply. The regulatory burden on the oil and gas industry increases Benton's cost of doing business.

Venezuela
Venezuela requires environmental and other permits for certain operations conducted in oil field development, such as site construction, drilling, and seismic activities. As a contractor to Lagoven, Benton-Vinccler submits capital and operating budgets to Lagoven for approval. Capital expenditures to comply with Venezuelan environmental regulations relating to the reinjection of gas in the field and water disposal are expected to approximate $7.8 million in 1996 and $14.4 million in 1997, respectively. Benton-Vinccler also submits requests for permits for drilling, seismic and operating activities to Lagoven, which then obtains such permits from the Ministry of Energy and Mines and Ministry of Environment, as required. Benton-Vinccler is also subject to income, municipal and value added taxes, and must file certain monthly and annual compliance reports with SENIAT (the national tax administration) and with various municipalities.

Russia
GEOILBENT submits annual production and development plans, which include information necessary for permits and approvals for its planned drilling, seismic and operating activities, to local and regional governments and to the Ministry of Fuel and Energy, Committee of Geology and Ministry of Economy. GEOILBENT also submits annual production targets and quarterly export nominations for oil pipeline transportation capacity to the Ministry of Fuel and Energy. GEOILBENT is subject to customs, value added, and municipal and income taxes. Various municipalities and regional tax inspectorates are involved in the assessment and collection of these taxes. GEOILBENT must file operating and financial compliance reports with several bodies, including the Ministries of Fuel and Energy, Committee of Geology, Committee for Technical Mining Monitoring, the Ministry of Ecology, and the State Customs Committee.

DRILLING, ACQUISITION AND FINDING COSTS

During the years ended December 31, 1993, 1994 and 1995, Benton spent approximately $26 million, $53 million, and $74 million, respectively, for acquisitions of leases and producing properties, development and exploratory drilling, production facilities and additional development activities such as workovers and recompletions.

Benton has drilled or participated in the drilling of wells as follows:

                                         ---------------------------------------------------------------
                                                             YEARS ENDED DECEMBER 31
                                               1993                   1994                   1995
                                         -----------------      -----------------      -----------------
                                         GROSS       NET        GROSS       NET        GROSS       NET
                                         -----     -------      -----     -------      -----     -------
    WELLS DRILLED:
      Exploratory:
         Crude oil                          1         .435        --           --         3        1.020
         Natural gas                       --           --         2         .875         3         .970
         Dry holes                          2         .869         2         .869         1         .375
      Development:(1)(2)(3)
         Crude oil                         13        5.693        20       11.860        41       22.680
         Natural Gas                       --           --         1         .435         1         .220
         Dry Holes                          2         .840        --           --         1         .800
                                                                                         --
                                          ---       ------       ---       ------                 ------
    TOTAL                                  18        7.837        25       14.039        50       26.065
                                          ===       ======       ===       ======        ==       ======
    AVERAGE DEPTH OF WELLS (FEET)                    5,100                  7,266                  7,847
    PRODUCING WELLS(4):
      Crude Oil                           106       42.942       112       46.796        77       44.701
      Natural Gas                           6        1.271         4         .822         8        2.024

---------------

(1) In addition to the activities set forth in the table, at the West Cote Blanche Bay Field during the year ended December 31, 1994, Benton participated in the successful recompletion of 13 gross (4.247 net) oil wells and one gross (.327 net) gas well. During the year ended December 31, 1993, Benton participated in the recompletion of 13 gross (5.650 net) oil wells, of which 11 gross (4.781 net) were completed as producers, and one gross (.435 net) gas well, which was completed as a producer. In March 1995, Benton sold certain of its interests in the field, a result of which was to substantially eliminate Benton's future participation in recompletion and redrilling activities and in April 1996, Benton sold the remainder of its interests in the field. See "-- Other Properties."

(2) In addition to the activities set forth in the table, Benton participated in the successful recompletion of five gross (4.0 net) oil wells in Venezuela during the year ended December 31, 1994. Benton participated in the successful reactivation of nine gross (4.5 net) oil wells in Venezuela during the year ended December 31, 1993.

(3) In addition to the activities set forth in the table, Benton participated in the successful reactivation of one gross (.34 net) oil well in Russia during the year ended December 31, 1995. Benton participated in the successful reactivation of six gross (2.04 net) oil wells in Russia during the year ended December 31, 1994. Benton participated in the successful reactivation of four gross (1.36 net) oil wells in Russia during the year ended December 31, 1993.

(4) The information related to producing wells reflects wells Benton drilled, wells Benton participated in drilling and producing wells Benton acquired.

At December 31, 1995, Benton was participating in the drilling of 2 wells in Venezuela, and 4 wells in Russia.

All of Benton's drilling activities are conducted on a contract basis with independent drilling contractors. Benton does not own any drilling equipment.

From commencement of operations through December 31, 1995, Benton added, net of production and property sales, approximately 96,180 MBOE of proved reserves through purchases of reserves-in-place, discoveries of oil and natural gas reserves, extensions of existing producing fields and revisions of previously estimated reserves. Benton's finding and development costs for its proved reserves from inception to December 31, 1995 were $1.75 per BOE. Benton's estimate of future development costs for its undeveloped proved reserves at December 31, 1995 was $1.80 per BOE. The estimated future development costs are based upon Benton's anticipated cost of developing its non-producing proved reserves, which costs are calculated using historical costs for similar activities.

ACREAGE

The following table summarizes the developed and undeveloped acreage owned, leased or under concession as of December 31, 1995. See "-- Other Properties."

                                                 ------------------------------------------------------
                                                       DEVELOPED                     UNDEVELOPED
                                                 ----------------------        ------------------------
                                                  GROSS           NET           GROSS            NET
                                                 -------        -------        --------        --------
Venezuela                                          7,480          5,984         150,363         120,290
Russia                                            16,080          5,467         149,680          50,891
United States(1)                                   5,002          1,689          10,000           6,862
                                                  ------         ------         -------         -------
Total                                             28,562         13,140         310,043         178,043
                                                  ======         ======         =======         =======

---------------

(1) Benton sold substantially all of its U.S. reserves and related acreage positions. The table excludes the acreage sold. See "-- Other Properties."

COMPETITION

Benton encounters strong competition from major oil and gas companies and independent operators in acquiring properties and leases for exploration for crude oil and natural gas. The principal competitive factors in the acquisition of such oil and gas properties include the staff and data necessary to identify, investigate and purchase such leases, and the financial resources necessary to acquire and develop such leases. Many of Benton's competitors have financial resources, staffs and facilities substantially greater than those of Benton.

EMPLOYEES AND CONSULTANTS

At December 31, 1995, Benton had 43 employees and one independent consultant. Benton-Vinccler had 109 employees and GEOILBENT had 220 employees.

TITLE TO DEVELOPED AND UNDEVELOPED ACREAGE

All Venezuelan reserves are attributable to an operating service agreement between Benton-Vinccler and Lagoven, under which all mineral rights are owned by the Government of Venezuela. With regard to Russian acreage, GEOILBENT has obtained certain documentation from appropriate regulatory bodies in Russia which Benton believes is adequate to establish GEOILBENT's right to develop, produce and market oil and gas from the North Gubkinskoye Field in Russia.

At the time of acquisition of undeveloped acreage in the United States, Benton conducted a limited title investigation. A title opinion from a qualified law firm was obtained prior to drilling any given U.S. prospect. Title to presently producing properties had been investigated by a qualified law firm prior to purchase. Benton believes its method of investigating the title to these domestic properties was consistent with general practices in the oil and gas industry and was designed to enable Benton to acquire title which was generally considered to be acceptable in the oil and gas industry.

LEGAL PROCEEDINGS

On June 13, 1994, Charles Agnew and other limited partners in several limited partnerships formed by Benton brought an action in the Superior Court of California, County of Ventura, against Benton for alleged actions and omissions of Benton in operating the partnerships and alleged misrepresentations made by Benton in selling the limited partnership interests. The claimants seek an unspecified amount of actual and punitive damages. On May 17, 1995, Benton agreed to a binding arbitration proceeding with respect to such claims, which is currently in the discovery stage. Benton will be forced to spend time and financial resources to defend or resolve these matters. In January 1996, Benton acquired all of the interests in three of the limited partnerships which are the subject of the arbitration, in exchange for shares of, and warrants to purchase shares of, Benton's common stock. In the arbitration proceeding, if any liability is found to exist, the arbitrator will determine the amount of any damages, and may consider all distributions made to the partners, including the consideration received in the exchange offer, in determining the extent of damages, if any. However, there can be no assurance that an arbitrator will consider such factors in his or her determination of damages if the allegations are found to be true and damages are awarded.

Benton is also subject to ordinary litigation that is incidental to its business.

                        INFORMATION CONCERNING CRESTONE

Crestone was incorporated in Denver, Colorado in March 1981 as a Colorado corporation for the primary purpose of engaging in the acquisition, exploration and development of oil and gas properties. Crestone's initial capitalization was accomplished in two private placements of its common stock for producing and non-producing oil and gas properties valued at $11,853,932, and for $1,049,947 in cash. On July 22, 1990 Crestone completed its third private placement with certain existing shareholders and other private investors for an additional 710,014 shares. As of October 29, 1996, there were 4,397,000 shares of Common Stock issued and outstanding and options to purchase an additional 753,000 shares.

DESCRIPTION OF BUSINESS

Crestone presently owns interests in approximately 170 gross producing oil and/or gas wells located entirely in the United States. Crestone is receiving production revenue from its share of interests in its producing oil and/or gas wells in twelve states. Additionally, Crestone has an inventory of mineral rights, overriding royalty interests, perpetual royalties and working interest lease positions located primarily in the Rocky Mountain region. Crestone does not operate any producing wells and the interests held by Crestone collectively do not represent a material amount of the Company's value.

The majority of Crestone's domestic leasing activity was concentrated on oil prospects in Colorado, Wyoming, North Dakota, Nevada and Utah. Crestone has either purchased, participated in, or bought leases on approximately 150 oil and gas plays and prospects in the United States.

In recent years Crestone has emphasized its international ventures. In 1988, Crestone initiated its first international negotiations and acquired Geophysical Survey and Exploration Contract ("GSEC") 54 from The Republic of the Philippines. This GSEC granted exploration rights to 3.7 million acres in the South China Sea offshore Palawan Island. This prospect was subsequently farmed-out to and drilled by British Petroleum. At September 30, 1996, Crestone had no remaining oil and gas interests in the Philippines.

In July 1990, Crestone purchased an interest in a Production Sharing Agreement ("PSA") initially covering 690,000 acres in Central America granted by the government of Belize, which now covers 350,890 acres. This prospect was recently farmed-out. Crestone retained an overriding royalty interest ("ORRI") of .48% before payout (cost recovery) ("BPO") or 1.5% after payout (cost recovery)("APO"), based on oil production and in the event of a commercial natural gas discovery, Crestone's ORRI is .25% BPO and .75% APO. A well is scheduled to be drilled in the fourth quarter of 1996.

In May 1992, Crestone signed a Petroleum Contract with CNOOC covering 6.2 million acres in the southwest part of the South China Sea under a contract known as WAB-21. During the past four years, the primary business of Crestone has been to further the exploration activities and work program of WAB-21 and preparing to sell or farmout its interest to a larger oil company.

Crestone typically does not drill or operate its prospects. Instead, it presents them to larger companies with a view to promoting the drilling of a well by the larger company with Crestone receiving a cash bonus to recover its initial cost investment as well as the larger company bearing Crestone's reserved share of drilling costs in the well.

DESCRIPTION OF PROPERTY

Crestone is leasing its corporate office space in Denver which lease expires on December 31, 1996. Crestone owns varying interests in domestic oil and gas wells and leases that are not material to its operations or planned activities. Foreign interests include the WAB-21 Contract issued by CNOOC and an overriding royalty interest in an offshore Belize PSA to be drilled in late 1996. Crestone also owns a 7% working interest in a second offshore Belize PSA known as Block
13. Crestone has signed a letter of intent to sell all of its U.S. producing and non-producing royalty, overriding royalty and mineral interests for $235,000.

Belize, Central America
Crestone has retained an overriding royalty interest of .48% before payout or 1.5% after payout, based on oil production and .25% before payout and .75% after payout, based upon gas production, of a well to be drilled offshore Belize later in 1996. The drilling is expected to occur in the 1,430 square kilometer (350,890 acres) PSA, which largely covers the Gladden Basin, a subdivision off of the greater southern Gulf of Mexico Basin.

Participants in the venture are Dover Technology, Inc. (operator), Fina Exploration Belize B.V., Deminex Belize Petroleum Ltd., Mountain States Petroleum Corporation, Mallon Production Co., Magellan Petroleum Corporation and Magellan Petroleum Belize, Ltd.

WAB-21 -- South China Sea, The People's Republic of China
The WAB-21 Contract Area (the "Contract Area") is located approximately 50 miles east of the Dai Hung (Big Bear) Oil Field. Big Bear has recoverable oil reserves estimated to be 100 MMBbl. The WAB-21 Contract Area covers several similar structural trends each with potential for large hydrocarbon reserves in possible multiple pay zones.

The WAB-21 block is located northwest of Zengmu Basin (Offshore Sarawak), where two Chinese institutions have already conducted geophysical seismic surveys. Based on the multi-disciplinary data available from Zengmu Basin to the southeast, East Natuna Basin to the south and southwest, and WAN'AN (Con Son) Basin to the west and northwest there is substantial evidence of significant hydrocarbon potential in the Contract Area. Crestone's geophysical data indicates several geologic horizons of complete assemblages of source rocks, reservoir rocks and cap rocks.

Structural anomalies in the basin include compressional anticlines, drape-over traps on basement highs related to growth faults, and wrench zones with many separate exploration targets. Several potential prospects in the Contract Area have been identified as the first priority for oil and gas exploration. This identification was made by using regional sedimentary basin analyses and estimating the distribution of the thickness of Cenozoic strata. The reservoir rocks include: Shelf margin carbonates of Mid-Miocene to Pliocene ages, possibly weathered and fractured basement highs, which are reservoir rocks in White Tiger (Bach Ho) Field and possibly in the Big Bear Oil Field and the Wan'An basin as well. Based upon well information west of WAB-21, sandstones are also well developed and deposited by prograding deltaic sand bodies during various sea level low stand cycles. The hydrocarbon source rocks in the basin consist mainly of Oligocene and Lower Miocene marine shales, Bio-Limestones and organic-rich siltstones and mudstones. Mudstones of Upper Miocene to Holocene serve as favorable regional and local seals and traps for any hydrocarbon accumulations.

The WAN'AN Basin holds promise as one of the large frontier areas in the world. Recent discoveries of large gas and oil reserves nearby, to the south and west, encourage exploration and development. This proximity to these discoveries adds considerable value to this large prospective geologic province if transportation and processing infrastructure are built and if a resolution of competing claims of sovereignty can be achieved.

Multi-national oil companies have long viewed the WAB-21 Contract Area as being in one of the most prospective basins in the South China Sea. This Contract Area has been granted to Crestone by China, but the area is also claimed by Vietnam. Crestone has proposed to Vietnam with China's endorsement to jointly and commercially develop the disputed area. Vietnam has so far declined to participate in discussions leading to a resolution through a joint development economic area. Vietnam has strongly protested the issuance and validity of Crestone's WAB-21 Contract.

To further evaluate the exploration prospects in the Contract Area, Crestone has previously contracted with The South China Sea Institute of Oceanology, Academia Sinica ("Academia Sinica"), to conduct a seismic acquisition project over the Contract Area. The technical data would have further defined the large prospective geologic structures already mapped. Academia Sinica's seismic survey vessel was in position to complete the seismic acquisition in April 1994, but was unable to complete the work program due to interference from Vietnam.

Political Considerations and Risks
While aware of Vietnam's claim to the Contract Area, Crestone sought the WAB-21 Contract from China only after considerable study and consultation with experts including a research associate formerly with the East-West Center in Honolulu, Hawaii. Prior to being with the East-West Center, Crestone's consultant worked for the U.S. State Department.

China's claim of ownership of the area results from China's discovery and China's use and historic administration of the area. This claim also includes third party and official foreign government recognition of China's sovereignty and jurisdiction over the Contract Area.

Chinese ancestors began sailing this area more than two thousand years ago and were the discoverers and first inhabitants of the nearby Nansha Islands (Spratlys). Mengliang notes, written during the Song Dynasty (960-1279 AD), and many other materials recorded the activities of fishing, navigation and life of Chinese residents on the islands.

The islands were formally placed under Chinese administration during the Ming Dynasty (1368-1644 AD). In 1883, Germans were banned from geologically surveying the area by the Quing court, based on Chinese sovereignty over the region. Since the establishment of Chinese governmental jurisdiction over the area several hundred years ago, the Nansha Islands have long been recognized as being Chinese territory. Additionally, Russian and Vietnamese maps have historically shown this area as Chinese. Significantly, even Vietnam recognized China's sovereignty of the islands from 1956 until 1975. Crestone's research reveals that Vietnam's former Premier Van Dong acknowledged China's Nansha Island sovereignty in a diplomatic note in 1958.

Vietnam's 1977 declaration and its straight baseline delimitation of November 12, 1982 appear to Crestone to contradict Vietnam's claim to the Contract Area by citing the 1887 Sino-French treaty. This treaty fixes the frontier boundary line between China and Vietnam at 105 degrees, 43 minutes east of the Paris meridian. The Contract Area is on the Chinese side of the boundary line.

It is Crestone's belief that China established sovereignty at an early date over the island chains in the South China Sea, and has never deviated from it. China's sovereignty rights established by both historical and legal merits pre-date Vietnam's claims made in 1977 and 1982.

While there are no assurances that China's claim to the Contract Area will prevail, Crestone has continually received assurances from numerous Chinese governmental agencies, including the Ministry of Foreign Affairs, that China will fulfill its contractual requirement to protect Crestone and its partners in meeting their contractual obligations.

In April 1994, a Chinese seismic survey ship contracted by Crestone was intercepted by Vietnamese boats in Crestone's Contract Area while attempting to conduct seismic acquisition operations. The Chinese ship returned to its port without commencing its seismic work program. China subsequently denounced Vietnam's action in a sharply worded statement carried in China's leading newspaper.

Since 1994 China has maintained publicly that it is willing to discuss the joint development of the Contract Area with the Vietnamese government. Thus far Vietnam has not responded favorably. Instead, Vietnam granted exploration and development rights to parts of the Contract Area to Conoco, a division of DuPont Corporation, and it is also reported that PetroStar Energy received an interest from Vietnam in Crestone's Contract Area. Diplomatic efforts have been conducted to resolve the territorial dispute but have thus far been unsuccessful. The United States has maintained a strictly neutral position, but has encouraged all parties to peacefully resolve the territorial issue.

COMPETITION

Competition in the oil and gas industry is intense with many companies and individuals attempting to acquire prospective oil and gas leases, other mineral interests and exploration funding. Some are very large, well-established companies with substantial operating staffs, capital resources and long earnings records. Crestone is at a competitive disadvantage in competing with these larger entities.

PRODUCTION AND MARKETING

The production and marketing of oil and gas is affected by a number of factors which are beyond Crestone's control and the effects of which cannot be predicted accurately. These factors include crude oil imports, actions by foreign oil-producing nations, the availability of adequate pipeline and other transportation facilities, the marketing of competitive fuels and other matters affecting the availability of a ready market, such as fluctuating supply and demand. The oil and gas industry is currently faced with uncertain oil and gas prices and reduced expenditures by most investors and other entities which have typically provided funding for oil and gas exploration and development activities. At present, Crestone sells all of its production to traditional industry purchasers who have the facilities to transport the oil and gas from the wellsite.

Gas contracts may be generally renewed each year to allow for yearly price and volume adjustments. Purchasers generally agree to take gas as contracted for on a best efforts basis and Crestone agrees to supply gas in the same manner.

REGULATION

The production and sale of crude oil and natural gas are currently subject to extensive regulation under both federal and state authorities in the United States and other countries. In addition to environmental and price regulations, most states in the U.S. have regulations that pertain to spacing of wells, preventing waste of oil and natural gas, limiting production rates, prorating production, preventing and cleaning-up of pollution and similar matters. Although compliance with these laws and regulations has not had a material adverse effect on Crestone's operations, Crestone cannot predict whether such laws and regulations will have a material adverse effect on its future operations.

Because of its policy of farming-out its properties for drilling, Crestone is typically not exposed to the normal risks of operations such as environmental problems, marketing, rules and regulations of domestic and foreign governmental entities and agencies.

Although approximately 95% of Crestone's resources, both personnel and financial, are committed to foreign activities, it has no foreign production.

LEGAL PROCEEDINGS

There are no material legal proceedings pending or, to the best knowledge of the management of Crestone, threatened against Crestone.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF CRESTONE

The following table sets forth the beneficial ownership of shares of Crestone's Common Stock as of October 29, 1996, of (a) each person known to Crestone to be the beneficial owner of more than five percent of Crestone's issued and outstanding Common Stock, its only outstanding class of capital stock, (b) each current director and (c) all current officers and directors as a group. Unless otherwise noted, each person has direct ownership, sole voting power and sole investment power with respect to the shares listed opposite the person's name. The directors and certain employees have stock options, all of which are exercisable, a portion of which have been exercised.

                                                                                           BENEFICIAL PERCENT
          NAME AND ADDRESS               POSITION             OWNERSHIP OF SHARES(1)        OF OWNERSHIP(1)
    -----------------------------  ---------------------      ----------------------       ------------------
    Randall C. Thompson            Chairman of
    5945 S. Fairfax Court          the Board, President
    Littleton, CO 80121            and Director                      1,589,402(2)                 34.68%
    Reed Gilmore                   Director
    112 W. Second Street
    Kimball, NE 69145                                                  454,754(3)                 10.37%
    Edwin T. Stitt                 Director &
    612 Country Club Road          Assistant Secretary
    Fairmont, WV 26554                                                 301,034(4)                  6.82%
    Charles W. Chancellor          Director
    165 S. Union Boulevard
    Suite 356
    Lakewood, CO 80228                                                 505,000(5)                 11.52%
    Richard A. Champion            Director &
    First Interstate Tower So.     Secretary
    621 17th Street, Suite 1043
    Denver, CO 80293                                                   170,000(6)                  3.86%
    Robert L. Butts                Director
    6025 South Chester Way
    Englewood, CO 80111                                                 80,000(7)                  1.83%
                                                                     ---------                    -----
    All Executive Officers and
    Directors as a group           Total:                            3,100,190(8)                 60.57%(8)
                                                                     =========                    =====

---------------
(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

(2) Includes 166,045 shares owned by Thompson Oil Company and 160,216 shares owned by Thompson Oil Company Pension Trust, both of which are controlled by Randall C. Thompson. Also includes options to purchase 300,000 shares of Common Stock.

(3) Includes 239,754 shares owned by Antelope Production Company, which is partially controlled by Reed Gilmore.

(4) Includes 64,784 shares owned by Royal Resources Corporation, which is controlled by Edwin T. Stitt. Also includes options to purchase 130,000 shares of Common Stock.

(5) Includes 250,000 shares owned by Mona Chancellor, wife of Charles E. Chancellor. Mr. Chancellor disclaims all beneficial ownership in such shares. Also includes options to purchase 100,000 shares of Common Stock.

(6) Includes 30,000 shares owned by Champion Resources, Inc., which is controlled by Richard A. Champion. Also includes options to purchase 125,000 shares of Common Stock.

(7) Consists of options to purchase 80,000 shares of Common Stock.

(8) Includes options to purchase an aggregate of 735,000 shares of Common Stock.

                            SELECTED FINANCIAL DATA

The following table sets forth, for the periods and at the dates indicated, selected historical financial data of Crestone. The financial data for the nine months ended June 30, 1996 and the years ended September 30, 1995, 1994, 1993, 1992 and 1991 are derived from Crestone's audited financial statements. The financial data of Crestone for the nine months ended June 30, 1995 is derived from Crestone's unaudited interim financial statements, which, in the opinion of management of Crestone, have been prepared on the same basis as the audited financial statements and include all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the financial data for such period. The results for the nine months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full fiscal year ending September 30, 1996. The summary financial information presented below should be read in conjunction with Crestone's financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Crestone" included elsewhere herein.


                              --------------------------------------------------------------   -----------------------
                                                                                                  NINE MONTHS ENDED
                                                 YEAR ENDED SEPTEMBER 30                               JUNE 30
                              --------------------------------------------------------------   -----------------------
                                 1991         1992         1993         1994         1995         1995         1996
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
STATEMENT OF OPERATIONS:
  Revenues:
    Oil and gas sales         $  169,049   $  150,787   $  150,228   $  108,005   $  113,023   $   68,836   $   74,115
    Gain on sales of assets      190,072           --           --       33,259       32,973        7,477      214,252
    Other                         85,789       46,479       34,431       18,657       10,538        9,112        4,778
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Total                          444,910      197,266      184,659      159,921      156,534       85,425      293,145
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Operating costs and
    expenses                     524,987      710,412      336,043      802,600      571,075      431,372      664,129
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Income tax benefit             (24,167)    (168,816)      (3,894)          --           --           --           --
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Net loss                    $  (55,910)  $ (344,330)  $ (147,490)  $ (642,679)  $ (414,541)  $ (345,947)  $ (370,984)
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========
PER SHARE DATA:
  Net loss per common share   $    (0.01)  $    (0.08)  $    (0.04)  $    (0.15)  $    (0.10)  $    (0.02)  $    (0.09)
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========
Weighted average common
  shares outstanding           4,200,000    4,200,000    4,200,000    4,200,000    4,200,000    4,200,000    4,200,000
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========
STATEMENT OF CASH FLOWS
  DATA:
  Net cash provided by (used
    in) operating activities  $ (484,784)  $  190,575   $  108,158   $ (375,768)  $ (213,121)  $ (162,545)  $ (231,869)
  Proceeds from sale of
    property and equipment       431,814       16,311      245,725      282,015      254,734      226,875      281,680
  Additions to property and
    equipment                   (419,029)    (391,026)    (435,273)    (161,227)    (362,544)    (289,660)     (87,473)


                              --------------------------------------------------------------   -----------------------
                                                                                                  NINE MONTHS ENDED
                                                 YEAR ENDED SEPTEMBER 30                               JUNE 30
                              --------------------------------------------------------------   -----------------------
                                 1991         1992         1993         1994         1995               1996
                              ----------   ----------   ----------   ----------   ----------          ---------
BALANCE SHEET DATA:
Working capital (deficit)     $1,013,253   $  787,998   $  648,314   $  432,089   $    1,756                 $(69,114)
Total assets                   2,784,345    2,306,113    2,148,400    1,509,945    1,191,694                   829,331
Stockholders' equity           2,616,049    2,271,719    2,124,229    1,481,550    1,067,009                   696,025

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF CRESTONE

The following discussion is intended to assist in understanding Crestone's financial position at June 30, 1996 and September 30, 1995 and 1994 and results of operations and cash flows for the nine month periods ended June 30, 1996 and 1995 and for the years ended September 30, 1995 and 1994. The following discussion should be read in conjunction with Crestone's financial statements and notes thereto included elsewhere herein.

OVERVIEW

While Crestone has interests in approximately 170 domestic oil and gas wells, for the past several years Crestone's primary focus has been on international oil and gas prospects, primarily a 1992 Petroleum Contract with CNOOC, a Geophysical Survey and Exploration Contract ("GSEC") with the Philippines and a Production Sharing Agreement ("PSA") with the Government of Belize.

During the nine months ended June 30, 1996, Crestone's GSEC expired and its application for a new GSEC in a different area in the Philippines was denied.

All oil and gas sales result from Crestone's domestic interests.

LIQUIDITY AND CAPITAL RESOURCES

The generation and development of international oil and gas prospects requires long lead times with significantly greater expenditures for travel, seismic lines, consulting geologists, geophysicists and promotion. Accordingly, Crestone has experienced negative cash flows from operating activities for the nine months ended June 30, 1996 and 1995 and the years ended September 30, 1995 and 1994 of $231,869, $162,545, $213,121, and $375,768, respectively, which have been partially offset by net cash provided by investing activities for the nine months ended June 30, 1996 of $194,207 and for the year ended September 30, 1994 of $132,402 primarily from the sale of interests in Crestone's international prospects. However, in the nine months ended June 30, 1995, and the year ended September 30, 1995, the Company used cash in the amounts of $39,578 and $7,783, respectively, in investing activities.

The decrease in joint interest accounts receivable of $74,796 in 1995 is primarily due to the collection of past due receivables which were due from two joint interest partners of Crestone in the Philippines.

Additions to property and equipment for the nine months ended June 30, 1996 and 1995 and the years ended September 30, 1995 and 1994 of $87,473, $289,660,
$362,544 and $161,227, respectively, include geological and geophysical consulting, license renewal fees and other expenditures capitalized on international prospects and Crestone's share of non-operated development wells for a field located in western Colorado.

As a result of the decreases in cash and cash equivalents resulting from the activities described above, at June 30, 1996 Crestone had a working capital deficit of $69,114 and there is substantial doubt about Crestone's ability to continue as a going concern. Crestone is actively marketing its remaining interests in oil and gas properties with the objective of raising sufficient funds to maintain current international operations. However, there can be no assurance that such marketing efforts will be successful. Furthermore, Crestone's management intends to limit expenditures as necessary to maintain the existence of the corporation.

On August 2, 1996, Crestone's Board of Directors approved a Letter Agreement dated July 25, 1996 between Crestone and Benton in which Benton stated its intent to acquire all of the outstanding shares of Crestone Common Stock and Crestone Options. The significant terms of such letter and a subsequent Merger Agreement include:

        a. An earnest money deposit of $200,000 paid to Crestone in August.

        b. Benton will offer one share of its common stock for each seven shares of Crestone's Common Stock.

        c. Benton will pay all costs incurred in conjunction with this transaction.

        d. Benton paid $30,000 for a farmout drilling package, 50% of which will be paid to CNOOC's Exploration and Development Research Center.

        e. Benton will issue options to purchase shares of Benton Common Stock in exchange for granted and unexercised options to purchase Crestone's Common Stock.

        f. A Shareholder Trust will be established which will have an economic interest in Crestone's WAB-21 Contract for the benefit of Crestone's current stockholders.

ANALYSIS OF RESULTS OF OPERATIONS

Nine Months Ended June 30, 1996 compared to Nine Months Ended June 30, 1995 Revenues. Oil and gas sales increased from $68,836 in 1995 to $74,115 in 1996. Such increase is primarily attributable to increased production from Crestone's western Colorado development gas wells. Interest income decreased from $8,517 in 1995 to $4,738 in 1996 primarily due to a decrease in cash invested. During the nine months ended June 30, 1996, Crestone sold its remaining participating interest in its PSA in Belize for $255,000. As such proceeds exceeded the Belize full cost pool at the date of sale, Crestone recorded a gain on sale of $214,252. Crestone recorded a $7,477 gain from the sale of miscellaneous marketable securities during the nine months ended June 30, 1995.

Operating Costs and Expenses. Crestone's 1996 lease operating expenses of $11,174 and production taxes of $6,514 decreased slightly when compared to the same period in 1995. Depreciation, depletion and amortization related to oil and gas producing activities increased from $38,820 in 1995 to $43,946 in 1996 commensurate with the increase in production for such period. During the nine months ended June 30, 1996, Crestone wrote off its entire investment in the Philippines of $232,604 for the reasons previously discussed. Crestone recorded impairments of its U.S. full cost pool in the 1996 and 1995 periods of $43,474 and $26,560, respectively. General and administrative expenses decreased from $341,534 in 1995 to $326,282 in 1996 as a result of Crestone's efforts to reduce corporate overhead expenses, partially offset by an increase in general and administrative expenses incurred directly on behalf of Crestone's oil and gas prospects.

Year Ended September 30, 1995 compared to Year Ended September 30, 1994 Revenues. Oil and gas revenues for the year ended September 30, 1995 increased from $108,005 in 1994 to $113,023 primarily due to certain western Colorado development gas wells coming on to production in the fourth fiscal quarter of 1995. Interest income decreased $6,360 to $9,943 in 1995 primarily due to a decrease in invested cash. Gains on the sale of marketable securities of $15,473 and $24,991 in 1995 and 1994, respectively, relate to the liquidation of Crestone's marketable securities portfolio. The 1995 gain on sale of other assets of $17,500 resulted from the sale of a non-operating asset. During 1994, Crestone sold 25% of its participating interest in the Belize PSA for $65,000, resulting in a gain of $8,268.

Operating Costs and Expenses. Crestone's lease operating expenses of $19,386 in 1995 increased $2,601 from 1994 primarily due to expenses incurred for the western Colorado development wells in the fourth quarter of fiscal 1995. Production taxes decreased in 1995 to $9,421 from $10,751 in 1994. Depreciation, depletion and amortization decreased from $65,090 in 1994 to $52,377 in 1995 primarily due to impairments recorded for the U.S. full cost pool in 1994. Impairments of $26,560 and $73,075 were recorded for the U.S. full cost pool for 1995 and 1994, respectively. In 1994, Crestone wrote off its remaining investment in Peru of $176,653 as Crestone decided to no longer pursue an interest in this area. General and administrative expenses increased to $457,802 in 1995 from $453,629 in 1994. Increases in salaries and benefits paid to Crestone's President were offset by a decrease in general and administrative expenses incurred directly on Crestone's oil and gas prospects.

MISCELLANEOUS

At June 30, 1996, the Company had net operating loss ("NOL") carryforwards for Federal income tax purposes of $1,343,828 which will begin to expire in 2008. The amount and availability of a NOL carryforward is subject to a variety of interpretations and restrictions. Under a provision of the United States Internal Revenue Code, a corporation's ability to utilize an NOL carryforward to offset taxable income following an "ownership change" is limited. If an ownership change occurs, the ability of Crestone to use its NOL carryforward will be limited so that a portion of Crestone's NOL carryforward may not be available to offset Crestone's future taxable income in a particular year.

                                 LEGAL MATTERS

The validity of the issuance of the Benton Common Stock and Benton Options, and certain federal income tax matters related to the Merger, will be passed upon for Benton by Emens, Kegler, Brown, Hill & Ritter, Co., L.P.A., Columbus, Ohio.

                                    EXPERTS

The financial statements incorporated in this Proxy Statement/Prospectus by reference from Benton's Annual Report on Form 10-K for the year ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information appearing herein or incorporated herein with respect to proved oil and gas reserves of Benton at December 31, 1994 and 1995, to the extent stated herein, was estimated by Benton and audited by Huddleston & Co., Inc., independent petroleum engineers, and is included herein on the authority of such firm as experts in petroleum engineering.

The financial statements of Crestone as of June 30, 1996 and September 30, 1995 and 1994 and for the nine months ended June 30, 1996 and the years ended September 30, 1995 and 1994 included in this Proxy Statement/Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                    GLOSSARY

When the following terms are used in the text they have the meanings indicated.

MCF. "Mcf " means thousand cubic feet. "Mmcf " means million cubic feet. "Bcf " means billion cubic feet. "Tcf " means trillion cubic feet.

BBL. "Bbl" means barrel. "MBbl" means thousand barrels. "MMBbl" means million barrels. "BBbl" means billion barrels.

BOE. "BOE" means barrels of oil equivalent, which are determined using the ratio of one barrel of crude oil, condensate or natural gas liquids to six Mcf of natural gas so that six Mcf of natural gas is referred to as one barrel of oil equivalent or "BOE". "MBOE" means thousands of barrels of oil equivalent. "MMBOE" means millions of barrels of oil equivalent.

CAPITAL EXPENDITURES. "Capital Expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land-related overhead expenditures; delay rentals; producing property acquisitions; and other miscellaneous capital expenditures.

COMPLETION COSTS. "Completion Costs" means, as to any well, all those costs incurred after the decision to complete the well as a producing well. Generally, these costs include all costs, liabilities and expenses, whether tangible or intangible, necessary to complete a well and bring it into production, including installation of service equipment, tanks, and other materials necessary to enable the well to deliver production.

DEVELOPMENT WELL. A "Development Well" is a well drilled as an additional well to the same reservoir as other producing wells on a lease, or drilled on an offset lease not more than one location away from a well producing from the same reservoir.

EXPLORATORY WELL. An "Exploratory Well" is a well drilled in search of a new and as yet undiscovered pool of oil or gas, or to extend the known limits of a field under development.

FINDING COST. "Finding Cost", expressed in dollars per BOE, is calculated by dividing the amount of total capital expenditures related to acquisitions, exploration and development costs (reduced by proceeds for any sale of oil and gas properties) by the amount of total net reserves added or reduced as a result of property acquisitions and sales, drilling activities and reserve revisions during the same period.

FUTURE DEVELOPMENT COST. "Future Development Cost" of proved nonproducing reserves, expressed in dollars per BOE, is calculated by dividing the amount of future capital expenditures related to development properties by the amount of total proved non-producing reserves associated with such activities.

GROSS ACRES OR WELLS. "Gross Acres or Wells" are the total acres or wells, as the case may be, in which an entity has an interest, either directly or through an affiliate.

LIFTING COSTS. "Lifting Costs" are the expenses of lifting oil from a producing formation to the surface, consisting of the costs incurred to operate and maintain wells and related equipment and facilities, including labor costs, repair and maintenance, supplies, insurance, production, severance and windfall profit taxes.

NET ACRES OR WELLS. A party's "Net Acres" or "Net Wells" are calculated by multiplying the number of gross acres or gross wells in which that party has an interest by the fractional interest of the party in each such acre or well.

PRODUCING PROPERTIES OR RESERVES. "Producing Reserves" are Proved Developed Reserves expected to be produced from existing completion intervals now open for production in existing wells. "Producing Properties" are properties to which Producing Reserves have been assigned by an independent petroleum engineer.

PROVED DEVELOPED RESERVES. "Proved Developed Reserves" are Proved Reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

PROVED RESERVES. "Proved Reserves" are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known oil and gas reservoirs under existing economic and operating conditions, that is, on the basis of prices and costs as of the date the estimate is made and any price changes provided for by existing conditions.

PROVED UNDEVELOPED RESERVES. "Proved Undeveloped Reserves" are Proved Reserves which can be expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

RESERVES. "Reserves" means crude oil and natural gas, condensate and natural gas liquids, which are net of leasehold burdens, are stated on a net revenue interest basis, and are found to be commercially recoverable.

ROYALTY INTEREST. A "Royalty Interest" is an interest in an oil and gas property entitling the owner to a share of oil and gas production (or the proceeds of the sale thereof) free of the costs of production.

STANDARDIZED MEASURE OF FUTURE NET CASH FLOWS. The "Standardized Measure of Future Net Cash Flows" is a method of determining the present value of Proved Reserves. The future net revenues from Proved Reserves are estimated assuming that oil and gas prices and production costs remain constant. The resulting stream of revenues is then discounted at the rate of 10% per year to obtain a present value.

3-D SEISMIC. "3-D Seismic" is the method by which a three dimensional image of the earth's subsurface is created through the interpretation of seismic data. 3-D surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, development and production.

UNDEVELOPED ACREAGE. "Undeveloped Acreage" is oil and gas acreage (including, in applicable instances, rights in one or more horizons which may be penetrated by existing wellbores, but which have not been tested) to which Proved Reserves have not been assigned by independent petroleum engineers.

                   INDEX TO FINANCIAL STATEMENTS OF CRESTONE

Report of Independent Accountants.............................................................   F-2
Balance Sheet at June 30, 1996 and September 30, 1995 and 1994................................   F-3
Statement of Operations and Accumulated Deficit for the Nine Months Ended June 30, 1996 and
  1995 and the Years Ended September 30, 1995 and 1994........................................   F-4
Statement of Cash Flows for the Nine Months Ended June 30, 1996 and 1995 and the Years Ended
  September 30, 1995 and 1994.................................................................   F-5
Notes to Financial Statements.................................................................   F-6

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Crestone Energy Corporation

In our opinion, the accompanying balance sheets and the related statements of operations and accumulated deficit and of cash flows present fairly, in all material respects, the financial position of Crestone Energy Corporation at June 30, 1996 and September 30, 1995 and 1994 and the results of its operations and its cash flows for the nine months ended June 30, 1996 and the years ended September 30, 1995 and 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company has experienced negative cash flows from operations for the nine months ended June 30, 1996 and the years ended September 30, 1995 and 1994 and has current liabilities in excess of current assets as of June 30, 1996. In addition, the Company has an aggregate investment in unproved oil and gas properties of $534,232 as of June 30, 1996, the ultimate recoverability of which is dependent upon the Company obtaining the necessary financing to develop these properties or generating sufficient proceeds from the sale of these properties. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with regard to these uncertainties are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PRICE WATERHOUSE LLP

Denver, Colorado

September 19, 1996

                          CRESTONE ENERGY CORPORATION

                                 BALANCE SHEET

                                                              ----------------------------------------
                                                               JUNE 30             SEPTEMBER 30
                                                                 1996           1995           1994
                                                              ----------     ----------     ----------
ASSETS
  CURRENT ASSETS:
     Cash and cash equivalents                                $   48,603     $   86,265     $  307,169
     Marketable securities                                            --             --         59,502
     Accounts receivable:
     Joint interest                                                  529            386         75,182
     Oil and gas purchasers                                        9,249         29,721          9,533
     Other                                                         5,811         10,069          9,098
                                                              ------------   ------------   ------------
          TOTAL CURRENT ASSETS                                    64,192        126,441        460,484
                                                              ------------   ------------   ------------
  PROPERTY AND EQUIPMENT, AT COST:
     Oil and gas properties, accounted for using the full
       cost method (net of $1,607,284, $1,331,206 and
       $1,304,646 cumulative writedowns at June 30, 1996,
       September 30, 1995 and 1994)                            2,226,373      2,482,406      2,405,824
     Office furniture, equipment and leasehold improvements       73,595         73,595         73,252
                                                              ------------   ------------   ------------
                                                               2,299,968      2,556,001      2,479,076
     Less accumulated depreciation, depletion and
       amortization                                            1,534,829      1,490,748      1,441,313
                                                              ------------   ------------   ------------
       Net property and equipment                                765,139      1,065,253      1,037,763
                                                              ------------   ------------   ------------
  OTHER ASSETS                                                        --             --         11,698
                                                              ------------   ------------   ------------
                                                              $  829,331     $1,191,694     $1,509,945
                                                              ============   ============   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
  CURRENT LIABILITIES:
     Accounts payable                                         $  131,149     $  109,946     $   12,635
     Accrued liabilities                                           2,157         14,739         15,760
                                                              ------------   ------------   ------------
          TOTAL CURRENT LIABILITIES                              133,306        124,685         28,395
  STOCKHOLDERS' EQUITY:
     Preferred stock, $.01 par value; authorized 50,000,000
       shares; issued -0- shares                                      --             --             --
     Common stock, $.01 par value; authorized 50,000,000
       shares; issued and outstanding 4,200,000 shares in
       1996, 1995 and 1994                                        42,000         42,000         42,000
     Additional paid-in capital                                2,558,506      2,558,506      2,558,506
     Accumulated deficit                                      (1,904,481)    (1,533,497)    (1,118,956)
                                                              ------------   ------------   ------------
          TOTAL STOCKHOLDERS' EQUITY                             696,025      1,067,009      1,481,550
                                                              ------------   ------------   ------------
                                                              $  829,331     $1,191,694     $1,509,945
                                                              ============   ============   ============

                       See notes to financial statements.

                          CRESTONE ENERGY CORPORATION

                STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

                                            -----------------------------------------------------------
                                            NINE MONTHS ENDED JUNE 30,       YEAR ENDED SEPTEMBER 30,
                                               1996            1995            1995            1994
                                            -----------     -----------     -----------     -----------
                                                            (UNAUDITED)
REVENUES:
  Oil and gas sales                         $    74,115     $    68,836     $   113,023     $   108,005
  Interest income                                 4,738           8,517           9,943          16,303
  Other income                                       40             595             595           2,354
  Gain on sale of marketable securities              --           7,477          15,473          24,991
  Gain on sale of other asset                        --              --          17,500              --
  Gain on sale of production sharing
     agreement                                  214,252              --              --           8,268
                                            -----------     -----------     -----------     -----------
          Total revenues                        293,145          85,425         156,534         159,921
                                            -----------     -----------     -----------     -----------
OPERATING COSTS AND EXPENSES:
  Lease operating                                11,174          12,799          19,386          16,785
  Production taxes                                6,514           7,231           9,421          10,751
  Depreciation, depletion and amortization       44,081          43,248          57,906          71,707
  Impairment of oil and gas properties          276,078          26,560          26,560         249,728
  General and administrative                    326,282         341,534         457,802         453,629
                                            -----------     -----------     -----------     -----------
          Total operating costs and
            expenses                            664,129         431,372         571,075         802,600
                                            -----------     -----------     -----------     -----------
NET LOSS                                       (370,984)       (345,947)       (414,541)       (642,679)
ACCUMULATED DEFICIT, BEGINNING OF PERIOD     (1,533,497)     (1,118,956)     (1,118,956)       (476,277)
                                            -----------     -----------     -----------     -----------
ACCUMULATED DEFICIT, END OF PERIOD          $(1,904,481)    $(1,464,903)    $(1,533,497)    $(1,118,956)
                                            ===========     ===========     ===========     ===========
NET LOSS PER COMMON SHARE                   $     (0.09)    $     (0.02)    $     (0.10)    $     (0.15)
                                            ===========     ===========     ===========     ===========
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING    4,200,000       4,200,000       4,200,000       4,200,000
                                            ===========     ===========     ===========     ===========

                       See notes to financial statements.

                          CRESTONE ENERGY CORPORATION

                            STATEMENT OF CASH FLOWS

                                                  ---------------------------------------------------
                                                     NINE MONTHS ENDED              YEAR ENDED
                                                         JUNE 30,                  SEPTEMBER 30,
                                                    1996                        1995          1994
                                                  ---------       1995        ---------     ---------
                                                                ---------
                                                                (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                        $(370,984)    $(345,947)    $(414,541)    $(642,679)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation, depletion and amortization        44,081        43,248        57,906        71,707
     Impairment of oil and gas properties           276,078        26,560        26,560       249,728
     Gain on sale of production sharing
       agreement                                   (214,252)           --            --        (8,268)
     Gain on sale of marketable securities               --        (7,477)      (15,473)      (24,991)
     Gain on sale of other asset                         --            --       (17,500)           --
     Decrease (increase) in accounts receivable      20,329        40,586        54,608       (22,525)
     Decrease (increase) in other current assets      4,258         2,088          (971)       (2,963)
     Increase (decrease) in accounts payable         21,203        90,462        97,311        10,427
     Increase (decrease) in accrued liabilities     (12,582)      (12,065)       (1,021)        2,049
     Decrease in advances from joint interest
       partners                                          --            --            --        (8,253)
                                                  ---------     ---------     ---------     ---------
          NET CASH USED IN OPERATING ACTIVITIES    (231,869)     (162,545)     (213,121)     (375,768)
                                                  ---------     ---------     ---------     ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment      281,680       226,875       254,734       282,015
  Proceeds from sale of marketable securities            --        24,977        74,975        71,116
  Proceeds from sale of other asset                      --            --        22,500            --
  Purchase of marketable securities                      --            --            --       (52,002)
  Additions to property and equipment               (87,473)     (289,660)     (362,544)     (161,227)
  Other                                                  --        (1,770)        2,552        (7,500)
                                                  ---------     ---------     ---------     ---------
          NET CASH PROVIDED BY (USED IN)
            INVESTING ACTIVITIES                    194,207       (39,578)       (7,783)      132,402
                                                  ---------     ---------     ---------     ---------
DECREASE IN CASH AND CASH EQUIVALENTS               (37,662)     (202,123)     (220,904)     (243,366)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD       86,265       307,169       307,169       550,535
                                                  ---------     ---------     ---------     ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD          $  48,603     $ 105,046     $  86,265     $ 307,169
                                                  =========     =========     =========     =========

                       See notes to financial statements.

                          CRESTONE ENERGY CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

      (DISCLOSURES FOR THE NINE MONTHS ENDED JUNE 30, 1995 ARE UNAUDITED)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Crestone Energy Corporation ("the Company") is engaged in the acquisition, exploration and development of oil and gas properties with its primary asset being a large undeveloped acreage position in the South China Sea under a petroleum contract with the China National Offshore Oil Corporation ("CNOOC") for an area known as Wan'an Bei, WAB-21. The area is located southwest of the Spratly Islands in the South China Sea, approximately 205 miles southeast of the mouth of the Mekong River Delta in Vietnam.

The Company was incorporated in March 1981 under the laws of Colorado and also has domestic oil and gas interests in Colorado, Wyoming, North Dakota, Nevada, Utah and other states, and international operations in Southeast Asia and Belize in Central America.

Financial information for the nine months ended June 30, 1995 is unaudited which, in the opinion of management, contains all adjustments necessary for a fair presentation of the results of operations for the period. Operating results for the nine months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the full year ended September 30, 1996.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from such estimates.

CASH AND CASH EQUIVALENTS

The Company includes in cash and cash equivalents immediately available funds and investments with original maturity dates of 90 days or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of the Company's financial instruments, namely cash and cash equivalents, accounts receivable and accounts payable, approximate their fair values because of the short maturity of these instruments.

PROPERTY AND EQUIPMENT

The Company uses the full cost method of accounting for its oil and gas properties. Accordingly, costs relating to the acquisition, exploration and development of proved and unproved properties are capitalized. A separate cost center is maintained for expenditures applicable to each country in which the Company conducts exploration and/or production activities. Amortization of proved oil and gas properties is computed by cost center using the units-of-production method, based on proved reserves of oil and gas. Estimated dismantlement, restoration and abandonment costs and estimated residual values are taken into account in determining amortization and depreciation provisions.

The cost of unproved properties is excluded from amortization pending a determination of the existence of proved reserves. Such unproved properties are assessed periodically for impairment.

Capitalized costs, by cost center, less related accumulated amortization, may not exceed the sum of: (1) the present value of future net revenues from estimated production of proved oil and gas reserves; plus (2) the cost of properties not being amortized; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized; less (4) income tax effects related to differences between the book and tax bases of oil and gas properties.

Impairments of properties in the amounts of $276,078, $26,560, $26,560, and $249,728, were recorded during the nine months ended June 30, 1996 and 1995 and the years ended September 30, 1995 and 1994.

Provision is made for depreciation of other property and equipment by using the straight-line method over estimated useful lives ranging from three to ten years.

Normal dispositions of oil and gas properties are accounted for as adjustments to capitalized costs, with no gain or loss recognized until all costs are recovered or the entire interest is disposed of. Gain or loss is recognized only upon the sale of oil and gas properties involving significant reserves, or when the proceeds from sales exceed the respective cost center's aggregate capitalized costs at the date of sale.

REVENUE RECOGNITION

Revenue is recognized upon delivery of crude oil and natural gas to the purchaser.

INCOME TAXES

Deferred income taxes are provided for the tax consequences of differences between the financial statement and tax bases of assets and liabilities.

FOREIGN CURRENCY TRANSLATION

Monetary items are translated at the exchange rate in effect at the balance sheet date; revenue and expense items are translated at exchange rates prevailing on the dates of the transactions.

STOCK-BASED COMPENSATION

SFAS No. 123, "Accounting for Stock-Based Compensation," was issued in 1995 with a disclosure effective date of fiscal years beginning after December 15, 1995. The Company has elected that upon adoption, it will continue to measure compensation costs using the intrinsic value based method of accounting perscribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees," and will make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting as defined in SFAS No. 123 had been applied.

NOTE 2 - GOING CONCERN CONSIDERATIONS AND MANAGEMENT'S PLANS

The Company has experienced negative cash flows from operating activities for the nine months ended June 30, 1996 and the years ended September 30, 1995 and 1994 and has current liabilities in excess of current assets as of June 30, 1996. In addition, the Company has an aggregate investment in unproved oil and gas properties of $534,232 as of June 30, 1996, the ultimate recoverability of which is dependent upon the Company obtaining the necessary financing to develop these properties or generating sufficient proceeds from the sale of these properties. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management is actively marketing interests in its oil and gas properties with the objective of raising sufficient funds to maintain current operations. However, there can be no assurance that such marketing efforts will be successful. Furthermore, management intends to limit expenditures as necessary to maintain the existence of the corporation.

On August 2, 1996 the Company's Board of Directors approved a Letter Agreement dated July 25, 1996 between the Company and Benton Oil and Gas Company ("Benton") in which Benton stated its intent to acquire all of the outstanding shares and options to purchase common shares of the Company. The terms of such letter include:

          a. An earnest money deposit of $200,000 paid to the Company in August.

          b. Benton will offer 1 share of its common stock for each 7 shares of the Company's Common stock.

          c. Benton will pay all costs incurred in conjunction with this transaction.

          d. Benton paid $30,000 for a farmout drilling package, 50% of which will be paid to China National Offshore Oil Corporation's Exploration and Development Research Center ("EDRC")(see note 3).

          e. Benton will issue options to purchase shares of Benton Common Stock in exchange for granted and unexercised options to purchase the Company's Common Stock.

          f. A Shareholders Trust will be established which will have an economic interest in the Company's WAB-21 Contract for the benefit of the Company's shareholder.

The acquisition of all outstanding shares and options of the Company by Benton is subject to certain conditions including the signing of a definitive merger agreement.

NOTE 3 - CHINA CONTRACT

On May 8, 1992, the Company signed a Petroleum Contract with CNOOC with an effective date of June 1, 1992 for a Contract Area in the South China Sea comprising 25,155 square kilometers (6,215,907 acres). The terms of such contract, as agreed to be amended in 1996, require the Company to spend a minimum of $800,000 on exploration and to acquire 1,000 km of new geophysical seismic data over the seven year period ending June 1, 1999. The Company, at its option, can extend the contract for an additional two years if it elects to drill an exploratory well at a minimum cost of $2.0 million.

The Company has granted interests in net cash proceeds from the sale of the Petroleum Contract totaling 1.1% to a former employee and a former consultant of the Company. Such interests do not include an interest in future production, if any.

Pursuant to an agreement dated June 6, 1995 the Company granted to EDRC a 10% interest in any net cash proceeds from the sale of the Petroleum Contract. If EDRC locates a buyer and is directly instrumental in effecting a sale EDRC earns an additional 15% for a total 25% of such net cash proceeds. Net cash proceeds is defined as gross proceeds less inception-to-date costs incurred by the Company with respect to this contract. Such interest does not include an interest in future production, if any. Such agreement also provides for the Company to receive 50% of the sales proceeds derived from the sales of copies of a farmout drilling package jointly developed by the Company and EDRC.

The Socialist Republic of Vietnam has protested the Petroleum Contract claiming the Contract Area is within Vietnam's territorial waters and on Vietnam's continental shelf as well as within their exclusive economic zone. The Company has been advised by CNOOC that China's claim to the Contract Area is superior to Vietnam's claim for the same area. No assurance can be given, however, as to the ultimate resolution of these conflicting claims.

Prior to September 30, 1993, the Company's activities in China were related to formulation and generation of the Petroleum Contract. Accordingly, the Company capitalized substantially all of its overhead directly related to its China Petroleum Contract through September 30, 1993. Subsequent to September 30, 1993, the Company has expensed substantially all of its general and administrative costs related to China.

NOTE 4 - PHILIPPINES CONTRACT

During 1996, the Company's application for a Geophysical Survey and Exploration Contract ("GSEC") in the Sulu Sea was denied and GSEC 64, in which the Company had an interest, expired. Accordingly, during 1996, the Company has written off its $232,604 investment in the Philippines.

NOTE 5 - BELIZE PRODUCTION SHARING AGREEMENT

During 1996, the Company sold its remaining working interest in its Belize Production Sharing Agreement ("PSA") for $255,000 and retained an overriding royalty interest ("ORRI") of .48% before payout (cost recovery)("BPO") or 1.5% after payout (cost recovery)("APO"), based on oil production and in the event of a commercial natural gas discovery, the Company's ORRI is .25% BPO and .75% APO. As the proceeds from the PSA sale exceeded the Belize full cost pool at the date of sale, the Company recorded a gain of $214,252.

During 1994 the Company sold 20% of its interest in the PSA for $65,000. Because such proceeds exceeded the related capitalized costs at the date of sale, the Company recorded a gain of $8,268.

During 1996, the Company also agreed to a 7% participation in an application for a new PSA, Block 13, offshore Belize. As of June 30, 1996 the Company had a total investment of $24,741 in Block 13.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES

A portion of the exploration and development operations of the Company is conducted with, and includes as participants, certain stockholders, employees, officers and directors of the Company, or their affiliates. Amounts due the Company and amounts due directors and stockholders, or their affiliates, from such participation were insignificant at June 30, 1996, September 30, 1995 and 1994, as were amounts paid for the nine months ended June 30, 1996 and for each of the two years in the period ended September 30, 1995.

NOTE 7 - SIGNIFICANT CUSTOMERS

Oil and gas sales for the nine months ended June 30, 1996 include sales to one purchaser representing 20% of oil and gas sales. Oil and gas sales for 1995 include sales to one purchaser representing 33% of oil and gas sales. Oil and gas sales for 1994 include sales to one purchaser representing 35% of oil and gas sales.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Development costs of $97,000 incurred during 1996 and 1995 have not been paid as of June 30, 1996. The operator of the property has a lien on such oil and gas wells in Rio Blanco County, Colorado to secure payment of such amounts.

NOTE 9 - INCOME TAXES

The tax effects of significant temporary differences representing deferred tax assets are as follows at June 30, 1996, September 30, 1995 and 1994:

                                                       -------------------------------------
                                                         1996          1995          1994
                                                       ---------     ---------     ---------
        Property and equipment                         $ 100,598     $ 217,878     $  90,935
        Loss carryforwards                               501,248       258,985       230,232
                                                       ---------     ---------     ---------
        Gross deferred tax assets                        601,846       476,863       321,167
        Valuation allowance                             (601,846)     (476,863)     (321,167)
                                                       ---------     ---------     ---------
                                                       $      --     $      --     $      --
                                                       =========     =========     =========

Full valuation allowances of $601,846, $476,863 and $321,167 at June 30, 1996, September 30, 1995 and 1994 were provided as the Company historically has not generated sufficient taxable income to demonstrate that it is more likely than not that the deferred tax assets will be utilized.

The Company has the following net operating loss carryforwards available at June 30, 1996:

        ---------
        EXPIRATION
          YEAR
        ---------
        2008         $  121,919
        2009            466,909
        2010            105,501
        2011            649,499
                     ----------
                     $1,343,828
                     ==========

A reconciliation of income tax benefit at the federal statutory rate to the Company's actual income tax benefit is as follows:

                                              ---------------------------------------------------
                                                 NINE MONTHS ENDED              YEARS ENDED
                                                     JUNE 30,                  SEPTEMBER 30,
                                              -----------------------     -----------------------
                                                1996          1995          1995          1994
                                              ---------     ---------     ---------     ---------
    Tax benefit by applying the statutory
      federal income tax rate to pretax
      accounting loss                         $(126,135)    $(117,622)    $(140,944)    $(218,510)
    Increase (decrease) in tax from:
      State tax benefit                         (12,242)      (11,644)      (13,953)      (32,777)
      Change in valuation allowance             124,983       129,266       155,696       287,942
      Other                                      13,394            --          (799)      (36,655)
                                              ---------     ---------     ---------     ---------
                                              $      --     $      --     $      --     $      --
                                              =========     =========     =========     =========

NOTE 10 - MONEY PURCHASE PENSION PLAN AND PROFIT SHARING PLAN

The Company presently maintains a Money Purchase Pension Plan and a Profit Sharing Plan for the benefit of all eligible employees. Employees of the Company who have reached age 21 and who have performed at least two years of service to the Company are eligible to participate in such plans. Contributions to the Money Purchase Pension Plan are set at 10% of eligible compensation. Contributions to the Profit Sharing Plan are discretionary in an amount, if any, determined by the Company. Participants in the plans who have rendered at least 1,000 hours of service during the plan year are entitled to a proportionate share of any contributions made by the Company for such plan year. All participant accounts under the plans are fully vested at all times. The Company's total contributions to the plans for the nine months ended June 30, 1996 and 1995 and the years ended September 30, 1995 and 1994 were $24,115, $23,436, $30,000 and $18,308, respectively.

NOTE 11 - STOCK OPTION PLAN

On October 31, 1990 the Company's stockholders approved the 1990 Stock Option Plan (the "Plan"). Options to purchase up to 950,000 shares of common stock are available for exercise upon the issuance of options granted under the Plan.

On October 31, 1990 options to purchase 750,000 shares were granted to all Directors and the President of the Company at $1.00 per share. As of June 30, 1996, all of such 750,000 options to purchase shares were exercisable, of which none had been exercised.

On March 24, 1994, options to purchase an aggregate of 189,420 shares were granted to all Directors of the Company, a former employee of the Company and two consultants, under the Plan at a price of $1.00 per share. At June 30, 1996, all 189,420 of such options were exercisable, of which none had been exercised.

On January 4, 1995 the remaining 10,580 options to purchase common stock available under the Plan were granted at a price of $1.00, all of which were exercisable and none of which had been exercised at June 30, 1996.

NOTE 12 - SUPPLEMENTAL INFORMATION ON OIL AND GAS ACTIVITIES

Capitalized costs related to oil and gas producing activities as of June 30, 1996, September 30, 1995 and 1994 were:

                                                              ----------------------------------------
                                                                 1996           1995           1994
                                                              ----------     ----------     ----------
Proved oil and gas properties -- United States                $1,692,141     $1,677,814     $1,612,125
Unproved oil and gas properties:
  United States                                                   61,906        119,746        137,403
  Foreign:
     China                                                       447,585        446,322        593,075
     Philippines                                                      --        213,395         55,738
     Belize                                                       24,741         25,129             --
     Other                                                            --             --          7,483
                                                              ----------     ----------     ----------
     Total oil and gas properties                              2,226,373      2,482,406      2,405,824
Less accumulated depreciation, depletion and amortization      1,466,011      1,422,065      1,369,688
                                                              ----------     ----------     ----------
     Net capitalized costs                                    $  760,362     $1,060,341     $1,036,136
                                                              ==========     ==========     ==========

Costs Incurred in Property Acquisition, Exploration and Development Activities Costs incurred in oil and gas producing activities were:

                           -------------------------------------------------------------------------------
                                 NINE MONTHS ENDED JUNE 30,                YEAR ENDED SEPTEMBER 30,
                                 1996                 1995                1995                 1994
                           -----------------   ------------------   -----------------   ------------------
                            U.S.     FOREIGN    U.S.     FOREIGN     U.S.     FOREIGN    U.S.     FOREIGN
                           -------   -------   -------   --------   -------   -------   -------   --------
Unproved property
  acquisition costs        $    44   $    --   $ 6,326   $     --   $ 6,557   $    --   $ 8,926   $     --
Exploration costs            2,364    71,148     3,781    197,168     4,597   263,408    14,511    463,897
Development costs           13,917        --    82,385         --    82,793        --        --         --

Results of Operations from Oil and Gas Producing Activities Results of operations from oil and gas producing activities, all of which occurred within the United States (except for impairments of $232,604 for the Philippines in 1996 and $179,653 in 1994 for Peru) were:

                                                    -------------------------      -------------------------
                                                        NINE MONTHS ENDED                 YEAR ENDED
                                                            JUNE 30,                     SEPTEMBER 30,
                                                       1996           1995           1995            1994
                                                    ----------      ---------      ---------      ----------
Oil and gas sales                                   $   74,115      $  68,836      $ 113,023      $  108,005
Gain on sale of production sharing agreement           214,252             --             --           8,268
Production costs:
  Lease operating                                      (11,174)       (12,799)       (19,386)        (16,785)
  Production taxes                                      (6,514)        (7,231)        (9,421)        (10,751)
Impairment of oil and gas properties                  (276,078)       (26,560)       (26,560)       (249,728)
Depreciation, depletion and amortization               (43,946)       (38,820)       (52,377)        (65,090)
                                                    -----------     -----------    -----------    -----------
Results of operations from oil and gas producing
  activities                                        $  (49,345)     $ (16,574)     $   5,279      $ (226,081)
                                                    ===========     ===========    ===========    ===========

No income taxes are reflected in the results of operations from oil and gas producing activities summarized above due to the effects of net operating loss carryforwards, investment tax credits and percentage depletion related to oil and gas operations.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

--------------------------------------------------------------------------------

                                   EXHIBIT A

                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF

                               SEPTEMBER 20, 1996

                                  BY AND AMONG

                          BENTON OIL AND GAS COMPANY,

                            CEC ACQUISITION COMPANY

                                      AND

                          CRESTONE ENERGY CORPORATION

--------------------------------------------------------------------------------

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                               TABLE OF CONTENTS

ARTICLE I  THE MERGER..........................................................................     1
  Section 1.1 The Merger.......................................................................     1
  Section 1.2 Effective Time...................................................................     1
  Section 1.3 Effect of Merger.................................................................     1
  Section 1.4 Articles of Incorporation of Surviving Corporation...............................     1
  Section 1.5 Bylaws of the Surviving Corporation..............................................     1
  Section 1.6 Directors and Officers...........................................................     2
  Section 1.7 Tax Consequences.................................................................     2
  Section 1.8 Further Assurances...............................................................     2
ARTICLE II  STATUS AND CONVERSION OF SECURITIES................................................     2
  Section 2.1 Conversion of Securities.........................................................     2
  Section 2.2 Exchange Ratio Adjustment........................................................     3
  Section 2.3 Fractional Shares................................................................     3
  Section 2.4 Dissenting Shares................................................................     3
  Section 2.5 Exchange of Certificates.........................................................     3
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.....................................     5
  Section 3.1 Organization.....................................................................     5
  Section 3.2 Subsidiaries.....................................................................     5
  Section 3.3 Capitalization...................................................................     5
  Section 3.4 Power and Authority..............................................................     5
  Section 3.5 Enforceability...................................................................     6
  Section 3.6 No Conflicts.....................................................................     6
  Section 3.7 Consents.........................................................................     6
  Section 3.8 Articles of Incorporation, Bylaws and Minute Book................................     6
  Section 3.9 Financial Statements.............................................................     6
  Section 3.10 Absence of Undisclosed Liabilities..............................................     6
  Section 3.11 Litigation......................................................................     7
  Section 3.12 Taxes...........................................................................     7
  Section 3.13 Environmental Laws..............................................................     7
  Section 3.14 Certain Actions.................................................................     8
  Section 3.15 Brokers' Fee....................................................................     8
  Section 3.16 Dividends.......................................................................     8
  Section 3.17 Stockholder Vote Required.......................................................     8
  Section 3.18 Earnest Money...................................................................     8
  Section 3.19 Complete Disclosure.............................................................     8
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB.........................     9
  Section 4.1 Organization of Purchaser........................................................     9
  Section 4.2 Organization of Merger Sub.......................................................     9
  Section 4.3 Organization of Merger Parent....................................................     9
  Section 4.4 Capitalization...................................................................     9
  Section 4.5 Investment Intention.............................................................     9
  Section 4.6 Status of Shares to be Issued....................................................     9

  Section 4.7 Power and Authority..............................................................     9
  Section 4.8 Enforceability...................................................................     9
  Section 4.9 No Conflicts.....................................................................    10
  Section 4.10 Consents........................................................................    10
  Section 4.11 Securities Filings; Financial Statements........................................    10
  Section 4.12 Absence of Undisclosed Liabilities..............................................    10
  Section 4.13 Litigation......................................................................    10
  Section 4.14 Absence of Adverse Changes......................................................    10
  Section 4.15 Brokers' Fee....................................................................    10
ARTICLE V  COVENANTS OF THE PARTIES............................................................    11
  Section 5.1 Conduct of Business of the Company...............................................    11
  Section 5.2 Access...........................................................................    12
  Section 5.3 Registration Statement; Proxy Statement-Prospectus...............................    12
  Section 5.4 Stockholder Approval.............................................................    13
  Section 5.5 Consents.........................................................................    13
  Section 5.6 No Shopping......................................................................    13
  Section 5.7 Tax Treatment....................................................................    13
  Section 5.8 Best Efforts.....................................................................    13
  Section 5.9 Public Announcements.............................................................    13
  Section 5.10 Notification of Certain Matters.................................................    13
  Section 5.11 Expenses........................................................................    14
  Section 5.12 Takeover Statutes...............................................................    14
  Section 5.13 Affiliates' Letters.............................................................    14
  Section 5.14 Company Financial Statements....................................................    14
  Section 5.15 Comfort Letters.................................................................    14
  Section 5.16 Employment Agreement............................................................    15
  Section 5.17 Surviving Corporation Capital...................................................    15
  Section 5.18 Shareholder Trust in WAB-21.....................................................    15
  Section 5.19 Lock-up.........................................................................    15
  Section 5.20 Undertakings in Connection with Tax Opinion.....................................    15
  Section 5.21 Update of the Company's Representations, Warranties and Disclosure Schedule.....    15
  Section 5.22 Company Employee Benefit Plans..................................................    15
ARTICLE VI  CONDITIONS.........................................................................    16
  Section 6.1 Conditions to the Obligations of Each Party......................................    16
  Section 6.2 Conditions to the Obligations of the Company.....................................    16
  Section 6.3 Conditions to the Obligations of Purchaser and Merger Sub........................    17
ARTICLE VII  CLOSING...........................................................................    18
  Section 7.1 Date and Place...................................................................    18
  Section 7.2 Deliveries by the Company........................................................    18
  Section 7.3 Deliveries by Purchaser..........................................................    19
  Section 7.4 Effectiveness of Closing.........................................................    19
ARTICLE VIII  TERMINATION......................................................................    19
  Section 8.1 Termination......................................................................    19

  Section 8.2 Effect of Termination............................................................    20
  Section 8.3 Confidentiality..................................................................    20
  Section 8.4 Extension of Time; Waivers.......................................................    20
ARTICLE IX  MISCELLANEOUS......................................................................    20
  Section 9.1 Nonsurvival of Representations and Warranties....................................    20
  Section 9.2 Amendments.......................................................................    20
  Section 9.3 Notices..........................................................................    21
  Section 9.4 Specific Performance.............................................................    21
  Section 9.5 Governing Law....................................................................    21
  Section 9.6 Successors and Assigns...........................................................    21
  Section 9.7 No Third Party Beneficiaries.....................................................    21
  Section 9.8 Mutual Drafting..................................................................    21
  Section 9.9 Pronouns, Etc....................................................................    22
  Section 9.10 Headings........................................................................    22
  Section 9.11 Waiver..........................................................................    22
  Section 9.12 Severability....................................................................    22
  Section 9.13 Schedules.......................................................................    22
  Section 9.14 Counterparts....................................................................    22
  Section 9.15 Entire Agreement................................................................    22
SCHEDULES
  1.6 Directors and Officers of Surviving Corporation
  4.4 Capitalization of Purchaser
  Disclosure Schedule of the Company

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                          AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of September 20, 1996, is made and entered into by and among Benton Oil and Gas Company, a Delaware corporation ("Purchaser"), CEC Acquisition Company, a Colorado corporation and indirect wholly-owned subsidiary of Purchaser ("Merger Sub"), and Crestone Energy Corporation, a Colorado corporation ("Company"). Merger Sub and the Company are sometimes hereinafter collectively referred to as the "Constituent Corporations."

WHEREAS, the parties hereto intend to effect the merger ("Merger") of Merger Sub with and into the Company with the Company being the corporation surviving the Merger, in accordance with the provisions of the Colorado Business Corporation Act ("Colorado Law"); and

WHEREAS, the parties hereto intend for the Merger to qualify as a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended ("Code"); and

WHEREAS, the respective Boards of Directors of Purchaser, Merger Sub and the Company have determined that this Agreement is desirable and in the best interests of each and of its respective stockholders, and have each duly approved this Agreement upon the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                                   THE MERGER

Section 1.1 The Merger. At the Effective Time (as defined in Section 1.2 hereof), upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of Colorado Law, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub (except insofar as it may be continued by applicable law) shall cease and the Company shall be the surviving corporation in the Merger and shall continue to be governed by the laws of the State of Colorado. The Company as it shall exist immediately after the Effective Time is sometimes hereinafter referred to as the "Surviving Corporation." The name of the Surviving Corporation shall be "Crestone Energy Corporation," unless later changed in accordance with Colorado Law.

Section 1.2 Effective Time. As soon as practicable after each of the conditions set forth in Article VI hereof have been satisfied or waived, the parties hereto shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Colorado Articles of Merger in accordance with the provisions of Section 7-111-105 of the Colorado Law ("Articles of Merger"). The Merger shall become effective on the date and at the time when the Articles of Merger have been filed with the Secretary of State of the State of Colorado, or at such later date and time specified in the Articles of Merger if agreed to by the parties hereto, in accordance with the provisions of Colorado Law. The date and time at which the Merger becomes effective is herein referred to as the "Effective Time."

Section 1.3  Effect of Merger.  The Merger shall have the effects set forth in
Section 7-111-106(1) of the Colorado Law. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, except as specifically set forth herein, the identity, existence, corporate organization, purposes, properties, objects, franchises, privileges, rights, powers and franchises of the Company and Merger Sub shall continue in full force and effect and be unimpaired by the Merger, and the Surviving Corporation shall succeed to, possess and be vested in, without further action of any person, all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub, including, without limitation, all property, real, personal and mixed, wherever located, and all and every other interest of every kind and nature, and the Surviving Corporation shall be subject to all of the debts, liabilities, restrictions, disabilities and duties of the Company and Merger Sub in the same manner as if the Surviving Corporation had itself incurred them.

Section 1.4 Articles of Incorporation of Surviving Corporation. The Restated Articles of Incorporation of the Company shall be the Articles of Incorporation of the Surviving Corporation until amended in accordance with the provisions thereof and applicable law.

Section 1.5 Bylaws of the Surviving Corporation. The Restated Bylaws of the Company shall be the Bylaws of the Surviving Corporation, until amended in accordance with the provisions thereof and applicable law.

Section 1.6  Directors and Officers.  The directors and officers set forth on
Schedule 1.6 hereto shall be the initial directors and officers, respectively, of the Surviving Corporation, each to hold office until his respective successor is duly elected or appointed and qualified in accordance with the provisions of the Restated Articles of Incorporation and Restated Bylaws of the Surviving Corporation and of applicable law, or until his earlier death, resignation or removal.

Section 1.7 Tax Consequences. The parties hereto intend for the Merger to constitute a tax-free "reorganization" within the meaning of Section 368(a)(1) of the Code.

Section 1.8 Further Assurances. If, at any time after the Effective Time, any further action is necessary, convenient or desirable to carry out the purposes of this Agreement or to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation the full right, title, interest and possession of all assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub or to otherwise carry out the provisions of this Agreement, the officers and directors of the Company and Merger Sub are fully authorized in the names of and on behalf of their respective corporations or otherwise to take all such lawful actions including, without limitation, the execution, delivery and filing of all deeds, bills of sale, assignments, assurances, and other documents, instruments and agreements as may be necessary, convenient or desirable to effect the same.

                                   ARTICLE II

                      STATUS AND CONVERSION OF SECURITIES

Section 2.1  Conversion of Securities.  Except as set forth in Section 2.3 or
Section 2.4 hereof, at the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, Merger Sub, the Company or any holder of any of the following securities:

          (a) Company Common Stock. Each share of common stock, par value $.01 per share, of the Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time shall be canceled and retired and cease to exist and shall be simultaneously converted into and exchanged for one-seventh (1/7) ("Exchange Ratio") of a duly authorized, validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of Purchaser ("Purchaser Common Stock").

          (b) Company Treasury Stock. Each share of Company Common Stock held in the Company's treasury shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

          (c) Company Stock Options. Each option to purchase shares of Company Common Stock ("Company Stock Option") granted under the Crestone Energy Corporation 1990 Stock Option Plan ("Company Option Plan") which is outstanding and unexercised immediately prior to the Effective Time shall be replaced by a substitute option ("Substitute Purchaser Option") granted under a Purchaser stock option plan, which Substitute Purchaser Option shall (i) be exercisable for that number of whole shares of Purchaser Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option by the Exchange Ratio (subject to adjustment as provided in Section 2.2(f) hereof), rounding up or down to the nearest whole share, (ii) have an exercise price per share of Purchaser Common Stock issuable upon the exercise thereof determined by dividing the exercise price per share of the Company Stock Option by the Exchange Ratio, rounding up or down to the nearest whole cent, (iii) otherwise replicate the terms and conditions of the Company Stock Option it replaces, and (iv) in no event confer upon or extend to the optionee any rights or benefits, whether economic or otherwise, which were not enjoyed or available to any optionee under the Company Option Plan.

          (d) Merger Sub Common Stock. Each share of common stock, par value $.01 per share, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into and become one duly authorized, validly issued, fully paid and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each stock certificate of Merger Sub evidencing ownership of any shares of Merger Sub Common Stock shall continue to evidence ownership of a like number of shares of Surviving Corporation Common Stock at and after the Effective Time.

          (e) Purchaser Common Stock. All shares of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after, and shall be unimpaired by, the Merger.

Section 2.2 Exchange Ratio Adjustment. The Exchange Ratio shall be adjusted to reflect any of the following events or circumstances, with any such adjustment to be mutually satisfactory to Purchaser and the Company:

          (a) If the Company's actual interest as the foreign contractor in The People's Republic of China's Petroleum Contract Wan'an Bei, WAB-21 Area ("WAB-21") is less than 100%; or

          (b) If the Company's overriding royalty interest in Belize is less than 0.48% before payout ("BPO") (cost recovery) or 1.50% after payout ("APO") (cost recovery) based on oil production and in the event of a commercial natural gas discovery, the Company's overriding royalty interest is 0.25% BPO or 0.50% APO; or

          (c) If any of the Company's contractual rights or obligations, in any of the Company's United States or foreign properties ("Properties") or otherwise, are less than as presented in the Disclosure Schedule delivered by the Company to Purchaser contemporaneously with the execution of this Agreement and updated as of the Closing Date ("Disclosure Schedule"), such that the difference or differences, individually or in the aggregate, could result in a Material Adverse Effect (as defined in Section 3.1 hereof) on the Company; or

          (d) If the number of shares of Company Common Stock issued and outstanding as of Effective Time is greater than 4,200,000 shares, or if the number of Company Stock Options (or additional Company Common Stock if the Options are exercised) outstanding as of the Effective Time is greater than an aggregate of 950,000; or

          (e) If there are any mortgages, security interests, pledges, claims, encumbrances or other liens, on any of the Company's Properties, the performance or breach of which by the Company could have a Material Adverse Effect on the Company, other than as set forth in the Disclosure Schedule, or the audited financial statements for the period ended June 30, 1996, or if the Company has any Liability (as defined in Section 3.10 hereof) of any kind or nature at the Effective Time (including, without limitation, any pending or threatened legal proceedings or any non-compliance with any applicable law, code, regulation, court or arbitration order or other governmental proceeding) not disclosed in the Disclosure Schedule; or

          (f) If the Company's net book value, financial condition or accounting procedures are other than as set forth in the financial statements of the Company as of and for the period ended June 30, 1996, as audited by Price Waterhouse, other than as disclosed in the Disclosure Schedule.

Section 2.3 Fractional Shares. Notwithstanding any provision of Section 2.1 hereof to the contrary, no fractional shares of Purchaser Common Stock shall be issued pursuant to Section 2.1 hereof, but in lieu thereof, each holder of Company Common Stock who, except for the provisions of this Section 2.3, would be entitled to receive a fractional share of Purchaser Common Stock shall, upon surrender of the certificate or certificates representing shares of Company Common Stock, be entitled to receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by $21.00.

Section 2.4 Dissenting Shares. Notwithstanding any provision of Section 2.1 hereof to the contrary, shares of Company Common Stock which are held by holders of such shares who have not voted in favor of the Merger and who have delivered a written notice of intent to demand payment for such shares in the manner provided in Article 113 of the Colorado Law ("Dissenting Shares"), shall not be converted into or exchanged for or represent the right to receive any shares of Purchaser Common Stock, unless such holder fails to perfect or effectively withdraws or loses such rights to payment. If, after the Effective Time, such holder fails to perfect or effectively withdraws or loses such right to payment, then such Dissenting Shares shall thereupon be deemed to have been converted into and exchanged pursuant to Section 2.1 hereof, as of the Effective Time, for the right to receive shares of Purchaser Common Stock issued in the Merger to which the holder of such shares of Company Common Stock is entitled, without any interest thereon. The Company shall give Purchaser prompt notice of any notices and demands received by the Company for payment for shares of Company Common Stock, and Purchaser shall have the right to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall not, except with the prior written consent of Purchaser, make any payment with respect to, or settle or offer to settle, any such demands. Under no circumstances shall either Purchaser or Merger Sub pay directly or provide funds to the Company to make payment upon any Dissenting Shares.

Section 2.5  Exchange of Certificates.

(a) Exchange Procedures. Prior to the Effective Time, Purchaser shall cause its stock transfer agent ("Exchange Agent") to mail to each holder of record of a certificate ("Old Certificate") which prior to the Effective Time represents outstanding shares of Company Common Stock, a letter of transmittal (together with any other requisite documents) mutually acceptable to Purchaser and the Company containing instructions for use in effecting the surrender of the Old Certificates in exchange for certificates representing shares of Purchaser Common Stock ("New Certificates"). Risk of loss and title to the Old Certificates shall pass only upon proper delivery of the Old Certificates and the letter of transmittal to the Exchange Agent. Purchaser will make available for delivery at the Closing one or more New Certificates to each holder of Company Common Stock who has surrendered to Purchaser, at least ten
(10) business days prior to the Closing Date, his Old Certificates, together with a duly executed letter of transmittal (which shall expressly state that such Old Certificates will be returned to the holders thereof in the event the Merger is not consummated) and other requisite documents. After the Effective Time, upon surrender of an Old Certificate for cancellation, together with a duly executed letter of transmittal and other requisite documents, the holder of such Old Certificate shall be entitled to receive in exchange therefor one or more New Certificates, representing the number of shares of Purchaser Common Stock which such holder has the right to receive pursuant to Section 2.1 hereof, and the Old Certificate so surrendered shall be canceled. Until so surrendered, each outstanding Old Certificate shall be deemed from and after the Effective Time for all purposes to represent only the right to receive upon such surrender a New Certificate representing the number of shares of Purchaser Common Stock into which the shares of Company Common Stock theretofore represented by the Old Certificate shall have been converted and cash in lieu of any fractional shares in accordance with the provisions of Sections 2.1 and 2.3 hereof.

(b) Special Issuance or Delivery. If any New Certificate is to be issued in a name or delivered to a person other than the registered holder of the Old Certificate surrendered in exchange therefor, it shall be a condition to such exchange that the Old Certificate shall be properly endorsed or be otherwise in proper form for transfer and that the person requesting such exchange shall pay any transfer or other taxes required as a result of the issuance in a name or delivery to a person other than the registered holder or shall establish to the satisfaction of Exchange Agent that such has been paid or is not applicable.

(c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions, if any, payable to the holders of record of Company Common Stock as of any date subsequent to the Effective Time shall be paid to any holder of any outstanding Old Certificate until the holder thereof surrenders such Old Certificate as provided herein, subject to applicable law. Subject to applicable law, following surrender of any such Old Certificates, there shall be paid to the record holders of the New Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends and other distributions, if any, with a record date after the Effective Time, theretofore payable with respect to the shares of Purchaser Common Stock represented thereby and not previously paid. Subject to applicable law, no holder of an unsurrendered Old Certificate shall be entitled, until the surrender of such certificate, to vote the shares of Purchaser Common Stock into which such holder's Company Stock is convertible or to exercise any other rights of a stockholder of Purchaser.

(d) Liability. Any holder of shares of Company Common Stock who has not exchanged his Old Certificate(s) for New Certificate(s) pursuant to this Article II shall have no claims upon the Exchange Agent, but shall be entitled to look exclusively to Purchaser (and only as a general creditor thereof) for the shares of Purchaser Common Stock to which such holder became entitled upon surrender of the Old Certificate in accordance herewith. Notwithstanding the foregoing, none of Purchaser, Merger Sub or the Surviving Corporation shall be liable to any holder of Company Common Stock for any amount properly delivered to a public official pursuant to any abandoned property, escheat or similar laws.

(e) Lost, Stolen and Destroyed Certificates. In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed, and, if required by the Surviving Corporation or the Exchange Agent, the posting by such person of a bond in such reasonable amount as the Surviving Corporation or Exchange Agent may direct as indemnity against any claim that may be made against it with respect to the Old Certificates, the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue the shares of Purchaser Common Stock and cash in lieu of fractional shares (and any dividends or distributions with respect thereto as provided in Section 2.1(c) above) deliverable in respect thereof in accordance with the provisions of
Section 2.1 hereof.

(f) No Further Transfers. At and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

                                  ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to and for the benefit of Purchaser and Merger Sub the following, except as otherwise set forth in the Disclosure Schedule, which shall be updated at the Closing Date, and which shall specifically reference the sections of this Agreement to which it applies:

Section 3.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction where the nature of the business conducted by it or the character of the properties it owns, leases or operates makes such qualification or licensing necessary, except where any such failure to be so qualified or in good standing in such jurisdiction would not be reasonably likely to have a Material Adverse Effect. As used herein, the term "Material Adverse Effect" means an effect which would be materially adverse to the assets, properties, business, affairs, operations, condition (financial or otherwise) or prospects of the Company (or Purchaser, as the context may dictate) that results or is reasonably likely to result in expenses, fees, losses, liabilities, claims, actions or other damages in excess of $250,000.00. Except for the jurisdictions in which the Company is incorporated or is qualified or licensed as a foreign corporation, and except to the extent any of the following could not be reasonably expected to have a Material Adverse Effect on the Company, (i) no other jurisdiction has claimed, in writing or otherwise, that the Company is required to qualify or otherwise be authorized as a foreign corporation therein,
(ii) the Company has filed no franchise, income or other tax returns in other jurisdictions based upon the ownership or use of property therein or the derivation of income therefrom, and (iii) the Company does not own, lease or operate property in any other jurisdiction in the United States.

Section 3.2 Subsidiaries. The Company does not own or hold, directly or indirectly, any shares of capital stock or any equity, voting or other ownership or management interest in any corporation, partnership, limited liability company, joint venture, trust, estate or other business entity or association ("Entity") that has conducted any business activities, acquired any rights, interests or properties or incurred any Liabilities other than routine entity formation and organizational actions ("Subsidiaries").

Section 3.3 Capitalization. As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 50,000,000 shares of Common Stock, par value $.01 per share, of which 4,200,000 shares are issued and outstanding, 950,000 shares were reserved for issuance upon the exercise of stock options and no other shares were reserved for any purpose, and (ii) 50,000,000 shares of Preferred Stock, par value $.01 per share, none of which are issued and outstanding or reserved for any purpose, and (iii) no shares of capital stock of any other class are issued and outstanding. The Company has no other equity securities of any class or series authorized, issued, reserved for issuance or outstanding, and has no outstanding securities, bonds, debentures, notes or other rights, obligations or instruments the holders of which have the right to vote on any matter with the holders of Company Common Stock, or which are convertible into or exchangeable or exercisable for shares of Company Common Stock or any other capital stock or for any other securities having such right to vote with the Company Common Stock. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable, are free of preemptive rights with no personal liability attached to the ownership thereof, and have been offered, sold and issued in full compliance with all applicable federal and state and foreign securities laws. Other than the Company Stock Options which represent the right to purchase an aggregate of 950,000 shares of Company Common Stock, there are no outstanding options, warrants, offers, conversion rights or other rights (contingent or otherwise) to subscribe for or to purchase from the Company, or obligations, agreements, arrangements, understandings or commitments of any nature (contingent or otherwise) by the Company to issue, transfer, sell, repurchase or redeem, any capital stock or other securities of the Company, or any right to be paid cash or other property on the basis of a valuation of Company Common Stock. All Company Stock Options have been duly authorized by all requisite action, corporate or otherwise, on the part of the Company, none of which were authorized or granted in contemplation of the Merger. Neither the Company nor, to the best of its knowledge, any of its stockholders, is a party to any voting trust, voting agreement, proxy or other agreement or arrangement with respect to the voting, transferability, purchase or redemption of any capital stock of the Company. No person or entity has any preemptive or similar rights with respect to the issuance of any of the Company's capital stock. The Company has not agreed, and is not otherwise obligated, to register the offer or sale of any of its securities under the Securities Act of 1933, as amended ("Securities Act"), or the securities laws of any state. To the best of the Company's knowledge, no stockholder of the Company has granted options or other rights to purchase any capital stock of the Company from such stockholder. The names, addresses and holdings of each stockholder and each option holder of the Company are set forth in the Disclosure Schedule.

Section 3.4 Power and Authority. The Company has all requisite right, capacity, power and authority, corporate or otherwise, to conduct its business as and where presently conducted, to own, lease and operate the assets and properties that it owns, leases and operates, and, subject to the approval of its stockholders, to execute, deliver and perform its obligations under this Agreement and the other agreements contemplated hereby. Subject to the requisite approval of its stockholders, the execution and delivery by the Company of this Agreement and the other agreements contemplated hereby and the performance by the Company of its obligations hereunder and thereunder have been duly authorized and approved by all requisite action, corporate or otherwise, of the Company.

Section 3.5 Enforceability. This Agreement has been duly and validly executed and delivered on behalf of the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as such enforcement may be limited by applicable bankruptcy, insolvency, receivership, moratorium and other similar laws relating to the enforcement of creditors' rights and remedies generally and by general principles of equity, whether applied in a proceeding in equity or at law.

Section 3.6 No Conflicts. The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not, directly or indirectly violate, conflict with, or constitute a breach of or a default (or an event that, after the giving of notice or the lapse of time or both, would constitute a default) under any provision of (a) the Restated Articles of Incorporation, Restated Bylaws or other charter or organizational documents of the Company, (b) any resolution adopted by the board of directors (or any committee thereof) or the stockholders of the Company, or (c) any agreement between the Company and its stockholders or, to the best knowledge of the Company, among the stockholders of the Company.

Section 3.7 Consents. No consent, authorization, permit or approval of, notice or report to, filing or registration with, waiver by or other action ("Consents") in respect of any domestic governmental, quasi-governmental, administrative or regulatory body, authority or agency ("Governmental Authority"), Entity or individual (collectively, "Persons") is necessary for the Company to execute and deliver this Agreement and the other agreements contemplated hereby, and to perform its obligations hereunder and thereunder, other than (i) as may be required pursuant to the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or applicable state securities laws, (ii) the filing of the Articles of Merger, (iii) the approval by the Company's stockholders, and (iv) the opinion contemplated by Section 6.3(m) hereof.

Section 3.8 Articles of Incorporation, Bylaws and Minute Book. The Company has furnished to Purchaser true and complete copies of the Restated Articles of Incorporation and Restated Bylaws of the Company as in effect on the date hereof. The corporate minute books of the Company delivered to Purchaser contain true and complete records of all meetings and proceedings of directors, committees and stockholders, all of which meetings and proceedings were duly called and held, and all consents in lieu of meetings, which records are accurate in all material respects. No Person holds or has a written or oral power of attorney or similar instrument from the Company that remains in effect. The stock transfer books of the Company furnished to Purchaser contain a true and complete record of all transfers of any capital stock of the Company and the ownership of such capital stock as of the date hereof.

Section 3.9 Financial Statements. The Company has delivered to Purchaser true and complete copies of the Company's audited balance sheets as of June 30, 1996, September 30, 1995 and September 30, 1994 and the related statements of operations and accumulated deficit and of cash flows for the nine (9) months ended June 30, 1996 and for the years ended September 30, 1995, 1994 and 1993 (together with the reports thereon of Price Waterhouse L.L.P. and Quinn & Associates P.C., independent certified public accountants, and the notes thereto) (collectively, the "Financial Statements"). Other than any inaccuracies in any of the representations and warranties in this Section 3.9 that do not or will not have a Material Adverse Effect on the Company, each of such Financial Statements and all related schedules and notes thereto (i) presents fairly the financial condition and results of operations and accumulated deficit and cash flow of the Company as of the specified dates thereof and for the periods covered thereby; (ii) has been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods indicated and with prior periods (except for changes specifically noted therein); (iii) has been prepared in accordance and consistent with the books and records of the Company, which have been maintained in accordance with sound business practices, including the maintenance of a limited system of internal controls appropriate for a company of its size and of its number of employees; and (iv) reflects reserves which are reasonably adequate for all known or reasonably contemplated liabilities or obligations of any nature, whether accrued, absolute, fixed, contingent or otherwise and whether due or to become due, and all reasonably anticipated losses. Since June 30, 1996, there has not been any material change in the Company's accounting methods, principles or practices.

Section 3.10 Absence of Undisclosed Liabilities. The Company does not have any debt, liability, guarantee, demand or obligation of any nature whatsoever, accrued, absolute, contingent or otherwise and whether due or to become due ("Liability") that is, individually or in aggregate, reasonably likely to have a Material Adverse Effect on the Company, that is not fully reflected or reserved against in the Latest Financial Statements, except for Liabilities that have been incurred after the date of the Latest Financial Statements in the ordinary course of business and are usual and normal in amount, both individually and in the aggregate. The Company has no knowledge of any circumstance, condition, event or arrangement that may hereafter give rise to any Liabilities that are, either individually or in the aggregate, reasonably likely to have a Material Adverse Effect on the Company.

Section 3.11 Litigation. To the best knowledge of the Company, there are no actions, suits, claims, investigations, arbitrations, hearings or other proceedings (whether civil, criminal, administrative, investigative or informal) ("Proceedings") pending or threatened by, before or involving any federal, state, local or foreign court, arbitrator or Governmental Authority against or affecting the Company or its business, properties, assets, condition (financial or otherwise), results of operations or prospects (i) in which it is or will be sought to restrain or prohibit, or to obtain damages or other relief in connection with, or which questions the legality or validity of, this Agreement or the transactions contemplated hereby, (ii) which if determined adversely to the Company could reasonably be expected to have a Material Adverse Effect on the Company or (iii) involve the issue of criminal liability. To the best knowledge of the Company, no event has occurred and no circumstance exists that could be reasonably expected to give rise to or serve as the basis for any such Proceeding, including, without limitation, any Proceeding relating to any federal or state securities law violation which could have a Material Adverse Effect on the Company. Neither the Company nor any of its assets or properties is subject to any outstanding judgment, order, writ, injunction or decree of any federal, state, local or foreign court, arbitrator or Governmental Authority.

Section 3.12 Taxes. Except to the extent that any inaccuracies in any of the following representations and warranties set forth in this Section 3.12 would not reasonably be expected to have a Material Adverse Effect on the Company, (i) within the times (or if later all penalties and interest related thereto having been paid in full) and in the manner prescribed, the Company has accurately prepared in good faith and timely filed all federal, state and local tax returns, reports and forms required by law, rule, regulation or otherwise to be filed and has paid all taxes, assessments and penalties due and payable; (ii) all tax returns, reports and forms filed by the Company accurately set forth all items (to the extent required to be included or reflected in such returns) relevant to its future tax liabilities, including the tax bases of its assets and properties; (iii) there are no disputes pending or overtly threatened by any taxing authority as to taxes of any nature payable by the Company; (iv) the Company has not waived or extended any applicable statute of limitations relating to the assessment of federal, state or local taxes; (v) no examinations or audits of the federal, state or local tax returns of the Company are currently in progress and no such examination is threatened; (vi) no unresolved deficiency or adjustment for any tax has been claimed, proposed or assessed against the Company by any taxing authority; (vii) the Company has paid or has made adequate provision in the Latest Financial Statements for all federal, state or local taxes for the period ending on the date of the Latest Financial Statements and for all subsequent periods in the current fiscal year; (viii) the Company has timely collected, withheld and paid over all taxes required to be withheld by any federal, state and local taxing authority and complied with all information reporting requirements related thereto; (ix) the Company is not a party to any tax indemnity, tax sharing or tax allocation agreement; (x) the Company has not filed and will not file any consent agreement under Section 341(f) of the Code or agreed to have Section 341(f) of the Code apply to any disposition of subsection (f) assets (as such term is defined in Section 341(f)(4) of the Code) owned by the Company; and (xi) the Company has not filed an election under Section 338(g) or Section 338(b)(10) of the Code or caused to deem an election under Section 338(e) thereof.

Section 3.13 Environmental Laws. To the best knowledge of the Company, except to the extent that any inaccuracies in any of the following representations and warranties set forth in this Section 3.13 would not be reasonably expected to have a Material Adverse Effect on the Company:

          (a) The Company is, and at all times has been, in compliance in all material respects with all federal, state, local and foreign laws, statutes, codes, rules, regulations, orders, injunctions, decrees, judgments, common law, legal doctrine, plans, demand letters, agreements with any Governmental Authorities and all other requirements relating to the pollution or the protection of health, safety or the environment, including without limitation the release, discharge or emission of any pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation ambient air, surface water, ground water, land surface, or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous materials, substances or wastes ("Environmental Laws") resulting from the operation of the Company's business or the ownership of the Company's properties or assets.

          (b) The Company has not received any notices, demand letters, complaints or requests for information from, and no action, suit, hearing, investigation or other proceeding is pending or, to the best knowledge of the Company, threatened by or before any governmental or regulatory authority or third party regarding any violation of or any liability under any Environmental Law. The Company is not subject to any judicial, executive, legislative, regulatory or administrative order, ruling or decree arising under or relating to any Environmental Law.

          (c) The Company has timely obtained, currently holds and is in compliance in all material respects with the provisions of all licenses, permits, authorizations and approvals required in connection with the operation of its business and the ownership, leasing or use of its properties under all Environmental Laws.

          (d) The Company is not aware of any event, condition, circumstance, activity, practice, action or plan which is reasonably likely to prevent continued compliance with the foregoing for which would give rise to any liability under any Environmental Law, based or resulting from the Company's manufacturing, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge or release into the environment of any Hazardous Substance.

          (e) No Hazardous Substance has been used, stored, placed, treated, transported, manufactured, generated, process, distributed, handled, placed, deposited, spilled, discharged or disposed of on or under any property of the Company, and there is no underground or above-ground storage tank located on or under, or any asbestos located on, any real property or structure owned or leased by the Company.

          (f) For purposes of this Section 3.13, the term "Hazardous Substance" means and includes (i) any substance heretofore or hereafter designated as "hazardous" or "toxic" under the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq., the Federal Water Pollution Control Act, 33 U.S.C. Sections 1251, et seq., the Clean Air Act, 42 U.S.C. Sections 7401, et seq., or the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Sections 9601, et seq., or the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., all as amended and in the regulations promulgated thereunder or pursuant thereto;
     (ii) ANY "solid waste," "hazardous waste," or "infectious waste," as such terms are defined in any other Environmental Law at such time; (iii) asbestos, urea-formaldehyde, polychlorinated biphenyls ("PCBs"), methylene chloride, trichloroethylene, 1,2-transichloreoethylne, dioxins, dibenzofurans, nuclear fuel or material, chemical waste, radioactive material, explosives, known carcinogens, petroleum products and by-products, and other dangerous, toxic or hazardous pollutants, contaminants, chemicals, materials or substances listed or identified in, or regulated by, any Environmental Law; (iv) any substances listed in the United States Department of Transportation Table (49 C.F.R. 172,101 and amendments thereto) or by the Environmental Protection Agency (or any successor agency) as hazardous substances (40 C.F.R. 302 and amendments thereto); and (v) any additional substances or materials which at such time are classified or considered to be hazardous or toxic under any Environmental Law.

          (g) The Company has no knowledge of any facts or circumstances which could adversely affect or render significantly more costly in the future the Company's compliance with existing Environmental Laws.

Section 3.14 Certain Actions. Neither the Company, nor to the knowledge of the Company, any of its directors, officers, stockholders or other affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a tax-free reorganization under Section 368(a)(1) of the Code.

Section 3.15 Brokers' Fee. There is no investment banker, broker, finder or other intermediary which has been retained by or on behalf of the Company which is entitled to any fees, commissions or other remuneration in connection with the Merger or the transactions contemplated thereby based upon arrangements made by or on behalf of the Company.

Section 3.16 Dividends. The Company has no liability or indebtedness for dividends or other distributions declared, set aside or accumulated but unpaid with respect to any of its outstanding capital stock. The Company has not declared, set aside or paid and pursuant to Section 5.1 hereof, will not declare, set aside or pay dividends or other distributions to the stockholders of the Company, except as provided in Section 5.18 hereof.

Section 3.17 Stockholder Vote Required. The only vote of the holders of any class or series of capital stock or other securities of the Company necessary to approve and authorize the Merger is the affirmative vote by the holders of a majority of the outstanding shares of the Company Common Stock to adopt this Agreement and the transactions contemplated hereby.

Section 3.18  Earnest Money.  No portion of the "Earnest Money" referred to in
Section 8.2(b) hereof has been or shall be distributed to the stockholders of the Company or used, directly or indirectly, to pay any expenses of the Company arising solely or directly from the Merger or the other transactions contemplated by this Agreement.

Section 3.19 Complete Disclosure. No representation or warranty contained in this Agreement, and no document or other paper furnished by or on behalf of the Company to Purchaser pursuant to this Agreement or in connection with the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements made, in light of the circumstances in which they were made, not false or misleading and reasonably likely to have a Material Adverse Effect on the Company or to materially adversely affect the ability of the Company to perform its obligations under this Agreement.

                                   ARTICLE IV

           REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB

Purchaser and Merger Sub hereby represent and warrant to and for the benefit of the Company as follows:

Section 4.1 Organization of Purchaser. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction where the nature of the business conducted by it or the character of the properties it owns, leases or operates makes such qualification or licensing necessary, except where any such failure to be so qualified or in good standing in such jurisdiction would not be reasonably likely to have a Material Adverse Effect.

Section 4.2 Organization of Merger Sub. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction where the nature of the business conducted by it or the character of the properties it owns, leases or operates makes such qualification or licensing necessary, except where any such failure to be so qualified or in good standing in such jurisdiction would not be reasonably likely to have a Material Adverse Effect.

Section 4.3 Organization of Merger Parent. CEC Holding Company ("Merger Parent"), a wholly-owned subsidiary of Purchaser and the sole stockholder of Merger Sub, is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is duly qualified or licensed to do business and in good standing as a foreign corporation in each jurisdiction where the nature of the business conducted by it or the character of the properties it owns, leases or operates makes such qualification or licensing necessary, except where any such failure to be so qualified or in good standing in such jurisdiction would not be reasonably likely to have a Material Adverse Effect.

Section 4.4 Capitalization. As of June 30, 1996, the authorized capital stock of Purchaser consisted of (i) 40,000,000 shares of Common Stock, par value $.01 per share, of which 27,305,825 shares were issued and outstanding, shares were reserved for issuance upon the exercise of stock options, and shares were reserved for issuance upon the exercise of warrants; and
(ii) 5,000,000 shares of Preferred Stock, par value $.01 per share, none of which were issued and outstanding. Other than as set forth in Schedule 4.4 hereto, there has been no material change in Purchaser's capitalization from the description thereof in Purchaser's SEC Reports (as defined in Section 4.10 hereof).

Section 4.5 Investment Intention. Purchaser acquired the shares of Merger Parent, and Merger Parent acquired the shares of Merger Sub, for investment purposes without a view to the resale or distribution of such shares.

Section 4.6 Status of Shares to be Issued. The shares of Purchaser Common Stock to be issued pursuant to the Merger or upon exercise of the Substitute Purchaser Options, when issued by Purchaser pursuant to the terms of this Agreement or the terms of the Substitute Purchaser Options, will be duly authorized, validly issued, fully paid and nonassessable, will have been issued in compliance with all applicable federal and state securities laws, and will not be subject to any preemptive or similar rights. Persons receiving shares of Purchaser Common Stock pursuant to the Merger or upon exercise of the Substitute Purchaser Options shall acquire good and valid title thereto, free and clear of any and all restrictions on transfer (other than restrictions under the Securities Act or applicable state securities laws or as otherwise set forth herein) and liens, and there are no outstanding options, warrants, preemptive or other rights to purchase any such shares.

Section 4.7 Power and Authority. Purchaser, Merger Parent and Merger Sub each has all requisite right, capacity, power and authority, corporate or otherwise, to conduct its business as and where presently conducted, to own, lease and operate its assets and properties, and, in the case of Purchaser and Merger Sub, to execute, deliver and perform its obligations under this Agreement and the other agreements contemplated hereby. The execution and delivery by Purchaser and Merger Sub of this Agreement and the other agreements contemplated hereby and the performance by Purchaser and Merger Sub of their obligations hereunder and thereunder have been duly authorized by all requisite action, corporate or otherwise, of Purchaser and Merger Sub.

Section 4.8 Enforceability. This Agreement has been duly and validly executed and delivered on behalf of Purchaser and Merger Sub and constitutes a legal, valid and binding obligation of Purchaser and Merger Sub, enforceable against Purchaser and Merger Sub in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, receivership, moratorium and other similar laws relating to the enforcement of creditors' rights and remedies generally and by general principles of equity, whether applied in a proceeding, in equity or at law.

Section 4.9 No Conflicts. The execution and delivery by Purchaser and Merger Sub of this Agreement and the consummation by Purchaser and Merger Sub of the transactions contemplated hereby do not and will not, directly or indirectly violate, conflict with, or constitute a breach of or a default (or an event that, after the giving of notice or the lapse of time or both, would constitute a default) under any provision of (a) the certificate of incorporation or bylaws of Purchaser, Merger Parent or Merger Sub, (b) any resolutions adopted by the board of directors (or any committee thereof) or stockholders of Purchaser, Merger Parent or Merger Sub, or (c) any agreement between Purchaser, Merger Parent or Merger Sub and its stockholders.

Section 4.10 Consents. No Consent of any domestic Governmental Authority or any other Person is necessary for Purchaser and Merger Sub to execute and deliver this Agreement and to perform their obligations hereunder, other than
(i) as may be required to comply with the Securities Act, the Exchange Act and state securities laws, and (ii) the filing of the Articles of Merger, and (iii) the opinion contemplated by Section 6.3(n) hereof.

Section 4.11 Securities Filings; Financial Statements. Purchaser has timely filed with the Securities and Exchange Commission ("SEC"), and has delivered to Company true and correct copies of, all forms, reports and other documents required pursuant to the Securities Act and the Exchange Act to be filed by it since January 1, 1994 (collectively, the "SEC Reports"), all of which have complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder. As of their respective dates, none of the SEC Reports (including, without limitation, any financial statements or schedules included or incorporated by reference therein) contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading in any material respect, except to the extent any such statement or omission was superseded by a later-dated SEC Report. In all material respects, the audited consolidated financial statements and unaudited consolidated interim financial statements of Purchaser contained in the SEC Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as disclosed in such financial statements), and fairly present the consolidated financial condition of Purchaser as of the dates thereof and the consolidated results of Purchaser's operations and changes in financial position for the periods then ended (subject, in the case of any unaudited interim financial statements, to the omission of certain notes not ordinarily accompanying such unaudited financial adjustments and to normal year-end adjustments).

Section 4.12 Absence of Undisclosed Liabilities. Purchaser does not have any Liability that is, individually or in aggregate, reasonably likely to have a Material Adverse Effect on Purchaser, that is not fully reflected or reserved against in Purchaser's financial statements included in the SEC Reports, except for those that (i) are not required to be included in Purchaser's financial statements under generally accepted accounting procedures, (ii) have been incurred after June 30, 1996 in the ordinary course of business and are usual and normal in amount, both individually and in the aggregate, and (iii) have been incurred in connection with this Agreement. Purchaser has no knowledge of any circumstance, condition, event or arrangement that may hereafter give rise to any new Liabilities that are, either individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Purchaser.

Section 4.13 Litigation. Except as described in the SEC Reports, to the best knowledge of Purchaser, there are no Proceedings pending or threatened by or before any court, arbitrator or Governmental Authority against or affecting Purchaser or its business, properties, assets, condition (financial or otherwise), results of operations or prospects (i) in which it is or will be sought to restrain or prohibit, or to obtain damages or other relief in connection with, or which questions the legality or validity of, this Agreement or the transactions contemplated hereby, (ii) which if determined adversely to Purchaser would be reasonably expected to have a Material Adverse Effect on Purchaser, or (iii) involve the issue of criminal liability.

Section 4.14 Absence of Adverse Changes. Except as set forth in its SEC Reports, since June 30, 1996, the business of Purchaser has been conducted only in its ordinary course, consistent with past practices, and there has not been
(i) any material adverse change in the assets, business, affairs, operations, condition (financial or otherwise) or prospects of Purchaser, or (ii) any event, change or development or combination thereof (or any worsening of any condition currently existing) relating to or affecting Purchaser that individually or in the aggregate, has materially and adversely affected, or insofar as can be reasonably foreseen will materially and adversely affect, the assets, business, affairs, condition (financial or otherwise), results of operations or prospects of Purchaser, other than changes which have resulted from developments affecting the oil and gas industry or political developments in Venezuela and Russia generally.

Section 4.15 Brokers' Fee. There is no investment banker, broker, finder or other intermediary which is entitled to any fees, commissions or other remuneration in connection with the Merger or the transactions contemplated thereby based upon arrangements made by or on behalf of Purchaser, Merger Parent or Merger Sub.

                                   ARTICLE V

                            COVENANTS OF THE PARTIES

Section 5.1 Conduct of Business of the Company. Except as set forth in the Disclosure Schedule, from the date of this Agreement until the Effective Time, the Company shall (i) conduct its business only in the ordinary course consistent with past practices, using its best efforts to preserve intact its business organization and good will and the relationships with its suppliers, customers, lenders, licensors, licensees and others having business relationships with it keeping available the services of its officers and key employees, and (ii) report, advise and consult periodically (but not less than weekly) with Purchaser on the state of the Company's business, affairs, assets, properties, condition (financial or otherwise) and/or results of operations and prospects. Unless Purchaser shall otherwise agree in writing or as otherwise contemplated by this Agreement or set forth in the Disclosure Schedule, and without limiting the generality of the foregoing, the Company shall not from the date hereof to the Effective Time:

          (a) make, suffer or incur any change in the conduct of its business or operations or enter into or carry out any transactions other than in the ordinary course of business consistent with past practice that could be reasonably expected to have a Material Adverse Effect on the Company;

          (b) make, adopt or authorize any change in its Articles of Incorporation or Bylaws;

          (c) (i) issue or sell any additional shares of capital stock or other securities, or obligations convertible into or exchangeable or exercisable for any such shares, except pursuant to the exercise of outstanding options, (ii) grant any option, warrant or right to acquire shares of capital stock, (iii) alter the terms of any of its outstanding securities,
     (iv) adjust, split, combine or reclassify its shares of capital stock, or
     (v) make, declare, set aside or pay any dividends or distributions or redeem, purchase, retire or otherwise acquire any of its shares of capital stock or any securities or obligations convertible into or exchangeable for any such shares of capital stock;

          (d) incur, create, assume, guarantee the indebtedness of any third party, or otherwise become liable for any indebtedness for borrowed money, other than with respect to trade payables incurred in the ordinary course of business in customary amounts and the reasonable transaction costs and expenses of the Merger;

          (e) sell, transfer, pledge, assign, encumber or otherwise dispose of, or subject to any lien, any of its property or assets, other than sales of oil and gas in the ordinary course of business, except for the Trust Interest contemplated by Section 5.18 hereof;

          (f) merge, consolidate combine or enter into a share exchange with any other Person or, except in the ordinary course of business, acquire any equity interest or any significant amount of assets of any Person;

          (g) purchase, lease or otherwise acquire any fixed assets or oil and gas rights, interests or properties other than refiling on the two (2) Philippine properties in which the Company previously owned an interest;

          (h) create any Subsidiaries;

          (i) enter into or modify any employment, severance, termination or similar agreement or arrangement with regard to any bonus, salary, severance or termination pay to any officer, director, consultant or employee or otherwise increase the compensation payable to any such person;

          (j) change any method or principle of accounting in a manner inconsistent with past practice;

          (k) initiate, prosecute, settle or compromise any proceedings, claims, or other rights or actions, whether now pending or hereafter brought;

          (l) amend, modify, terminate, waive or compromise any right under, any contract or other obligation or arrangement to which it is a party or by which it or any of its assets or properties are bound, other than in the ordinary course of business;

          (m) enter into any contract, lease, mortgage, bond, indenture or other agreement, understanding, arrangement or transaction not in the ordinary course of business;

          (n) distribute, directly or indirectly, any portion of the "Earnest Money" referred to in Section 8.2(b) hereof to any stockholders of the Company or use any part of the Earnest Money to pay any expenses attributable to the Merger; or

          (o) agree or commit to any of the foregoing.

     Section 5.2 Access. From the date of this Agreement until the Effective Time (or the earlier termination of this Agreement), the Company shall provide to Purchaser and its directors, officers, employees, counsel, accountants, financial advisors and other authorized representatives full access to the Company's offices, properties (including, without limitation, the Company's best efforts to provide access to all of its field locations), books, records, contracts, tax records, documents, officers, employees and agents and shall furnish promptly to Purchaser all information concerning the Company's properties, business, affairs and personnel as may be reasonably requested. The Company shall cause its officers, employees, consultants, accountants, attorneys, financial advisors and other authorized representatives to cooperate fully with any investigation pursuant to this Section 5.2. The Company has obtained, and will use its best efforts to maintain, the approval of the China National Offshore Oil Company ("CNOOC") to obtain and share with Purchaser data in connection with WAB-21. No investigation by Purchaser pursuant to this
Section 5.2 shall diminish or be deemed to modify any representation or warranty herein made by the Company. Purchaser shall not, and shall cause its respective representatives not to, use any information obtained pursuant to this Section
5.2 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Pending consummation of the transactions contemplated hereby, each party conducting any investigation under the Agreement or otherwise shall keep confidential and use its best efforts to cause its representatives to keep confidential all information and documents obtained from the other party, except for disclosure of such information to such party's advisors and representatives. If for any reason the transactions contemplated by this Agreement are not consummated, each of the parties hereto shall keep confidential any information obtained from any other party (except information publicly available or in such party's possession prior to July 15, 1996, the date of the Confidentiality Agreement between Purchaser and the Company ("Confidentiality Agreement"), and except as required by court order) and shall promptly return to the other parties all non-public documents, instruments, work papers or other information without retaining copies thereof, previously furnished by it as a result of this Agreement or in connection herewith, and shall destroy all notes, memoranda and other documents in the possession of it or any of its representatives containing or reflecting any non-public information obtained from the other party.

     Section 5.3  Registration Statement; Proxy Statement-Prospectus.

          (a) As promptly as practicable after the execution of this Agreement, the parties hereto shall prepare a Proxy Statement-Prospectus in compliance with all applicable requirements under federal and state securities laws, and Purchaser shall file at its sole cost and expense with the SEC the Registration Statement in compliance with the requirements of the Securities Act and the rules and regulations thereunder. The parties shall cooperate with each other in providing any information that Purchaser may reasonably request to aid in the preparation of the Proxy Statement-Prospectus and the Registration Statement. The parties will use all reasonable efforts to respond to the comments of the SEC on the Proxy Statement-Prospectus and the Registration Statement, and shall make any further filings (including amendments and supplements) in connection therewith that may be necessary, proper or advisable. Purchaser and the Company will each provide the other with whatever information and assistance in connection with the foregoing filings that may reasonably be requested. The parties hereto shall use all reasonable efforts to have the Registration Statement declared effective by the SEC as promptly as practicable and to maintain the effectiveness of the Registration Statement through the Effective Time.

          (b) The Company agrees to promptly, fully and accurately furnish Purchaser with all financial information and all other information regarding its assets, properties, business, affairs, operations, condition (financial or otherwise), prospects and corporate organization as shall be required by the rules and regulations under the Securities Act or by the SEC for inclusion in the Registration Statement and shall otherwise use its best efforts to assist Purchaser in the preparation and filing of the Registration Statement.

          (c) Each of the parties hereto agree that none of the information supplied by it for inclusion or incorporation by reference in the Registration Statement shall, at the time of the Registration Statement and each amendment and supplement thereto, if any, becomes effective under the Securities Act, at the date of mailing to the Company's stockholders and at the time of the meeting of the Company's stockholders or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. If at any time prior to the Effective Time any event or circumstance relating to the parties or any of their respective affiliates or officers or directors should be discovered which shall be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement-Prospectus, the party learning of such discovery shall promptly inform the other party.

          (d) Purchaser shall use its best efforts to cause all shares of Purchaser Common Stock to be issued pursuant to the Merger to be approved for listing on the Nasdaq National Market upon official notice of issuance. Purchaser shall also take such other action (other than qualifying to do business in any jurisdiction in which it is not so qualified) reasonably required to be taken under any applicable state securities laws to permit the issuance of Purchaser Common Stock in the Merger.

          (e) The Company shall mail to its stockholders the Proxy Statement-Prospectus as soon as practicable after the Registration Statement has become effective.

     Section 5.4 Stockholder Approval. The Company shall take all action necessary in accordance with applicable law and its Articles of Incorporation and Bylaws to duly convene a special meeting of its stockholders, to be held as promptly as practicable after the Registration Statement is declared effective by the SEC, to consider and vote upon the adoption and approval of this Agreement and the transactions contemplated hereby. The Board of Directors of the Company shall recommend that its stockholders adopt and approve this Agreement and the transactions contemplated hereby and shall take all lawful action (including the solicitation of proxies in favor of such adoption and approval) to secure the vote or consent of stockholders required to adopt and approve the Agreement and the transactions contemplated hereby.

Section 5.5 Consents. Each of the parties shall use its best efforts promptly after the date hereof to take all action that may be necessary, convenient or desirable to obtain, give and make all Consents necessary for the parties hereto to consummate the transactions contemplated by this Agreement. Each party hereto shall reasonably cooperate with and assist each other party hereto in obtaining, giving and making such Consents; provided, however, that no party shall be obligated hereunder to execute any guarantee, assumption of liability or other document or instrument requiring it to assume obligations not contemplated by this Agreement.

Section 5.6 No Shopping. From the date hereof until the Effective Time, the Company shall not, and shall use its best efforts to cause its officers, directors, employees and agents to not, directly or indirectly, take any action to make, solicit, initiate or encourage any inquiries, proposals or offers to provide information to, enter into any agreement with, participate in any discussions or negotiations with, or provide any information to, any Person regarding any merger, reorganization, recapitalization, acquisition, consolidation, combination, share exchange, sale of all or any significant portion of assets or of any equity securities or sale of any oil and gas interests or other properties or assets or rights or interests of the Company or any similar transaction, other than as set forth on the Disclosure Schedule. The Company shall immediately notify Purchaser of any such inquiry or proposal it receives and of the terms thereof and shall immediately deliver to Purchaser any information furnished by any such third party.

Section 5.7 Tax Treatment. Each of the parties hereto agrees not to, and to use its best efforts to cause its officers, directors, employees and agents not to, and Purchaser shall use its best efforts to cause Merger Parent and Merger Sub not to, take any actions subsequent to the date of this Agreement that would adversely affect the ability of the Merger to be characterized for federal income tax purposes as a tax-free reorganization under Section 368(a)(1) of the Code, and each of the parties hereto agrees to take such action, and to use its best efforts to cause its directors, officers, employees and agents to take such action, and Purchaser agrees to use its best efforts to cause Merger Parent and Merger Sub to take such action, as may be reasonably required, if such action may be reasonably taken, to reverse the impact of any past actions which would adversely impact the ability of the Company to be characterized as a tax-free reorganization under Section 368(a)(1) of the Code for federal income tax purposes. Merger Parent will acquire the shares of the Surviving Corporation for investment purposes without a view to the resale or distribution thereof.

Section 5.8 Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall use its best efforts to take, or cause to be taken, as promptly as practicable, all such actions and to do, and to cause to be done, all other things necessary, convenient or desirable in order to carry out the obligations under this Agreement and under all other agreements contemplated hereby and to consummate and make effective the transactions contemplated hereby and thereby.

Section 5.9 Public Announcements. The Company and Purchaser shall each consult with the other before issuing any press releases or otherwise making any public statements or disclosures with respect to the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement or disclosure without the prior consent of the other, which consent shall not be unreasonably withheld or delayed, provided that either may make any disclosure it believes in good faith, based upon the opinion of its counsel, is required by applicable law or the rules or policies of the Nasdaq Stock Market after informing the other of such disclosure.

Section 5.10 Notification of Certain Matters. From the date hereof until the Effective Time, Purchaser and the Company shall each give prompt written notice to the other of:

          (a) The occurrence, or failure to occur, of any event or change in circumstances where such occurrence or failure to occur would be reasonably likely to cause any representation or warranty set forth in this Agreement to be untrue or inaccurate in any material respect or that is reasonably likely to result in any Material Adverse Effect on it at any time from the date hereof to the Effective Time;

          (b) Any material failure of such party to perform, comply with or satisfy any covenant, condition or agreement to be performed, complied with or satisfied by it hereunder;

          (c) Any Proceeding commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting it which is reasonably likely to have a Material Adverse Effect on it or to materially and adversely affect its ability to consummate the transactions contemplated hereby;

          (d) Any fact or event that would make it necessary to amend the Registration Statement or the Proxy Statement-Prospectus to render the statements therein not misleading or to comply with applicable law; and

          (e) Any notice or other communication from (i) any Governmental Authority in connection with the transactions contemplated hereby or (ii) any Person alleging that the Consent of such Person (or of any other Person) is or may be required in connection with the transactions contemplated by this Agreement.

Section 5.11 Expenses. Subject to prior written approval by Purchaser, before the encumbrance of any expenses which in the aggregate exceed $50,000, Purchaser shall pay all reasonable out-of-pocket outside legal fees and expenses (excluding the fees and expenses of Price Waterhouse in rendering the "comfort" letter referred to in Section 5.15(b) hereof, as well as the audit fees of Price Waterhouse and the associated accounting fees of Quinn & Associates P.C. relating to such audit, which shall be paid directly by Purchaser) which are solely and directly related to the Merger, which are not the expenses of any stockholders of the Company, and which are actually and reasonably incurred by the Company (in the determination and upon the approval of Purchaser) promptly after receiving invoices therefor, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; however, (i) whether or not the Merger is consummated, the Company shall pay, and shall defend, reimburse, indemnify and hold harmless Purchaser from any brokers', bankers' or finders' fees or commissions or similar payments due to any arrangement made by or on behalf of the Company, and (ii) in the event the Merger is not consummated for any reason, Purchaser shall not be obligated to pay any of the aforementioned fees and expenses of the Company unless Purchaser has received valid invoices, within ten (10) days of the date of termination, for services performed prior to the termination.

Section 5.12 Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated hereby, each of the parties hereto and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable under the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

Section 5.13 Affiliates' Letters. As soon as practicable, the Company shall identify to Purchaser all persons who are likely to be, at the time of the Company's stockholder meeting, "affiliates" of the Company as that term is used in Rule 145 under the Securities Act ("Affiliates"). The Company shall use its best efforts to cause each such person who is so identified as an Affiliate to execute and deliver to Purchaser at or prior to the Effective Time the written undertakings set forth in an "affiliates' letter" and tax representation certificates of a kind customary in a merger intended to qualify as a tax-free reorganization.

Section 5.14 Company Financial Statements. The Company will prepare, and will use its best efforts to cause Price Waterhouse and associated accounting firms to take appropriate action with respect to, all financial statements of the Company as are required to be included in or are necessary for inclusion in the Proxy Statement-Prospectus and the Registration Statement, all at the expense of Purchaser.

Section 5.15  Comfort Letters.

(a) Purchaser shall use its best efforts to cause to be delivered to the Company a letter of Deloitte & Touche LLP dated within five (5) business days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Registration Statement and Proxy Statement-Prospectus.

(b) The Company shall use its best efforts to cause to be delivered to Purchaser a letter of Price Waterhouse dated within five (5) business days before the date on which the Registration Statement shall become effective and addressed to Purchaser, in form and substance reasonably satisfactory to Purchaser and customary in scope and substance for "comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Registration Statement and Proxy Statement-Prospectus, all at Purchaser's expense and without inclusion in the $50,000 limitation set forth in Section 5.11 hereof.

Section 5.16 Employment Agreement. Purchaser shall, and the Company shall use its best efforts to cause Randall C. Thompson to, enter into a mutually acceptable employment agreement ("Employment Agreement") providing for the employment of Mr. Thompson as the President of the Surviving Corporation for a period of two (2) years from the Effective Time, which period shall be renewable by mutual consent, for an annual salary of $150,000 and for benefits comparable to the benefits currently received by other employees of Purchaser, including participation in Purchaser's profit-sharing plan.

Section 5.17 Surviving Corporation Capital. After the Effective Time, Purchaser shall use its reasonable efforts, in light of the circumstances of Purchaser, the Surviving Corporation, the oil and gas industry, the economy and the international climate then existing, to provide capital to the Surviving Corporation in an amount intended to permit the Surviving Corporation to remain viable.

Section 5.18 Shareholder Trust in WAB-21. Prior to the Effective Time, the Company shall distribute and transfer a four percent (4%) of an eight eighths
( 8/8ths) economic interest in WAB-21 proportionately reduced to reflect the participation of The People's Republic of China ("Shareholder Trust in WAB-21") to a stockholder trust, or other like entity, for the benefit of the stockholders of the Company on a basis proportionate to their stockholdings in the Company. Purchaser and the Company hereby agree that the value of the Shareholder Trust in WAB-21 interest is $200,000, and each covenants and agrees that it will not take any position on any income tax return, before any Governmental Authority or in any judicial proceeding, or make any public statement or statement to its stockholders or option holders that is in any way inconsistent with such valuation.

Section 5.19 Lock-up. Each officer, director and other Affiliate of the Company ("Company Insider") who receives Purchaser Common Stock pursuant to the Merger in exchange for shares of Company Common Stock beneficially owned by him or issuable upon the exercise of Substitute Purchaser Options ("Merger Shares") shall be subject to a "lock-up" arrangement with respect to such Merger Shares and, as a condition to receiving the Merger Shares, shall agree in a "lock-up letter" not to offer or sell any Merger Shares until twelve (12) months after the Effective Time, except as follows: (i) each Company Insider other than Mr. Thompson may offer and sell up to ten percent (10%) of the Merger Shares at any time and up to an additional twenty-two and one-half percent (22.5%) of the Merger Shares in each three-month period after the Effective Time (on a non-cumulative basis); and (ii) Mr. Thompson may offer and sell up to ten percent (10%) of the Merger Shares at any time, may offer and sell up to (but not more than) an additional twenty-two and one-half percent (22.5%) of the Merger Shares in each three-month period commencing one year from the Effective Time (on a non-cumulative basis), and may offer and sell additional Merger Shares during the two-year period commencing at the Effective Time only in order to offset or avoid adverse tax consequences in the reasonable discretion of Purchaser. In the event that Mr. Thompson is terminated as an employee without cause the lock-up will no longer apply to Mr. Thompson and his shares may be sold with prior notification to Purchaser and in compliance with applicable securities laws.

Section 5.20 Undertakings in Connection with Tax Opinion. The Company shall, and shall use its best efforts to cause its officers, directors and other Affiliates to, as promptly as practicable following Purchaser's request therefor, supply Purchaser and its counsel with representations, warranties and other appropriate undertakings in connection with rendering the tax opinions referred to in Section 6.2(e) and 6.3(f) hereof.

Section 5.21 Update of the Company's Representations, Warranties and Disclosure Schedule. The Company shall promptly disclose to Purchaser in writing (i) any information set forth in any representation or warranty of the Company or in the Disclosure Schedule that is no longer accurate in any material respect, and (ii) any information of the nature of that set forth in Article III hereof or the Disclosure Schedule that arises between the date hereof and the Closing that would have been required to be included in the Disclosure Schedule or would have made any representation or warranty in Article III hereof incorrect in any material respect, if such information had existed and been known or available on the date hereof, provided that any such information shall be deemed to be "material" for purposes of this Section 5.21 if, as a result of the inaccuracy or the new or changed information the Company could suffer a Material Adverse Effect, whether or not the inaccuracy or the new or changed information is itself material. At the Closing, the Company shall deliver to Purchaser an updated current and accurate Disclosure Schedule.

Section 5.22 Company Employee Benefit Plans. The Company shall either, at Purchaser's sole discretion, (a) terminate all of its employee benefit plans at the Effective Time in such a manner that neither Purchaser nor the Surviving Corporation shall have any obligations (including to make payments) under or to any employee benefit plans after the Effective Time, or (b) merge, after the Effective Time, its employee benefit plans with and into the employee benefit plans maintained by Purchaser.

                                   ARTICLE VI

                                   CONDITIONS

Section 6.1 Conditions to the Obligations of Each Party. The respective obligations of the parties hereto to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction (or waiver in the sole discretion of such parties) on or prior to the Effective Time of the following conditions:

          (a) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the requisite vote of the stockholders of the Company, including any required class or series vote, in accordance with the provisions of Colorado Law and other applicable laws and the Articles of Incorporation and Bylaws of the Company.

          (b) Prohibition of Transactions. Other than with respect to Viet Nam, no federal, state, local or foreign law, statute, rule, regulation or action shall have been enacted, issued, promulgated, enforced or entered, and no judgment, decree, injunction or other order (whether temporary, preliminary or permanent) shall have been issued and remain in effect, and no Proceeding by or before any Governmental Authority shall be pending that would, if adversely decided against any party hereto, prohibit, restrict or unreasonably delay the consummation of the transactions contemplated by this Agreement.

          (c) Consents. All Consents required to be obtained, given and made prior to the Effective Time in connection with the Merger and the other transactions contemplated hereby shall have been duly obtained, given and made.

          (d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop orders or similar restraining orders suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) Blue Sky Approvals. Purchaser shall have received all state securities permits and other authorizations and approvals necessary to consummate the Merger and the other transactions contemplated hereby, and no order restraining the ability of Purchaser to issue shares of Purchaser Common Stock pursuant to the Merger shall have been issued and no proceedings for that purpose shall have been initiated or threatened by any state securities commissioner.

          (f) Nasdaq Listing. The shares of Purchaser Common Stock to be issued by Purchaser pursuant to the Merger shall have been approved for listing on Nasdaq National Market, subject to official notice of issuance.

          (g) Shareholder Trust in WAB-21. The Company shall have distributed and transferred the WAB-21 interest as provided in Section 5.18 hereof.

          (h) Dissenter's Rights. The holders of not more than 2%, or such lower percentage that, either alone or in combination with other factors, would prevent the Merger from being characterized as a tax-free reorganization within the meaning of Section 368(a) of the Code, of the outstanding shares of Company Common Stock shall have dissented from the Merger and demanded payment for such shares pursuant to Colorado Law.

Section 6.2 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction (or waiver in the sole discretion of the Company) on or prior to the Effective Time of the following conditions:

          (a) Accuracy of Representations and Warranties. The representations and warranties of each of Purchaser and Merger Sub set forth in Article IV hereof shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of the specified date).

          (b) Performance of Covenants. Purchaser and Merger Sub shall have performed and satisfied all agreements, obligations, covenants and conditions required to be performed and satisfied by them under this Agreement at or prior to the Effective Time.

          (c) No Proceedings. No Proceeding shall be pending or overtly threatened by, before or involving any court, arbitrator or Governmental Authority in which is sought the restraint, prohibition or the obtaining of damages or other relief in connection with, or which challenges the validity or legality of, this Agreement or the consummation of the transactions contemplated hereby, or which, if decided adversely to Purchaser or Merger Sub, would be reasonably likely to have a Material Adverse Effect on Purchaser.

          (d) Deliveries at Closing. Purchaser and Merger Sub shall have delivered to the Company at the Closing each of the agreements, certificates, instruments, documents and writings required by Section 7.3 or otherwise hereunder.

          (e) Tax Opinion. The Company shall have received the opinion of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A., counsel to Purchaser, to the effect that for federal income tax purposes the Merger will constitute a tax-free reorganization under Section 368(a)(1) of the Code. In preparing such opinion, counsel may rely on reasonable representations related thereto made by the parties hereto and their officers, directors, stockholders and affiliates.

          (f) Legal Opinion. The Company shall have received a legal opinion, dated as of the Closing Date, of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A., counsel to Purchaser, Merger Parent and Merger Sub, concerning the legal matters set forth in Section 4.1 through 4.10 of this Agreement and such other legal matters relating to the Merger as are customarily obtained in transactions of a type similar to the Merger as the Company may reasonably request.

          (g) Officer's Certificate. The Company shall have received a certificate dated as of the Closing Date signed by an executive officer of each of Purchaser and Merger Sub to the effect that the conditions set forth in this Article VI have been satisfied.

          (h) Employment Agreement. Purchaser shall have entered into the Employment Agreement with Mr. Thompson as provided in Section 5.16 hereof.

Section 6.3 Conditions to the Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction (or waiver in the sole discretion of Purchaser and Merger Sub) on or prior to the Effective Time of the following conditions:

          (a) Accuracy of Representations and Warranties. The representations and warranties of the Company set forth in Article III hereof shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties made as of a specified date, which shall be true and correct as of the specified date).

          (b) Performance of Covenants. The Company shall have performed or satisfied all agreements, obligations, covenants and conditions required to be performed or satisfied by it under this Agreement at or prior to the Effective Time.

          (c) No Proceeding. No Proceeding shall be pending or overtly threatened by, before or involving any court, arbitrator or Governmental Authority in which is sought the restraint, prohibition or the obtaining of damages or other relief in connection with, or which challenges the validity or legality of, this Agreement or the consummation of the transactions contemplated hereby, or which, if decided adversely to the Company, would be reasonably likely to have a Material Adverse Effect on the Company.

          (d) Deliveries at Closing. The Company shall have delivered to Purchaser at the Closing each of the agreements, certificates, instruments, documents and writings required by Section 7.2 or otherwise hereunder.

          (e) No Changes. After the date hereof until the Effective Time there shall not have occurred (unless otherwise set forth on the Disclosure Schedule):

             (i) any material change, or any development involving a prospective material change, in either the properties, business, affairs, condition (financial or otherwise), operations or prospects of the Company, or in the financial or market conditions or circumstances in the United States or China, in either case which in Purchaser's reasonable judgment is a Material Adverse Effect and makes it impracticable or inadvisable to proceed with the Merger or the other transactions contemplated hereby; or

             (ii) any imposition of a new legal or regulatory restriction not in effect as of the date hereof, or any change in the interpretation of existing legal or regulatory restrictions, which has a Material Adverse Effect on the Company or the transactions contemplated by this Agreement; or

             (iii) any event specified in Section 5.1 hereof which results in a Material Adverse Effect.

          (f) Tax Opinion. Purchaser shall have received the opinion of Emens, Kegler, Brown, Hill & Ritter Co., L.P.A., counsel to Purchaser, to the effect that for federal income tax purposes the Merger will constitute a tax-free reorganization under Section 368(a)(1) of the Code.

          (g) Affiliates Letters. The Company shall have received, and forwarded written copies to Purchaser of, the "Affiliates Letters" pursuant to Section 5.13 hereof.

          (h) Lock-Up Letters. The Company shall have received, and forwarded written copies to Purchaser of, the "lock-up letters" pursuant to Section
     5.19 hereof.

          (i) Legal Opinion of Company Counsel. Purchaser shall have received a legal opinion, dated as of the Closing Date, of Allen G. Reeves, counsel to the Company, addressed to Purchaser and Merger Sub, concerning the matters set forth in Sections 3.1 through 3.7, 3.11 and 3.17 of this Agreement, the validity of the Merger under Colorado Law, the status of the Company under certain federal statutes, the inapplicability of any anti-takeover statutes to the Merger, and such other legal matters relating to the Merger as are customarily obtained in transactions of a type similar to the Merger as Purchaser may reasonably request at Purchaser's sole expense.

          (j) Officer's Certificate. Purchaser shall have received a certificate dated as of the Closing Date signed by an executive officer of the Company to the effect that the conditions set forth in Article VI of this Agreement have been satisfied.

          (k) Termination of Agreements. The Company shall have delivered to Purchaser instruments terminating any and all agreements by and between the Company and its stockholders including, without limitation, any stockholder agreements, registration rights agreements and stock option agreements and releasing the Company, the Surviving Corporation and Purchaser from any liability or obligation thereunder whatsoever.

          (l) Employment Agreement. Mr. Thompson shall have entered into the Employment Agreement with Purchaser as contemplated in Section 5.16 hereof.

          (m) Legal Opinion Regarding WAB-21. An opinion shall have been received by the Purchaser prior to October 15, 1996 of counsel from the legal counsel for the Ministry of Foreign Trade and Economic Cooperation in form and substance satisfactory to Purchaser that the Company's Petroleum Contract dated May 8, 1992 entered into between the Company and CNOOC with respect to the WAB-21 is valid, binding and in full force and effect, that the transactions contemplated by this Agreement do not violate the terms of such contract, and that no approvals or consents need to be obtained with respect to the contemplated transactions. If such opinion is not received by October 15, 1996, this condition shall be deemed waived by the Purchaser.

                                  ARTICLE VII

                                    CLOSING

Section 7.1 Date and Place. The consummation of the Merger and the other transactions contemplated hereby (the "Closing") shall be held as soon as practicable (but in any event within five (5) business days) following the date upon which all conditions set forth in Article VI hereof have been satisfied or waived ("Closing Date"), at the offices of the Company, or at such other time, date or place as the Company and Purchaser shall mutually agree.

Section 7.2 Deliveries by the Company. At the Closing, the Company shall deliver to Purchaser, in form reasonably acceptable to Purchaser's counsel:

          (a) True and complete copies of corporate resolutions, certified as of the Closing Date by the Secretary of the Company as having been duly adopted by the Board of Directors and stockholders of the Company as in effect on the Closing Date, authorizing the Company's execution and delivery of this Agreement and consummation of the Merger and the other transactions contemplated hereby.

          (b) The Company's Articles of Incorporation and Bylaws as in effect on the Closing Date, certified by the Secretary of the Company.

          (c) A certificate duly executed by the President of the Company, dated as of the Closing Date, certifying that, (i) the Company has fully performed, satisfied and complied with all agreements, obligations, covenants and conditions required by this Agreement to be performed, satisfied or complied with at or prior to the Closing, and (ii) all of the representations and warranties of the Company set forth in Article III of this Agreement (as modified by the Disclosure Schedule) are true and correct as of the Closing Date.

          (d) Certificates of Good Standing of the Company, dated within five business days of the Closing Date, issued by the Secretary of State of the state in which the Company is incorporated as to the legal existence and good standing of the Company as of such date.

          (e) An opinion of counsel of the Company, dated as of the Closing Date, in the form provided in Section 6.3(i) hereof.

          (f) Counterparts of the Employment Agreement, duly executed by Mr. Thompson.

          (g) Executed copies of the "affiliates letters" in accordance with
     Section 5.13 hereof.

          (h) Executed copies of the "lock-up letters" in accordance with
     Section 5.19 hereof.

          (i) All other items required to be delivered by the Company to Purchaser and Merger Sub hereunder.

          (j) Such other documents, instruments and certificates relating to the transactions contemplated hereby as Purchaser may reasonably request at least three (3) business days prior to the Closing Date.

Section 7.3 Deliveries by Purchaser. At the Closing, Purchaser and Merger Sub shall deliver to the Company, in form reasonably acceptable to the Company's counsel:

          (a) True and complete copies of corporate resolutions, certified as of the Closing Date by the Secretary of Purchaser and Merger Sub as having been duly adopted by the Board of Directors and Stockholders of Purchaser and Merger Sub as in effect on the Closing Date, authorizing Purchaser's and Merger Sub's execution and delivery of this agreement and consummation of the Merger and the other transactions contemplated hereby.

          (b) The Certificate or Articles of Incorporation, as the case may be, and the Bylaws of Purchaser, Merger Parent and Merger Sub, each as in effect on the Closing Date, certified by the Secretary of each of Purchaser, Merger Parent and Merger Sub respectively.

          (c) A certificate duly executed by the President of each of Purchaser and Merger Sub, dated as of the Closing Date, certifying that, (i) Purchaser or Merger Sub, as the case may be, have fully performed, satisfied and complied with all agreements, obligations, covenants and conditions required by this Agreement to be performed, satisfied or complied with at or prior to the Closing, and (ii) all of the representations and warranties of Purchaser or the Merger Sub, as the case may be, set forth in Article IV of this Agreement are true and correct as of the Closing Date.

          (d) Certificates of Good Standing of Purchaser, Merger Parent and Merger Sub, dated within five business days of the Closing Date, issued by the Secretary of State of each state in which Purchaser or its Subsidiaries is incorporated, as to the legal existence and good standing of the party as of such date.

          (e) An opinion of counsel of Purchaser, dated as of the Closing Date, in the form provided in Section 6.2(f) hereof.

          (f) Counterparts of the Employment Agreement, duly executed by Purchaser.

          (g) All other items required to be delivered by Purchaser or Merger Sub to the Company hereunder.

          (h) Such other documents, instruments and certificates relating to the transactions contemplated hereby as the Company may reasonably request at least three (3) business days prior to the Closing Date.

Section 7.4 Effectiveness of Closing. No action to be taken or delivery to be made at the Closing shall be effective until all of the actions to be taken and all of the deliveries to be made at the Closing are complete.

                                  ARTICLE VIII

                                  TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after adoption and approval of this Agreement by the stockholders of the Company:

          (a) By mutual written consent of the Company and Purchaser.

          (b) By either Purchaser or the Company if any court of competent jurisdiction, arbitrator or other Governmental Authority shall have issued, enacted, entered, promulgated or enforced any final and nonappealable order, judgment, decree, injunction, ruling or other action restraining, enjoining or otherwise prohibiting the Merger, or if there shall be any applicable federal, state, local or foreign legal requirement that makes consummation of the Merger illegal, other than with respect to Viet Nam.

          (c) By either Purchaser or the Company, if the required approval of the stockholders of the Company referred to in Section 5.4 hereof shall not have been obtained by reason of the failure to obtain the requisite vote at a duly held meeting of stockholders called for that purpose, or by Purchaser, if the Board of Directors of the Company cancels or adjourns such stockholders meeting before the stockholders of the Company vote on this Agreement and the Merger.

          (d) By Purchaser, if any of the conditions to Purchaser's or Merger Sub's obligations set forth in Article VI hereof shall not have been satisfied or waived or if the Company shall have failed to perform, satisfy or comply with any of its obligations, agreements or covenants to be performed, satisfied or complied with prior to the Closing.

          (e) By the Company, if any of the conditions to the Company's obligations set forth in Article VI hereof shall not have been satisfied or waived or if Purchaser or Merger Sub shall have failed to perform, satisfy or comply with any of its obligations, agreements or covenants to be performed, satisfied or complied with prior to the Closing.

          (f) By Purchaser, if there has been a breach by the Company of any covenant, representation or warranty of the Company set forth in this Agreement.

          (g) By the Company, if there has been any breach by Purchaser or the Merger Sub of any covenant, representation or warranty of the Purchaser and the Merger Sub set forth in this Agreement.

          (h) By Purchaser for any other reason, or for no reason, subject to its obligations set forth in Section 8.2 hereof.

          (i) By either Purchaser or the Company, if, without the fault of the terminating party, the Merger shall not have been consummated on or before December 10, 1996 (or such later date as extended by mutual agreement of Purchaser and the Company).

Section 8.2  Effect of Termination.

(a) Except as set forth in paragraph (b) of this Section 8.2, in the event this Agreement is terminated and the Merger is abandoned pursuant to Section 8.1 hereof, this Agreement shall become null and void and have no effect (except that the agreements set forth in Sections 5.11 and 8.3 hereof shall survive the termination hereof), without any liability on the part of any party hereof or its directors, officers, stockholders or agents.

(b) If Purchaser terminates this Agreement pursuant to subsections (e), (g) or
(h) of Section 8.1 hereof, then the Company shall be entitled to retain the sum of $200,000 "Earnest Money" paid by Purchaser to the Company as earnest money upon execution of the Letter Agreement, dated July 15, 1996, between the Company and Purchaser. If this Agreement is terminated by either the Company or Purchaser pursuant to any of subsections (a), (b), (c), (d) or (f) of Section
8.1 hereof, then the Company shall, immediately upon such termination, return the Earnest Money to Purchaser.

Section 8.3 Confidentiality. Notwithstanding the provisions of Section 8.1 hereof, if for any reason the transactions contemplated by this Agreement are not consummated, each of the parties hereto shall keep confidential any information obtained from any other party hereto (except information publicly available or in such party's domain prior to July 15, 1996, the date of the Confidentiality Agreement, and except as required by court order) and shall promptly return to the other parties all schedules, documents, instruments, work papers or other written information, without retaining copies thereof, previously furnished by it as a result of this Agreement or in connection herewith.

Section 8.4 Extension of Time; Waivers. At any time prior to the Effective Time, Purchaser and the Company may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracy in the representations and warranties set forth herein or in any document delivered pursuant hereto both by the other party, and (c) waive compliance with any of the agreements or conditions set forth herein by the other party. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                   ARTICLE IX

                                 MISCELLANEOUS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements set forth herein shall survive the Effective Time, except for Article I, Sections 2.5, 5.7, 5.11, 5.17,
5.18 and 8.3, this Article IX, and the agreements of the Affiliates in the "affiliates' letters" delivered pursuant to Section 5.13 hereof and of the officers, directors and Affiliates of the Company in the "lock up letters" pursuant to Section 5.19 hereof and the employment agreement referred to in
Section 5.18.

Section 9.2 Amendments. Subject to the applicable provisions of Colorado Law, this Agreement may be amended by the parties hereto, by action taken or authorized by the respective boards of directors, at any time before or after adoption and approval of this Agreement by the stockholders of the Company, but, after any such stockholder approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.3 Notices. All notices, requests, demands and other communications required or permitted to be given hereunder shall be deemed to have been duly given if in writing and delivered personally or by facsimile transmission (upon confirmation of receipt), or on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service or on the third business day after being sent by registered or certified mail, return receipt requested, postage pre-paid, to the parties of the following addresses:

     If to Purchaser:       Benton Oil and Gas Company
                            1145 Eugenia Place, Suite 200
                            Carpinteria, CA 93013
                            Attention: Gregory S. Grabar
                            Telephone: (805) 566-5600
                            Facsimile: (805) 566-5610

     With a copy to:        Jack A. Bjerke, Esq.
                            Emens, Kegler, Brown, Hill & Ritter Co., L.P.A.
                            65 East State Street, Suite 1800
                            Columbus, Ohio 43215
                            Telephone: (614) 462-5400
                            Facsimile: (614) 464-2634

     If to the Company:     Crestone Energy Corporation
                            303 East 17th Avenue, Suite 810
                            Denver, CO 80203
                            Attention: Randall C. Thompson
                            Telephone: (303) 831-1380
                            Facsimile: (303) 831-1381

     With a copy to:        Allen G. Reeves
                            900 Equitable Building
                            730 17th Street
                            Denver, Colorado 80202
                            Telephone: (303) 534-6278
                            Facsimile: (303) 825-9147

Any party may change its designated address by giving written notice thereof to all other parties hereto.

Section 9.4 Specific Performance. The parties hereto acknowledge and agree that the transactions contemplated by this Agreement are unique in that remedies at law for any breach or threatened breach of this Agreement would be an inadequate remedy for any loss, and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Accordingly, in the event of any actual or threatened breach to any of the terms of this Agreement, the non-breaching party shall have the right of specific performance and injunctive relief giving effect to its rights under this Agreement, in addition to any and all other rights or remedies at law or in equity, and all such rights and remedies shall be cumulative.

Section 9.5 Governing Law. This Agreement shall in all respects be governed by and construed and enforced in accordance with the internal substantive laws of the State of Delaware, without giving effect to any principle or rule of conflicts or choice of laws.

Section 9.6 Successors and Assigns. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and any respective successors and permitted assigns; provided, however, that no party shall assign or otherwise transfer this Agreement or any of its rights, interests or obligations hereunder (whether by operation of law or otherwise) without the prior written consent of the other parties hereto.

Section 9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended or shall be construed to provide, create or confer upon any person or entity other than the parties hereto and their successors and permitted assigns any right, benefit or remedies, except as expressly provided herein.

Section 9.8 Mutual Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

Section 9.9 Pronouns, Etc. The number and gender of each pronoun used in this Agreement and the term "person" or "persons" or the like shall be construed to mean both the number and gender of the individual, corporation, partnership, firm, trust, agency or other entity as the context, circumstance or its antecedent may require. The terms "herein," "hereof," "hereto" and the like refer to this Agreement as a whole.

Section 9.10 Headings. The headings used in this Agreement are solely for convenience of reference and shall be given no effect in the construction and interpretation of this Agreement.

Section 9.11 Waiver. Except as otherwise specifically provided herein, the obligations of any party hereto may be waived only with the written consent of the parties giving the waiver. Any waiver by any party or a breach or violation of any provision of this Agreement shall not operate or be construed to be a waiver of any other breach or violation of that provision or of any breach or violation of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any provision of this Agreement on one or more occasions shall not be considered a continuing waiver or deprive that party of the right thereafter to insist upon strict adherence to that provision or any other provision of this Agreement.

Section 9.12 Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any situation, the remaining provisions hereof shall remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party.

Section 9.13 Schedules. The Disclosure Schedule and all other Schedules attached to this Agreement are incorporated into and made a part of this Agreement as if they were fully set forth herein.

Section 9.14 Counterparts. This Agreement may be executed in one or more counterparts (including counterparts executed by less than all of the parties hereto), each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

Section 9.15 Entire Agreement. Except with respect to the Confidentiality Agreement, this Agreement (including the Disclosure Schedule and the other Schedules referred to herein) constitute the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersedes in their entirety all prior and contemporaneous negotiations, communications, agreements and understandings, whether written or oral (including, without limitation, the Letter Agreement dated July 25, 1996 between Purchaser and the Company), among the parties hereto (or any two of them) in connection with the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed and delivered by their duly authorized officers as of the date first above written.

                                        CRESTONE ENERGY CORPORATION

                                        By: /s/  RANDALL C. THOMPSON

                                          --------------------------------------
                                          Randall C. Thompson, Chairman of the
                                            Board and President

                                        BENTON OIL AND GAS COMPANY

                                        By: /s/  A.E. BENTON

                                          --------------------------------------
                                          A.E. Benton, Chairman of the Board and
                                            Chief Executive Officer

                                        CEC ACQUISITION COMPANY

                                        By: /s/  A.E. BENTON

                                          --------------------------------------
                                          A.E. Benton, Chairman of the Board

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

--------------------------------------------------------------------------------

                                   EXHIBIT B

                      COLORADO DISSENTERS' RIGHTS STATUTE

--------------------------------------------------------------------------------

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

7-113-102 Right to Dissent. (1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of his or her shares in the event of any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party if: (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation, or

          (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

          (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

          (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

(2) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of:

          (a) An amendment to the articles of incorporation that materially and adversely affects rights in respect of the shares because it:

             (I) Alters or abolishes a preferential right of the shares; or

             (II) Creates, alters, or abolishes a right in respect of redemption of the shares, including a provision respecting a sinking fund for their redemption or repurchase; or

          (b) An amendment to the articles of incorporation that affects rights in respect of the shares because it:

             (I) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

             (II) Reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

(3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

(4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

7-113-103 Dissent by Nominees and Beneficial Owners. (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

          (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

(3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

                                     PART 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

7-113-201 Notice of Dissenters' Rights. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1) to shareholders not entitled to vote shall not affect any action taken at the shareholders' meeting for which the notice was to have been given.

(2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection (2) to shareholders not entitled to vote shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given.

7-113-202 Notice of Intent to Demand Payment. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights shall:

          (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment of the shareholder's shares if the proposed corporate action is effectuated; and

          (b) Not vote the shares in favor of the proposed corporate action.

(2) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders' pursuant to section 7-107-104, a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

(3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

7-113-203 Dissenter's Notice. (1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

(2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporate action creating dissenters' rights under section 7-113-102 and shall:

          (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

          (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

          (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

          (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

          (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

          (g) Be accompanied by a copy of this article.

7-113-204 Procedure to Demand Payment. (1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

          (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

          (b) Deposit the shareholder's certificates for certificated shares.

(2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

(3) Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

(4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

7-113-205 Uncertificated Shares. (1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

(2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

7-113-206 Payment. (1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation" current record of shareholders for the record shareholder holding the dissenter "shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

(2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

          (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

          (b) A statement of the corporation's estimate of the fair value of the shares;

          (c) An explanation of how the interest was calculated;

          (d) A statement of the dissenter's right to demand payment under section 7-113-209; and

          (e) A copy of this article.

7-113-207 Failure to Take Action. (1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

7-113-108 Special Provisions Relating to Shares Acquired After Announcement of Proposed Corporate Action. (1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, state the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

(2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

7-113-209 Procedure if Dissenter is Dissatisfied with Payment or Offer. (1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

          (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

          (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

          (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

(2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection
(1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

                                     PART 3

                          JUDICIAL APPRAISAL OF SHARES

7-113-301 Court Action. (1) If a demand for payment under section 7-113-209 remains unresolved, the corporation may, within sixty days after receiving the payment demand, commence a proceeding and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay to each dissenter whose demand remains unresolved the amount demanded.

(2) The corporation shall commence the proceeding described in subsection (1) of this section in the district court of the county in this state where the corporation's principal office is located or, if it has no principal office in this state, in the district court of the county in which its registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged into, or whose shares were acquired by, the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unresolved parties to the proceeding commenced under subsection (2) of this section as in an action against their shares, and all parties shall be served with a copy of the petition. Service on each dissenter shall be by registered or certified mail, to the address stated in such dissenter's payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, or as provided by law.

(4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to such order. The parties to the proceeding are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding commenced under subsection (2) of this section is entitled to judgment for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or the fair value, plus interest, of the dissenter's shares for which the corporation elected to withhold payment under section 7-113-208.

7-113-302 Court Costs and Counsel Fees. (1) The court in an appraisal proceeding commenced under section 7-113-301 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation; except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 7-113-209.

(2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a) Against the corporation and in favor of any dissenters if the court finds the corporation did not substantially comply with the requirements of part 2 of this article; or

          (b) Against either the corporation or one or more dissenters, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to said counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

                                  EXHIBIT C


                  BENTON 1995 ANNUAL REPORT TO STOCKHOLDERS

                                   THE COMPANY
--------------------------------------------------------------------------------


Benton Oil and Gas Company is an independent energy company which has been engaged in the development and production of oil and gas properties since 1989.

Although originally active only in the United States, the Company has developed significant interests in Venezuela and Russia, and recently sold substantially all of its remaining United States oil and gas interests. The Company's operations are conducted principally through its 80% owned Venezuelan subsidiary, Benton-Vinccler which operates in the South Monagas Unit in Venezuela, and its 34% owned Russian joint venture, GEOILBENT, which operates in the North Gubkinskoye Field in West Siberia, Russia. The Company's business strategy is to identify and exploit oil and gas reserves in under-developed areas while seeking to minimize the associated risk of such activities.


                                  ON THE COVER
--------------------------------------------------------------------------------


As part of the Venezuelan development program, Benton-Vinccler conducted a 3-D seismic survey over a portion of the South Monagas Unit. On the cover is a 3-D seismic cube from the survey which highlights one of the known productive reservoirs.





TABLE OF CONTENTS                               ABBREVIATION GUIDE

Financial Highlights               1         Bbl = Barrel of Oil
Letter to Stockholders             2         Bbls = Barrels of Oil
Corporate Business Strategy        4         MBbls = Thousand Barrels
                                             Mcf = Thousand Cubic Feet
Operations Review                            MMcf = Million Cubic Feet
  Russia                           6         BOE = Barrel of Oil Equivalent
  Venezuela                       10         MBOE = Thousand Barrels of Oil Equivalent
                                             BOPD = Barrels of Oil Per Day
Humanitarian Aid                  18         ECU = European Currency Unit
Corporate Directory               20
Financial Statements              21

                              FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------


                                                                  YEARS ENDED DECEMBER 31,
                                                        1995                 1994             1993
                                               (amounts in thousand of dollars, except per share data as noted)

FINANCIAL:
-------------------------------------------------------------------------------------------------------
Total Revenues                                        $ 65,068            $ 34,705        $  7,504
Net Income (Loss)                                       10,591               2,954          (4,829)
    Per Share                                             0.40                0.12           (0.26)
Cash Flow (Deficit) From Operations (1)                 33,449              15,397          (2,000)
    Per Share (1)                                         1.25                0.62           (0.11)
Total Assets                                           214,750             162,561         108,635
Long Term Debt (2)                                      49,486              31,911          11,788
Stockholders' Equity                                   103,681              88,259          84,021
Average Shares Outstanding                              26,673              24,851          18,609


OPERATIONAL:
--------------------------------------------------------------------------------------------------------
Oil and Gas Capital Expenditures                      $ 73,511            $ 53,456        $ 25,953

Total Production:
Crude Oil and Condensate (MBbls)                         6,016               3,040             480
Natural Gas (MMcf)                                       3,785               2,062             233
Oil Equivalents (MBOE)                                   6,647               3,384             519

Total Proved Reserves (3):
Crude Oil and Condensate (MBbls)                        81,493              66,339          39,768
Natural Gas (MMcf)                                           6              16,077          18,099
Oil Equivalent (MBOE)                                   81,494              69,019          42,785

Total Finding and Development Costs:
Average Finding Costs (BOE)                           $   1.75            $   1.35        $   1.73
Future Development Costs (BOE)                            1.80                1.23            2.04
Total F and D Costs (BOE)                             $   3.55            $   2.58        $   3.77

Present Value of Reserves (3) (4)                     $314,911            $282,554        $131,413
--------------------------------------------------------------------------------------------------------

(1) Before working capital changes.
(2) Net of current portion.
(3) 1995 proved reserves and present value of reserves are adjusted to reflect 80% ownership in Benton-Vinccler. All mineral rights are owned by the Venezuelan government.
(4) Future net cash flows before income taxes discounted at 10%.


     [GRAPH]                        [GRAPH]                 [GRAPH]

AVERAGE DAILY PRODUCTION       EARNINGS PER SHARE      CASH FLOW PER SHARE
        (MBOE)


1st Q 1995     14.1           1st Q 1995  $0.08        1st Q 1995  $0.23
2nd Q 1995     14.1           2nd Q 1995  $0.04        2nd Q 1995  $0.20
3rd Q 1995     20.5           3nd Q 1995  $0.11        3rd Q 1995  $0.34
4th Q 1995     24.0           4th Q 1996  $0.17        4th Q 1995  $0.48

                             LETTER TO STOCKHOLDERS
-------------------------------------------------------------------------------

    [3-Photos: Photo of A.E. Benton with Russian Nentse Chief; Photo of A.E.
          Benton with two Venezuelan governors; Photo of A.E. Benton]

A.E. Benton meeting with the Nentse Chief in West Siberia (left) and with the Governers of Delta Amacuro and Monogas, Venezuela (center).


To Our Stockholders:

In 1995, Benton Oil and Gas Company posted another record year. Compared to
1994:

- Production was up 96% to 6.6 million barrels of oil equivalent
- Revenues rose 87% to $65.1 million
- Net earnings increased 259% to $10.6 million
- Cash flow rose 117% to $33.4 million
- Reserves grew by 18% to 81.5 million barrels of oil equivalent

These achievements reflect the success of the Company's development projects in Venezuela and Russia. While the Company is proud of its accomplishments, Benton's rapid growth is only partially reflected in these results - - - - daily production at year end was approximately double the 1995 average, and gains in production continue in 1996.

One of Benton's primary goals is the creation of stockholder value. As described in the "Corporate Business Strategy" section of this report, the Company has clearly defined business strategies to identify and exploit new oil and gas reserves in under-developed areas of the world while seeking to minimize the associated risks.

Currently, the Company's primary projects are in Venezuela. Through its 80% owned Venezuelan subsidiary, Benton has the right to develop the South Monagas Unit, a 158,000 acre block in the eastern part of the country which has three fields: Uracoa, Tucupita and Bombal. Development began in 1993 at Uracoa, the largest of the three fields. Average daily production in 1995 rose to 14,900 barrels of oil from 6,900 barrels in 1994 and just 900 barrels in 1993. As a result of a successful drilling program, daily production reached 34,000 barrels of oil per day in May 1996. Currently, two expansions are planned for the Uracoa production facilities. The first is scheduled for the second quarter of 1996 and will increase production capacity to 45,000 barrels per day. The second is scheduled for the first half of 1997 and will increase capacity to 60,000 barrels per day.

On January 29, 1996, Benton, in partnership with The Louisiana Land and Exploration Company and Norcen Energy Resources, won the rights to explore the Delta Centro exploration block, located just 10 miles north of the South Monagas Unit. A 3-D seismic program will begin by mid-year, and an initial well is expected to be drilled in 1997. Management believes that Delta Centro has the potential to add to Benton's oil production over the next five years.

GEOILBENT, the Russian joint venture in which Benton has a 34% interest, is currently producing approximately 8,400 barrels of oil per day from the North Gubkinskoye Field in West Siberia. Negotiations are proceeding with the European Bank for Reconstruction and Development for non-recourse financing to accelerate full field development. If such financing is put in place, a five rig drilling program will commence, and oil production could dramatically increase.

Benton was early in recognizing the enormous Russian oil and gas opportunities and is fully aware of the associated financial and political uncertainties. Management believes that these concerns are more than offset by the low geological risk of the North Gubkinskoye Field. Over the four years that the joint venture has been in existence, there has been considerable turmoil, including the fall of the Soviet Union, ongoing political changes, a radical shift in economic policies and continued uncertainty over tax laws. Yet Benton's joint venture with its two local partners has endured, operations have grown substantially and with proper financing, the Company believes that future prospects are excellent.

Over the past three years, the Company has developed a number of high potential 3-D prospects and enjoyed a series of drilling successes in the U.S. Gulf Coast. In accordance with its strategy of limiting initial risk and capital investment, the Company drilled the less costly and less risky opportunities. The remaining prospects, while having high potential, are more expensive and quite risky. In early 1996, Benton received a very attractive offer for its oil and gas interests in Louisiana, and in April 1996, the properties were sold for $35.4 million to Shell Offshore Inc., a unit of Shell Oil Company. The proceeds were used to reduce outstanding debt and for working capital purposes. Management's decision to sell these properties was based solely on financial and risk/reward considerations and did not represent an unfavorable strategic assessment of the U.S. On the contrary, Benton continues to evaluate potential projects in the U.S. as well as other places in the world.

As the Company has grown, so has the need to adjust and expand its management capabilities. In December, William H. Gumma, Senior Vice President, was named Managing Director of Benton's Venezuelan projects and moved to Maturin, Venezuela, where he is managing the daily operations and developing new business opportunities. In January 1996, Michael B. Wray, a Director of Benton since November 1988, was appointed President and Chief Financial Officer of the Company. Also in January 1996, Garry Garrettson was appointed to the Board of Directors. Mr. Garrettson currently serves as Chief Executive Officer and President of Spectrian Corporation.

Early in May 1996, in an effort to restructure long term debt and position the Company to take advantage of exploration and development opportunities, the Company closed a $125 million offering of 11.625% senior notes. A portion of the proceeds from this financing was used to repay $28.4 million in outstanding 13% debt, including accrued interest and related costs, and approximately $6.9 million in trade and vendor financing. The majority of the proceeds will be invested in ongoing and new exploration and development programs.

1995 was a record year for Benton Oil and Gas, and 1996 has the potential of being substantially better. The Company entered 1996 with tremendous momentum and improving prospects. Our Venezuelan operations are growing rapidly. With proper financing we believe development in Russia can be accelerated, which could allow us to realize substantial potential there as well. At the same time, we are evaluating new opportunities to insure that our growth can continue for many years to come. Creating value for stockholders is one of the cornerstones of Benton Oil and Gas Company. In addition, the Company believes that it has a responsibility to its employees as well as the communities in which it conducts business. For sometime, Benton Oil and Gas has been making an investment in the communities in which it operates and plans to continue this practice in the future.



/s/ A.E. Benton
A.E. Benton
Chairman of the Board and
Chief Executive Officer
May 3, 1996

                           CORPORATE BUSINESS STRATEGY
-------------------------------------------------------------------------------


Benton Oil and Gas Company's business strategy is to identify and exploit oil and gas reserves in under-developed areas while seeking to minimize the associated risks. Specifically, the Company's strategy is to:

- SEEK NEW RESERVES IN AREAS OF LOW GEOLOGIC RISK. The Company has had significant success in identifying under-developed reserves in the U.S. and internationally. In particular, the Company has notable experience in seeking and developing new reserves in areas where perceptions of potential political and operating difficulties have sometimes discouraged other energy companies from competing. As a result, the Company has established operations in Venezuela and Russia, where significant reserves have been acquired and developed at relatively low costs. The Company is seeking similar opportunities in other countries and areas where it believes there is high potential.

- USE PROVEN ADVANCED TECHNOLOGY IN BOTH EXPLORATION AND DEVELOPMENT. The Company's use of 3-D seismic technology, combined with its experience in designing seismic surveys and analyzing the resulting data, allows for a more detailed understanding of the subsurface than do conventional surveys. The 3-D seismic information, in conjunction with subsurface geologic data from previously drilled wells, is used by the Company's experienced in-house technical team to identify previously undetected reserves. In addition, this technology contributes significantly to optimum field appraisal, development and production. In Venezuela, 3-D seismic information has been used to guide horizontal drilling on a real-time basis in order to better take advantage of oil-trapping faults.

- ESTABLISH A LOCAL PRESENCE THROUGH JOINT VENTURE PARTNERS AND THE USE OF LOCAL PERSONNEL. The Company has sought to establish a local presence where it does business to facilitate stronger relationships with local government and labor as well as with local partners. Moreover, the Company employs local personnel almost exclusively to run its foreign operations, both to take advantage of local knowledge and experience and to minimize cost. These efforts have created an expertise within the Company in forming effective foreign partnerships and operating abroad. The Company believes that its reputation as a dependable and considerate partner has allowed it to gain access to new development opportunities.

- COMMIT CAPITAL IN A PHASED MANNER TO LIMIT TOTAL COMMITMENTS AT ANY ONE TIME. While the Company typically agrees to a minimum capital expenditure or development commitment at the onset of a new project, expenditures to fulfill these commitments are phased in over time. In addition, the Company seeks to invest in projects that provide the potential for an early return of capital to the Company and to use internally generated funds, where possible, for subsequent capital expenditures.

- REDUCE FOREIGN EXCHANGE RISK. The Company seeks to reduce foreign currency exchange risks by providing for the receipt of revenues by the Company in U.S. dollars, while most operating costs are paid in local currency. Pursuant to the operating agreement between the Company's Venezuelan subsidiary and the state oil company, the operating fees earned in Venezuela are paid in U.S. dollars and deposited directly into the subsidiary's bank account in the U.S. The Company's Russian partnership receives revenues from export sales in U.S. dollars deposited directly into its account in Moscow. As the Company expands internationally, it will seek to establish similar arrangements for any new operations.

                      [PHOTO of two computer workstations]

One of several work stations at Benton Oil and Gas where 3-D seismic surveys are analyzed and interpreted. (opposite).

                      [PHOTO--graphic seismic information]

The Company has conducted and interpreted a 3-D seismic survey over the Uracoa Field in Venezuela. As a horizontal well is drilled (i.e. the UM-55 well pictured in the insert), information regarding formations encountered by the drill bit is transmitted from the wellsite to the Company's California headquarters. Using 3-D seismic data, Benton's technical staff then directs the movement of the drill bit to more accurately target the potential reservoir.

                                     RUSSIA
--------------------------------------------------------------------------------


In 1991, Benton Oil and Gas became one of the first foreign oil companies to receive approval to develop a new oil and gas field in Russia. The Company is a 34% partner in GEOILBENT, a Russian joint venture formed to develop and operate the North Gubkinskoye Field in the West Siberia region of Russia, approximately 2,000 miles northeast of Moscow. The Purovskiy district, where North Gubkinskoye is located, is one of the most prolific oil and gas regions in Russia.



                                 The North Gubkinskoye Field is approximately 15
                                 miles long and four miles wide and is 166,000
                                 acres. The field had been extensively evaluated
     [PHOTO--castle]             prior to GEOILBENT's formation, with 60
                                 exploratory wells drilled in the field and 26 productive formations tested. However, the field was never developed. GEOILBENT currently estimates that the field contains over 300 million barrels of recoverable oil reserves, and over 40 million barrels of condensate and substantial quantities of natural gas.

                                 Benton is fortunate to have two local partners in GEOILBENT: Purneftegasgeologia and Purneftegas. By combining Benton's technical expertise and financial resources with the geological and operating expertise and strong local relationships of its partners, GEOILBENT is well positioned to participate in the growth of this important region.

Purneftegasgeologia was established as an affiliate of the Ministry of Geology of the USSR to evaluate the oil and gas potential of the Purovskiy district. Over its 15 year history, Purneftegasgeologia discovered 56 oil and gas fields and has conducted operations that span an area of more than 46,000 square miles. Purneftegasgeologia is experienced in working under the severe conditions encountered in West Siberia. Gazprom, the Russian gas monopoly, owns a 20% interest in Purneftegasgeologia.

Purneftegas was formed in 1986 and currently operates 1,750 wells in 14 oil and gas fields in West Siberia. Purneftegas has more than 15,000 employees and is well known in western financial markets, where it has raised capital through U.S. investment banking firms and the European Bank for Reconstruction and Development.

In 1992 and 1993, GEOILBENT made significant front-end investments to develop the necessary infrastructure to begin production from the North Gubkinskoye field, including surface facilities and a 37 mile, 75,000 BOPD pipeline connecting the field to the main Russian oil pipeline network. Production commenced in the second half of 1993 from recompleted wells and rose steadily as new wells were drilled, averaging 2,400 BOPD during 1994.


                                      A reindeer herd, natural inhabitants of
                                      the West Siberian terrain, are the life
                                      support system for the Nentse Indians. The
                                      Nentses are indigenous people who live on the land surrounding the North Gubkinskoye Field.

    [PHOTOS--reindeer herd and inset maps of Russia and regional map showing location of North Gubkinskoye Field]

In 1995, GEOILBENT had 4 drilling rigs under contract and drilled 25 new wells, compared to 9 wells in 1994. As a result of these activities, average production rose throughout 1995 and averaged approximately 8,400 BOPD in March 1996. Once oil is produced, it is shipped by Transneft, the state-owned oil pipeline company. Monthly sales are made to the European market for payment in U.S. dollars.

GEOILBENT is currently in discussions with the European Bank for Reconstruction and Development regarding non-recourse financing for the project. If such financing is secured, a five rig, 300-well, drilling program will commence to completely develop the field.

GEOILBENT estimates that substantial recoverable gas and condensate reserves exist in the North Gubkinskoye Field. Currently, associated gas is utilized in field operations and the balance is flared in an amount allowed under permits with the Ministry of Fuel and Energy. Recently, GEOILBENT entered into discussions with Gazprom regarding development, production and marketing of the gas. Feasibility studies are in progress and are anticipated to be completed by year-end 1996. Implementation of a development plan would include construction of processing facilities and a natural gas pipeline from the field to the main transmission pipeline. Development of the reserves, however, will depend on the market for natural gas, mutually acceptable contract terms and the availability of financing.


[PHOTO]
Aerial photo of North Gubkinskoye main production facilities.

One of 4 Russian drilling rigs under contract in 1995 (opposite).

                         [PHOTO--Russian drilling rig]

                                    VENEZUELA
--------------------------------------------------------------------------------

Venezuela represents one of the most attractive countries in Latin America for oil and gas development. According to PDVSA, the national oil company, Venezuela contains an estimated 64 billion barrels of proven reserves. The operating environment is excellent because of well developed infrastructure and access to oil field service suppliers. Labor conditions are favorable because there is a large pool of well trained energy professionals. Most importantly, PDVSA and its affiliates are increasingly encouraging foreign investment into the country.

                                     In 1992, Benton became the first U.S.
                                     exploration and production company since
[PHOTO -- showing Venezuelan         1976 to gain the right to develop a
oil fields and total estimated       Venezuelan oil field. The Company and
proved reserves by area]             Vinccler, a Venezuelan construction and
VENEZUELA'S ESTIMATED PROVED OIL     engineering company, signed a 20-year
RESERVES - 64 BILLION BARRELS        operating service agreement with Lagoven,
                                     an affiliate of PDVSA, to develop the South
                                     Monagas Unit. The oil and gas operations in the unit are conducted by Benton-Vinccler, the Company's 80% owned subsidiary. It took Benton-Vinccler less than one year to commence production. The momentum in production growth began in 1994 and continued into 1995 as Benton-Vinccler registered dramatic gains in output. By May 1996, production reached 34,000 BOPD. Benton's success in Venezuela is the result of its aggressive approach to project development, strong technical and operating capabilities, innovative ideas and good working relationships with PDVSA, Lagoven and the Venezuelan government agencies. The Company works closely with local authorities and conducts ongoing community relations programs, providing medical care, equipment and supplies.

In January 1996, Venezuela's first exploration and development licensing competition since the 1970's, underscored the country's attraction for oil and gas development. Fourteen U.S. and international companies bid more than $245 million in bonuses and committed to hundreds of millions of dollars in exploration investment on eight blocks. Benton expanded its presence in Venezuela when a consortium it formed with The Louisiana Land and Exploration Company and Norcen Energy Resources won the rights to explore and develop the Delta Centro Block.

                                     Covering a portion of the South Monagas
                                     Unit are environmentally protected Morichal palms and rivers. A map illustrating the location of the South Monagas Unit and its three oil fields (insert).



SOUTH MONAGAS UNIT
--------------------------------------------------------------------------------

The South Monagas Unit is a 158,000 acre block in eastern Venezuela. The block contains three identified oil fields: Uracoa, Tucupita and Bombal. Under the operating service agreement, Benton-Vinccler operates as contractor for Lagoven and is responsible for all development and operations of the unit through July 2012. In return, Benton-Vinccler receives a per barrel fee for each barrel delivered to Lagoven, from which it pays all expenditures, including capital and operating costs.

                   [PHOTO -- environmentally protected areas of Venezuela with inset map Venezuela and map showing location of Benton Venezuelan operations]

URACOA
--------------------------------------------------------------------------------

Benton-Vinccler began a reactivation program in the Uracoa Field in 1993. Uracoa has to date far exceeded the production and reserve potential originally estimated, resulting in a series of expansions to the development plans for the field and the unit. In 1992, the initial phase included the reworking of certain existing wells in the field and selective drilling of new wells, with targeted peak production of approximately 15,000 BOPD. During 1994, Benton-Vinccler began drilling horizontal wells to determine whether production and reserve recovery could be enhanced on an economical basis. The production performance of these horizontal wells was excellent, with initial rates per well of 1,500 to 2,500 BOPD. As a result, a second phase was added to the Uracoa development program that included an aggressive horizontal drilling program and installation of production facilities capable of processing an additional 20,000 BOPD. Targeted peak production was increased to 30,000 BOPD to reflect the expanded development program.

In 1995, Benton-Vinccler drilled 19 wells, including 13 horizontal wells, and recompleted three existing wells, compared to 11 new wells, including three horizontal wells, and 12 recompletions in 1994. The second phase production facilities were installed and became operational in the second quarter of the year. As a result, 1995 production averaged over 14,900 BOPD, compared to 6,900 BOPD in 1994. Benton-Vinccler has had two drilling rigs operating continuously since the third quarter of 1995. Production rose dramatically during the second half of 1995, reaching an average of 20,800 BOPD in the fourth quarter. In the first quarter of 1996, production averaged 29,100 BOPD.

A third development phase is currently underway to increase the capacity of production facilities to 45,000 BOPD. An additional water treatment unit has been delivered, and installation is expected to be completed early in the third quarter of 1996. Until then, production is expected to be limited to 36,000 BOPD due to water treatment capacity. A fourth development phase, scheduled for 1997, will increase production capacity to 60,000 BOPD and will handle additional production from Uracoa and new production from other fields in the South Monagas Unit.

At year-end 1995, Uracoa was producing from a total of 15 reactivated wells and 34 new wells, 16 of which were horizontal completions. Benton-Vinccler currently plans to drill a combined total of approximately 50 wells in 1996 and 1997, which should fully develop the Uracoa Field. However, Benton-Vinccler believes that there is substantial potential in and around Uracoa for additional reserves and production not currently in the development plan.
Several sands have not been fully evaluated, and new
fault blocks and other leads identified from the
new 3-D survey could substantially extend the
development program. Benton-Vinccler plans to begin
evaluation of these new opportunities during 1996.
                                                              [PHOTO]
                                                          New well test manifold
Benton-Vinccler continued to increase efficiency and      (above).
reduce costs in the Uracoa Field. Lease operating costs
averaged $1.19 per barrel in 1995 compared to $1.51       Uracoa production
per barrel in 1994, reflecting economies of scale from    facilities (opposite).
increased production volumes and higher productivity from the horizontal wells. In addition, drilling time has been reduced by approximately 35% as a result of incentive programs for contractors.

                          [PHOTO -- 3-D seismic cube]
As part of the 1995 Uracoa development program, Benton-Vinccler conducted a $6 million, 67 square mile, 3-D seismic survey over the field and adjacent acreage to the east in order to optimize development well locations and identify new fault blocks. Above is a 3-D seismic cube extracted from the survey illustrating the location of four producing wells from the Oficina C sand in the Uracoa Field. The bright color illustrated on the cube is an amplitude anomaly indicating the potential accumulation of hydrocarbons in the reservoir.

                  [PHOTO -- Venezuelan production facilities]

                  [PHOTO -- Venezuelan production facilities]

TUCUPITA
--------------------------------------------------------------------------------

Tucupita was discovered in 1945. During the following three decades, the field produced 66 million barrels of oil, with production reaching a peak of 20,000 BOPD in the 1960's. The field was shut-in while producing approximately 3,000 BOPD in 1976. When Benton-Vinccler was originally evaluating the South Monagas Unit, it assigned no value to this field because of its extensive production history.

However, further analysis indicates that significant reserves may remain in the Tucupita Field. Benton-Vinccler intends to evaluate the potential of the Tucupita Field beginning in 1996 by drilling a pilot oil well, drilling a water disposal well and expanding existing production facilities. Production from the pilot oil well will be monitored for up to one year before additional development work is commenced. Based on the performance of this pilot oil well, and if the Company's new engineering assumptions prove to be correct, six additional oil wells and six additional water disposal wells will be drilled, production facilities will be further expanded, and a 26 mile pipeline to the Uracoa Field will be constructed.



                                     [PHOTO]
                    Existing Tucupita production facilities.





BOMBAL
--------------------------------------------------------------------------------

Development of the Bombal Field, which lies between the two fields, will begin in 1996. Currently, the development program contemplates the drilling of up to 29 wells.

OTHER
--------------------------------------------------------------------------------

With the development of the Uracoa Field and evaluation of new seismic and well data, additional potential has been identified in the South Monagas Unit. Benton-Vinccler believes that there may be important new fault blocks that could add to proven reserves.

DELTA CENTRO
--------------------------------------------------------------------------------

In January 1996, Benton and its bidding partners, The Louisiana Land and Exploration Company and Norcen Energy Resources, were awarded the rights to explore and develop the Delta Centro Block in Venezuela. The Company will have a 30% interest in the exploration venture, with Louisiana Land and Norcen each owning a 35% interest. The 526,000 acre block is located approximately 10 miles north of the South Monagas Unit.

          [PHOTO--MAPS SHOWING LOCATION OF VENEZUELAN OPERATION AREAS]



The Delta Centro Block is located in an area of Venezuela that is considered to be a significant source of hydrocarbons as evidenced by the Orinoco tar sands to the south and the recently discovered El Furrial light oil trend to the north. Based on its geological studies of the basins in the area, the Company's technical staff believes that hydrocarbons migrated from the deeper Maturin basin of Venezuela southward toward the shallower Orinoco tar belt area, and any faults in the path of the migrating oil should have served as traps. Delta Centro is directly in line with this migration path, making it an attractive exploration area.

As part of the exploration agreement, the group has committed to a work program that includes the acquisition of seismic data and the drilling of three exploration wells. Under the terms of the tender, the consortium will invest an estimated $60 million over the next five years to explore the tract. Because of the block's proximity to the South Monagas Unit, the Company will be able to apply its considerable operating experience, technical expertise and significant database to maximize results. In addition,
                                     both Benton and Louisiana Land are
                                     experienced operators in the marshy
                                     environment that covers a majority of the
                                     block. Plans are to conduct a 3-D seismic
                                     program in 1996 and 1997 and drill an
                                     initial exploration well in 1997.
[PHOTO]
Aerial photo of Delta
Centro Block.                        The Delta Centro Block adds to Benton's
                                     reserve and production potential in
                                     Venezuela. From limited available seismic data, at least 13 prospect leads have already been identified in the block at depths from 8,500 to 18,000 feet.

                                HUMANITARIAN AID
--------------------------------------------------------------------------------


Benton Oil and Gas Company has provided community assistance and humanitarian aid in California, Venezuela and West Siberia. The projects have been sponsored by Benton Oil and Gas and Benton-Vinccler in cooperation with New Horizons Outreach, Inc.; SEE International, Inc.; and Direct Relief International, Inc. These organizations are nonprofit corporations specializing in humanitarian assistance.

                              The California projects have focused on
                              comprehensive dental care for children in
                              Carpinteria and Santa Barbara county public
                              schools who have had limited access to dental care
[PHOTO--NENTSE WOMAN          in the past. Dental procedures have been performed
    IN RUSSIA]                on these children in various clinics as well as
                              comprehensive instruction in personal dental care and prophylaxis. Procedures included root canals, crowns, extractions and the application of cavity preventing sealants. The field-operated clinics enlisted the assistance of the faculty and senior dental students of the University of Southern
                              California School of Dentistry.

A March 1996 eye surgical project in Maturin, Venezuela was an outreach program for Venezuelans from the towns of Temblador, Uracoa, Tucupita and Maturin who would not have received this surgical care through existing national health program resources. A total of 109 surgeries were performed on 83 patients ranging in age from two to 85 years. The cases included crossed eyes corrections, cataract extraction with intraocular lens placement, tumor excisions and corneal transplants. Local Venezuelan ophthalmologists worked side by side with the Benton-Vinccler sponsored team from the United States utilizing difficult to obtain surgical supplies provided by SEE International, Inc. The eye surgical project was immediately followed by a medical seminar attended by over 250 Venezuelan physicians. The faculty, sponsored by Benton-Vinccler, included medical experts from the United States, Caracas, and Maturin. Both projects were extremely successful and well received.

Additional humanitarian assistance has included the sponsorship and delivery of medical supplies, prescription pharmaceuticals, intravenous fluids, medical equipment and medical and surgical instruments.
This critically needed aid has been provided to             [PHOTO]
hospitals and clinics in Tarko Sale, Purovskiy        Nentse children in Tarko
District, West Siberia; Maturin, Temblador and        Sale, West Siberia with
Uracoa, Monagas State, Venezuela; and Tucupita,       their school director
Delta Amacuro State, Venezuela. All of these          (large photo opposite).
humanitarian programs are closely coordinated         Dental care photos with
with regional authorities and the governors of        Santa Barbara school
each state, local medical officials and practicing    children (opposite right)
physicians.                                           Venezuelan eye surgical
                                                      program (opposite left).
Future assistance will continue because of Benton Oil and Gas Company's commitment to the communities in which it operates.

 [PHOTO--NENTSE CHILDREN; DENTAL CARE PHOTOS; VENEZUELAN EYE SURGICAL PROGRAM]

                               CORPORATE DIRECTORY
--------------------------------------------------------------------------------


Executive Officers                           Directors


A.E. Benton                                  A.E. Benton (3)
Chairman of the Board and                    Chairman of the Board and
Chief Executive Officer                      Chief Executive Officer
                                             Benton Oil and Gas Company
Michael B. Wray
President and                                Richard W. Fetzner (1)(2)
Chief Financial Officer                      Associate Professor
                                             California Lutheran University
William H. Gumma
Senior Vice President                        Garrett A. Garrettson
Managing Director of Benton-Vinccler         Chief Executive Officer and President
                                             Spectrian Corporation
Joesph C. White
Vice President-Operations                    William H. Gumma
                                             Senior Vice President
E. Sven Hagen                                Benton Oil and Gas Company
Vice President-Exploration and Development   Managing Director Benton-Vinccler

Clarence Cottman III                         Bruce M. McIntyre (1)(2)(3)
Vice President-Business Development          Private Investor;
                                             Oil and Gas Consultant
David H. Pratt
Vice President-International Finance         Michael B. Wray (3)
                                             President and
Gregory S. Grabar                            Chief Financial Officer
Vice President-Corporate Development and     Benton Oil and Gas Company
Administration

Chris C. Hickok
Vice President-Controller
Chief Accounting Officer


(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Finance Committee

TABLE OF CONTENTS TO FINANCIAL STATEMENTS


         Selected Consolidated Financial Data                      22

         Management's Discussion and Analysis                      23

         Independent Auditors' Report                              29

         Consolidated Balance Sheets                               30

         Consolidated Statements of Operations                     31

         Consolidated Statements of Stockholders' Equity           32

         Consolidated Statements of Cash Flows                     33

         Notes to Consolidated Financial Statements                35

         Stockholder Information                                   52

                      SELECTED CONSOLIDATED FINANCIAL DATA



                                                                           Years Ended December 31,
                                                    1995(5)           1994            1993            1992          1991(3)
                                                    -----------------------------------------------------------------------
                                                                (amounts in thousands, except per share data)
STATEMENT OF OPERATIONS:
------------------------
Total revenues                                     $ 65,068       $  34,705        $  7,503        $  8,622       $ 11,513
Lease operating costs and production taxes           10,703           9,531           5,110           4,414          4,209
Depletion, depreciation and amortization             17,411          10,298           2,633           3,041          3,058
General and administrative expense                    9,411           5,242           2,631           2,245          1,998
Interest expense                                      7,497           3,888           1,958           1,831          1,736
Litigation settlement expenses                        1,673             --              --              --             --
                                                   --------       ---------        --------        --------       --------
Income (loss) before income taxes and
   minority interest                                 18,373           5,746          (4,829)         (2,909)           512
Income tax expense                                    2,478             698             --              --             --
                                                   --------       ---------        --------        --------       --------
Income (loss) before minority interest               15,895           5,048          (4,829)         (2,909)           512
Minority interest                                     5,304           2,094             --              --             --
                                                   --------       ---------        --------        --------       --------
Net income (loss)                                  $ 10,591       $   2,954        $ (4,829)       $ (2,909)      $    512
                                                   ========       =========        ========        ========       ========
Net income (loss) per common share (1)             $   0.40       $    0.12        $  (0.26)       $  (0.22)      $   0.04

Weighted average common shares
   outstanding (1)(2)                               26,673          24,851          18,609          12,981         11,838


                                                                                At December 31,
                                                     1995(5)         1994             1993            1992           1991
                                                     --------------------------------------------------------------------
                                                                            (amounts in thousands)
BALANCE SHEET DATA:
-------------------
Working capital (deficit)                          $ (2,888)      $  21,785        $ 26,635        $ 10,486       $(14,777)
Total assets                                        214,750         162,561         108,635          68,217         49,386
Long-term obligations, net of current portion        49,486          31,911          11,788          13,463          7,422
Stockholders' equity (4)                            103,681          88,259          84,021          50,468         20,209

----------------------

 (1)The share information for the Company has been adjusted to reflect a two-for-one stock split in the form of a 100% stock dividend effective February 26, 1991.

 (2)The weighted average common shares outstanding for the Company have been adjusted for the effect of common stock equivalents for the years ended December 31, 1995 and 1991.

 (3)For the year ended December 31, 1991 the Company recorded income tax expense of $174,000 and an extraordinary item for the utilization of loss carryforward for the same amount.

 (4) No cash dividends were paid during any period presented.

 (5)The financial information related to Russia and included in the 1995 presentation contains information at, and for the nine months ended, September 30, 1995, the end of the fiscal period for GEOILBENT. See Note 15 to the Consolidated Financial Statements.

                           MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL
--------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING METHODS
--------------------------------------------------
The Company has included the results of operations of Benton-Vinccler in its consolidated statement of operations since January 1, 1994 and has reflected the 50% ownership interest of Vinccler during January and February 1994 and the 20% ownership interest of Vinccler subsequent thereto as a minority interest. Prior to 1994, Benton-Vinccler was proportionately consolidated based on the Company's 50% ownership interest. Beginning in 1995, GEOILBENT has been included in the consolidated financial statements based on a fiscal period ending September 30. Results of operations in Russia reflect the twelve months ended December 31, 1993 and 1994 and the nine months ended September 30, 1995. The Company's investment in GEOILBENT is proportionately consolidated based on the Company's ownership interest, and for oil and gas reserve information, the Company reports its 34% share of the reserves attributable to GEOILBENT.

The Company follows the full-cost method of accounting for its investments in oil and gas properties. The Company capitalizes all acquisition, exploration, and development costs incurred. The Company accounts for its oil and gas properties using cost centers on a country by country basis. Proceeds from sales of oil and gas properties are credited to the full-cost pools. Capitalized costs of oil and gas properties are amortized within the cost centers on an overall unit-of-production method using proved oil and gas reserves as audited by independent petroleum engineers. Costs amortized include all capitalized costs (less accumulated amortization), the estimated future expenditures (based on current costs) to be incurred in developing proved reserves, and estimated dismantlement, restoration and abandonment costs. See Note 1 to the Company's Consolidated Financial Statements.

The following discussion of the results of operations and financial condition for the years ended December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995, respectively, should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The following table presents the Company's consolidated income statement items as a percentage of total revenues:

                                                                                     Years Ended December 31,
                                                                         1995                1994                1993
                                                                       -----------------------------------------------
Oil and Gas Sales                                                        95.5%               92.0%               96.3%
Net Gain (Loss) on Exchange Rates                                         1.6                 4.2                (2.8)
Investment Earnings                                                       2.7                 3.4                 5.2
Other                                                                     0.2                 0.4                 1.3
                                                                        -----               -----               -----
   Total Revenues                                                       100.0               100.0               100.0
                                                                        -----               -----               -----

Lease Operating Costs and Production Taxes                               16.4                27.4                68.1
Depletion, Depreciation and Amortization                                 26.8                29.7                35.1
General and Administrative                                               14.5                15.1                35.0
Interest                                                                 11.5                11.2                26.1
Litigation Settlement Expenses                                            2.6                 --                  --
                                                                        -----               -----               -----
   Total Expenses                                                        71.8                83.4               164.3
                                                                        -----               -----               -----

Income (Loss) Before Income Taxes and Minority Interest                  28.2                16.6               (64.3)
Income Tax Expense                                                        3.8                 2.0                 --
Minority Interest                                                         8.1                 6.1                 --
                                                                        -----               -----               -----
   Net Income (Loss)                                                     16.3%                8.5%              (64.3)%
                                                                        =====               =====               =====

YEARS ENDED DECEMBER 31, 1995 AND 1994
--------------------------------------

The Company had revenues of $65.1 million for the year ended December 31, 1995. Expenses incurred during the period consisted of lease operating costs and production taxes of $10.7 million, depletion, depreciation and amortization expense of $17.4 million, general and administrative expense of $9.4 million, interest expense of $7.5 million, litigation settlement expenses of $1.7 million, income tax expense of $2.5 million and a minority interest of $5.3 million. Net income for the period was $10.6 million or $0.40 per share.

By comparison, the Company had revenues of $34.7 million for the year ended December 31, 1994. Expenses incurred during the period consisted of lease operating costs and production taxes of $9.5 million, depletion, depreciation and amortization expense of $10.3 million, general and administrative expense of $5.2 million, interest expense of $3.9 million, income tax expense of $0.7 million and a minority interest of $2.1 million. The net income for the period was $3.0 million or $0.12 per share.

Revenues increased $30.4 million, or 87%, during the year ended December 31, 1995 compared to the corresponding period of 1994 primarily due to increased oil sales in Venezuela. Sales quantities for the year ended December 31, 1995 from Venezuela and Russia were 5,456,473 and 490,960 Bbls, respectively, compared to 2,519,514 and 294,364 Bbls, respectively, for the year ended December 31, 1994. Prices per Bbl for crude oil averaged $9.01 (pursuant to terms of an operating service agreement) from Venezuela and $12.25 from Russia for the year ended December 31, 1995 compared to $8.52 and $11.93 from Venezuela and Russia, respectively, for the year ended December 31, 1994. Domestic sales quantities for the year ended December 31, 1995 were 68,975 Bbls of crude oil and condensate and 3,784,830 Mcf of natural gas compared to 225,954 Bbls of crude oil and 2,061,892 Mcf of natural gas for the year ended December 31, 1994. Domestic prices for crude oil and natural gas averaged $15.79 per Bbl and $1.77 per Mcf during the year ended December 31, 1995 compared to $14.46 per Bbl and $1.79 per Mcf during the year ended December 31, 1994. Revenues for the year ended December 31, 1995 were reduced by a loss of $0.7 million related to a commodity hedge agreement compared to a loss of $0.3 million in 1994. Revenues for the year ended December 31, 1995 were increased by a foreign exchange gain of $1.0 million compared to a gain of $1.4 million in 1994.

Lease operating costs and production taxes increased $1.2 million, or 12%, during the year ended December 31, 1995 compared to 1994 primarily due to the growth of the Company's Venezuelan operations, partially offset by the sale of certain of the Company's interests in the West Cote Blanche Bay Field. Depletion, depreciation and amortization increased $7.1 million, or 69%, during the year ended December 31, 1995 compared to the corresponding period in 1994 primarily due to the increased oil production in Venezuela. Depletion expense per barrel of oil equivalent produced from Venezuela, United States and Russia during the year ended December 31, 1995 was $2.09, $5.98 and $3.08, respectively, compared to $1.98, $7.46 and $2.85, respectively, during the previous year. The increase in general and administrative expenses of $4.2 million, or 80%, during the year ended December 31, 1995 compared to 1994 was primarily due to the Company's increased corporate activity associated with the growth of the Company's business. The Company incurred litigation settlement expenses of $1.7 million during the year ended December 31, 1995 as a result of a settlement agreement reached with investors in partnerships which were sponsored by a third party. See Note 5 to the Company's Consolidated Financial Statements. Interest expense increased $3.6 million, or 93%, in 1995 compared to 1994 primarily due to increased borrowing to fund operations in Venezuela and Russia. Income tax expense increased $1.8 million, or 255%, during the year ended December 31, 1995 compared to 1994 primarily due to increased income taxes in Venezuela and Russia. The net income attributable to the minority interest increased $3.2 million, or 153%, for 1995 compared to 1994 as a result of the increased profitability of Benton-Vinccler's operations in Venezuela.

YEARS ENDED DECEMBER 31, 1994 AND 1993
--------------------------------------

The Company had revenues of $34.7 million for the year ended December 31, 1994. Expenses incurred during the period consisted of lease operating costs and production taxes of $9.5 million, depletion, depreciation and amortization expense of $10.3 million, general and administrative expense of $5.2 million, interest expense of $3.9 million, income tax expense of $0.7 million, and a minority interest of $2.1 million. The net income for the period was $3.0 million or $0.12 per share.

By comparison, the Company had revenues of $7.5 million for the year ended December 31, 1993. Expenses incurred during the period consisted of lease operating costs and production taxes of $5.1 million, depletion, depreciation and amortization expense of $2.6 million, general and administrative expense of $2.6 million and interest expense of $2.0 million. The net loss for the period was $4.8 million or $0.26 per share.

Revenues increased $27.2 million, or 362%, during the year ended December 31, 1994 compared to the corresponding period of 1993 primarily due to increased revenues from Benton-Vinccler's operations in Venezuela, the Company's increased ownership of Benton-Vinccler, the initiation of oil sales in Russia in late 1993, gain on exchange rates in Venezuela and Russia, gas sales from the #831 well in the West Cote Blanche Bay Field and increased investment earnings. The increase was partially offset by lower oil sales from the West Cote Blanche Bay Field, lower sales prices and the sale of the Company's interest in the Pershing property in 1993. Sales quantities for the year ended December 31, 1994 from Venezuela and Russia were 2,519,514 and 294,364 Bbls, respectively, compared to 160,425 and 28,263 Bbls, respectively, for the year ended December 31, 1993. Prices per Bbl for crude oil averaged $8.52 (pursuant to terms of an operating service agreement) from Venezuela and $11.93 from Russia for the year ended December 31, 1994 compared to $8.31 and $11.46 from Venezuela and Russia, respectively, for the year ended December 31, 1993. Domestic sales quantities for the year ended December 31, 1994 were 225,954 Bbls of crude oil and condensate and 2,061,892 Mcf of natural gas compared to 292,266 Bbls of crude oil and condensate and 232,677 Mcf of natural gas for the year ended December 31, 1993. Domestic prices for crude oil and natural gas averaged $14.46 per Bbl and $1.79 per Mcf during the year ended December 31, 1994 compared to $17.30 per Bbl and $2.19 per Mcf during the year ended December 31, 1993. The Company has realized net foreign exchange gains during 1994 primarily as a result of the decline in the value of the Venezuelan bolivar and Russian rouble during periods when Benton-Vinccler and GEOILBENT had substantial net monetary liabilities denominated in bolivares and roubles.

Lease operating costs and production taxes increased $4.4 million, or 87%, during the year ended December 31, 1994 compared to 1993 primarily due to the growth of the Company's Venezuelan and Russian operations and were partially offset by the sale of the Company's interest in certain property in 1993 and reduced operating costs at the West Cote Blanche Bay Field. Depletion, depreciation and amortization increased $7.7 million, or 291%, during the year ended December 31, 1994 compared to 1993 primarily due to increased oil production in Venezuela, gas sales from the #831 well in the West Cote Blanche Bay Field and the initiation of oil production in Russia. Depletion expense per BOE produced from the United States, Venezuela and Russia during the year ended December 31, 1994 was $7.46, $1.98 and $2.85, respectively, compared to $6.47, $1.43 and $3.51 during 1993. The increase in general and administrative expense of $2.6 million, or 99%, in 1994 compared to 1993 was primarily due to the growth of and the Company's increased ownership of Benton-Vinccler, the commencement of operations in Russia and increased corporate activity associated with the growth of the Company's business. Interest expense increased $1.9 million, or 99%, in 1994 compared to 1993 primarily due to increased borrowing to fund operations in Venezuela and Russia.

The Company has included the results of operations of Benton-Vinccler in its consolidated statement of income since January 1, 1994 and has reflected the 50% ownership interest of Vinccler during January and February and the 20% ownership interest of Vinccler thereafter as a minority interest. For the year ended December 31, 1994, net income attributable to the minority interest was $2.1 million.

INTERNATIONAL OPERATIONS
--------------------------------------------------------------------------------

The Company's costs of operations in Venezuela and Russia in 1993, 1994 and 1995 include certain fixed or minimum office, administrative, legal and personnel related costs and certain start up costs, including short term facilities rentals, organizational costs, contract services and consultants. Such costs are expected to grow over time as operations increase. In the last two years such costs have become less significant on a unit of production basis, but such costs can be expected to fluctuate in the future based upon a number of factors. In Venezuela, for the year ended December 31, 1993, the operating costs and general and administrative expenses were $7.26 and $2.25 per Bbl, respectively. For the year ended December 31, 1995, the operating costs and general and administrative expenses for Venezuela decreased to $1.19 and $0.63 per Bbl, respectively. The Company's Venezuelan operations grew considerably during 1994 and 1995, and are expected to continue to grow, and its operating costs and general and administrative expenses are expected to increase both in the aggregate and on a per unit basis. In Russia, for the year ended December 31, 1993, the operating costs and general and administrative expenses were $16.22 and $12.96 per Bbl, respectively, decreasing to $5.63 and $1.16 per Bbl, respectively, for the year ended December 31, 1995. The Company's Russian operations grew less significantly than the Venezuelan operations during 1994 and 1995. Capital expenditures through 1993 in both Venezuela and Russia focused on start-up infrastructure items such as roads, pipelines, and facilities rather than drilling. Beginning in 1994, a higher proportion of capital expenditures have been and will continue to be spent on drilling and production activities.

As a private contractor, Benton-Vinccler is subject to a statutory income tax rate of 34%. However, Benton-Vinccler reported significantly lower effective tax rates for 1994 and 1995 due to significant non-cash tax deductible expenses resulting from devaluations in Venezuela when Benton-Vinccler had net monetary liabilities in U.S. dollars. The Company cannot predict the timing or impact of future devaluations in Venezuela. Any Company operations related to Delta Centro will be subject to profit sharing, royalties and oil and gas industry taxation.

GEOILBENT is subject to a statutory income tax rate of 35%. GEOILBENT has also been subject to various other tax burdens, including an oil export tariff. The export tariff was 30 ECU's per ton through 1995, although GEOILBENT obtained an exemption from such tariff for 1995. The tariff was reduced to 20 ECU's per ton in January 1996, and Russia has recently announced that effective July 1996, oil export tariffs will be terminated. The Company anticipates that the tariff on oil exporters may be replaced by an excise, pipeline or other tax levied on all oil producers, but it is currently unclear how such other tax rates and regimes will be set and administered.

EFFECTS OF CHANGING PRICES, FOREIGN EXCHANGE RATES AND INFLATION
--------------------------------------------------------------------------------

The Company's results of operations and cash flow are affected by changing oil and gas prices. However, the Company's Venezuelan revenues are based on a fee adjusted quarterly by the percentage change of a basket of crude oil prices instead of by absolute dollar changes, which dampens both any upward and downward effects of changing prices on the Company's Venezuelan revenues and cash flows. If the price of oil and gas increases, there could be an increase in the cost to the Company for drilling and related services because of increased demand, as well as an increase in revenues. Fluctuations in oil and gas prices may affect the Company's total planned development activities and capital expenditure program.

Effective May 1, 1994, the Company entered into a commodity hedge agreement with Morgan Guaranty Trust Company of New York ("Morgan Guaranty") designed to reduce a portion of the Company's risk from oil price movements. Pursuant to the hedge agreement, with respect to the period from May 1, 1994 through the end of 1996, the Company will receive from Morgan Guaranty $16.82 per Bbl and the Company will pay to Morgan Guaranty the average price per Bbl of West Texas Intermediate Light Sweet Crude Oil ("WTI") determined in the manner set forth in the hedge agreement. Such payments will be made with respect to production of 1,000 Bbls of oil per day for 1994, 1,250 Bbls of oil per day for 1995, and 1,500 Bbls of oil per day for 1996. During the quarter ended December 31, 1995, the average price per Bbl of WTI was $18.12 and the Company's net exposure for the quarter was $0.1 million. The Company's total exposure for the year ended December 31, 1995, under the hedge agreement was $0.7 million. The Company's oil production is not materially affected by seasonality. The returns under the hedge agreement are affected by world-wide crude oil prices, which are subject to wide fluctuation in response to a variety of factors that are beyond the control of the Company.

There are presently no restrictions in either Venezuela or Russia that restrict converting U.S. dollars into local currency and no exchange controls that restrict conversion of local currency into U.S. dollars.

Within the United States, inflation has had a minimal effect on the Company, but is potentially an important factor in results of operations in Venezuela and Russia. With respect to Benton-Vinccler and GEOILBENT, substantially all of the sources of funds, including the proceeds from oil sales, the Company's contributions and credit financings, are denominated in U.S. dollars, while local transactions in Russia and Venezuela are conducted in local currency. Following the announcement of Venezuela's preliminary loan accord with the IMF and the lifting of exchange controls, inflation will likely rise temporarily in Venezuela and could be expected to have an adverse effect on Benton-Vinccler.

During the year ended December 31, 1995, the Company realized net foreign exchange gains, primarily as a result of the decline in the value of the Venezuelan bolivar and the Russian rouble during periods when Benton-Vinccler and GEOILBENT had substantial net monetary liabilities denominated in bolivares and roubles. During the year ended December 31, 1995, the Company's net foreign exchange gains attributable to its Venezuelan operations were $1.0 million and net foreign exchange losses attributable to its Russian operations were $0.1 million. However, there are many factors affecting foreign exchange rates and resulting exchange gains and losses, many of which are beyond the influence of the Company. The Company has recognized significant exchange gains and losses in the past, resulting from fluctuations in the relationship of the Venezuelan and Russian currencies to the U.S. dollar. It is not possible to predict the extent to which the Company may be affected by future changes in exchange rates and exchange controls.

CAPITAL RESOURCES AND LIQUIDITY
--------------------------------------------------------------------------------

The oil and gas industry is a highly capital intensive business. The Company requires capital principally to fund the following costs: (i) drilling and completion costs of wells and the cost of production and transportation facilities; (ii) geological, geophysical and seismic costs; and (iii) acquisition of interests in oil and gas properties. The amount of available capital will affect the scope of the Company's operations and the rate of its growth.

The net funds raised and/or used in each of the operating, investing and financing activities for each of the years in the three year period ended December 31, 1995 are summarized in the following table and discussed in further detail below:

                                                                                Years Ended December 31,
                                                                   1995                   1994                1993
                                                                   -----------------------------------------------
                                                                                 (amounts in thousands)
         Net cash provided by (used in)
              operating activities                               $ 32,349             $  13,462            $ (1,790)
         Net cash used in investing activities                    (53,644)              (55,078)            (18,619)
         Net cash provided by financing
              activities                                           13,282                19,500              43,044
                                                                 --------             ---------            --------
         Net increase (decrease) in cash                         $ (8,013)            $ (22,116)           $ 22,635
                                                                 ========             =========            ========

At December 31, 1995, the Company had current assets of $51.6 million (including $19.3 million of cash restricted as collateral for a loan to Benton-Vinccler), and current liabilities of $54.5 million (including a $19.3 million loan collateralized by restricted cash), resulting in a working capital deficit of $2.9 million and a current ratio of .95:1. This compares to the Company's working capital of $21.8 million at December 31, 1994. The decrease of $24.7 million was due primarily to the use of working capital for capital expenditures in Venezuela.

CASH FLOW FROM OPERATING ACTIVITIES. During 1995 and 1994, net cash provided by operating activities was approximately $32.4 million and $13.5 million, respectively, and during 1993, net cash used in operating activities was approximately $1.8 million. Cash flow from operating activities increased by $18.9 million and $15.3 million in 1995 and 1994, respectively, over the prior year due primarily to increased oil production in Venezuela.

CASH FLOW FROM INVESTING ACTIVITIES. During 1995, 1994 and 1993, the Company had drilling and production related capital expenditures of approximately $68.3 million, $39.6 million and $26.2 million, respectively. Of the 1995 expenditures, $49.0 million was attributable to the development of the South Monagas Unit in Venezuela, $12.4 million related to the development of the North Gubkinskoye Field in Russia, $6.0 million related to drilling activity in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields in Louisiana, and $0.9 million was attributable to other projects. The Company also sold certain oil and gas properties for net proceeds of approximately $15.4 million, $5.8 million and $7.8 million in 1995, 1994 and 1993, respectively.

In April 1996, the Company sold to Shell all of its interests in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields for a purchase price of $35.4 million. Proceeds of the sale will be used to repay debt as described below and for working capital purposes in Venezuela and other international activities.

CASH FLOW FROM FINANCING ACTIVITIES. On June 30, 1995, the Company issued $20 million in senior unsecured notes due June 30, 2007, with interest at 13% per annum, payable semi-annually on June 30 and December 31. Annual principal payments of $4 million are due on June 30 of each year beginning on June 30, 2003. Early payment of the notes would result in a substantial prepayment premium. The note agreement contains financial covenants including a minimum ratio of current assets to current liabilities and a maximum ratio of funded liabilities to net worth and to domestic oil and gas reserves. The note agreement also provides for limitations on liens, additional indebtedness, certain capital expenditures, dividends, sales of assets and mergers. Additionally, in connection with the issuance of the notes, the Company issued warrants entitling the holder to purchase 125,000 shares of common stock at $17.09 per share, subject to adjustment in certain circumstances, that are exercisable on or before June 30, 2007. Upon consummation of the sale of the U.S. properties to Shell, the Company refinanced these senior unsecured notes and paid a prepayment premium of approximately $7.5 million. The holders of the senior notes provided consent to the sale of the U.S. properties and such consent requires payment of the notes on or before June 30, 1996.

On September 30, 1994, the Company issued $15 million in senior unsecured notes due September 30, 2002, with interest at 13% per annum. The note agreement contained financial covenants and provided for limitations on sales of assets. Upon consummation of the sale of the U.S. properties to Shell, the Company prepaid the outstanding principal and accrued interest on these senior notes, with a prepayment premium of approximately $3.2 million.

On December 27, 1994, the Company entered into a revolving secured credit facility with a commercial bank. Under the terms of the credit agreement, the Company could borrow up to $15 million, with the initial available principal limited to $10 million. The credit facility was secured by the U.S. properties. The Company repaid the principal outstanding of approximately $5 million, with accrued interest, and made a payment for the net profits interest of $1.8 million upon closing the sale of the U.S. properties.

In February 1994, the Company and Benton-Vinccler entered into a six month loan arrangement with Morgan Guaranty to repay commercial paper and for working capital requirements, which has subsequently been renewed on a monthly basis. Under such arrangement, Benton-Vinccler may borrow up to $25 million, of which $10 million may be borrowed on a revolving basis. Borrowings under this loan arrangement are secured by cash collateral in the form of a time deposit from the Company. The loan arrangement contains no restrictive covenants and no financial ratio requirements. The principal amount of such loan outstanding at December 31, 1995 was $19.3 million. Benton-Vinccler can borrow an additional $5.7 million under the loan arrangement if the Company provides a time deposit to secure such additional borrowings.

In October 1995, the Company and GEOILBENT entered into a loan arrangement with Morgan Guaranty for working capital requirements. Under such arrangement, GEOILBENT may borrow up to $10 million on a revolving basis. Borrowings under this loan arrangement are secured by cash collateral in the form of a time deposit by the Company. The loan arrangement contains no restrictive covenants and no financial ratio requirements. The principal amount of such loan outstanding at December 31, 1995 was $0.6 million.

On March 14, 1996, the Company accepted a commitment from Morgan Guaranty Trust Company for a $50 million facility secured by payments made under the operating service agreement with Lagoven. Availability of the facility is subject to agreement on specific terms and completion of loan documentation. Of the proposed facility, $18 million will represent a 5-year standby letter of credit for performance under the Delta Centro exploration agreements. If the facility is completed, any loans drawn on the $32 million, 12-month credit facility will bear interest for the first six months of the loan at an annual rate of LIBOR plus 3% and for the second six months of the loan at an annual rate of LIBOR plus 3.75%. The loan agreement is expected to contain financial covenants and limitations customary in similar loan transactions. In connection with the loan agreement, the Company has agreed to pay to Morgan Guaranty an arrangement fee.

The Company expects 1996 capital expenditures to be approximately $100 million, including $12 million in expenditures for Russia (net to the Company's interest), which is dependent on proposed EBRD or other financing, which may or may not be obtained. Funding is expected to come from the issuance of debt or equity securities, cash flow from operations, sales of property interests, or project and trade financing sources. There can be no assurance that such financing will become available under terms and conditions acceptable to the Company, which may result in reduced capital expenditures in the Company's principal areas of operations.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------


Board of Directors and Stockholders
Benton Oil and Gas Company
Carpinteria, California

We have audited the accompanying consolidated balance sheets of Benton Oil and Gas Company and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Benton Oil and Gas Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



/s/ DE LOITTE & TOUCHE LLP
Los Angeles, California
March 20, 1996
                                                                              29

                           BENTON OIL AND GAS COMPANY



---------------------------CONSOLIDATED BALANCE SHEETS--------------------------

                                                                                              December 31,
                                                                                    1995                        1994
                                                                             ------------------------------------------
ASSETS
------

    CURRENT ASSETS:
       Cash and cash equivalents                                             $    6,179,998               $  14,192,568
       Restricted cash (Note 4)                                                  20,314,000                  19,550,000
       Accounts receivable:
           Accrued oil and gas revenue                                           22,069,217                   9,357,782
           Joint interest and other (Note 11)                                     2,869,962                   3,880,808
       Property held for sale (Note 2)                                                                       14,887,700
       Prepaid expenses and other                                                   214,622                     563,839
                                                                             --------------                ------------
               TOTAL CURRENT ASSETS                                              51,647,799                  62,432,697

    OTHER ASSETS (Notes 3 and 11)                                                 3,434,760                   1,305,997

    PROPERTY AND EQUIPMENT (Notes 2, 3, 5, 10, 14 and 15):
       Oil and gas properties (full cost method - costs of
           $17,925,371 and $16,695,284 excluded from
           amortization in 1995 and 1994, respectively)                         177,110,550                 117,454,164
       Furniture and fixtures                                                     2,539,233                   1,439,484
                                                                             --------------                ------------
                                                                                179,649,783                 118,893,648
       Accumulated depletion and depreciation                                   (19,982,244)                (20,071,223)
                                                                             --------------                ------------
                                                                                159,667,539                  98,822,425
                                                                             --------------                ------------
                                                                             $  214,750,098               $ 162,561,119
                                                                             ==============               =============
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------

    CURRENT LIABILITIES:
       Accounts payable:
           Revenue distribution                                              $    2,692,751               $     594,782
           Trade and other                                                       19,777,018                  11,426,105
       Accrued interest payable, payroll and related taxes                        1,687,648                   1,199,096
       Income taxes payable                                                       1,039,166
       Short term borrowings (Note 4)                                            21,905,480                  21,035,401
       Current portion of long term debt (Notes 3 and 14)                         7,433,339                   6,392,114
                                                                             --------------               -------------
               TOTAL CURRENT LIABILITIES                                         54,535,402                  40,647,498

    LONG TERM DEBT (Notes 3 and 14)                                              49,486,306                  31,911,164

    MINORITY INTEREST (Note 10)                                                   7,047,791                   1,743,660

    COMMITMENTS AND CONTINGENCIES (Notes 5, 14 and 15)

    STOCKHOLDERS' EQUITY (Notes 2, 3, 7, 8, and 10):
       Preferred stock, par value $0.01 a share;
           authorized 5,000,000 shares; outstanding, none
       Common stock, par value $0.01 a share;
           authorized 40,000,000 shares; issued and
           outstanding 25,508,605 and 24,899,848 shares at
           December 31, 1995 and 1994, respectively                                 255,086                     248,998
       Additional paid-in capital                                                97,745,794                  92,921,115
       Retained earnings (deficit)                                                5,679,719                  (4,911,316)
                                                                             --------------               -------------
               TOTAL STOCKHOLDERS' EQUITY                                       103,680,599                  88,258,797
                                                                             --------------               -------------
                                                                             $  214,750,098               $ 162,561,119
                                                                             ==============               ==============



See notes to consolidated financial statements.

                           BENTON OIL AND GAS COMPANY



----------------------CONSOLIDATED STATEMENTS OF OPERATIONS---------------------


                                                                                    Years Ended December 31,
                                                                          1995                1994              1993
                                                                     -------------------------------------------------
REVENUES
    Oil and gas sales (Notes 13 and 15)                              $ 62,156,694        $ 31,942,810      $ 7,222,310
    Net gain (loss) on exchange rates                                     997,820           1,445,307         (206,481)
    Investment earnings                                                 1,770,512           1,180,824          393,843
    Other                                                                 142,632             135,865           94,124
                                                                     ------------        ------------      -----------
                                                                       65,067,658          34,704,806        7,503,796
                                                                     ------------        ------------      -----------

EXPENSES
    Lease operating costs and production taxes                         10,702,797           9,531,264        5,110,264
    Depletion, depreciation and amortization                           17,411,089          10,298,112        2,632,924
    General and administrative                                          9,410,187           5,241,295        2,631,445
    Interest                                                            7,497,187           3,887,961        1,957,753
    Litigation settlement expenses (Note 5)                             1,673,272
                                                                     ------------        ------------      -----------
                                                                       46,694,532          28,958,632       12,332,386
                                                                     ------------        ------------      -----------

INCOME (LOSS) BEFORE INCOME TAXES AND
    MINORITY INTEREST                                                  18,373,126           5,746,174       (4,828,590)
INCOME TAX EXPENSE (Note 6)                                             2,477,960             697,802
                                                                     ------------        ------------      -----------
INCOME (LOSS) BEFORE MINORITY INTEREST                                 15,895,166           5,048,372       (4,828,590)
MINORITY INTEREST  (Note 10)                                            5,304,131           2,094,211
                                                                     ------------        ------------      -----------

NET INCOME (LOSS)                                                    $ 10,591,035        $  2,954,161      $(4,828,590)
                                                                     ============        ============      ============

NET INCOME (LOSS) PER COMMON SHARE (Note 12)                         $       0.40        $       0.12      $     (0.26)
                                                                     ============        ============      ===========



See notes to consolidated financial statements.

                           BENTON OIL AND GAS COMPANY



-----------------CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY----------------

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                              COMMON                            ADDITIONAL       RETAINED
                                              SHARES            COMMON           PAID-IN         EARNINGS
                                              ISSUED             STOCK           CAPITAL         (DEFICIT)         TOTAL
                                           --------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993                 17,441,397         $ 174,414      $ 53,330,742     $ (3,036,887)    $ 50,468,269

Issuance of common shares:
   Exercise of warrants                         2,500                25            18,225                            18,250
   Exercise of stock options                  284,211             2,842           540,490                           543,332
   Sale of common stock                     7,000,000            70,000        35,585,406                        35,655,406
   Redeemable common stock                                                      2,022,323                         2,022,323
Retirement of stock                           (51,260)             (513)                                               (513)
Compensation expense
   attributed to stock options                                                    142,420                           142,420
Net loss for the year                                                                           (4,828,590)      (4,828,590)
                                           ----------         ---------      ------------     ------------     ------------
BALANCE AT DECEMBER 31, 1993               24,676,848           246,768        91,639,606       (7,865,477)      84,020,897

Issuance of common shares:
   Exercise of stock options                   23,000               230            83,509                            83,739
   Acquisitions                               200,000             2,000         1,198,000                         1,200,000
Net income for the year                                                                          2,954,161        2,954,161
                                           ----------         ---------      ------------     ------------     ------------
BALANCE AT DECEMBER 31, 1994               24,899,848           248,998        92,921,115       (4,911,316)      88,258,797

Issuance of common shares:
   Exercise of warrants                         3,155                32            28,663                            28,695
   Exercise of stock options                  272,580             2,726         1,335,330                         1,338,056
   Conversion of notes and
       debentures                             333,022             3,330         3,506,713                         3,510,043
   Securities registration costs                                                  (46,027)                          (46,027)
Net income for the year                                                                         10,591,035       10,591,035
                                           ----------         ---------      ------------     ------------     ------------
BALANCE AT DECEMBER 31, 1995               25,508,605         $ 255,086      $ 97,745,794     $  5,679,719     $103,680,599
                                           ==========         =========      ============     ============     ============


See notes to consolidated financial statements.

                           BENTON OIL AND GAS COMPANY



----------------------CONSOLIDATED STATEMENTS OF CASH FLOWS---------------------

                                                                                  Years Ended December 31,
                                                                    1995                     1994               1993
                                                                   --------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income (loss)                                                  $ 10,591,035           $   2,954,161       $ (4,828,590)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Depletion, depreciation and amortization                          17,411,089              10,298,112          2,632,924
   Compensation expense attributed to stock options                                                                142,420
   Net earnings from limited partnerships                               (57,685)                (63,486)          (106,230)
   Amortization of financing costs                                      184,447                 114,311            139,444
   Interest paid in stock                                                                                           20,145
   Loss on disposal of assets                                            16,211
   Minority interest in undistributed earnings of subsidiary          5,304,131               2,094,211
   Increase in accounts receivable                                  (12,882,072)            (10,384,670)        (1,465,725)
   (Increase) decrease in prepaid expenses and other                    349,217                 (84,905)          (288,217)
   Increase in accounts payable                                       9,905,365               7,974,335          1,759,747
   Increase in accrued interest payable, payroll
      and related taxes                                                 488,552                 560,720            204,117
   Increase in income taxes payable                                   1,039,166
                                                                   ------------           -------------       ------------
         TOTAL ADJUSTMENTS                                           21,758,421              10,508,628          3,038,625
         NET CASH PROVIDED BY (USED IN)                            ------------           -------------       -------------
         OPERATING ACTIVITIES                                        32,349,456              13,462,789         (1,789,965)
                                                                   ------------           -------------       ------------

 CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of property and equipment                      15,408,368               5,803,215          7,822,120
   Additions of property and equipment                              (68,288,101)            (39,631,547)       (26,169,581)
   Increase in restricted cash                                         (764,000)            (19,250,000)          (300,000)
   Distributions from limited partnerships                                                      502,167             28,667
   Payment for purchase of Benton-Vinccler, net of
           cash acquired                                                                     (2,501,973)
                                                                   ------------           -------------       ------------
         NET CASH USED IN INVESTING ACTIVITIES                      (53,643,733)            (55,078,138)       (18,618,794)
                                                                   ------------           -------------       ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from sale of common stock                                                                           36,120,000
   Direct offering costs                                                                                          (464,594)
   Net proceeds from exercise of stock options and warrants           1,319,767                  83,740            561,582
   Proceeds from issuance of notes payable                           22,157,500              21,360,000
   Proceeds from short term borrowings                                2,400,000              23,217,775          7,668,588
   (Increase) decrease in other assets                                 (596,224)               (455,358)             3,460
   Payments on short term borrowings and notes payable              (11,999,336)            (24,706,358)          (672,230)
   Deficiency payments on redeemable common stock                                                                 (172,917)
                                                                   ------------           -------------       ------------
         NET CASH PROVIDED BY FINANCING ACTIVITIES                   13,281,707              19,499,799         43,043,889
                                                                   ------------           -------------       ------------

         NET INCREASE (DECREASE) IN CASH                             (8,012,570)            (22,115,550)        22,635,130

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                       14,192,568              36,308,118         13,672,988
                                                                   ------------           -------------       ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           $  6,179,998           $  14,192,568       $ 36,308,118
                                                                   ============           =============       ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
   Cash paid during the year for interest expense                  $  7,011,623           $   3,299,189       $  1,838,848
                                                                   ============           =============       ============

   Cash paid during the year for income taxes                      $  1,885,291           $     715,507             --
                                                                   ============           =============       ============

                           BENTON OIL AND GAS COMPANY



SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
--------------------------------------------------------------------------------

During the year ended December 31, 1995, $1,393,000 of the Company's 8% convertible notes and $2,118,000 of the Company's 8% convertible debentures were retired in exchange for 118,785 and 214,237 shares of the Company's common stock, respectively.

During the year ended December 31, 1995, the Company financed the purchase of oil and gas equipment and services in the amount of $10,384,809 and leased office equipment in the amount of $54,473. Also during 1995, the Company acquired residential real estate for $1,725,000 in exchange for accounts and notes receivable from an officer of the Company totaling $1,181,483 resulting in an account payable of $543,517 (see Note 11).

During the year ended December 31, 1994, the Company converted $143,658 of accounts payable into a note payable, financed the purchase of computer equipment in the amount of $105,000 and financed the purchase of oil and gas equipment in the amount of $1,733,675.

On March 4, 1994, the Company acquired capital stock from Vinccler representing an additional 30% ownership interest in Benton-Vinccler for $3 million in cash, $10 million in non-interest bearing notes payable (with a present value of $9.2 million assuming a 10% interest rate) and 200,000 shares of the Company's common stock. The excess of the purchase price over the net book value of assets acquired was $13,880,100, which was allocated to oil and gas properties.

During the year ended December 31, 1993, the Company converted $2,113,429 of accounts payable into a note payable and entered into capital lease agreements for the purchase of furniture and fixtures in the amount of $79,521.






See notes to consolidated financial statements.

                           BENTON OIL AND GAS COMPANY



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

ORGANIZATION
Benton Oil and Gas Company (the "Company") engages in the exploration, development, production and management of oil and gas properties.

The Company and its subsidiary, Benton Oil and Gas Company of Louisiana, participated as the managing general partner of three oil and gas limited partnerships formed during 1989 through 1991. Under the provisions of the limited partnership agreements, the Company received compensation as stipulated therein, and functioned as an agent for the partnerships to arrange for the management, drilling, and operation of properties, and assumed customary contingent liabilities for partnership obligations. In November 1995, the Company made an offer to holders of the limited partnership interests to exchange their interests for an aggregate of 168,362 shares of common stock and warrants to purchase 587,783 shares of common stock at $11 per share. The exchange was completed in January 1996 and the partnerships were liquidated (see
Note 14).

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in limited partnerships, the Russia joint venture ("GEOILBENT") and the Venezuela joint venture (through December 31, 1993) are proportionately consolidated based on the Company's ownership interest. Effective January 1, 1994, the Venezuela joint venture was incorporated and, as a result of the Company's acquisition of additional capital stock of such corporation (see Note 10), has been fully consolidated. Beginning in 1995, GEOILBENT (owned 34% by the Company) has been included in the consolidated financial statements based on a fiscal period ending September 30. This change was made to provide adequate time for the accumulation and review of financial information from the joint venture for both quarterly and annual reporting purposes. This change did not have a material effect on the consolidated financial statements (see Note 15). All material intercompany profits, transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS
Cash equivalents include money market funds and short term certificates of deposit with original maturity dates of less than three months.

ACCOUNTS RECEIVABLE
The Company's accounts receivable are considered fully collectible; therefore, no allowance is considered necessary.

OTHER ASSETS
Other assets consist principally of costs associated with the issuance of long term debt and at December 31, 1995 residential real estate held for sale which the Company expects to sell in 1996. Debt issue costs are amortized on a straight-line basis over the life of the debt.

PROPERTY AND EQUIPMENT
The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves are capitalized as incurred, including exploration overhead of $2,282,194, $1,696,330 and $1,736,678 for the years ended December 31, 1995, 1994 and 1993, respectively. Only overhead which is directly identified with acquisition, exploration or development activities is capitalized. All costs related to production, general corporate overhead and similar activities are expensed as incurred. The costs of oil and gas properties are accumulated in cost centers on a country by country basis, subject to a cost center ceiling (as defined by the Securities and Exchange Commission).

All capitalized costs of oil and gas properties (excluding unevaluated property acquisition and exploration costs) and the estimated future costs of developing proved reserves, are depleted over the estimated useful lives of the properties by application of the unit-of-production method using only proved oil and gas reserves. Depletion expense attributable to the Venezuelan cost center for the years ended December 31, 1995, 1994 and 1993 was $11,392,777, $4,998,213 and

                           BENTON OIL AND GAS COMPANY


$229,080 ($2.09, $1.98 and $1.43 per equivalent barrel), respectively. Depletion expense attributable to the Russian cost center for the years ended December 31, 1995, 1994 and 1993 was $1,512,821, $837,818 and $99,207 ($3.08, $2.85 and $3.51
per equivalent barrel), respectively. Depletion expense attributable to the United States cost center for the years ended December 31, 1995, 1994 and 1993 was $4,187,440, $4,247,303 and $2,142,133 ($5.98, $7.46 and $6.47 per equivalent barrel), respectively. Depreciation of furniture and fixtures is computed using the straight-line method, with depreciation rates based upon the estimated useful life applied to the cost of each class of property. Depreciation expense was $310,038, $185,336 and $123,623 for the years ended December 31, 1995, 1994 and 1993, respectively.

TAXES ON INCOME
Deferred income taxes reflect the net tax effects, calculated at currently effective rates, of (a) future deductible/taxable amounts attributable to events that have been recognized on a cumulative basis in the financial statements and
(b) operating loss and tax credit carryforwards. A valuation allowance is recorded, if necessary, to reduce net deferred income tax assets to the amount expected to be recoverable.

FOREIGN CURRENCY
The Company has significant operations outside of the United States, principally in Russia and Venezuela. Both Russia and Venezuela are considered highly inflationary economies and, as a result, operations in those countries are remeasured in United States dollars and any currency gains or losses are recorded in the statement of operations. The Company attempts to manage its operations in a manner to reduce its exposure to foreign exchange losses; however, there are many factors which affect foreign exchange rates and resulting exchange gains and losses, many of which are beyond the influence of the Company. The Company has recognized significant exchange gains and losses in the past, resulting from fluctuations in the relationship of the Venezuelan and Russian currencies to the United States dollar. It is not possible to predict the extent to which the Company may be affected by future changes in exchange rates.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable and payable, commercial paper and other short term borrowings and debt instruments. In addition, in 1994 the Company entered into a commodity hedge agreement (see Note 15). The book values of all financial instruments, other than debt instruments, are representative of their fair values due to their short term maturity. The book values of the Company's debt instruments, except the convertible subordinated debentures and notes, are considered to approximate their fair values because the interest rates of these instruments are based on current rates offered to the Company. Based on the last trading sale price on December 31, 1995 and 1994, the convertible subordinated debentures had a fair value of approximately $5,948,000 and $6,685,000, respectively. As discussed in Note 3, substantially all of the notes were converted early in 1996. There was no active market for the convertible subordinated notes. Based on discounting the future cash flows related to the notes at interest rates currently offered to the Company, approximately 13%, the notes would have had a fair value of approximately $3,600,000 at December 31, 1994. The fair value of the hedge agreement is the estimated amount the Company would have to pay to terminate the agreement, taking into account current oil prices and the current creditworthiness of the hedge counterparties. The estimated termination cost associated with the hedge agreement at December 31, 1995 and 1994 is approximately $834,000 and $1,132,000, respectively.

STOCK OPTIONS
Statement of Financial Accounting Standards No. 123 regarding accounting for stock-based compensation is effective for the Company beginning January 1, 1995. SFAS 123 requires expanded disclosures of stock-based compensation arrangements and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS
Certain items in 1994 and 1993 have been reclassified to conform to the 1995 financial statement presentation.

                           BENTON OIL AND GAS COMPANY



NOTE 2 - ACQUISITIONS AND SALES
--------------------------------------------------------------------------------

In June 1993, the Company sold 50% of its interests in the Belle Isle and Rabbit Island Fields in exchange for reimbursement of certain expenditures incurred through the closing date plus the additional reimbursement of certain future costs as incurred. As of December 31, 1995, $6.6 million of the Company's costs have been reimbursed. Additionally, in May 1993, the Company sold its interest in the South Scott Prospect in Lafayette Parish, Louisiana for $1.5 million. The proceeds from these sales were used for working capital purposes.

In March 1994, the Company acquired capital stock from Vinccler representing an additional 30% ownership interest in Benton-Vinccler for $3 million in cash, $10 million in non-interest bearing notes payable (with a present value of $9.2 million assuming a 10% interest rate) payable in various installments over 24 months and 200,000 shares of the Company's common stock. The excess of the purchase price over the book value of the 30% interest was allocated to oil and gas properties.

In November 1994, the Company sold a 10.8% working interest (24.9% of the Company's 43.3% working interest) in the West Cote Blanche Bay Field for approximately $5.8 million.

In March 1995, the Company sold its 32.5% working interest in certain depths (above approximately 10,575 feet) in the West Cote Blanche Bay Field for a purchase price of approximately $14.9 million. The sales price has been reflected as property held for sale at December 31, 1994.

In March 1996, the Company entered into an agreement to sell to Shell Offshore Inc. ("Shell") all of its interests in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields effective December 31, 1995, for a purchase price of approximately $35.4 million (see Notes 14 and 15).


NOTE 3 - LONG TERM DEBT
--------------------------------------------------------------------------------

Long term debt consists of the following at December 31:

                                                                                       1995                       1994
                                                                                    -------------------------------------
    Senior unsecured notes with interest at 13%.
      See description below.                                                        $35,000,000               $15,000,000
    Revolving secured credit facility.  Interest payments
      due quarterly beginning March 31, 1995.  Principal
      payments due quarterly beginning March 31, 1997.
      See description below.                                                          5,000,000                 5,000,000
    Convertible subordinated debentures with interest at 8%.
      See description below.                                                          4,310,000                 6,428,000
    Convertible subordinated notes with interest at 8%.
      See description below.                                                          3,269,000                 4,662,000
    Non-interest bearing promissory notes. See Note 10.                               1,000,000                 5,747,878
    Vendor financing with interest ranging from 10.5 - 13.5%.
      Principal and interest payments are due in varying
      installments through April 1997.  Unsecured.                                    6,234,357
    Bank financing with interest at LIBOR plus
      7.5%. Secured by certain GEOILBENT
      oil export proceeds.  See description below.                                      850,000                 1,292,000
    Bank financing with interest at 8.875%.  Principal
      and interest due in monthly installments of $9,156
      with the unpaid balance due January 5, 1998.  Secured
      by residential real estate.                                                     1,137,500
    Other--various equipment purchases and leases with
      principal and interest payments due monthly from
      $180 to $3,381.  Interest rates vary from 10.0% to 16.91%.
      Notes and leases mature from March 1996 to March 2000.                            118,788                   173,400
                                                                                    -----------               -----------
                                                                                     56,919,645                38,303,278
    Less current portion                                                              7,433,339                 6,392,114
                                                                                    -----------               -----------
                                                                                    $49,486,306               $31,911,164
                                                                                    ===========               ===========

                           BENTON OIL AND GAS COMPANY



On June 30, 1995, the Company issued $20 million in senior unsecured notes due June 30, 2007, with interest at 13% per annum, payable semi-annually on June 30 and December 31. Annual principal payments of $4 million are due on June 30 of each year beginning on June 30, 2003. Early payment of the notes could result in a substantial prepayment penalty. The note agreement contains financial covenants including a minimum ratio of current assets to current liabilities and a maximum ratio of funded liabilities to net worth and to domestic oil and gas reserves. The note agreement also provides for limitations on liens, additional indebtedness, certain capital expenditures, dividends, sales of assets and mergers. Additionally, in connection with the issuance of the notes, the Company issued warrants entitling the holder to purchase 125,000 shares of common stock at $17.09 per share, subject to adjustment in certain circumstances, that are exercisable on or before June 30, 2007. In March 1996, in conjunction with the sale of the Company's Gulf Coast properties, the Company agreed to prepay the notes and corresponding prepayment premiums, which are estimated to be approximately $7.7 million (see Note 14). At December 31, 1995, the Company was in default on certain financial covenants. The lender has waived any defaults under the financial covenants until the completion of refinancing arrangements or June 30, 1996, whichever is earlier.

On September 30, 1994, the Company issued $15 million in senior unsecured notes due September 30, 2002, with interest at 13% per annum. Interest is payable semi-annually on March 30 and September 30 beginning March 30, 1995. Annual principal payments of $3 million are due on September 30 of each year beginning on September 30, 1998. Early payment of the notes could result in a substantial prepayment penalty. The note agreement contains financial covenants including a minimum ratio of current assets to current liabilities and a maximum ratio of liabilities to net worth or domestic oil and gas reserves. The note agreement also provides for limitations on liens, additional indebtedness, certain capital expenditures, dividends, sales of assets and mergers. Additionally, in connection with the issuance of the notes, the Company issued warrants entitling the holder to purchase 250,000 shares of common stock at $9.00 per share, subject to adjustment in certain circumstances, that are exercisable on or before September 30, 2002. In March 1996, in conjunction with the sale of the Company's Gulf Coast properties, the Company agreed to prepay the notes and corresponding prepayment premiums, which are estimated to be approximately $3.4 million (see Note 14). At December 31, 1995, the Company was in default on certain financial covenants. The lender has waived any defaults under the financial covenants until the date of sale of the properties or April 30, 1996, whichever is earlier.

On December 27, 1994, the Company entered into a revolving secured credit facility. Under the credit agreement, the Company may borrow up to $15 million, with the initial available principal limited to $10 million, on a revolving basis for two years, at which time the facility will become a term loan due December 31, 1999. Borrowings under the credit agreement are secured in part by mortgages on the Company's U.S. properties and in part by a guarantee provided by the financial institution which arranged the credit facility. Interest on borrowings under the credit agreement accrues, at the Company's option, at either a floating rate (higher of prime rate plus 3% or the Federal Funds Rate plus 5%) or a fixed rate (rate of interest at which deposits of dollars are available to lender in the interbank eurocurrency market plus 4.5%). At December 31, 1995 and 1994, the rates in effect were 10.2% and 11.1%, respectively. The floating rate borrowings may be prepaid at any time without penalty and the fixed rate borrowings may be repaid on the last day of an interest period without penalty, or at the option of the Company during an interest period upon payment of a make-whole premium. The credit agreement contains financial covenants including a minimum ratio of current assets to current liabilities and maximum ratio of liabilities to net worth or domestic oil and gas reserves, and also provides for limitations on liens, dividends, sales of assets and mergers. Additionally, in exchange for the credit enhancement, the arranging financial institution and commercial bank received warrants entitling the holder to purchase 50,000 shares of common stock at $12.00 per share, subject to adjustment in certain circumstances, that are exercisable on or before December 2004, and the arranging institution receives a 5% net profits interest in the Company's properties whose development is financed by the facility. The Company will repay borrowings under the credit facility in conjunction with the sale of the Company's Gulf Coast properties (see Note 14). At December 31, 1995, the Company was in default on certain financial covenants. The lender has waived any defaults under the financial covenants until the date of sale of the properties or April 30, 1996, whichever is earlier.

In May 1992, the Company issued $6,428,000 aggregate principal amount of publicly offered 8% Convertible Subordinated Debentures ("Debentures") due May 1, 2002, convertible at the option of the holder at 101.157 shares per $1,000 principal amount with interest payments due May 1 and November 1. Net proceeds to the Company were approximately $5,711,000 and were used primarily to repay certain indebtedness. At the Company's option, it may redeem the Debentures in whole or in part at any time on or after May 1, 1994, at 105% of par plus accrued interest, declining annually to par on May 1, 1999. The Debentures also provide that the holders can redeem their Debentures following a change in control (as defined) of the Company. The Company has the option to pay the repurchase price

                           BENTON OIL AND GAS COMPANY



in cash or shares of its common stock. During 1995, holders of Debentures with a par value of $2,118,000 elected to convert their Debentures for 214,237 shares of common stock.

In October 1991, the Company issued $4,662,000 aggregate principal amount of privately placed 8% Convertible Subordinated Notes ("Notes") due October 1, 2001, convertible at the option of the Note holder at 85.259 shares per $1,000 principal amount with interest payments due April 1 and October 1. Net proceeds to the Company were approximately $4,237,000. The Company had the option to prepay the Notes in whole or in part at any time on or after October 1, 1993 at 105% of the principal amount plus accrued interest declining annually to the principal amount on October 1, 1998. The Notes also provided that the holders could redeem their Notes in cash following a change in control (as defined) of the Company. In December 1995, the holders of the Notes were notified of the Company's intention to prepay the Notes on February 12, 1996 at 103% of the principal amount plus accrued interest. As a result, holders of all except $43,000 principal amount of unconverted Notes elected to convert their Notes for shares of common stock and on February 12, 1996, the Company prepaid the remaining Note principal of $43,000 plus premium and accrued interest. Accordingly, at December 31, 1995, $43,000 is reflected as current portion of long term debt and the remaining balance of $3,226,000 representing Notes converted to common shares is reflected in long term debt. During 1995, holders of a total of $1,393,000 of Notes elected to convert their Notes for 118,785 shares of common stock.

In August 1994, GEOILBENT entered into an agreement with International Moscow Bank for a $4 million loan with the following terms: 14 monthly payments, interest at LIBOR plus 7.5%, with interest only payments for the first four months and monthly principal and interest payments thereafter. In connection with this agreement, the Company provided to International Moscow Bank a guarantee of payment under which the Company has agreed to pay such loan in full if GEOILBENT fails to make the scheduled payments. In March 1995, GEOILBENT's credit facility with International Moscow Bank was expanded to $6 million with interest only payments for three months and monthly principal and interest payments thereafter. The Company has guaranteed this indebtedness. At December 31, 1995 and 1994, the Company's share of the outstanding balance was $0.9 and $1.3 million, respectively.

The principal requirements for the long term debt outstanding at December 31, 1995 are due as follows for the years ending December 31:

           1996                                        $  7,433,339
           1997                                           2,467,311
           1998                                           5,800,410
           1999                                           4,679,978
           2000                                           3,002,607
           Subsequent Years                              30,310,000
                                                       ------------
                                                       $ 53,693,645
                                                       ============

NOTE 4 - SHORT TERM BORROWINGS
--------------------------------------------------------------------------------

In 1994, Benton-Vinccler borrowed $22 million from Morgan Guaranty Trust Company of New York ("Morgan Guaranty") to repay commercial paper and for working capital requirements. The credit facility is collateralized in full by time deposits from the Company, bears interest at LIBOR plus 3/4% (6.5% and 6.7% at December 31, 1995 and 1994, respectively) and is renewed on a monthly basis. Under the loan arrangement, Benton-Vinccler may borrow up to $25 million, of which $10 million may be borrowed on a revolving basis. The loan arrangement contains no restrictive covenants and no financial ratio covenants. Benton-Vinccler made a payment of $2.75 million in September 1994, leaving a balance of $19.25 million. The Company is presently pursuing several options for long term financing for Benton-Vinccler.

During the fourth quarter of 1994 and the year ending December 31, 1995, Benton-Vinccler acquired approximately $4.1 million of drilling and production equipment from trading companies and suppliers under terms which include repayment within a 12-month period in monthly and quarterly installments at interest rates from 6.7% to 10.75%. At December 31, 1995 and 1994, approximately $0.7 and $1.5 million related to these loans was outstanding, respectively.

In June 1994, GEOILBENT entered into a payment advance agreement with NAFTA Moscow, the export agency which markets GEOILBENT's oil production to purchasers in Europe. The payment advance of $2.5 million against future oil shipments, which bore an effective discount rate of 12%, was repaid through withholdings from oil sales on a monthly

                           BENTON OIL AND GAS COMPANY



basis through December 1994. In March and August 1995, GEOILBENT received $3.0 million and $2.0 million, respectively, in production payment advances pursuant to similar agreements with NAFTA Moscow containing similar terms. At December 31, 1995, the Company's share of the outstanding liability was approximately $1.0 million. Additionally, the Company has other short term borrowings which aggregate approximatley $1.0 million at December 31, 1995.

NOTE 5 - COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

The state leases relating to the West Cote Blanche Bay Field, the portion of the Belle Isle Field owned by Texaco and the Rabbit Island Field, were the subject of litigation between Texaco and the State of Louisiana. The Company's interests in the Fields, which include substantially all of the Company's domestic reserves, were originally owned by Texaco under certain leases granted by the State. Although the Company was not a party to this litigation, its interests in the Fields were subject to the litigation. In February 1994, the State and Texaco entered into a Global Settlement Agreement to settle all disputes related to this litigation. As a result of this agreement, Texaco has committed to certain acreage development and drilling obligations which may affect the Company and certain of its Louisiana properties. The Company believes that the settlement and the subsequent sale of the working interest by Texaco to Apache Corporation should have no effect on its proved reserves and should have no material adverse effect on the Company.

Investors in partnerships which were sponsored by a third party have sued the Company on the theory that since it provided oil and gas drilling prospects to those partnerships and operated substantially all of their properties, it was responsible for alleged violations of securities laws in connection with the offer and sale of interests, contractual breach of fiduciary duty and fraud. The Company has entered into a settlement agreement related to these claims, whereby the Company has paid $990,000 to the plaintiffs in full settlement of these claims. Legal fees of $683,272 in addition to the settlement amount have been included in litigation settlement expenses for the year ended December 31, 1995.

In the normal course of its business, the Company may periodically become subject to actions threatened or brought by its investors or partners in connection with the operation or development of its properties or the sale of securities. Prior to 1992, the Company was engaged in the formation and operation of oil and gas limited partnership interests. In 1992, the Company ceased raising funds through such sales. Certain of such limited partners in the Company's partnerships brought an action against the Company in connection with the Company's operation of the limited partnerships as managing general partner. The parties have agreed to submit claims to binding arbitration. The arbitration is currently in the discovery stage. The plaintiffs seek actual and punitive damages for alleged actions and omissions by the Company in operating the partnerships and alleged misrepresentations made by the Company in selling the limited partnership interests. The Company intends to vigorously defend this action and does not believe the claims raised are meritorious. However, new developments could alter this conclusion at any time. The Company will be forced to expend time and financial resources to defend or resolve any such matters. The Company is also subject to ordinary litigation that is incidental to its business. None of the above matters are expected to have a material adverse effect on the Company.

The Company's aggregate rental commitments and related sub-leases for noncancellable agreements at December 31, 1995, are as follows:


                            Rental Commitments               Sub-leases
                            ------------------               ----------

       1996                   $  462,409                     $(171,224)
       1997                      315,991
       1998                      319,160
       1999                      314,329
       2000                      308,652
       Thereafter              1,234,608
                              ----------                     ----------
                              $2,955,149                     $(171,224)
                              ==========                     =========



Rental expense was $1,981,253, $255,650 and $233,934 for the years ended December 31, 1995, 1994 and 1993, respectively.

                           BENTON OIL AND GAS COMPANY



NOTE 6 - TAXES ON INCOME
--------------------------------------------------------------------------------

The tax effects of significant items comprising the Company's net deferred income taxes as of December 31, 1995 and 1994 are as follows:

                                                                          1995                      1994
                                                                     ---------------------------------------
            Deferred tax assets:
                  Operating loss carryforwards                        $16,400,000                $13,509,000
                  Foreign tax credit carryforwards                      2,500,000                    549,000
            Valuation allowance                                        (4,000,000)                (6,231,000)
                                                                      -----------                -----------
            Total                                                      14,900,000                  7,827,000
                                                                      -----------                -----------
            Deferred tax liabilities:
                  Difference in basis of property                       3,500,000                  4,704,000
                  Undistributed earnings of foreign subsidiaries       11,400,000                  3,123,000
                                                                      -----------                -----------
            Total                                                      14,900,000                  7,827,000
                                                                      -----------                -----------
            Net deferred tax liability                                $     --                   $     --
                                                                      ===========                ===========

A comparison of the income tax expense at the federal statutory rate to the Company's provision for income taxes is as follows:

                                                                        1995                  1994                  1993
                                                                    ---------------------------------------------------------
             Income (loss) before income taxes:
                  United States                                     $(9,500,000)           $(4,363,000)        $(2,988,000)
                  Foreign                                            27,873,000             10,109,000          (1,841,000)
                                                                    -----------            -----------         -----------
             Total                                                  $18,373,000            $ 5,746,000         $(4,829,000)
                                                                    ===========            ===========         ===========

             Computed tax expense at the statutory rate             $ 6,431,000            $ 2,011,000         $(1,690,000)
             State income taxes, net of federal effect                  919,000                287,000
             Minority interest                                       (2,229,000)              (907,000)
             Other                                                     (412,000)                76,000
             Change in valuation allowance                           (2,231,000)              (769,000)          1,690,000
                                                                    -----------            -----------         -----------
             Provision for income taxes                             $ 2,478,000            $   698,000         $    --
                                                                    ===========            ===========         ===========

The provisions for income taxes for 1995 and 1994 consist primarily of foreign income taxes currently payable. The Company is providing for deferred income taxes on undistributed earnings of foreign subsidiaries.

The Company has provided a valuation allowance for the excess benefits of operating loss and tax credit carryforwards. As of December 31, 1995, the Company had, for federal income tax purposes, operating loss carryforwards of approximately $41.0 million, expiring in the years 2003 through 2010. If the carryforwards are ultimately realized, approximately $3.0 million will be credited to additional paid-in capital for tax benefits associated with deductions for income tax purposes related to stock options.

NOTE 7 - STOCK OPTIONS
--------------------------------------------------------------------------------

The Company adopted its 1988 Stock Option Plan in December 1988 authorizing options to acquire up to 418,824 shares of common stock. Under the plan, incentive stock options were granted to key employees and other options, stock or bonus rights were granted to key employees, directors, independent contractors and consultants at prices equal to or below market price, exercisable over various periods.

The Company adopted its 1989 Nonstatutory Stock Option Plan during 1989 covering 2,000,000 shares of common stock which were granted to key employees, directors, independent contractors and consultants at prices equal to or below market prices, exercisable over various periods. The plan was amended during 1990 to add 1,960,000 shares of common stock to the plan.

As shares became exercisable under the 1988 and 1989 plans, the Company recorded compensation expense (a portion of which is associated with exploration overhead and is therefore capitalized) to the extent that the market price on

                           BENTON OIL AND GAS COMPANY



the date of grant exceeded the option price. For the year ended December 31, 1993, compensation expense of $142,420 was recorded.

In September 1991, the Company adopted the 1991-1992 Stock Option Plan and the Directors' Stock Option Plan. The 1991-1992 Stock Option Plan permits the granting of stock options to purchase up to 2,500,000 shares of the Company's common stock in the form of incentive stock options ("ISOs") and nonqualified stock options ("NQSOs") to officers and employees of the Company. Options may be granted as ISOs, NQSOs or a combination of each, with exercise prices not less than the fair market value of the common stock on the date of the grant. The amount of ISOs that may be granted to any one participant is subject to the dollar limitations imposed by the Internal Revenue Code of 1986, as amended. In the event of a change in control of the Company, all outstanding options become immediately exercisable to the extent permitted by the 1991-1992 Stock Option Plan. All options granted to date under the 1991-1992 Stock Option Plan vest ratably over a three-year period from their dates of grant.

The Directors' Stock Option Plan permits the granting of nonqualified stock options ("Director NQSOs") to purchase up to 400,000 shares of common stock to nonemployee directors of the Company. Upon election as a director and annually thereafter, each individual who serves as a nonemployee director automatically is granted an option to purchase 10,000 shares of common stock at a price not less than the fair market value of common stock on the date of grant. All Director NQSOs vest automatically on the date of the grant of the options.

                                                                                                  1989 Nonstatutory
                                                  1988 Stock Option Plan                          Stock Option Plan
                                     ------------------------------------------------------------------------------------------
                                        Option            Option       Currently        Option         Option        Currently
                                        Prices            Shares      Exercisable       Prices         Shares       Exercisable
                                     ------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993           $1.17 to $4.89       113,633      113,633     $1.39 to $11.75   1,252,146        852,148
Options cancelled                                                      =======        $2.55            (40,000)       =======
Options exercised                         $1.17           (33,633)                 $1.39 to $4.89     (250,579)
                                                          -------                                     --------
BALANCE AT DECEMBER 31, 1993                               80,000       80,000                         961,567        951,567
Options exercised                                                      =======     $2.81 to $4.89      (23,000)       =======
                                                          -------                                     --------
BALANCE AT DECEMBER 31, 1994              $4.89            80,000       80,000                         938,567        938,567
Options exercised                         $4.89           (80,000)     =======     $1.39 to $4.89      (82,900)       =======
                                                          -------                                     --------
BALANCE AT DECEMBER 31, 1995                                    0            0     $1.39 to $11.75     855,667        855,667
                                                          =======      =======                         =======        =======

                                                      1991 - 1992
                                                    Stock Option Plan                      Directors' Stock Option Plan
                                   --------------------------------------------------------------------------------------------
                                         Option          Option        Currently       Option          Option        Currently
                                         Prices          Shares       Exercisable      Prices          Shares       Exercisable
                                   --------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993         $5.25 to $10.125      838,000        109,334     $6.25 to $10.25     80,000          9,999
Options granted                    $8.13 to $8.75        345,000        =======          $7.00          40,000        =======
Options cancelled                  $7.75 to $10.125      (70,000)
                                                       ---------                                       -------
BALANCE AT DECEMBER 31, 1993                           1,113,000        365,332                        120,000         36,667
Options granted                    $5.63 to $9.125       825,000        =======          $6.813         40,000        =======
Options cancelled                       $10.125           (3,000)
                                                       ---------                                       -------
BALANCE AT DECEMBER 31, 1994                           1,935,000        733,334                        160,000        160,000
Options granted                    $9.00 to $15.25       527,500        =======          $11.50         30,000        =======
Options cancelled                  $5.25 to $7.00        (56,667)
Options exercised                  $5.25 to $10.125     (109,680)
                                                       ---------                                       -------
BALANCE AT DECEMBER 31, 1995       $5.50 to $15.25     2,296,153      1,163,655     $6.25 to $11.50    190,000        190,000
                                                       =========      =========                        =======        =======

In addition to options issued pursuant to the plans, options for 80,000 and 135,000 shares of common stock were issued in 1994 and 1993, respectively, to individuals other than officers, directors or employees of the Company at prices ranging from $5.63 to $10.25. The options vest over three to four years and at December 31, 1995, 234,000 options were outstanding of which 140,667 options were vested.

                           BENTON OIL AND GAS COMPANY



NOTE 8 - STOCK WARRANTS
--------------------------------------------------------------------------------

During the years ended December 31, 1991, 1992, 1994 and 1995, the Company issued a total of 690,793, 658,617, 450,000 and 125,000 warrants, respectively. Each warrant entitles the holder to purchase one share of common stock at the exercise price of the warrant. Substantially all the warrants are immediately exercisable upon issuance.

In April 1991, 655,813 warrants were issued in connection with the privately placed sale of the Company's common stock. In October 1991, the Company issued 34,980 warrants to a placement agent who marketed the Company's 8% convertible subordinated notes.

In January 1992, 29,841 warrants were issued to a placement agent who sold shares in the public offering of the Company's stock. In February 1992, 37,118 warrants were issued in connection with the marketing of working interests in a well the Company drilled. Also in February 1992, 25,000 warrants were issued in connection with an acquisition of a working interest in a well of which 155 were exercised during the year ended December 31, 1995. In April 1992, 31,400 warrants were issued to a placement agent who marketed the Company's 8% convertible subordinated debentures and in July 1992, 5,000 warrants were issued to a consultant to the Company of which 2,500 and 1,000 were exercised during the years ended December 31, 1993 and 1995, respectively. The Company was the managing general partner of two limited partnerships that were liquidated in November 1992. In October 1992, 530,258 warrants were issued to the partners in these partnerships in connection with the liquidation of which 2,000 were exercised during the year ended December 31, 1995.

In September 1994, 250,000 warrants were issued in connection with the issuance of $15 million in senior unsecured notes and in December 1994, 50,000 warrants were issued in connection with a revolving secured credit facility.

In July 1994, the Company issued warrants entitling the holder to purchase a total of 150,000 shares of common stock at $7.50 per share, subject to adjustment in certain circumstances, that are exercisable on or before July 2004. 50,000 warrants were immediately exercisable, and 50,000 warrants become exercisable each July in 1995 and 1996.

In June 1995, 125,000 warrants were issued in connection with the issuance of $20 million in senior unsecured notes.

The dates the warrants were issued, the expiration dates, the exercise prices and the number of warrants issued and outstanding at December 31, 1995 were:

         Date Issued             Expiration Date           Exercise Price            Issued              Outstanding
--------------------------------------------------------------------------------------------------------------------
         April 1991                April 1996                  $14.41*              592,786               592,786
         April 1991                April 1996                   11.56*               63,027                63,027
        October 1991              October 1996                  14.07                34,980                34,980
        January 1992              January 1997                  12.03                29,841                29,841
        February 1992             February 1997                 14.63*               37,118                37,118
        February 1992             February 1997                  9.00                25,000                24,845
         April 1992                April 1997                   10.30                31,400                31,400
          July 1992                 July 1997                    7.30                 5,000                 1,500
        October 1992              October 1997                  10.00               530,258               528,258
          July 1994                 July 2004                    7.50               150,000               150,000
       September 1994            September 2002                  9.00               250,000               250,000
        December 1994             December 2004                 12.00                50,000                50,000
          June 1995                 June 2007                   17.09               125,000               125,000
                                                                                  ---------             ---------
                                                                                  1,924,410             1,918,755
                                                                                  =========             =========

* Price represents weighted average price.

NOTE 9 - RUSSIAN EXPORT TARIFF
--------------------------------------------------------------------------------

For the year ended December 31, 1994, the Company recorded an expense for the Russian export tariff of $1,397,317 which is included in lease operating expenses and production taxes. GEOILBENT received a waiver from the export tariff for 1995. Russia has recently announced that, in July 1996, such oil export tariffs will be terminated in conjunction with a loan agreement with the International Monetary Fund. It is anticipated that the tariff on oil exporters may be replaced by an excise, pipeline or other tax levied on all oil producers, but it is currently unclear how such other tax

                           BENTON OIL AND GAS COMPANY



rates and regimes will be set and administered. The Russian regulatory environment continues to be volatile and the Company is unable to predict the availability of the waiver for the future.


NOTE 10 - VENEZUELA OPERATIONS
--------------------------------------------------------------------------------

On July 31, 1992, the Company and its partner, Venezolana de Inversiones y Construcciones Clerico, C.A. ("Vinccler"), signed an operating service agreement to reactivate and further develop three Venezuelan oil fields with Lagoven, S.A., an affiliate of the national oil company, Petroleos de Venezuela, S.A. The operating service agreement covers the Uracoa, Bombal and Tucupita fields that comprise the South Monagas unit. Under the terms of the operating service agreement, Benton-Vinccler, a corporation owned 80% by the Company and 20% by Vinccler, is a contractor for Lagoven and is responsible for overall operations of the South Monagas unit, including all necessary investments to reactivate and develop the fields comprising the unit. Benton-Vinccler receives an operating fee in U.S. dollars deposited into a U.S. commercial bank account for each barrel of crude oil produced (subject to periodic adjustments to reflect changes in a special energy index of the U.S. Consumer Price Index) and is reimbursed according to a prescribed formula in U.S. dollars for its capital costs, provided that such operating fee and cost recovery fee cannot exceed the maximum dollar amount per barrel set forth in the agreement (which amount is periodically adjusted to reflect changes in the average of certain world crude oil prices). The Venezuelan government maintains full ownership of all hydrocarbons in the fields.

Pursuant to the original joint venture agreement, the Company and Vinccler each owned a 50% interest in a joint venture which operated the South Monagas unit. Effective January 1, 1994, the operating service agreement and the joint venture assets and liabilities were transferred to Benton-Vinccler, a corporation in which the Company and Vinccler each owned 50% of the capital stock. On March 4, 1994, the Company acquired capital stock from Vinccler representing an additional 30% ownership interest in Benton-Vinccler for $3 million in cash, $10 million in non-interest bearing notes payable (with a present value of $9.2 million assuming a 10% interest rate) payable in various installments over 24 months and 200,000 shares of the Company's common stock. The excess of the purchase price over the book value of the 30% interest was allocated to oil and gas properties. The final installment on the non-interest bearing notes of $1 million, originally due in January 1996, has been extended to July 1996, with interest at 13% during the extension period.

Prior to the acquisition of the additional 30% interest in Benton-Vinccler, the Company's interest in the Venezuelan joint venture was proportionately consolidated based on its ownership interest. Effective with the acquisition of the additional 30% interest in Benton-Vinccler, the Company has included Benton-Vinccler in its consolidated financial statements, with the 20% owned by Vinccler reflected as a minority interest.

NOTE 11 - RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

On December 31, 1993, the Company guaranteed a loan made to Mr. A.E. Benton, its Chief Executive Officer, for $300,000. In January 1994, the Company loaned $800,000 to Mr. Benton with interest at prime plus 1%; in September 1994, Mr. Benton made a payment of $207,014 against this loan. In December 1995, the Company purchased a home from Mr. Benton for $1.73 million, based on independent appraisals, and from the proceeds Mr. Benton repaid the balance owed to the Company of $592,986 plus accrued interest and the $300,000 loan guaranteed by the Company. The home, which the Company anticipates selling in 1996, has been included in other assets as of December 31, 1995.

NOTE 12 - EARNINGS PER SHARE
--------------------------------------------------------------------------------

Primary earnings per common share are computed by dividing net income (loss) by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are shares which may be issuable upon exercise of outstanding stock options and warrants; however, they are not included in the computation for the year ended December 31, 1993, since their effect would be to reduce the net loss per share and for the year ended December 31, 1994, because their effect would result in dilution of less than 3%. Fully diluted earnings per share are not presented because they are not materially different from primary earnings per share. Total weighted average shares outstanding during the years ended December 31, 1995, 1994 and 1993 were 26,673,483, 24,850,922 and
18,608,770, respectively.

                           BENTON OIL AND GAS COMPANY



NOTE 13 - MAJOR CUSTOMERS
--------------------------------------------------------------------------------

The Company is principally involved in the business of oil and gas exploration and production. Oil and gas purchasers that represented more than 10% of oil and gas revenues were Lagoven, S.A. (79%) for the year ended December 31, 1995; Lagoven, S.A. (67%) and Texon Corporation (10%) for the year ended December 31, 1994; and Texon Corporation (63%) and Lagoven, S.A. (18%) for the year ended December 31, 1993.

NOTE 14 - SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

SALE OF GULF COAST PROPERTIES

In March 1996, the Company entered into an agreement with Shell to sell its Gulf Coast properties for approximately $35.4 million. The sale, which includes virtually all of the Company's United States oil and gas reserves, is expected to close in April 1996 and result in a gain of approximately $7.5 million after adjustments for revenues and expenses subsequent to the effective date of December 31, 1995. In conjunction with this sale, the Company agreed to repay $35 million in senior unsecured notes (see Note 3). Repayment of the notes, which is contingent on the closing of the sale, will include estimated prepayment premiums of approximately $11.1 million. The repayment will be made $18.4 million at the closing of the sale and the balance of $27.7 million on the completion of certain refinancing arrangements, required to be no later than June 30, 1996. Additionally, with respect to a revolving credit facility secured by these properties, the Company will repay $5.0 million to the lending institution and up to $1.8 million to the arranging financial institution pursuant to a credit enhancement agreement. Assuming the sale closes in April, the gain on sale of properties will be recorded in the second quarter of 1996. The debt prepayment premiums and related costs will be recognized as an extraordinary loss, also in the second quarter of 1996.

Had the sale occurred on December 31, 1995, the pro forma effects of the transaction on the consolidated balance sheet as of December 31, 1995 would be an increase in cash of $9.6 million and reductions in oil and gas properties of $22.9 million, other assets of $0.3 million and long term debt of $12.3 million. Retained earnings after giving effect to the sale would decrease by $1.3 million.

Assuming the sale had occured on January 1, 1995, pro forma effects on the consolidated statement of operations for the year ended December 31, 1995 would include reductions in oil and gas revenues, lease operating costs and production taxes and depletion of $7.4 million, $1.0 million and $4.0 million, respectively. Interest expense would also be reduced by $2.7 million. Income from continuing operations and earnings per share, before charges and credits related to this transaction, would increase $0.2 million and $.01, respectfully.

PARTNERSHIP EXCHANGE OFFER AND SALE OF PROPERTIES

In January 1996, the Company completed an exchange offer under which it issued 168,362 shares of common stock and warrants to purchase 587,783 shares of common stock in exchange for the outstanding limited partnership interests in the three remaining limited partnerships. The shares of common stock were valued at $1.9 million, which was allocated to oil and gas properties. The oil and gas properties were immediately sold at their approximate book value. The warrants, which were issued as an inducement to the participants to accept the Exchange Offer, were valued at $3.64 each, or a total of $2.1 million, and will be charged to expense in the first quarter of 1996.

                           BENTON OIL AND GAS COMPANY



NOTE 15 - OIL AND GAS ACTIVITIES
--------------------------------------------------------------------------------

Total costs incurred in oil and gas acquisition, exploration and development activities were:

                                                 Venezuela               Russia            United States          Total
                                               ----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
    Property acquisition costs                                                             $     435,575       $    435,575
    Development costs                          $ 54,533,329           $ 12,373,856             5,463,239         72,370,424
    Exploration costs                               112,054                                      593,367            705,421
                                               ------------           ------------         -------------       -------------
                                               $ 54,645,383           $ 12,373,856         $   6,492,181       $ 73,511,420
                                               ============           ============         =============       ============

YEAR ENDED DECEMBER 31, 1994
    Property acquisition costs                 $ 13,446,757                                $     875,129       $ 14,321,886
    Development costs                            24,676,748           $  8,654,730             2,993,728         36,325,206
    Exploration costs                               265,856                                    2,542,935          2,808,791
                                               ------------           ------------         -------------       ------------
                                               $ 38,389,361           $  8,654,730         $   6,411,792       $ 53,455,883
                                               ============           ============         =============       ============
YEAR ENDED DECEMBER 31, 1993
    Property acquisition costs                                                             $     380,178       $    380,178
    Development costs                          $  6,307,756           $ 10,483,807             2,149,632         18,941,195
    Exploration costs                               373,348                                    6,258,127          6,631,475
                                               ------------           ------------         -------------       ------------
                                               $  6,681,104           $ 10,483,807         $   8,787,937       $ 25,952,848
                                               ============           ============         =============       ============

The Company's aggregate amount of capitalized costs related to oil and gas producing activities consists of the following at December 31:

                                                 Venezuela               Russia            United States           Total
                                              -----------------------------------------------------------------------------
DECEMBER 31, 1995
    Proved property costs                      $ 93,910,671           $ 37,070,018                             $130,980,689
    Costs excluded from amortization             14,001,386              3,214,849          $    709,136         17,925,371
    Properties held for sale (net of
      accumulated depletion of $8,344,830)                                                    22,885,176         22,885,176
    Oilfield inventories                          5,306,735                                       12,579          5,319,314
    Less accumulated depletion                  (16,620,070)            (2,449,846)                             (19,069,916)
                                               ------------           ------------          ------------       ------------
                                               $ 96,598,722           $ 37,835,021          $ 23,606,891       $158,040,634
                                               ============           ============          ============       ============
DECEMBER 31, 1994
    Proved property costs                      $ 46,523,663           $ 25,482,193          $ 27,508,414       $ 99,514,270
    Costs excluded from amortization              6,743,012              2,428,818             7,523,454         16,695,284
    Oilfield inventories                          1,228,225                                       16,385          1,244,610
    Less accumulated depletion                   (5,227,293)              (937,025)          (13,278,505)       (19,442,823)
                                               ------------           ------------          ------------       ------------
                                               $ 49,267,607           $ 26,973,986          $ 21,769,748       $ 98,011,341
                                               ============           ============          ============       ============
DECEMBER 31, 1993
    Proved property costs                      $  8,074,023           $ 16,832,410          $ 40,197,929       $ 65,104,362
    Costs excluded from amortization                                     2,423,871             9,551,744         11,975,615
    Less accumulated depletion                     (229,080)               (99,207)           (9,031,202)        (9,359,489)
                                               ------------           ------------          ------------       ------------
                                               $  7,844,943           $ 19,157,074          $ 40,718,471       $ 67,720,488
                                               ============           ============          ============       ============

The Company regularly evaluates its unproved properties to determine whether impairment has occurred. The Company has excluded from amortization its interest in unproved properties, the cost of uncompleted exploratory activities, and portions of major development costs. The principal portion of such costs are expected to be included in amortizable costs during the next two years.

                           BENTON OIL AND GAS COMPANY


Excluded costs at December 31, 1995 consisted of the following by year incurred:

                                   Total                 1995               1994                1993         Prior to 1993
                              --------------------------------------------------------------------------------------------
Property acquisition costs     $ 1,412,850           $  786,032        $     4,947         $     7,164        $   614,707
Development costs               15,656,320            7,345,220          6,509,100           1,802,000
Exploration costs                  856,201              513,417            342,784
                               -----------           ----------        -----------         -----------        -----------
                               $17,925,371           $8,644,669        $ 6,856,831         $ 1,809,164        $   614,707
                               ===========           ==========        ===========         ===========        ===========


Results of operations for oil and gas producing activities were:

                                                     Venezuela            Russia          United States          Total
                                                  -----------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 1995
   Oil and gas revenues                           $  49,173,832        $  6,016,297       $  7,682,768       $ 62,872,897
   Expenses:
      Lease operating costs and production taxes      6,482,775           2,763,860          1,456,162         10,702,797
      Depletion                                      11,392,777           1,512,821          4,187,440         17,093,038
                                                  -------------        ------------       ------------       ------------
        Total expenses                               17,875,552           4,276,681          5,643,602         27,795,835
                                                  -------------        ------------       ------------       ------------
      Results of operations from oil and gas
        producing activities                      $  31,298,280        $  1,739,616       $  2,039,166       $ 35,077,062
                                                  =============        ============       ============       ============

YEAR ENDED DECEMBER 31, 1994
   Oil and gas revenues                           $  21,472,015        $  3,512,940       $  7,286,723       $ 32,271,678
   Expenses:
      Lease operating costs and production taxes      3,807,434           2,832,621          2,891,209          9,531,264
      Depletion                                       4,998,213             837,818          4,247,303         10,083,334
                                                  -------------        ------------       ------------       ------------
        Total expenses                                8,805,647           3,670,439          7,138,512         19,614,598
                                                  -------------        ------------       ------------       ------------
      Results of operations from oil and gas
        producing activities                      $  12,666,368        $   (157,499)      $    148,211       $ 12,657,080
                                                  =============        ============       ============       ============

YEAR ENDED DECEMBER 31, 1993
   Oil and gas revenues                           $   1,332,927        $    323,928       $  5,565,455       $  7,222,310
   Expenses:
      Lease operating costs and production taxes      1,164,453             458,301          3,487,510          5,110,264
      Depletion                                         229,080              99,207          2,142,133          2,470,420
                                                  -------------        ------------       ------------       ------------
        Total expenses                                1,393,533             557,508          5,629,643          7,580,684
                                                  -------------        ------------       ------------       ------------
      Results of operations from oil and gas
        producing activities                      $     (60,606)       $   (233,580)      $    (64,188)      $   (358,374)
                                                  =============        ============       ============       ============

Results of operations in Russia reflect the twelve months ended December 31, 1993 and 1994 and the nine months ended September 30, 1995 (see Note 1). The Company estimates that oil and gas revenues and expenses for the quarter ended December 31, 1995 would both amount to approximately $2.5 million, and will be included in the Company's consolidated results of operations for the first quarter of 1996.

In May 1994, the Company entered into a commodity hedge agreement designed to reduce a portion of the Company's risk from oil price movements. Pursuant to the hedge agreement, the Company will receive $16.82 per Bbl and will pay the average price per Bbl of West Texas Intermediate Light Sweet Crude Oil. Such terms apply to production of 1,000 Bbl of oil per day for 1994, 1,250 Bbl of oil per day in 1995 and 1,500 Bbl of oil per day for 1996. During the years ended December 31, 1995 and 1994, respectively, the Company incurred losses of $716,203 and $328,868, respectively, under the hedge agreement which reduced oil and gas sales. The Company is exposed to credit loss in the event of non-performance by the counterparty. The Company anticipates, however, that the counterparty will be able to fully satisfy its obligation under the contract.

QUANTITIES OF OIL AND GAS RESERVES (UNAUDITED)
--------------------------------------------------------------------------------

Proved reserves are estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. All Venezuelan reserves are attributable to an operating service agreement between the Company and Lagoven, S.A., under which all mineral rights are owned by the government of Venezuela. Sales of reserves in place in 1994 and 1995 include reserves related to the United States properties sold in March 1995 (see Note 2) and in March 1996 (see Note 14), respectively.

                           BENTON OIL AND GAS COMPANY



The evaluations of the oil and gas reserves as of December 31, 1995, 1994, 1993 and 1992 were audited by Huddleston & Co., Inc., independent petroleum engineers.

                                                                                                       Minority
                                                                                United                Interest in
                                                     Venezuela     Russia       States       Total     Venezuela     Net Total
                                                    --------------------------------------------------------------------------
PROVED RESERVES - CRUDE OIL, CONDENSATE,
AND GAS LIQUIDS (MBBLS)

YEAR ENDED DECEMBER 31, 1995
  Proved reserves beginning of year                   60,707       17,540          233       78,480     (12,141)      66,339
   Revisions of previous estimates                   (12,877)                     (107)     (12,984)      2,575      (10,409)
   Extensions, discoveries and improved recovery      31,219        5,569           91       36,879      (6,243)      30,636
   Production                                         (5,456)        (491)         (69)      (6,016)      1,091       (4,925)
   Sales of reserves in place                                                     (148)        (148)                    (148)
                                                      ------       ------      -------       ------     -------      -------
  Proved reserves end of year                         73,593       22,618            0       96,211     (14,718)      81,493
                                                      ======       ======      =======      ======     =======       =======
YEAR ENDED DECEMBER 31, 1994
  Proved reserves beginning of year                   19,389       10,121       10,258       39,768                   39,768
   Revisions of previous estimates                    (2,583)        (201)       1,819         (965)        517         (448)
   Purchases of reserves in place                     19,389                                 19,389      (7,756)      11,633
   Extensions, discoveries and improved recovery      27,032        7,914          152       35,098      (5,406)      29,692
   Production                                         (2,520)        (294)        (226)      (3,040)        504       (2,536)
   Sales of reserves in place                                                  (11,770)     (11,770)                 (11,770)
                                                      ------       ------      -------      ------     -------       -------
  Proved reserves end of year                         60,707       17,540          233       78,480     (12,141)      66,339
                                                      ======       ======      =======      ======     =======       =======
YEAR ENDED DECEMBER 31, 1993
  Proved reserves beginning of year                    8,966        8,133       13,194       30,293                   30,293
   Revisions of previous estimates                        32          259       (2,490)      (2,199)                  (2,199)
   Extensions, discoveries and improved recovery      10,551        1,757          132       12,440                   12,440
   Production                                           (160)         (28)        (292)        (480)                    (480)
   Sales of reserves in place                                                     (286)        (286)                    (286)
                                                      ------       ------      -------      ------                   -------
  Proved reserves end of year                         19,389       10,121       10,258       39,768                   39,768
                                                      ======       ======      =======      ======                   =======
PROVED DEVELOPED RESERVES AT:
  December 31, 1995                                   30,032        3,475                    33,507      (6,006)      27,501
  December 31, 1994                                   12,580        2,772          155       15,507      (2,516)      12,991
  December 31, 1993                                    3,999          400        8,153       12,552                   12,552
  January 1, 1993                                      2,269                    10,905       13,174                   13,174

PROVED RESERVES - NATURAL GAS (MMCF)
YEAR ENDED DECEMBER 31, 1995
  Proved reserves beginning of year                                             16,077       16,077                   16,077
   Revisions of previous estimates                                              (5,395)      (5,395)                  (5,395)
   Extensions, discoveries and improved recovery                                12,927       12,927                   12,927
   Production                                                                   (3,785)      (3,785)                  (3,785)
   Sales of reserves in place                                                  (19,818)     (19,818)                 (19,818)
                                                                               -------      -------                  -------
  Proved reserves end of year                                                        6            6                        6
                                                                               =======      ========                 =======
YEAR ENDED DECEMBER 31, 1994
  Proved reserves beginning of year                                             18,099       18,099                   18,099
   Revisions of previous estimates                                              (1,120)      (1,120)                  (1,120)
   Extensions, discoveries and improved recovery                                 9,153        9,153                    9,153
   Production                                                                   (2,062)      (2,062)                  (2,062)
   Sales of reserves in place                                                   (7,993)      (7,993)                  (7,993)
                                                                               -------      -------                  -------
  Proved reserves end of year                                                   16,077       16,077                   16,077
                                                                               =======      ========                 =======
YEAR ENDED DECEMBER 31, 1993
  Proved reserves beginning of year                                             19,455       19,455                   19,455
   Revisions of previous estimates                                              (3,400)      (3,400)                  (3,400)
   Extensions, discoveries and improved recovery                                 2,820        2,820                    2,820
   Production                                                                     (233)        (233)                    (233)
   Sales of reserves in place                                                     (543)        (543)                    (543)
                                                                               -------      -------                  -------
  Proved reserves end of year                                                   18,099       18,099                   18,099
                                                                               =======      ========                 =======
PROVED DEVELOPED RESERVES AT:
  December 31, 1995                                                                  6            6                        6
  December 31, 1994                                                              8,385        8,385                    8,385
  December 31, 1993                                                              6,584        6,584                    6,584
  January 1 , 1993                                                               9,930        9,930                    9,930

                           BENTON OIL AND GAS COMPANY




   (1) The Securities and Exchange Commission requires the reserve presentation to be calculated using year-end prices and costs and assuming a continuation of existing economic conditions. Proved reserves cannot be measured exactly, and the estimation of reserves involves judgmental determinations. Reserve estimates must be reviewed and adjusted periodically to reflect additional information gained from reservoir performance, new geological and geophysical data and economic changes. The above estimates are based on current technology and economic conditions, and the Company considers such estimates to be reasonable and consistent with current knowledge of the characteristics and extent of production. The estimates include only those amounts considered to be Proved Reserves and do not include additional amounts which may result from new discoveries in the future, or from application of secondary and tertiary recovery processes where facilities are not in place.

   (2) Proved Developed Reserves are reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. This classification includes:

        (a) Proved developed producing reserves which are reserves expected to be recovered through existing completion intervals now open for production in existing wells; and

        (b) Proved developed nonproducing reserves which are reserves that exist behind the casing of existing wells which are expected to be produced in the predictable future, where the cost of making such oil and gas available for production should be relatively small compared to the cost of a new well.

        Any reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing primary recovery methods are included as Proved Developed Reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

   (3) Proved Undeveloped Reserves are Proved Reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units, which are reasonably certain of production when drilled.

        Proved Reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. No estimates for Proved Undeveloped Reserves are attributable to or included in this table for any acreage for which an application of fluid injection or other improved recovery technique is contemplated unless proved effective by actual tests in the area and in the same reservoir.

   (4) The Company's engineering estimates indicate that a significant quantity of natural gas reserves (net to the Company's interest) will be developed and produced in association with the development and production of the Company's proved oil reserves in Russia. The Company expects that, due to current market conditions, it will initially reinject or flare such associated natural gas production, and accordingly, no future net revenue has been assigned to these reserves. Under the joint venture agreement, such reserves are owned by the Company in the same proportion as all other hydrocarbons in the field, and subsequent changes in conditions could result in the assignment of value to these reserves.

   (5) Changes in previous estimates of proved reserves result from new information obtained from production history and changes in economic factors.


STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVE QUANTITIES (UNAUDITED)
--------------------------------------------------------------------------------

The standardized measure of discounted future net cash flows is presented in accordance with the provisions of SFAS No. 69. In preparing this data, assumptions and estimates have been used, and the Company cautions against viewing this information as a forecast of future economic conditions.

Future cash inflows were estimated by applying year-end prices, adjusted for fixed and determinable escalations provided by contract, to the estimated future production of year-end proved reserves. Future cash inflows were reduced by estimated future production and development costs to determine pre-tax cash inflows. Future income taxes were estimated by applying the year-end statutory tax rates to the future pre-tax cash inflows, less the tax basis of the properties involved, and adjusted for permanent differences and tax credits and allowances. The resultant future net cash inflows are discounted using a ten percent discount rate.

                           BENTON OIL AND GAS COMPANY



Russia has established an export tariff on all oil produced in and exported from Russia. GEOILBENT received a waiver from the export tariff for 1995. For purposes of estimating future net cash flows, the export tariff was applied to the Company's Russian production for the remainder of the life of the operations after 1995, although the Company believes that additional waivers may be obtained in the future. The discounted value of the waiver net to the Company's interest as of December 31, 1994 was approximately $3 million. Russia has recently announced that in July 1996, such oil export tariffs will be terminated in conjunction with a loan agreement with the International Monetary Fund. It is anticipated that the tariff on oil exporters may be replaced by an excise or other duty levied on all oil producers, but it is currently unclear how such other tax rates and regimes will be set and administered. For purposes of estimating future net cash flows, a tariff of approximately $1.84 per Bbl has been applied to all future production.

STANDARDIZED MEASURE
--------------------

                                                                                                     Minority
                                                                            United                  Interest in
                                           Venezuela       Russia           States       Total       Venezuela     Net Total
                                        ------------------------------------------------------------------------------------
                                                                         (amounts in thousands)
DECEMBER 31, 1995
   Future cash inflow                     $ 652,110      $ 283,630     $       19      $ 935,759     ($ 130,422)  $ 805,337
   Future production costs                 (170,328)      (102,783)            (2)      (273,113)        34,066    (239,047)
   Other related future costs               (76,368)       (36,686)             0       (113,054)        15,274     (97,780)
                                          ---------      ---------     ----------      ---------     ----------   ---------
   Future net revenue before income taxes   405,414        144,161             17        549,592        (81,082)    468,510
   10% annual discount for estimated
      timing of cash flows                 (118,498)       (58,800)            (1)      (177,299)        23,700    (153,599)
                                          ---------      ---------     ----------      ---------     ----------   ---------
   Discounted future net cash flows
      before income taxes                   286,916         85,361             16        372,293        (57,382)    314,911
   Future income taxes, discounted at
      10% per annum                         (80,371)       (29,927)             0       (110,298)        16,074     (94,224)
                                          ---------      ---------     ----------      ---------     ----------   ---------
   Standardized measure of discounted
      future net cash flows               $ 206,545      $  55,434     $       16      $ 261,995     ($  41,308)  $ 220,687
                                          =========      =========     ==========      =========     ==========   =========
DECEMBER 31, 1994
   Future cash inflow                      $528,214       $204,520        $32,091      $ 764,825      $(105,643)  $ 659,182
   Future production costs                  (64,950)       (98,767)        (3,760)      (167,477)        12,990    (154,487)
   Other related future costs               (79,486)       (25,378)        (2,002)      (106,866)        15,897     (90,969)
                                          ---------      ---------     ----------      ---------      ---------   ---------
   Future net revenue before income taxes   383,778         80,375         26,329        490,482        (76,756)    413,726
   10% annual discount for estimated
      timing of cash flows                 (114,948)       (31,542)        (7,672)      (154,162)        22,990    (131,172)
                                          ---------      ---------     ----------      ---------      ---------   ---------
   Discounted future net cash flows
      before income taxes                   268,830         48,833         18,657        336,320        (53,766)    282,554
   Future income taxes, discounted at
      10% per annum                         (96,127)       (16,435)          (371)      (112,933)        19,225     (93,708)
                                          ---------      ---------     ----------      ---------      ---------   ---------
   Standardized measure of discounted
      future net cash flows               $ 172,703      $  32,398     $   18,286      $ 223,387      $ (34,541)  $ 188,846
                                          =========      =========     ==========      =========      =========   =========
DECEMBER 31, 1993
   Future cash inflow                      $148,130      $ 111,333       $183,911      $ 443,374
   Future production costs                  (16,952)       (55,461)       (65,224)      (137,637)
   Other related future costs               (19,841)       (16,370)       (54,733)       (90,944)
                                          ---------      ---------     ----------      ---------
   Future net revenue before income taxes   111,337         39,502         63,954        214,793
   10% annual discount for estimated
      timing of cash flows                  (39,131)       (15,265)       (28,984)       (83,380)
                                          ---------      ---------     ----------      ---------
   Discounted future net cash flows
      before income taxes                    72,206         24,237         34,970        131,413
   Future income taxes, discounted at
      10% per annum                         (21,248)        (4,725)        (2,924)       (28,897)
                                          ---------      ---------     ----------      ---------
   Standardized measure of discounted
      future net cash flows               $  50,958      $  19,512     $   32,046      $ 102,516
                                          =========      =========     ==========      =========

                           BENTON OIL AND GAS COMPANY



                                                                          Years Ended December 31,

CHANGES IN STANDARDIZED MEASURE                             1995                   1994                      1993
                                                        ------------------------------------------------------------
                                                                           (amounts in thousands)

BALANCE, JANUARY 1                                       $ 223,387               $102,516                 $ 104,010
Changes resulting from:
Sales of oil and gas, net of related costs                 (52,170)               (22,741)                   (2,112)
Revisions to estimates of proved reserves:
   Pricing                                                  (6,990)                (6,243)                  (52,239)
   Quantities                                              (63,802)                (4,150)                   (6,292)
Sales of reserves in place                                 (28,102)               (28,664)                   (1,735)
Extensions, discoveries and improved recovery,
   net of future costs                                     170,037                169,860                    47,700
Purchases of reserves in place                                                     72,206
Accretion of discount                                       33,632                 13,142                    14,181
Change in income taxes                                       2,635                (84,036)                    8,903
Development costs incurred                                  47,657                 13,365                    10,480
Changes in timing and other                                (64,289)                (1,868)                  (20,380)
                                                         ---------               --------                 ---------
BALANCE, DECEMBER 31                                     $ 261,995               $223,387                 $ 102,516
                                                         =========               ========                 =========


NOTE 16 - QUARTERLY FINANCIAL DATA (UNAUDITED)
--------------------------------------------------------------------------------

Summarized quarterly financial data is as follows:

                                                                                     Quarter Ended
                                                          March 31             June 30       September 30     December 31 (a)
                                                        ---------------------------------------------------------------------
                                                                     (amounts in thousands, except per share data)
YEAR ENDED DECEMBER 31, 1995
Revenues                                                  $ 12,661           $ 13,209          $ 18,290         $ 20,908
Expenses                                                     8,678             10,327            12,735           14,955
                                                          --------           --------          --------         --------
Income before income taxes and minority interest             3,983              2,882             5,555            5,953
Income taxes                                                 1,079                892             1,308             (801)
                                                          --------           --------          --------         --------
                                                             2,904              1,990             4,247            6,754
Minority interest                                              863                880             1,343            2,218
                                                          --------           --------          --------         --------
Net income                                                $  2,041           $  1,110          $  2,904         $  4,536
                                                          ========           ========          ========         ========

Net income per common share                               $   0.08           $   0.04          $   0.11         $   0.17
                                                          ========           ========          ========         ========

YEAR ENDED DECEMBER 31, 1994
Revenues                                                  $  3,755           $  8,478          $  9,573         $ 12,899
Expenses                                                     4,834              6,649             6,726           10,750
                                                          --------           --------          --------         --------
Income (loss) before income taxes and minority interest     (1,079)             1,829             2,847            2,149
Income taxes                                                   --                 --                270              428
                                                          --------           --------          --------         --------
                                                            (1,079)             1,829             2,577            1,721
Minority interest                                               63                685               751              595
                                                          --------           --------          --------         --------
Net income (loss)                                         $ (1,142)          $  1,144          $  1,826         $  1,126
                                                          ========           ========          ========         ========

Net income (loss) per common share                        $  (0.05)          $   0.05          $   0.07         $   0.05
                                                          ========           ========          ========         ========

(a) The quarter ended December 31, 1995 does not include revenues and expenses related to GEOILBENT (see Note 15).

                                                                              51

                           BENTON OIL AND GAS COMPANY



STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

STOCK PRICE INFORMATION
-----------------------

The Company's common stock is listed on the NASDAQ under the symbol BNTN. The table below reflects the high, low and closing prices as well as the average daily volume for each quarter of 1994 and 1995.



Quarter Ended                       High          Low           Last      Avg. Daily Volume
                                   --------------------------------------------------------
1994
First Quarter                        7.00         4.25          5.63           238,900
Second Quarter                       7.63         5.38          7.25           145,000
Third Quarter                        7.75         6.50          7.19           140,100
Fourth Quarter                       9.13         7.00          9.13           131,400

1995
First Quarter                       11.13         8.63         11.00           146,900
Second Quarter                      15.13        10.25         13.88           277,000
Third Quarter                       13.88         9.50         11.13           197,100
Fourth Quarter                      16.13        10.13         15.00           245,700





DIVIDEND POLICY                                                       INDEPENDENT PUBLIC ACCOUNTANTS
---------------                                                       ------------------------------
The company paid no cash dividends in 1994 and 1995. It               Deloitte & Touche LLP
is anticipated that all earnings will be retained for the             1000 Wilshire Boulevard
growth of the Company's business and that cash dividends              Los Angeles, CA 90017-2472
will not be declared in the foreseeable future.
                                                                      LEGAL COUNSEL - CORPORATE
                                                                      -------------------------
STOCK TRANSFER AGENT AND REGISTRAR                                    Emens, Kegler, Brown, Hill & Ritter Co., L.P.A.
----------------------------------                                    65 East State Street, Suite 1800
Stockholders should refer specific questions concerning               Columbus, Ohio  43215
their stock certificates directly to the Transfer Agent and
Registrar.                                                            LEGAL COUNSEL - INTERNATIONAL
                                                                      -----------------------------
Wells Fargo Bank, N.A.                                                Baker & McKenzie
707 Wilshire Boulevard, 11th Floor                                    Two Embarcadero Center, 24th Floor
Los Angeles, CA90017                                                  San Francisco, CA 94111
(213) 614-5205
                                                                      INDEPENDENT PETROLEUM ENGINEERS
                                                                      -------------------------------
STOCK HELD IN "STREET NAME"                                           Huddleston & Co., Inc.
--------------------------                                            111 Fannin, Suite 1700
The Company maintains a direct mailing list to ensure that            Houston, TX  77002
stockholders with stock held in brokerage accounts
receive information on a timely basis. Stockholders                   INVESTOR INFORMATION
wanting their names added to this list should contact our             --------------------
Investor Relations Department at (805) 566-5600.                      A copy of the Company's annual report on Form 10-K or
                                                                      quarterly reports on Form 10-Q, as filed with the Securities
ANNUAL MEETING                                                        and Exchange Commission, are available at no charge
--------------                                                        upon written request to:
The Annual Meeting of Stockholders will be held:
Wednesday, July 10, 1996 at 10:00 a.m.                                Benton Oil and Gas Company
Four Seasons Biltmore Hotel                                           Investor Relations
1260 Channel Drive                                                    1145 Eugenia Place, Suite 200
Santa Barbara, CA  93108                                              Carpinteria, CA 93013
                                                                      (805) 566-5600

                                     [PHOTO]
The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1955) contained in this Report or made by management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and could cause actual results and plans for future periods to differ materially from those expressed or implied in any such forward-looking statements: fluctuations in oil and gas prices, changes in operating cost, overall economic conditions, political stability, currency and exchange risk, changes in existing or potential tariffs, duties or quotas, availability of additional exploration and development opportunities, availability of sufficient financing, changes in weather conditions, and ability to hire and train personnel.


                             Design by: Gray Design Associates, Westlake Village Printing by: T/O Printing, Westlake Village

                                  EXHIBIT D


                   BENTON'S QUARTERLY REPORTS ON FORM 10-Q
                            FOR THE QUARTERS ENDED
                       MARCH 31, 1996 AND JUNE 30, 1996

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-Q



(Mark One)
                  Quarterly Report Under Section 13 or 15(d)
   [X]              of the Securities Exchange Act of 1934
                For the Quarterly Period Ended March 31, 1996 or

               Transition Report Pursuant to Section 13 or 15(d)
 [  ]                 of the Securities Act of 1934 for the
                Transition Period from __________ to ___________

                          COMMISSION FILE NO. 1-10762

                    ________________________________________


                           BENTON OIL AND GAS COMPANY
             (Exact name of registrant as specified in its charter)


                         DELAWARE                                                       77-0196707
(State or other jurisdiction of incorporation or organization)            (I.R.S. Employer Identification Number)

             1145 EUGENIA PLACE, SUITE 200
                CARPINTERIA, CALIFORNIA                                                   93013
        (Address of principal executive offices)                                        (Zip Code)

       Registrant's telephone number, including area code (805) 566-5600


                  ___________________________________________


          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                           Yes   X    No _____

                  ___________________________________________


                   At May 10, 1996, 26,699,571 shares of the
                  Registrant's Common Stock were outstanding.

                                                                                                            2

                  BENTON OIL AND GAS COMPANY AND SUBSIDIARIES



PART I.    FINANCIAL INFORMATION

Item 1.      FINANCIAL STATEMENTS
                   Consolidated Balance Sheets at March 31, 1996
                        (Unaudited) and December 31, 1995  . . . . . . . . . . . . . . . . . . . . . . .    3
                   Consolidated Statements of Operations for the Three
                        Months Ended March 31, 1996 and 1995 (Unaudited) . . . . . . . . . . . . . . . .    4
                   Consolidated Statements of Cash Flows for the Three
                        Months Ended March 31, 1996 and 1995 (Unaudited) . . . . . . . . . . . . . . . .    5
                   Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . . . .    7

Item 2.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS   . . . . . . . . . . . . . . . . . . . . . . . . . . .   12

PART II.   OTHER INFORMATION

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   18



                                                                                                                        3
PART I. FINANCIAL INFORMATION
  Item 1. FINANCIAL STATEMENTS

                                            BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                                                    CONSOLIDATED BALANCE SHEETS
                                                                                              March 31,         December 31,
                                                                                                1996                 1995
                                                                                            ----------          -------------
                                                                                            (unaudited)
ASSETS
------
    CURRENT ASSETS:
        Cash and cash equivalents                                                           $7,803,966          $   6,179,998
        Restricted cash (Note 4)                                                            21,314,000             20,314,000
        Accounts receivable:
             Accrued oil and gas revenue                                                    29,854,256             22,069,217
             Joint interest and other                                                        4,572,824              2,869,962
        Prepaid expenses and other                                                             653,255                214,622
                                                                                        --------------         --------------
                 TOTAL CURRENT ASSETS                                                       64,198,301             51,647,799

    OTHER ASSETS                                                                             2,763,150              3,434,760

    PROPERTY AND EQUIPMENT (Notes 3, 5 and 8):
        Oil and gas properties (full cost method - costs of
             $18,830,911 and $17,925,371 excluded from
             amortization in 1996 and 1995, respectively)                                  192,853,214            177,110,550
        Furniture and fixtures                                                               2,792,878              2,539,233
                                                                                        --------------         --------------
                                                                                           195,646,092            179,649,783
        Accumulated depletion and depreciation                                             (27,714,584)           (19,982,244)
                                                                                        --------------          -------------
                                                                                           167,931,508            159,667,539
                                                                                         -------------           ------------
                                                                                          $234,892,959           $214,750,098
                                                                                          ============           ============
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
    CURRENT LIABILITIES:
        Accounts payable:
             Revenue distribution                                                           $5,782,376          $   2,692,751
             Trade and other                                                                18,903,497             19,777,018
        Accrued interest payable, payroll and related taxes                                  2,421,223              1,687,648
        Income taxes payable                                                                 4,919,607              1,039,166
        Short term borrowings (Note 4)                                                      21,307,604             21,905,480
        Current portion of long term debt (Note 3)                                           8,137,779              7,433,339
                                                                                        --------------         --------------
                 TOTAL CURRENT LIABILITIES                                                  61,472,086             54,535,402

    LONG TERM DEBT (Note 3)                                                                 46,050,082             49,486,306

    MINORITY INTEREST (Note 8)                                                               9,374,400              7,047,791

    COMMITMENTS AND CONTINGENCIES (Notes 3, 5, 7 and 9)


    STOCKHOLDERS' EQUITY (Notes 3 and 8):
        Preferred stock, par value $0.01 a share;
                 authorized 5,000,000 shares; outstanding, none
        Common stock, par value $0.01 a share;
                 authorized 40,000,000 shares; issued and
                 outstanding 26,092,559 and 25,508,605 shares at
                 March 31, 1996 and December 31, 1995, respectively                            260,926                255,086
        Additional paid-in capital                                                         105,745,506             97,745,794
        Retained earnings                                                                   11,989,959              5,679,719
                                                                                          ------------          -------------
                 TOTAL STOCKHOLDERS' EQUITY                                                117,996,391            103,680,599
                                                                                          ------------           ------------
                                                                                          $234,892,959           $214,750,098
                                                                                          ============           ============

See notes to consolidated financial statements.

                                                                                                                     4

                                            BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF OPERATIONS
                                                            (unaudited)

                                                                                     THREE MONTHS ENDED MARCH 31,
                                                                                 -----------------------------------
                                                                                    1996                      1995
                                                                                 -----------              ------------
REVENUES
     Oil and gas sales                                                           $31,284,923              $12,080,479
     Gain on exchange rates                                                        1,127,715                  131,717
     Investment earnings and other                                                   526,109                  448,970
                                                                                 -----------              ------------
                                                                                  32,938,747               12,661,166
                                                                                 -----------              ------------
EXPENSES
     Lease operating costs and production taxes                                    4,072,520                2,246,002
     Depletion, depreciation and amortization                                      7,732,801                3,145,067
     General and administrative                                                    3,647,460                1,668,772
     Interest                                                                      2,259,995                1,618,126
     Partnership exchange expenses (Note 2)                                        2,139,655
                                                                                 -----------              ------------
                                                                                  19,852,431                8,677,967
                                                                                 -----------              ------------
INCOME BEFORE INCOME TAXES
     AND MINORITY INTEREST                                                        13,086,316                3,983,199
INCOME TAX EXPENSE                                                                 4,449,467                1,079,416
                                                                                 -----------              ------------
INCOME BEFORE MINORITY INTEREST                                                    8,636,849                2,903,783
MINORITY INTEREST (Note 8)                                                         2,326,609                  862,675
                                                                                 -----------              ------------
NET INCOME FROM OPERATIONS                                                      $  6,310,240             $  2,041,108
                                                                                ============             ============
NET INCOME PER COMMON SHARE:
     Primary                                                                    $       0.23             $       0.08
                                                                                ============             ============
     Fully Diluted                                                              $       0.22             $       0.08
                                                                                ============             ============


See notes to consolidated financial statements.

                                                                                                                      5

                                            BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                                               CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                            (unaudited)

                                                                                         THREE MONTHS ENDED MARCH 31,
                                                                                      ----------------------------------
                                                                                          1996                  1995
                                                                                      ------------         -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                                            $  6,310,240         $   2,041,108

Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depletion, depreciation and amortization                                            7,732,801             3,145,067
     Net earnings from limited partnerships                                                                       (3,511)
     Amortization of financing costs                                                       281,061                28,578
     Loss on disposition of assets                                                                                10,632
     Partnership exchange expenses                                                       2,139,655
     Minority interest in undistributed earnings of subsidiary                           2,326,609               862,675
     Increase in accounts receivable                                                    (9,609,456)             (583,664)
     Increase in prepaid expense and other                                                (438,633)             (576,793)
     Increase in accounts payable                                                        2,419,608                67,530
     Increase (decrease) in accrued interest payable, payroll and related taxes            733,575              (390,996)
     Increase in income taxes payable                                                    3,880,440               788,068
                                                                                      ------------         -------------
          TOTAL ADJUSTMENTS                                                              9,465,660             3,347,586
                                                                                      ------------         -------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                                     15,775,900             5,388,694
                                                                                      ------------         -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of property and equipment                                        1,317,582            14,713,894
     Additions of property and equipment                                               (15,530,353)          (11,130,286)
     Increase in restricted cash                                                        (1,000,000)
     Distributions from limited partnerships                                               264,114
                                                                                      ------------         -------------
          NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                          (14,948,657)            3,583,608
                                                                                      ------------         -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from exercise of stock options and warrants                                1,070,820               188,890
     Proceeds from other short term borrowings                                           1,552,106
     Proceeds from issuance of notes payable                                             1,691,754             2,040,000
     Payments on other short term borrowings and notes payable                        (3,562,175)           (4,025,520)
     Decrease (increase) in other assets                                                    44,220              (159,465)
                                                                                      ------------         -------------
          NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                              796,725            (1,956,095)
                                                                                      ------------         -------------
          NET INCREASE IN CASH                                                           1,623,968             7,016,207

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                         6,179,998            14,192,568
                                                                                      ------------         -------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                            $  7,803,966         $  21,208,775
                                                                                      ============         =============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the period for interest expense                                 $  1,726,938         $   1,832,229
                                                                                      ============         =============
     Cash paid during the period for income taxes                                     $    424,706         $     176,825
                                                                                      ============         =============

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the three months ended March 31, 1995, the Company financed the purchase of oil and gas equipment in the amount of $2,337,860 and leased office equipment in the amount of $54,473.

During the three months ended March 31, 1996, $3,226,000 principal amount of the Company's 8% convertible notes and $58,000 principal amount of the Company's 8% convertible debentures were retired upon conversion into 275,082 and 5,865 shares of the Company's common stock, respectively.

During the three months ended March 31, 1996, the Company financed the purchase of oil and gas equipment and services in the amount of $272,655. Also during the three months ended March 31, 1996, the Company acquired the partners' interests in each of the three limited partnerships sponsored by the Company in exchange for an aggregate of 168,362 shares of the Company's common stock and warrants to purchase 587,783 shares of common stock at $11.00 per share, with a total value of $3,996,601.

See notes to consolidated financial statements.

                  BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                 THREE MONTHS ENDED MARCH 31, 1996 (UNAUDITED)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Benton Oil and Gas Company (the "Company") engages in the exploration, development, production and management of oil and gas properties.

The Company and its former subsidiary, Benton Oil and Gas Company of Louisiana, participated as the managing general partner of three oil and gas limited partnerships formed during 1989 through 1991. Under the provisions of the limited partnership agreements, the Company received compensation as stipulated therein, and functioned as an agent for the partnerships to arrange for the management, drilling, and operation of properties, and assumed customary contingent liabilities for partnership obligations. In January 1996, the Company issued an aggregate of 168,362 shares of common stock and warrants to purchase 587,783 shares of common stock at $11 per share in exchange for all outstanding limited partnership interests and liquidated the partnerships. (See
Note 2.)

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investment in the Russia joint venture ("GEOILBENT") is proportionately consolidated based on the Company's ownership interest. Beginning in 1995, GEOILBENT (owned 34% by the Company) has been included in the consolidated financial statements based on a fiscal period ending September 30. This change was made to provide adequate time for the accumulation and review of financial information from the joint venture for both quarterly and annual reporting purposes. This change did not have a material effect on the consolidated financial statements. All material intercompany profits, transactions and balances have been eliminated.

INTERIM REPORTING

In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of March 31, 1996, and the results of operations for the three month periods ended March 31, 1996 and 1995. The unaudited financial statements are presented in accordance with the requirements of Form 10-Q and do not include all disclosures normally required by generally accepted accounting principles. References should be made to the Company's consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1995 for additional disclosures, including a summary of the Company's accounting policies.

The results of operations for the three month period ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year.

EARNINGS PER SHARE

Earnings per common share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are shares which may be issuable upon exercise of outstanding stock options and warrants. Total weighted average common stock equivalent shares used to calculate primary earnings per common share for the three months ended March 31, 1996 and 1995 were 27,674,188 and 26,037,055, respectively.
Total weighted average common stock equivalent shares used to calculate fully diluted earnings per share for the three months ended March 31, 1996 and 1995 were 28,747,580 and 27,403,209, respectively.

PROPERTY AND EQUIPMENT

The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves are capitalized as incurred, including exploration overhead of $452,937 and $526,161 for the three months ended March 31, 1996 and 1995, respectively. Only overhead which is directly identified with acquisition, exploration or development activities is capitalized. All costs related to production, general corporate overhead and similar activities are expensed as incurred. The costs of oil and gas properties are accumulated in cost centers on a country by country basis, subject to a cost center ceiling (as defined by the Securities and Exchange Commission).

All capitalized costs of oil and gas properties (excluding unevaluated property acquisition and exploration costs) and the estimated future costs of developing proved reserves, are depleted over the estimated useful lives of the properties by application of the unit-of-production method using only proved oil and gas reserves. Excluded costs attributable to the Venezuelan, Russian and other cost centers at March 31, 1996 were $14,536,008, $3,366,031, and $928,872, respectively. Excluded costs attributable to the Venezuelan, Russian and other cost centers at December 31, 1995 were $14,001,386, $3,214,849 and $709,136, respectively. Depletion expense attributable to the Venezuelan, Russian and other cost centers for the three months ended March 31, 1996 was $5,475,593, $786,140 and $1,380,070 ($2.09, $3.52 and $6.47 per equivalent barrel), respectively. Depletion expense attributable to the Venezuelan, Russian and United States cost centers for the three months ended March 31, 1995 was $2,109,428, $328,136 and $628,270 ($1.99, $2.76 and $6.97 per equivalent barrel), respectively. Depreciation of furniture and fixtures is computed using the straight-line method, with depreciation rates based upon the estimated useful life applied to the cost of each class of property. Depreciation expense was $90,537 and $57,477 for the three months ended March 31, 1996 and 1995, respectively.

RECLASSIFICATIONS

Certain items in 1995 have been reclassified to conform to the 1996 financial statement presentation.


NOTE 2 - PROPERTY SALES AND PARTNERSHIP EXCHANGE OFFER

In March 1995, the Company sold its 32.5% working interest in certain depths (above approximately 10,575 feet) in the West Cote Blanche Bay Field for approximately $14.9 million. In April 1996, the Company sold its remaining interests in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields located in the Gulf Coast of Louisiana for approximately $35.4 million, resulting in a gain of approximately $7.5 million after adjustments for revenues and expenses subsequent to the effective date of December 31, 1995 and satisfaction of a net profits interest associated with the properties. The gain on the sale of properties will be recorded in the second quarter of 1996. In conjunction with this sale and to obtain the required consents for such sale, the Company agreed to repay $35 million in senior unsecured notes and a $5 million revolving credit facility which was secured by these properties. Debt prepayment premiums and related costs totalling approximately $10.4 million will be recognized as an extraordinary loss in the second quarter of 1996. (See Note 3.)

In January 1996, the Company completed an exchange offer under which it issued an aggregate of 168,362 shares of common stock and warrants to purchase 587,783 shares of common stock at $11 per share in exchange for all outstanding limited partnership interests in the three remaining limited partnerships sponsored by the Company. The shares of common stock were valued at $1.9 million (based upon the current market price at the time of the offer), which was allocated to oil and gas properties. Substantially all of the oil and gas properties were immediately sold at their approximate book value. The warrants, issued as an inducement to the participants to accept the Exchange Offer, were valued at $3.64 each, for a total of $2.1 million, which was charged to expense in the first quarter of 1996.

                                                                                                          9

NOTE 3 - LONG TERM DEBT

Long term debt consists of the following:
                                                                          MARCH 31               DECEMBER 31,
                                                                            1996                    1995
                                                                         -----------             -----------
Senior unsecured notes with interest at 13.0%.
   See description below.                                                $35,000,000             $35,000,000
Revolving secured credit facility.  Interest
   payments due quarterly beginning
   March 31, 1995.  Principal payments due
   quarterly beginning March 31, 1997.
   See description below.                                                  5,000,000               5,000,000
Convertible subordinated debentures with
   interest at 8.0%.                                                       4,252,000               4,310,000
Convertible subordinated notes with interest
   at 8.0%.   See description below.                                                               3,269,000
Promissory note due on July 1, 1996 with
    interest at 13.0% from January 1, 1996.
   Unsecured                                                               1,000,000               1,000,000
Vendor financing with interest ranging from 10.5 - 13.5%.
   Principal and interest payments are due in varying
   installments through April 1997.  Unsecured.                            5,840,562               6,234,357
Bank financing with interest at LIBOR plus
   7.5% to 8.0%. Secured by certain GEOILBENT
   oil export proceeds.  See description below.                            1,861,754                 850,000
Bank financing with interest at 8.875%.  Principal
   and interest due in monthly installments of $9,156
   with the unpaid balance due January 5, 1998.  Secured
   by residential real estate.                                             1,136,011               1,137,500
Other--various equipment purchases and
   leases with principal and interest
   payments due monthly from $180 to $3,381.
   Interest rates vary from 10.0% to 16.91%.
   Notes and leases mature from March 1996 to
   March 2000.                                                                97,534                 118,788
                                                                         -----------             -----------
                                                                          54,187,861              56,919,645
Less current portion                                                       8,137,779               7,433,339
                                                                         -----------             -----------
                                                                         $46,050,082             $49,486,306
                                                                         ===========             ===========

In September 1994 and June 1995, the Company issued $15 million and $20 million in 13% senior unsecured notes due 2002 and 2007, respectively. Additionally, in connection with the issuance of the notes, the Company issued warrants entitling the holder to purchase 250,000 shares of common stock at $9.00 per share and 125,000 shares at $17.09 per share, subject to adjustment in certain circumstances, that are exercisable on or before September 30, 2002 and June 30, 2007, respectively. In April and May 1996, in conjunction with the sale of the Company's Gulf Coast properties and the issuance of $125 million in 11.625% senior unsecured notes due 2003, the Company repaid the outstanding 13% notes, accrued interest, and corresponding prepayment premiums of approximately $10.4 million. (See Notes 2 and 9.)

In December 1994, the Company entered into a revolving credit facility, secured in part by mortgages on the Company's U.S. properties and in part by a guarantee provided by the financial institution which arranged the credit facility. The initial available principal under the facility was set at $10 million. Additionally, in exchange for the credit enhancement, the Company issued to the arranging financial institution and lending commercial bank warrants entitling the holders to purchase 50,000 shares of common stock at $12.00 per share, subject to adjustment in certain circumstances, that are exercisable on or before December 2004, and the Company granted to the arranging institution a 5% net profits interest in the Company's properties
whose development is financed by the facility.   At March 31, 1996 and 1995,
the interest rates under this facility were 10.2% and 8.9%, respectively. In conjunction with the sale of the Company's Gulf Coast properties in April 1996, the Company repaid the outstanding balance of $5.0 million to the lending institution. (See Note 2.)

In October 1991, the Company issued $4,662,000 aggregate principal amount of privately placed 8% convertible subordinated notes due October 1, 2001, convertible at the option of the note holders at 85.259 shares per $1,000 principal amount. In December 1995, the holders of the notes were notified of the Company's intention to prepay the notes on February 12, 1996 at 103% of the principal amount plus accrued interest. As a result, substantially all of the holders elected to convert their notes for shares of common stock. During the first quarter of 1996, the Company issued an aggregate of 275,081 shares of common stock upon the conversion of notes with a principal amount of $3,226,000 and prepaid the remaining note principal of $43,000 plus premium and accrued interest.

In August 1994, GEOILBENT entered into an agreement with International Moscow Bank for a $4 million loan with the following terms: 14 monthly payments, interest at LIBOR plus 7.5%, with interest only payments for the first four months and monthly principal and interest payments thereafter. In March 1995, this credit facility was expanded to $6 million with interest only payments for three months and monthly principal and interest payments thereafter. In connection with this agreement, the Company provided to International Moscow Bank a guarantee of payment under which the Company has agreed to pay such loan in full if GEOILBENT fails to make the scheduled payments. In December 1995, GEOILBENT entered into a new loan agreement with International Moscow Bank for $5.0 million, the repayment of which was not guaranteed by the Company, payable over 17 months with interest at LIBOR plus 8.0%. At March 31, 1996 and December 31, 1995, the Company's proportionate share of the outstanding balances was $1.9 million and $0.9 million, respectively.


NOTE 4 - SHORT TERM BORROWINGS

In 1994, Benton-Vinccler entered into a $25 million credit facility with Morgan Guaranty Trust Company of New York ("Morgan Guaranty") to repay commercial paper and for working capital requirements. The credit facility is collateralized in full by time deposits from the Company, bears interest at LIBOR plus 3/4% (5.3% and 6.1% at March 31, 1996 and 1995, respectively) and is renewed on a monthly basis. The loan arrangement contains no restrictive covenants and no financial ratio covenants. The outstanding balance under the credit facility at March 31, 1996 and December 31, 1995 was $19.25 million.

Beginning in the fourth quarter of 1994, Benton-Vinccler acquired approximately $4.1 million of drilling and production equipment from trading companies and suppliers under terms which include repayment within a 12-month period in monthly and quarterly installments at interest rates from 6.7% to 10.75%. At March 31, 1996 and December 31, 1995, approximately $0.7 million related to these loans was outstanding.

In June 1994, GEOILBENT entered into a payment advance agreement with NAFTA Moscow, the export agency which markets GEOILBENT's oil production to purchasers in Europe. The payment advance of $2.5 million against future oil shipments, which bore an effective discount rate of 12%, was repaid through withholdings from oil sales on a monthly basis through December 1994. In March and August 1995, GEOILBENT received $3.0 million and $2.0 million, respectively, in production payment advances pursuant to similar agreements with NAFTA Moscow containing similar terms. During the period ended March 31, 1996, GEOILBENT repaid most of the original NAFTA Moscow advances. Funding for these repayments was provided largely by entering into other similar short term borrowings and oil payment advance arrangements with Russian commercial banks and with another oil purchaser. GEOILBENT also entered into an agreement with Morgan Guaranty for a short term credit facility under which the Company provides cash collateral for the loans to GEOILBENT. GEOILBENT's obligations under the new agreements with the Russian commercial banks and oil purchaser are not guaranteed by the Company. At March 31, 1996, the Company's proportionate share of the outstanding liabilities of GEOILBENT was $1.4 million, $0.6 million of which was cash collateralized by the Company.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company may periodically become subject to actions threatened or brought by its investors or partners in connection with the operation or development of its properties or the sale of securities. Prior to 1992, the Company was engaged in the formation and operation of oil and gas limited partnership interests. In 1992, the Company ceased raising funds through such sales. In connection with its continuing role as managing general partner of certain limited partnerships, the Company may become subject to actions brought by limited partners of these partnerships. Certain of such limited partners have brought an action against the Company in connection with the Company's operation of the limited partnerships as managing general partner. The plaintiffs seek actual and punitive damages for alleged actions and omissions by the Company in operating the partnerships and alleged misrepresentations made by the Company in selling the limited partnership interests. In May 1995, the Company agreed to a binding arbitration proceeding with respect to such claims. In April 1996, the plaintiffs delivered a letter to the arbitrator instructing the arbitrator to place such action in abeyance. The Company intends to vigorously defend this action and does not believe the claims raised are meritorious. However, new developments could alter this conclusion at any time. The Company will be forced to expend time and financial resources to defend or resolve any such matters. The Company is also subject to ordinary litigation that is incidental to its business. None of the above matters are expected to have a material adverse effect on the Company.


NOTE 6 - TAXES ON INCOME

As of December 31, 1995, for federal income tax purposes the Company had operating loss carryforwards of approximately $41.0 million, expiring in the years 2003 through 2010. If the carryforwards are ultimately realized, approximately $3.0 million will be credited to additional paid-in capital for tax benefits associated with deductions for income tax purposes related to stock options. The provisions for income taxes for 1996 and 1995 consist primarily of foreign taxes currently payable.


NOTE 7 - RUSSIAN EXPORT TARIFF

GEOILBENT received a waiver from the export tariff for 1995. Russia has recently announced that, in July 1996, such oil export tariffs will be terminated in conjunction with a loan agreement with the International Monetary Fund. It is anticipated that the tariff on oil exporters may be replaced by an excise or other duty levied on all oil producers, but it is currently unclear how such other tax rates and regimes will be set and administered. The Russian regulatory environment continues to be volatile and the Company is unable to predict the impact of such changes in tariffs, taxes and duties.


NOTE 8 - VENEZUELA OPERATIONS

On July 31, 1992, the Company and its partner, Venezolana de Inversiones y Construcciones Clerico, C.A. ("Vinccler"), signed an operating service agreement to reactivate and further develop three Venezuelan oil fields with Lagoven, S.A., an affiliate of the national oil company, Petroleos de Venezuela, S.A. The operating service agreement covers the Uracoa, Bombal and Tucupita fields that comprise the South Monagas Unit. Under the terms of the operating service agreement, Benton-Vinccler, a corporation owned 80% by the Company and 20% by Vinccler, is a contractor for Lagoven and is responsible for overall operations of the South Monagas unit, including all necessary investments to reactivate and develop the fields comprising the unit. Benton-Vinccler receives an operating fee in U.S. dollars deposited into a U.S. commercial bank account for each barrel of crude oil produced (subject to periodic adjustments to reflect changes in a special energy index of the U.S. Consumer Price Index) and is reimbursed according to a prescribed formula in U.S. dollars for its capital costs, provided that such operating fee and cost recovery fee cannot exceed the maximum dollar amount per barrel set forth in the agreement (which amount is periodically adjusted to reflect changes in the average of certain world crude oil prices). The Venezuelan government maintains full ownership of all hydrocarbons in the fields.



NOTE 9 - SUBSEQUENT EVENTS

In May, 1996, the Company issued $125 million in 11.625% senior unsecured notes due May 1, 2003. Interest on the notes is due May 1 and November 1 of each year, beginning November 1, 1996. The indenture agreement provides for limitations on liens, additional indebtedness, certain capital expenditures, dividends, sales of assets and mergers. Pursuant to the terms of the senior unsecured notes, the Company has agreed to file a registration statement to exchange such notes. In the event that the Company does not file such a registration statement and/or consummate an exchange offer within the time periods prescribed, then additional interest (in addition to the interest otherwise due on the notes) will accrue at an annual rate of 0.50% until such exchange offer is consummated. A portion of the proceeds from this offering was used to repay certain long term indebtedness and the remainder will be used for repayment of certain short term obligations and for capital expenditure and working capital purposes. (See Note 2.)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING METHODS

The Company has included the results of operations of Benton-Vinccler in its consolidated statement of operations and has reflected the 20% ownership interest of Vinccler as a minority interest. Beginning in 1995, GEOILBENT has been included in the consolidated financial statements based on a fiscal period ending September 30. Results of operations reported in the first quarter of 1996 for Russia reflect the three months ended December 31, 1995. The Company's investment in GEOILBENT is proportionately consolidated based on the Company's ownership interest, and for oil and gas reserve information, the Company reports its 34% share of the reserves attributable to GEOILBENT.

The Company follows the full-cost method of accounting for its investments in oil and gas properties. The Company capitalizes all acquisition, exploration, and development costs incurred. The Company accounts for its oil and gas properties using cost centers on a country by country basis. Proceeds from sales of oil and gas properties are credited to the full-cost pools. Capitalized costs of oil and gas properties are amortized within the cost centers on an overall unit-of-production method using proved oil and gas reserves as determined by independent petroleum engineers. Costs amortized include all capitalized costs (less accumulated amortization), the estimated future expenditures (based on current costs) to be incurred in developing proved reserves, and estimated dismantlement, restoration and abandonment costs. See Note 1 of Notes to Consolidated Financial Statements.

The following discussion of the Company's results of operations for the three months ended March 31, 1996 and 1995 and financial condition at March 31, 1996 and December 31, 1995 should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto included in PART I,
Item 1, "Financial Statements."

RESULTS OF OPERATIONS

The following table presents the Company's consolidated income statement items as a percentage of total revenues:

                                                          Three Months Ended March 31,
                                                          ----------------------------
                                                          1996                    1995
                                                          -----                  -----
Oil and Gas Sales                                          95.0%                  95.4%
Net Gain on Exchange Rates                                  3.4                    1.0
Investment Earnings and Other                               1.6                    3.6
                                                          -----                  -----
   Total Revenues                                         100.0                  100.0
                                                          -----                  -----
Lease Operating Costs and Production Taxes                 12.4                   17.7
Depletion, Depreciation and Amortization                   23.5                   24.8
General and Administrative                                 11.0                   13.2
Interest                                                    6.9                   12.8
Partnership Exchange Expenses                               6.5                     --
                                                          -----                  -----
   Total Expenses                                          60.3                   68.5
                                                          -----                  -----
   Income Before Income Taxes and Minority Interest        39.7                   31.5
Income Tax Expense                                         13.5                    8.6
Minority Interest                                           7.0                    6.8
                                                          -----                  -----
   Net Income                                              19.2%                  16.1%
                                                          =====                  =====

THREE MONTHS ENDED MARCH 31, 1996 AND 1995

The Company had revenues of $32.9 million for the three months ended March 31, 1996. Expenses incurred during the period consisted of lease operating costs and production taxes of $4.1 million, depletion, depreciation and amortization expense of $7.7 million, general and administrative expense of $3.7 million, interest expense of $2.3 million, partnership exchange expense of $2.1 million, income tax expense of $4.4 million and a minority interest of $2.3 million.
Net income for the period was $6.3 million or $0.22 per share.

By comparison, the Company had revenues of $12.7 million for the three months ended March 31, 1995. Expenses incurred during the period consisted of lease operating costs and production taxes of $2.2 million, depletion, depreciation and amortization expense of $3.1 million, general and administrative expense of $1.7 million, interest expense of $1.6 million, income tax expense of $1.1 million and a minority interest of $0.9 million. Net income for the period was $2.0 million or $0.08 per share.

Revenues increased $20.2 million, or 159%, during the three months ended March 31, 1996 compared to the corresponding period of 1995 primarily due to increased oil sales in Venezuela. Sales quantities for the three months ended March 31, 1996 from Venezuela and Russia were 2,623,444 and 223,397 Bbl, respectively, compared to 1,062,093 and 118,864 Bbl, respectively, for the three months ended March 31, 1995. Prices for crude oil averaged $9.63 per Bbl (pursuant to terms of an operating service agreement) from Venezuela and $10.32 per Bbl from Russia for the three months ended March 31, 1996 compared to $9.02 per Bbl from Venezuela and $13.12 per Bbl from Russia for the corresponding period of 1995. Domestic sales quantities for the three months ended March 31, 1996 were 5,163 Bbl of crude oil and condensate and 1,249,128 Mcf of natural gas compared to 32,317 Bbl of crude oil and condensate and 346,548 Mcf of natural gas for the three months ended March 31, 1995. Domestic prices for crude oil and natural gas averaged $19.94 per Bbl and $3.26 per Mcf during the three months ended March 31, 1996 compared to $17.10 per Bbl and $1.62 per Mcf during the corresponding period of 1995. Revenues for the three months ended March 31, 1996 were reduced by a loss of $0.4 million related to a commodity hedge agreement compared to a loss of $0.2 million during the corresponding period of 1995. Revenues for the three months ended March 31, 1996 were increased by a foreign exchange gain of $1.1 million compared to a gain of $0.1 million during the corresponding period of 1995.

Lease operating costs and production taxes increased $1.9 million, or 86%, during the three months ended March 31, 1996 compared to the three months ended March 31, 1995 primarily due to the growth of the Company's Venezuelan operations, but decreased as a percentage of total revenues. Depletion, depreciation and amortization increased $4.6 million, or 148%, during the three months ended March 31, 1996 compared to the corresponding period of 1995 primarily due to the increased oil production in Venezuela, but decreased as a percentage of total revenues. Depletion expense per barrel of oil equivalent produced from Venezuela, Russia and the United States during the three months ended March 31, 1996 was $2.09, $3.52 and $6.47, respectively, compared to $1.99, $2.76 and $6.97, respectively, during the corresponding period of the previous year. General and administrative expenses increased $2.0 million, or 118%, during the three months ended March 31, 1996 compared to the corresponding period of 1995 was primarily due to the implementation of certain consulting and related arrangements among Benton-Vinccler, the Company and Vinccler, Venezuelan municipal taxes (which are a function of growing oil revenues) and the Company's increased corporate activity associated with the growth of the Company's business; but decreased slightly as a percentage of total revenues. Interest expense increased $0.7 million, or 44%, during the three months ended March 31, 1996 compared to the three months ended March 31, 1995 primarily due to increased borrowing to fund operations in Venezuela and Russia, but decreased substantially as a percentage of total revenues. The Company incurred partnership exchange expenses of $2.1 million during the three months ended March 31, 1996 as a result of the completion of an exchange offer resulting in the liquidation of three limited partnerships. Income tax expense increased $3.3 million, or 300%, during the three months ended March 31, 1996 compared to the corresponding period of 1995 due primarily to increases in profitability in Venezuela, the United States and Russia. The net income attributable to the minority interest increased $1.4 million, or 156%, for the three months ended March 31, 1996 compared to the three months ended March 31, 1995 as a result of the increased profitability of Benton-Vinccler's operations in Venezuela.

INTERNATIONAL OPERATIONS

The Company's costs of operations in Venezuela and Russia beginning in 1993 have included certain fixed or minimum office, administrative, legal and personnel related costs and certain start up costs, including short term facilities rentals, organizational costs, contract services and consultants. Such costs are expected to grow over time as operations increase. In the last two years such costs have become less significant on a unit of production basis, but such costs can be expected to fluctuate in the future based upon a number of factors. In Venezuela, for the year ended December 31, 1993, the operating costs and general and administrative expenses were $7.26 and $2.25 per Bbl, respectively. For the three months ended March 31, 1996 the operating costs and general and administrative expenses for Venezuela decreased to $0.88 and $1.29 per Bbl, respectively. The Company's Venezuelan operations have grown considerably since inception, and are expected to continue to grow, and its operating costs and general and administrative expenses are expected to increase both in the aggregate and on a per unit basis. In Russia, for the year ended December 31, 1993, the operating costs and general and administrative expenses were $16.22 and $12.96 per Bbl, respectively, decreasing to $6.72 and $1.70 per Bbl, respectively, for the three months ended March 31, 1996. The Company's Russian operations have grown less significantly than the Venezuelan operations. Capital expenditures through 1993 in both Venezuela and Russia focused on start-up infrastructure items such as roads, pipelines, and facilities rather than drilling. Beginning in 1994, a higher proportion of capital expenditures have been and will continue to be spent on drilling and production activities.

In January 1996, a consortium consisting of the Company (30%) and two bidding partners (35% each) were awarded the right to explore and develop the Delta Centro Block in Venezuela. The contract requires a minimum exploration work program consisting of completing a 1,300 kilometer seismic survey and drilling three wells to depths ranging from 12,000 to 18,000 feet, within the next five years. PDVSA estimates that such work will cost $60 million. The Company and its partners will have to provide performance guarantees or letters of credit for their pro rata shares of the minimum work program. The venture will be operated by one of the Company's partners, The Louisiana Land and Exploration Company. The venture intends to conduct a 3-D seismic survey beginning in 1996 at a total cost to the Company of $6-7 million. The first well is tentatively scheduled for 1997 at a cost of $1.5-2.0 million to the Company. Future seismic and drilling programs will be based on the results of 1996-97 activity.

If commercial production results from exploration activities at Delta Centro, then an affiliate of PDVSA will participate in the venture at an interest ranging from 1 to 35% at its discretion. Any oil and gas produced at Delta Centro will be sold at market prices and will be subject to the oil and gas taxation regime in Venezuela and to the terms of a profit sharing agreement with PDVSA. Under current oil and gas tax law, a royalty of 16.7% will be paid to the state, and an income tax rate of 66.7% will be applied to the venture's pre-tax profits. Under the terms of the profit sharing agreement, the venture will share 41% of pre-tax income with PDVSA for the period of time during which the first $1 billion of revenues is produced; thereafter, the profit sharing may increase to up to 50% according to a formula based on return on assets.

As a private contractor, Benton-Vinccler is subject to a statutory income tax rate of 34%. However, Benton-Vinccler reported lower effective tax rates due to significant non-cash tax deductible expenses resulting from devaluations in Venezuela when Benton-Vinccler had net monetary liabilities in U.S. dollars. The Company cannot predict the timing or impact of future devaluations in Venezuela. Any Company operations related to Delta Centro will be subject to oil and gas industry taxation, which currently provides for royalties of 16.67% and income taxes of 66.67%.

GEOILBENT is subject to a statutory income tax rate of 35%. GEOILBENT has also been subject to various other tax burdens, including an oil export tariff. The export tariff was 30 ECU's per ton through 1995, although GEOILBENT obtained an exemption from such tariff for 1995. The tariff was reduced to 20 ECU's per ton in January 1996, and Russia has recently announced that effective July 1996, oil export tariffs will be terminated. The Company anticipates that the tariff on oil exporters may be replaced by an excise, pipeline or other tax levied on all oil producers, but it is currently unclear how such other tax rates and regimes will be set and administered.


EFFECTS OF CHANGING PRICES, FOREIGN EXCHANGE RATES AND INFLATION

The Company's results of operations and cash flow are affected by changing oil and gas prices. However, the Company's Venezuelan revenues are based on a fee adjusted quarterly by the percentage change of a basket of crude oil prices instead of by absolute dollar changes, which dampens both any upward and downward effects of changing prices on the Company's Venezuelan revenues and cash flows. If the price of oil and gas increases, there could be an increase in the cost to the Company for drilling and related services because of increased demand, as well as an increase in revenues. Fluctuations in oil and gas prices may affect the Company's total planned development activities and capital expenditure program.

Effective May 1, 1994, the Company entered into a commodity hedge agreement with Morgan Guaranty designed to reduce a portion of the Company's risk from oil price movements. Pursuant to the hedge agreement, with respect to the period from May 1, 1994 through the end of 1996, the Company will receive from Morgan Guaranty $16.82 per Bbl and the Company will pay to Morgan Guaranty the average price per Bbl of West Texas Intermediate Light Sweet Crude Oil ("WTI") determined in the manner set forth in the hedge agreement. Such payments will be made with respect to production of 1,000 Bbl of oil per day for 1994, 1,250 Bbl of oil per day for 1995, and 1,500 Bbl of oil per day for 1996. During the quarter ended March 31, 1996, the average price per Bbl of WTI was $19.57 and the Company's net exposure for the quarter was $0.4 million. The Company's oil production is not materially affected by seasonality. The returns under the hedge agreement are affected by world-wide crude oil prices, which are subject to wide fluctuation in response to a variety of factors that are beyond the control of the Company.

There are presently no restrictions on conversion of currency in either Venezuela or Russia. However, from June 1994 through April 1996, Venezuela implemented exchange controls which significantly limit the ability to convert local currency into U.S. dollars. Because payments made to Benton-Vinccler are made in U.S. dollars into its United States bank account, and Benton-Vinccler is not subject to regulations requiring the conversion or repatriation of those dollars back into the country, the exchange controls have not had a material adverse effect on Benton-Vinccler or the Company.

Within the United States, inflation has had a minimal effect on the Company, but is potentially an important factor in results of operations in Venezuela and Russia. With respect to Benton-Vinccler and GEOILBENT, substantially all of the sources of funds, including the proceeds from oil sales, the Company's contributions and credit financings, are denominated in U.S. dollars, while local transactions in Russia and Venezuela are conducted in local currency. Following the announcement of a Venezuelan preliminary loan accord with the IMF and the lifting of certain exchange and price controls, inflation could be expected to have an adverse effect on Benton-Vinccler.

During the quarter ended March 31, 1996, the Company realized net foreign exchange gains, primarily as a result of the decline in the value of the Venezuelan bolivar during periods when Benton-Vinccler had substantial net monetary liabilities denominated in bolivares. However, there are many factors affecting foreign exchange rates and resulting exchange gains and losses, many of which are beyond the influence of the Company. The Company has recognized significant exchange gains and losses in the past, resulting from fluctuations in the relationship of the Venezuelan and Russian currencies to the U.S. dollar. It is not possible to predict the extent to which the Company may be affected by future changes in exchange rates and exchange controls.

CAPITAL RESOURCES AND LIQUIDITY

The oil and gas industry is a highly capital intensive business. The Company requires capital principally to fund the following costs: (i) drilling and completion costs of wells and the cost of production and transportation facilities; (ii) geological, geophysical and seismic costs; and (iii) acquisition of interests in oil and gas properties. The amount of available capital will affect the scope of the Company's operations and the rate of its growth.

The net funds raised and/or used in each of the operating, investing and financing activities for the three months ended March 31, 1996 and 1995 are summarized in the following table and discussed in further detail below:

                                                              THREE MONTHS YEARS ENDED MARCH 31,
                                                            ---------------------------------------
                                                                 1996                     1995
                                                            -------------            --------------
       Net cash provided by operating activities            $  15,775,900            $    5,388,694
       Net cash provided by (used in)
           investing activities                               (14,948,657)                3,583,608
       Net cash provided by (used in)
          financing activities                                    796,725                (1,956,095)
                                                            -------------            --------------
               Net increase in cash                         $   1,623,968            $    7,016,207
                                                            =============            ==============


At March 31, 1996, the Company had current assets of $64.2 million (including $19.3 million and $2.0 million of cash restricted as collateral for loans to Benton-Vinccler and GEOILBENT, respectively), and current liabilities of $61.5 million (including loans of $19.3 million and $0.6 million collateralized by restricted cash), resulting in working capital of $2.7 million and a current ratio of 1.04:1. This compares to the Company's working capital deficit of $2.9 million at March 31, 1995. The increase of $5.6 million was due primarily to working capital generated from operations in excess of capital expenditures.

CASH FLOW FROM OPERATING ACTIVITIES. During the three months ended March 31, 1996 and 1995, respectively, net cash provided by operating activities was approximately $15.8 million and $5.4 million, respectively. Cash flow from operating activities increased by $10.4 million during the three months ended March 31, 1996 over the corresponding period of the prior year due primarily to increased oil and gas production in Venezuela.

CASH FLOW FROM INVESTING ACTIVITIES. During the three months ended March 31, 1996 and 1995, the Company had drilling and production related capital expenditures of approximately $17.4 million and $13.5 million, respectively.
Of the 1996 expenditures, $12 million was attributable to the development of the South Monagas Unit in Venezuela, $1.8 million related to the development of the North Gubkinskoye Field in Russia, $1.7 million related to drilling activity in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields in Louisiana, and $1.9 million was attributable to other projects. The Company also sold certain oil and gas properties for net proceeds of approximately $1.3 million and $14.7 million in the three months ended March 31, 1996 and 1995, respectively.

In April 1996, the Company sold all of its interests in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields for a purchase price of $35.4 million. Proceeds of the sale will be used for repayment of certain indebtedness and capital expenditures as described below.

CASH FLOW FROM FINANCING ACTIVITIES. In May 1996, the Company issued $125 million in 11.625% senior unsecured notes due May 1, 2003. A portion of the proceeds were used to repay certain long term indebtedness and the remainder will be used for repayment of certain short term obligations and for capital expenditure and working capital purposes.

The Company expects 1996 capital expenditures to be approximately $100 million, including $12 million in expenditures for Russia (net to the Company's interest), which is dependent on proposed EBRD or other financing, which may or may not be obtained. Funding for the 1996 and subsequent capital expenditure programs is expected to come from the Company's recent issuance of senior unsecured notes and sale of property interests, its cash flow from operations, future sales of property interests, or issuance of debt or equity securities.

PART II.  OTHER INFORMATION


ITEM 1.  LEGAL PROCEEDINGS
             None.

ITEM 2.  CHANGES IN SECURITIES
             None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
             None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

ITEM 5.  OTHER INFORMATION
             None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K
             (a) Exhibits
                 11.1  Computation of per share earnings.

             (b) Reports on Form 8-K.
                 On January 8, 1996, the Company filed a report on Form 8-K, under Item 5. "Other Events" regarding a press release related to the settlement of certain litigation, such release disseminated on January 8, 1996.

                 On January 12, 1996, the Company filed a report on Form 8-K, under Item 5. "Other Events" regarding a press release related to the execution of a non-binding letter of intent related to the sale of the Company's wholly-owned subsidiary, such release disseminated on January 11, 1996.

                 On March 27, 1996, the Company filed a report on Form 8-K, under Item 5. "Other Events" regarding the Company press release of 1995 and fourth quarter 1995 earnings, such release disseminated on March 20, 1996; and regarding the agreement reached to sell the Company's wholly owned subsidiary, Benton Oil and Gas Company of Louisiana, and related exhibits.

                                   SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                       BENTON OIL AND GAS COMPANY

Dated:       May 13, 1996              By: /S/A. E. Benton
                                       ------------------------------
                                       A. E. Benton,
                                       Chairman and Chief Executive Officer


Dated:       May 13, 1996              By: /S/Michael B. Wray
                                       -----------------------------
                                       Michael B. Wray
                                       President  and Chief Financial Officer

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q


(Mark One)
                     Quarterly Report Under Section 13 or 15(d)
      [X]              of the Securities Exchange Act of 1934
                   For the Quarterly Period Ended June 30, 1996 or

                  Transition Report Pursuant to Section 13 or 15(d)
      [  ]              of the Securities Act of 1934 for the
                  Transition Period from ___________to_____________

                           COMMISSION FILE NO. 1-10762


                            _______________________


                           BENTON OIL AND GAS COMPANY
             (Exact name of registrant as specified in its charter)


                      DELAWARE                                                                         77-0196707
(State or other jurisdiction of incorporation or organization)                           (I.R.S. Employer Identification Number)


            1145 EUGENIA PLACE, SUITE 200
                CARPINTERIA, CALIFORNIA                                                                   93013
       (Address of principal executive offices)                                                        (Zip Code)


        Registrant's telephone number, including area code (805) 566-5600


                            _______________________


          Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes   X   No
                                   -----    -----

                           _______________________


              At August 12, 1996, 27,577,638 shares of
              the Registrant's Common Stock were outstanding.

                   BENTON OIL AND GAS COMPANY AND SUBSIDIARIES



                                                                                                                 Page

PART I.     FINANCIAL INFORMATION

            Item 1. FINANCIAL STATEMENTS
                       Consolidated Balance Sheets at June 30, 1996
                            (Unaudited) and December 31, 1995...................................................   3
                       Consolidated Statements of Income for the Three
                            Months Ended June 30, 1996 and 1995 (Unaudited).....................................   4
                       Consolidated Statements of Income for the Six
                            Months Ended June 30, 1996 and 1995 (Unaudited).....................................   5
                       Consolidated Statements of Cash Flows for the Six
                            Months Ended June 30, 1996 and 1995 (Unaudited).....................................   6
                       Notes to Consolidated Financial Statements...............................................   8

            Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                    CONDITION AND RESULTS OF OPERATIONS.........................................................  14


PART II.    OTHER INFORMATION

Signatures......................................................................................................  21

PART I. FINANCIAL INFORMATION
  Item 1. FINANCIAL STATEMENTS

                   BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------

                                                                        JUNE 30,       DECEMBER 31,
                                                                          1996             1995
                                                                     -------------    -------------
                                                                       (unaudited)
ASSETS
------
    CURRENT ASSETS:
         Cash and cash equivalents                                   $  13,785,231    $   6,179,998
         Restricted cash (Notes 3, 4 and 5)                             38,314,000       20,314,000
         Marketable securities                                          79,909,144
         Accounts receivable:
             Accrued oil and gas revenue                                31,546,475       22,069,217
             Joint interest and other                                    3,900,629        2,869,962
         Prepaid expenses and other                                        686,748          214,622
                                                                     -------------    -------------
                 TOTAL CURRENT ASSETS                                  168,142,227       51,647,799

    OTHER ASSETS                                                         5,847,917        3,434,760

    PROPERTY AND EQUIPMENT (Notes 3 and 5):
         Oil and gas properties (full cost method - costs of
             $19,965,879 and $17,925,371 excluded from
             amortization in 1996 and 1995, respectively)              186,767,248      177,110,550
         Furniture and fixtures                                          3,262,018        2,539,233
                                                                     -------------    -------------
                                                                       190,029,266      179,649,783
         Accumulated depletion and depreciation                        (33,187,314)     (19,982,244)
                                                                     -------------    -------------
                                                                       156,841,952      159,667,539
                                                                     -------------    -------------
                                                                     $ 330,832,096    $ 214,750,098
                                                                     =============    =============
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
    CURRENT LIABILITIES:
         Accounts payable:
             Revenue distribution                                    $     868,810    $   2,692,751
             Trade and other                                            19,655,776       19,777,018
         Accrued interest payable, payroll and related taxes             5,295,130        1,687,648
         Income taxes payable                                            9,042,995        1,039,166
         Short term borrowings (Note 4)                                 21,371,228       21,905,480
         Current portion of long term debt (Note 3)                      1,477,355        7,433,339
                                                                     -------------    -------------
                 TOTAL CURRENT LIABILITIES                              57,711,294       54,535,402

    LONG TERM DEBT (Note 3)                                            127,173,617       49,486,306

    MINORITY INTEREST (Note 8)                                          11,447,056        7,047,791

    COMMITMENTS AND CONTINGENCIES (Notes 3, 5, 7 and 9)

    STOCKHOLDERS' EQUITY (Note 3):
         Preferred stock, par value $0.01 a share;
                 authorized 5,000,000 shares; outstanding, none
         Common stock, par value $0.01 a share;
                 authorized 40,000,000 shares; issued and
                 outstanding 27,305,825 and 25,508,605 shares at
                 June 30, 1996 and December 31, 1995, respectively         273,058          255,086
         Additional paid-in capital                                    118,422,354       97,745,794
         Retained earnings                                              15,804,717        5,679,719
                                                                     -------------    -------------
                 TOTAL STOCKHOLDERS' EQUITY                            134,500,129      103,680,599
                                                                     -------------    -------------
                                                                     $ 330,832,096    $ 214,750,098
                                                                     =============    =============

See notes to consolidated financial statements.

                   BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                                   (unaudited)


                                                        THREE MONTHS ENDED JUNE 30,
                                                      ------------------------------
                                                           1996            1995
                                                      ------------    ------------
REVENUES
     Oil and gas sales                                $ 33,086,049    $ 12,748,781
     Gain on sale of properties (Note 2)                 7,153,253
     Gain (loss) on exchange rates                         528,205         (12,931)
     Investment earnings and other                       1,122,166         473,380
                                                      ------------    ------------
                                                        41,889,673      13,209,230
                                                      ------------    ------------
EXPENSES
     Lease operating costs and production taxes          5,183,497       3,041,069
     Depletion, depreciation and amortization            7,066,905       3,328,335
     General and administrative                          5,303,675       2,214,834
     Interest                                            3,380,877       1,742,915
                                                      ------------    ------------
                                                        20,934,954      10,327,153
                                                      ------------    ------------
INCOME BEFORE INCOME TAXES
     AND MINORITY INTEREST                              20,954,719       2,882,077
INCOME TAX EXPENSE                                       4,992,506         891,686
                                                      ------------    ------------
INCOME BEFORE MINORITY INTEREST                         15,962,213       1,990,391
MINORITY INTEREST (Note 8)                               2,072,656         879,898
                                                      ------------    ------------

INCOME BEFORE EXTRAORDINARY CHARGE                      13,889,557       1,110,493

EXTRAORDINARY CHARGE FOR EARLY RETIREMENT OF
     DEBT, NET OF TAX BENEFIT OF $879,000. (Note 2)     10,074,799
                                                      ------------    ------------

NET INCOME                                            $  3,814,758    $  1,110,493
                                                      ============    ============

INCOME (LOSS) PER COMMON SHARE:
     Primary:
          Income before extraordinary charge          $       0.47    $       0.04
          Extraordinary charge                               (0.34)             --
                                                      ------------    ------------
               Net Income                             $       0.13    $       0.04
                                                      ============    ============
     Fully Diluted:
          Income before extraordinary charge          $       0.46    $       0.04
          Extraordinary charge                               (0.33)             --
                                                      ------------    ------------
               Net Income                             $       0.13    $       0.04
                                                      ============    ============


See notes to consolidated financial statements.

                   BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                                   (unaudited)


                                                       SIX MONTHS ENDED JUNE 30,
                                                      ---------------------------
                                                           1996           1995
                                                      ------------    -----------
REVENUES
     Oil and gas sales                                $ 64,370,972    $24,829,260
     Gain on sale of properties (Note 2)                 7,153,253
     Gain on exchange rates                              1,655,920        118,786
     Investment earnings and other                       1,648,275        922,350
                                                      ------------    -----------
                                                        74,828,420     25,870,396
                                                      ------------    -----------
EXPENSES
     Lease operating costs and production taxes          9,256,017      5,287,071
     Depletion, depreciation and amortization           14,799,706      6,473,402
     General and administrative                          8,951,135      3,883,606
     Interest                                            5,640,872      3,361,041
     Partnership exchange expenses (Note 2)              2,139,655
                                                      ------------    -----------
                                                        40,787,385     19,005,120
                                                      ------------    -----------
INCOME BEFORE INCOME TAXES
     AND MINORITY INTEREST                              34,041,035      6,865,276
INCOME TAX EXPENSE                                       9,441,973      1,971,102
                                                      ------------    -----------
INCOME BEFORE MINORITY INTEREST                         24,599,062      4,894,174
MINORITY INTEREST (Note 8)                               4,399,265      1,742,573
                                                      ------------    -----------

INCOME BEFORE EXTRAORDINARY CHARGE                      20,199,797      3,151,601

EXTRAORDINARY CHARGE FOR EARLY RETIREMENT OF
     DEBT, NET OF TAX BENEFIT OF $879,000. (Note 2)     10,074,799
                                                      ------------    -----------

NET INCOME                                            $ 10,124,998    $ 3,151,601
                                                      ============    ===========

INCOME (LOSS) PER COMMON SHARE:
     Primary:
          Income before extraordinary charge          $       0.70    $      0.12
          Extraordinary charge                               (0.35)            --
                                                      ------------    -----------
               Net Income                             $       0.35    $      0.12
                                                      ============    ===========
     Fully Diluted:
          Income before extraordinary charge          $       0.67    $      0.12
          Extraordinary charge                               (0.33)            --
                                                      ------------    -----------
               Net Income                             $       0.34    $      0.12
                                                      ============    ===========



See notes to consolidated financial statements.

                   BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      -------------------------------------
                                   (unaudited)


                                                                   SIX MONTHS ENDED JUNE 30,
                                                                 -----------------------------
                                                                      1996            1995
                                                                 -------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                                       $  10,124,998    $  3,151,601
Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depletion, depreciation and amortization                       14,799,706       6,473,402
     Net earnings from limited partnerships                                            (20,435)
     Amortization of financing costs                                   139,053          90,640
     (Gain) loss on disposition of assets                           (6,928,253)         10,632
     Partnership exchange expenses                                   2,139,655
     Minority interest in undistributed earnings of subsidiary       4,399,265       1,742,573
     Extraordinary charge for early retirement of debt              10,074,799
     Increase in accounts receivable                               (10,629,480)     (1,919,152)
     Increase in prepaid expense and other                            (472,126)     (1,339,986)
     Decrease in accounts payable                                   (1,741,679)     (1,562,974)
     Increase (decrease) in accrued interest payable,
          payroll and related taxes                                  3,607,482         (25,497)
     Increase in income taxes payable                                8,003,829       1,586,616
                                                                 -------------    ------------
          TOTAL ADJUSTMENTS                                         23,392,251       5,035,819
                                                                 -------------    ------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                 33,517,249       8,187,420
                                                                 -------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of property and equipment                   34,726,680      14,708,863
     Additions of property and equipment                           (36,276,443)    (27,130,397)
     Increase in restricted cash                                   (18,000,000)
     Increase in marketable securities                             (79,909,144)
     Distributions from limited partnerships                           277,469
                                                                 -------------    ------------
          NET CASH USED IN INVESTING ACTIVITIES                    (99,181,438)    (12,421,534)
                                                                 -------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from exercise of stock options and warrants           11,811,229         611,738
     Proceeds from issuance of notes payable                       129,603,228      22,040,000
     Payments on short term borrowings
          and notes payable                                        (52,992,808)     (6,980,406)
     Prepayment premiums on debt retirement, net of tax            (10,074,799)
     Increase in other assets                                       (5,077,428)       (213,664)
                                                                 -------------    ------------
          NET CASH PROVIDED BY FINANCING ACTIVITIES                 73,269,422      15,457,668
                                                                 -------------    ------------

          NET INCREASE (DECREASE) IN CASH                            7,605,233      11,223,554

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     6,179,998      14,192,568
                                                                 -------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       $  13,785,231    $ 25,416,122
                                                                 =============    ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
     Cash paid during the period for interest expense            $   3,888,311    $  3,215,165
                                                                 =============    ============
     Cash paid during the period for income taxes                $     645,841    $    368,427
                                                                 =============    ============


                                   (continued)

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

During the six months ended June 30, 1996, $3,226,000 principal amount of the Company's 8% convertible notes and $2,460,000 principal amount of the Company's 8% convertible debentures were retired upon conversion into 275,081 and 248,793 shares of the Company's common stock, respectively.

During the six months ended June 30, 1996, the Company financed the purchase of oil and gas equipment and services in the amount of $272,655. Also during the six months ended June 30, 1996, the Company acquired the partners' interests in each of the three limited partnerships sponsored by the Company in exchange for an aggregate of 168,362 shares of the Company's common stock and warrants to purchase 587,783 shares of common stock at $11.00 per share, with a total value of $3,996,601.

During the six months ended June 30, 1995, $117,000 of the Company's 8% convertible notes and $670,000 of the Company's 8% convertible debentures were retired in exchange for 9,975 and 67,768 shares of the Company's common stock, respectively.

During the six months ended June 30, 1995, the Company financed the purchase of oil and gas equipment and services in the amount of $7,029,985 and leased office equipment in the amount of $54,473.


See notes to consolidated financial statements.

                   BENTON OIL AND GAS COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                   SIX MONTHS ENDED JUNE 30, 1996 (UNAUDITED)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

Benton Oil and Gas Company (the "Company") engages in the exploration, development, production and management of oil and gas properties.

The Company and its former subsidiary, Benton Oil and Gas Company of Louisiana, participated as the managing general partner of three oil and gas limited partnerships formed during 1989 through 1991. Under the provisions of the limited partnership agreements, the Company received compensation as stipulated therein, and functioned as an agent for the partnerships to arrange for the management, drilling, and operation of properties, and assumed customary contingent liabilities for partnership obligations. In January 1996, the Company issued an aggregate of 168,362 shares of common stock and warrants to purchase 587,783 shares of common stock at $11 per share in exchange for all outstanding limited partnership interests and liquidated the partnerships.(See Note 2.)

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investment in the Russia joint venture ("GEOILBENT") is proportionately consolidated based on the Company's ownership interest. Beginning in 1995, GEOILBENT (owned 34% by the Company) has been included in the consolidated financial statements based on a fiscal period ending September 30. This change was made to provide adequate time for the accumulation and review of financial information from the joint venture for both quarterly and annual reporting purposes. This change did not have a material effect on the consolidated financial statements. All material intercompany profits, transactions and balances have been eliminated.

INTERIM REPORTING

In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of June 30, 1996, and the results of operations for the three and six month periods ended June 30, 1996 and 1995. The unaudited financial statements are presented in accordance with the requirements of Form 10-Q and do not include all disclosures normally required by generally accepted accounting principles. References should be made to the Company's consolidated financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1995 for additional disclosures, including a summary of the Company's accounting policies.

The results of operations for the six month period ended June 30, 1996 are not necessarily indicative of the results to be expected for the full year.

EARNINGS PER SHARE

Earnings per common share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Common equivalent shares are shares which may be issuable upon exercise of outstanding stock options and warrants. Total weighted average common stock equivalent shares used to calculate earnings per common share were:

                                       THREE MONTHS ENDED JUNE 30,                      SIX MONTHS ENDED JUNE 30,
                                   ----------------------------------              ----------------------------------
                                      1996                    1995                    1996                    1995
                                      ----                    ----                    ----                    ----
Primary shares                     29,371,716              26,880,445              28,522,953              26,459,123
Fully diluted shares               30,314,901              26,880,445              30,097,576              26,459,123

PROPERTY AND EQUIPMENT

The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with the acquisition, exploration, and development of oil and gas reserves are capitalized as incurred, including exploration overhead of $528,893 and $1,090,375 for the six months ended June 30, 1996 and 1995, respectively. Only overhead which is directly identified with acquisition, exploration or development activities is capitalized. All costs related to production, general corporate overhead and similar activities are expensed as incurred. The costs of oil and gas properties are accumulated in cost centers on a country by country basis, subject to a cost center ceiling (as defined by the Securities and Exchange Commission).

All capitalized costs of oil and gas properties (excluding unevaluated property acquisition and exploration costs) and the estimated future costs of developing proved reserves, are depleted over the estimated useful lives of the properties by application of the unit-of-production method using only proved oil and gas reserves. Excluded costs attributable to the Venezuelan, Russian and other cost centers at June 30, 1996 were $16,361,568, $2,611,279, and $993,032, respectively. Excluded costs attributable to the Venezuelan, Russian and other cost centers at December 31, 1995 were $14,001,386, $3,214,849 and $709,136, respectively. Depletion expense attributable to the Venezuelan, Russian and United States cost centers for the six months ended June 30, 1996 was $11,643,621, $1,348,231 and $214,571 ($2.07, $3.40 and $6.47 per equivalent barrel), respectively. Depletion expense attributable to the Venezuelan, Russian and United States cost centers for the six months ended June 30, 1995 was $4,147,913, $785,008 and $1,389,665 ($1.99, $2.87 and $7.13 per equivalent barrel), respectively. Depreciation of furniture and fixtures is computed using the straight-line method, with depreciation rates based upon the estimated useful life applied to the cost of each class of property. Depreciation expense was $212,409 and $143,724 for the six months ended June 30, 1996 and 1995, respectively.

MARKETABLE SECURITIES

Marketable securities are carried at the lower of their aggregate cost or market value. They are comprised of high-grade debt instruments, demand or time deposits, bankers' acceptances and certificates of deposit or acceptances of large U.S. financial institutions and commercial paper of highly rated U.S. corporations; all having maturities of no more than 180 days.

RECLASSIFICATIONS

Certain items in 1995 have been reclassified to conform to the 1996 financial statement presentation.


NOTE 2 - PROPERTY SALES AND PARTNERSHIP EXCHANGE OFFER

In March 1995, the Company sold its 32.5% working interest in certain depths (above approximately 10,575 feet) in the West Cote Blanche Bay Field for approximately $14.9 million. In April 1996, the Company sold its remaining interests in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields located in the Gulf Coast of Louisiana for approximately $35.4 million, resulting in a gain of approximately $7.2 million after adjustments for revenues and expenses subsequent to the effective date of December 31, 1995 and satisfaction of a net profits interest associated with the properties. In conjunction with this sale and to obtain the required consents for such sale, the Company agreed to repay $35 million in senior unsecured notes and a $5 million revolving credit facility which was secured in part by these properties. Debt prepayment premiums and related costs totalling approximately $11.0 million ($10.1 million net of tax benefits) have been recognized as an extraordinary loss in the second quarter of 1996. (See Note 3.)

In January 1996, the Company completed an exchange offer under which it issued an aggregate of 168,362 shares of common stock and warrants to purchase 587,783 shares of common stock at $11 per share in exchange for all outstanding limited partnership interests in the three remaining limited partnerships sponsored by the Company. The shares of common stock were valued at $1.9 million (based upon the current market price at the time of the offer), which was allocated to oil and gas properties. Substantially all of the oil and gas properties were immediately sold at their approximate book value. The warrants, issued as an inducement to the participants to accept the exchange offer, were valued at $3.64 each for a total of $2.1 million, which was charged to expense in the first quarter of 1996.

NOTE 3 - LONG TERM DEBT

Long term debt consists of the following:

                                                                             JUNE 30                DECEMBER 31,
                                                                              1996                      1995
                                                                        ----------------          ---------------
Senior unsecured notes with interest at 11.625%.
    See description below.                                                 $125,000,000
Senior unsecured notes with interest at 13.0%.
    See description below.                                                                           $35,000,000
Revolving secured credit facility.  Interest
    payments due quarterly beginning
    March 31, 1995.  Principal payments due
    quarterly beginning March 31, 1997.
    See description below.                                                                             5,000,000
Convertible subordinated debentures with
    interest at 8.0%.  See description below.                                 1,850,000                4,310,000
Convertible subordinated notes with interest
    at 8.0%.   See description below.                                                                  3,269,000
Promissory note due on July 1, 1996 with
     interest at 13.0% from January 1, 1996.
    Unsecured.                                                                                         1,000,000
Vendor financing with interest ranging from 10.5 - 13.5%.
    Principal and interest payments are due in varying
    installments through April 1997.  Unsecured.                                                       6,234,357
Bank financing with interest at LIBOR plus
     7.5% to 8.0%. Secured by certain GEOILBENT
    oil export proceeds.  See description below.                              1,717,000                  850,000
Other--various equipment leases and bank financing with
    interest and/or principal payments due monthly from
    $180 to $3,381. Interest rates vary from 9.75% to
    16.91%. Notes and leases mature from March 1997 to
    March 2000.
    Secured by equipment and residential real estate.                            83,972                1,256,288
                                                                        ---------------            -------------
                                                                            128,650,972               56,919,645
Less current portion                                                          1,477,355                7,433,339
                                                                         --------------             ------------
                                                                           $127,173,617              $49,486,306
                                                                           ============              ===========

In May 1996, the Company issued $125 million in 11.625% senior unsecured notes due May 1, 2003. Interest on the notes is due May 1 and November 1 of each year, beginning November 1, 1996. The indenture agreement provides for certain limitations on liens, additional indebtedness, certain capital expenditures, dividends, mergers and sales of assets. Pursuant to the terms of the senior unsecured notes, the Company has filed a registration statement to exchange such notes. In the event that the Company does not consummate an exchange offer within the time periods prescribed, additional interest (in addition to the interest otherwise due on the notes) will accrue at an annual rate of 0.50% until such exchange offer is consummated. A portion of the proceeds from the notes was used to repay certain long term indebtedness and certain short term obligations and the remainder will be used for capital expenditure and working capital purposes.

In September 1994 and June 1995, the Company issued $15 million and $20 million in 13% senior unsecured notes due 2002 and 2007, respectively. Additionally, in connection with the two issuances of notes, the Company issued warrants entitling the holder to purchase 250,000 shares of common stock at $9.00 per share and 125,000 shares at $17.09 per share, subject to adjustment in certain circumstances, that are exercisable on or before September 30, 2002 and June 30, 2007, respectively. In April and May 1996, in conjunction with the sale of the Company's Gulf Coast properties and the issuance of $125 million of debt, the Company repaid the outstanding 13% notes, accrued interest, and corresponding prepayment premiums of $11.0 million. (See Note 2.)

In December 1994, the Company entered into a $10 million revolving credit facility, secured in part by mortgages on the Company's U.S. properties and in part by a guarantee provided by the financial institution which arranged the credit facility. In exchange for the credit enhancement, the Company issued to the arranging financial institution and lending commercial bank warrants entitling the holders to purchase 50,000 shares of common stock at $12.00 per share, subject to adjustment in certain circumstances, that are exercisable on or before December 2004, and the Company granted to the arranging institution a 5% net profits interest in the Company's properties whose development was financed by the facility. In conjunction with the sale of the Company's Gulf Coast properties in April 1996, the Company repaid the outstanding balance of $5.0 million to the lending institution. (See
Note 2.)

In May 1992, the Company issued $6,428,000 aggregate principal amount of publicly offered 8% convertible subordinated debentures due May 1, 2002, convertible at the option of the note holders at 101.157 shares per $1,000 principal amount. As of March 31, 1996, $4,252,000 of the debentures were outstanding. In May 1996, the holders of the notes were notified of the Company's intention to prepay the debentures on July 23, 1996 at 103% of the principal amount plus accrued interest. As a result, during the three months ended June 30, 1996, holders of debentures with a principal amount of $2,402,000 elected to convert their notes for 242,928 shares of common stock. Subsequent to June 30, 1996, the Company issued an aggregate of 187,079 shares of common stock upon the conversion of the remaining debentures.

In October 1991, the Company issued $4,662,000 aggregate principal amount of privately placed 8% convertible subordinated notes due October 1, 2001, convertible at the option of the note holders at 85.259 shares per $1,000 principal amount. In December 1995, the holders of the notes were notified of the Company's intention to prepay the notes on February 12, 1996 at 103% of the principal amount plus accrued interest. As a result, substantially all of the holders elected to convert their notes for shares of common stock. During the first quarter of 1996, the Company issued an aggregate of 275,081 shares of common stock upon the conversion of notes with a principal amount of $3,226,000 and prepaid the remaining note principal of $43,000 plus premium and accrued interest.

Beginning in August 1994, GEOILBENT had entered into various agreements with International Moscow Bank ("IMB") for credit facilities with the following terms: amounts of $4-6 million, repayment over 14 to 17 months, and interest at LIBOR plus 7.5 to 8.0%. In December 1995, GEOILBENT signed a new credit facility with IMB for $5 million, payable over 17 months with interest at LIBOR plus 8.0%. At June 30, 1996 and December 31, 1995, the Company's proportionate share of the outstanding balances was $1.7 million and $0.9 million, respectively. While the repayment of loans under earlier agreements was guaranteed by the Company, repayment under the current agreement is not.


NOTE 4 - SHORT TERM BORROWINGS

In 1994, Benton-Vinccler entered into a $25 million credit facility with Morgan Guaranty Trust Company of New York ("Morgan Guaranty") to repay commercial paper and for working capital requirements. The credit facility is collateralized in full by time deposits from the Company, bears interest at LIBOR plus 3/4% (6.2% and 6.9% at June 30, 1996 and 1995, respectively) and is renewed on a monthly basis. The loan arrangement contains no restrictive covenants and no financial ratio covenants. The outstanding balance under the credit facility at June 30, 1996 and December 31, 1995 was $19.25 million. In August 1996 the facility was replaced by a long term agreement for $50 million. (See Note 9.)

Beginning in the fourth quarter of 1994, Benton-Vinccler acquired approximately $4.1 million of drilling and production equipment from trading companies and suppliers under terms which include repayment within a 12-month period in monthly and quarterly installments at interest rates from 6.7% to 10.75%. In June 1996, the Company paid the balance remaining on these purchases with proceeds from the issuance in May 1996 of $125 million of debt. (See Note 3.) At December 31, 1995, approximately $0.7 million related to these loans was outstanding.

In June 1994, GEOILBENT entered into a payment advance agreement with NAFTA Moscow, the export agency which markets GEOILBENT's oil production to purchasers in Europe. The payment advance of $2.5 million against future oil shipments, which bore an effective discount rate of 12%, was repaid through withholdings from oil sales on a monthly basis through December 1994. In March and August 1995, GEOILBENT received $3.0 million and $2.0 million, respectively, in production payment advances pursuant to similar agreements with NAFTA Moscow containing similar terms. During the period ended June 30, 1996, GEOILBENT repaid the original NAFTA Moscow advances. Funding for the repayment was provided largely by entering into other oil payment advance arrangements and similar short term borrowings with other oil purchasers and with Russian commercial banks. GEOILBENT also entered into an agreement with Morgan Guaranty for a short term credit facility under which the Company provides cash collateral for the loans to GEOILBENT. GEOILBENT's obligations under the new agreements with the Russian commercial banks and oil purchaser are not guaranteed by the Company. At June 30, 1996, the Company's proportionate share of the outstanding liabilities of GEOILBENT was $2.1 million, $1.1 million of which was cash collateralized by the Company.


NOTE 5 - COMMITMENTS AND CONTINGENCIES

In May 1996, the Company entered into an agreement with Morgan Guaranty which provides for a $20 million revolving credit facility and an $18 million cash collateralized 5-year letter of credit to secure the Company's performance of the minimum exploration work program required in the Delta Centro Block in Venezuela. The revolving credit facility can be drawn upon until December 1996, and calls for interest at LIBOR plus 3% through June 1997 and LIBOR plus 3.75% thereafter. Any amount outstanding at the end of the revolving period will automatically convert into a term loan due 15 months thereafter. The credit facility contains financial covenants requiring that the Company maintain a current ratio of at least 1.1 to 1.0 and a minimum net worth of $100 million at the end of each fiscal quarter.

In the normal course of its business, the Company may periodically become subject to actions threatened or brought by its investors or partners in connection with the operation or development of its properties or the sale of securities. Prior to 1992, the Company was engaged in the formation and operation of oil and gas limited partnership interests. In 1992, the Company ceased raising funds through such sales. Certain limited partners in limited partnerships sponsored by the Company have brought an action against the Company in connection with the Company's operation of the limited partnerships as managing general partner. The plaintiffs seek actual and punitive damages for alleged actions and omissions by the Company in operating the partnerships and alleged misrepresentations made by the Company in selling the limited partnership interests. In May 1995, the Company agreed to a binding arbitration proceeding with respect to such claims. As of June 30, 1996, the plaintiffs had not commenced discovery. The Company intends to vigorously defend this action and does not believe the claims raised are meritorious. However, new developments could alter this conclusion at any time. The Company will be forced to expend time and financial resources to defend or resolve any such matters. The Company is also subject to ordinary litigation that is incidental to its business. None of the above matters are expected to have a material adverse effect on the Company.


NOTE 6 - TAXES ON INCOME

As of December 31, 1995, for federal income tax purposes the Company had operating loss carryforwards of approximately $41.0 million, expiring in the years 2003 through 2010. If the carryforwards are ultimately realized, approximately $3.0 million will be credited to additional paid-in capital for tax benefits associated with deductions for income tax purposes related to stock options. The provisions for income taxes for 1996 and 1995 consist primarily of foreign taxes currently payable.


NOTE 7 - RUSSIAN EXPORT TARIFF

GEOILBENT received a waiver from the Russian oil export tariff for 1995. In July 1996, the oil export tariff was terminated. The Company anticipates that the tariff on oil exporters will be replaced by an excise, pipeline or other tax levied on all oil producers, but it is currently unclear how such other tax rates and regimes will be set and administered. The Russian regulatory environment continues to be volatile and the Company is unable to predict the impact of such changes in tariffs, taxes and duties.

NOTE 8 - VENEZUELA OPERATIONS

On July 31, 1992, the Company and its partner, Venezolana de Inversiones y Construcciones Clerico, C.A. ("Vinccler"), signed an operating service agreement to reactivate and further develop three Venezuelan oil fields with Lagoven, S.A., an affiliate of the national oil company, Petroleos de Venezuela, S.A. The operating service agreement covers the Uracoa, Bombal and Tucupita fields that comprise the South Monagas Unit. Under the terms of the operating service agreement, Benton-Vinccler, a corporation owned 80% by the Company and 20% by Vinccler, is a contractor for Lagoven and is responsible for overall operations of the South Monagas unit, including all necessary investments to reactivate and develop the fields comprising the unit. Benton-Vinccler receives an operating fee in U.S. dollars deposited into a U.S. commercial bank account for each barrel of crude oil produced (subject to periodic adjustments to reflect changes in a special energy index of the U.S. Consumer Price Index) and is reimbursed according to a prescribed formula in U.S. dollars for its capital costs, provided that such operating fee and cost recovery fee cannot exceed the maximum dollar amount per barrel set forth in the agreement (which amount is periodically adjusted to reflect changes in the average of certain world crude oil prices). The Venezuelan government maintains full ownership of all hydrocarbons in the fields.


NOTE 9 - SUBSEQUENT EVENTS

In August 1996, Benton-Vinccler entered into a $50 million, 2 year credit facility with Morgan Guaranty to repay the balance outstanding under a short term credit facility (See Note 4) and to repay certain advances received from the Company. The credit facility is collateralized in full by a time deposit of the Company and bears interest at LIBOR plus 6%. The Company will receive interest on its time deposit and a security fee on the outstanding principal of the loan, for a combined total of approximately LIBOR plus 5.75%. The loan arrangement contains no restrictive covenants and no financial ratio covenants.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

PRINCIPLES OF CONSOLIDATION AND ACCOUNTING METHODS

The Company has included the results of operations of Benton-Vinccler in its consolidated statement of operations and has reflected the 20% ownership interest of Vinccler as a minority interest. Beginning in 1995, GEOILBENT has been included in the consolidated financial statements based on a fiscal period ending September 30. Results of operations reported in the first half of 1996 for Russia reflect the six months ended March 31, 1996. The Company's investment in GEOILBENT is proportionately consolidated based on the Company's ownership interest, and for oil and gas reserve information, the Company reports its 34% share of the reserves attributable to GEOILBENT.

The Company follows the full-cost method of accounting for its investments in oil and gas properties. The Company capitalizes all acquisition, exploration, and development costs incurred. The Company accounts for its oil and gas properties using cost centers on a country by country basis. Proceeds from sales of oil and gas properties are credited to the full-cost pools. Capitalized costs of oil and gas properties are amortized within the cost centers on an overall unit-of-production method using proved oil and gas reserves as determined by independent petroleum engineers. Costs amortized include all capitalized costs (less accumulated amortization), the estimated future expenditures (based on current costs) to be incurred in developing proved reserves, and estimated dismantlement, restoration and abandonment costs. See Note 1 to Consolidated Financial Statements.

The following discussion of the Company's results of operations for the six months ended June 30, 1996 and 1995 and financial condition at June 30, 1996 and December 31, 1995 should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto included in PART I, Item 1, "Financial Statements."

RESULTS OF OPERATIONS

The Company's results of operations for the three and six months ended June 30, 1996 reflect the substantial growth of Benton Vinccler, C.A. in Venezuela, the relative slow growth of GEOILBENT in Russia, and the sale of the Company's U.S. operations. Benton-Vinccler accounted for more than 85% of the Company's production, oil and gas sales and net income for the first half of 1996, and reported increases of more than 150% in these areas over the corresponding period of 1995. Benton Vinccler's significant growth has resulted in increases in both oil and gas sales and expenses compared to the corresponding period in 1995, although expenses have declined both on a per barrel basis and as a percent of oil and gas sales as production volumes have increased. Other major influences on the Company's results of operations during the second quarter of 1996 were the sale of its Gulf Coast operations, resulting in a gain of $7.2 million and the restructuring of its long term debt, resulting in the issuance of $125 million of senior unsecured notes and an extraordinary charge of $11.0 million ($10.1 million net of tax benefits) against earnings for the early retirement of certain privately placed notes. In the first quarter of 1996, the Company completed a partnership exchange offer, resulting in a noncash charge of $2.1 million related to the issuance of certain warrants.

The following table presents selected expense items from the Company's consolidated income statement as a percentage of oil and gas sales:

                                                               THREE MONTHS ENDED JUNE 30,                 SIX MONTHS ENDED JUNE 30,
                                                               ---------------------------               ---------------------------
                                                                  1996              1995                    1996              1995
                                                               ----------        ---------               ---------          --------
Lease Operating Costs and Production Taxes                        15.7%             23.9%                   14.4%             21.3%
Depletion, Depreciation and Amortization                          21.4              26.1                    23.0              26.1
General and Administrative                                        16.0              17.4                    13.9              15.6
Interest                                                          10.2              13.7                     8.8              13.5

THREE MONTHS ENDED JUNE 30, 1996 AND 1995

The Company had revenues of $41.9 million for the three months ended June 30, 1996. Expenses incurred during the period consisted of lease operating costs and production taxes of $5.2 million, depletion, depreciation and amortization expense of $7.1 million, general and administrative expense of $5.3 million, interest expense of $3.4 million, income tax expense of $5.0 million, minority interest of $2.1 million and an extraordinary charge for early retirement of debt, net of tax benefit, of $10.1 million. Income before extraordinary charge for the period was $13.9 million or $0.46 per share. Net income was $3.8 million or $0.13 per share.

By comparison, the Company had revenues of $13.2 million for the three months ended June 30, 1995. Expenses incurred during the period consisted of lease operating costs and production taxes of $3.0 million, depletion, depreciation and amortization expense of $3.3 million, general and administrative expense of $2.2 million, interest expense of $1.7 million, income tax expense of $0.9 million and minority interest of $0.9 million. Net income for the period was $1.1 million or $0.04 per share.

Revenues increased $28.7 million, or 217%, during the three months ended June 30, 1996 compared to the corresponding period of 1995 primarily due to increased oil sales in Venezuela and a $7.2 million gain on the sale of properties. Sales quantities for the three months ended June 30, 1996 from Venezuela and Russia were 3,011,155 Bbl and 173,461 Bbl, respectively, compared to 1,026,371 Bbl and 155,040 Bbl, respectively, for the three months ended June 30, 1995. Prices for crude oil averaged $10.32 per Bbl (pursuant to terms of an operating service agreement) from Venezuela and $13.85 per Bbl from Russia for the three months ended June 30, 1996 compared to $9.63 per Bbl from Venezuela and $13.26 per Bbl from Russia for the corresponding period of 1995. Domestic sales quantities for the three months ended June 30, 1996 were 713 Bbl of crude oil and condensate and 194,706 Mcf of natural gas compared to 12,643 Bbl of crude oil and condensate and 553,038 Mcf of natural gas for the three months ended June 30, 1995. Domestic prices for crude oil and natural gas averaged $21.94 per Bbl and $1.63 per Mcf during the three months ended June 30, 1996 compared to $14.14 per Bbl and $1.65 per Mcf during the corresponding period of 1995. The decrease in domestic production is primarily due to the sale of substantially all of the Company's domestic properties in two separate transactions in March 1995 and April 1996. (See Note 2.) Revenues for the three months ended June 30, 1996 were reduced by a loss of $0.7 million related to a commodity hedge agreement compared to a loss of $0.3 million during the corresponding period of 1995. Investment earnings increased $0.6 million, or 137%, during the three months ended June 30, 1996 compared to the three months ended June 30, 1995 due to increased cash and marketable securities resulting primarily from the issuance of senior unsecured notes in May 1996 and sale of property interests in Louisiana. Revenues for the three months ended June 30, 1996 were increased by a foreign exchange gain of $0.5 million compared to an insignificant loss during the corresponding period of 1995.

Lease operating costs and production taxes increased $2.2 million, or 70%, during the three months ended June 30, 1996 compared to the three months ended June 30, 1995 primarily due to the growth of the Company's Venezuelan operations and the payment of the export tariff in Russia, but decreased substantially as a percentage of oil and gas sales. Depletion, depreciation and amortization increased $3.8 million, or 112%, during the three months ended June 30, 1996 compared to the corresponding period of 1995 primarily due to the increased oil production in Venezuela, but decreased as a percentage of oil and gas sales. Depletion expense per barrel of oil equivalent produced from Venezuela, Russia and the United States during the three months ended June 30, 1996 was $2.05, $3.24 and $6.47, respectively, compared to $1.99, $2.95 and $7.26, respectively, during the corresponding period of the previous year. General and administrative expenses increased $3.1 million, or 139%, during the three months ended June 30, 1996 compared to the corresponding period of 1995 primarily due to the implementation of certain consulting and related arrangements among Benton-Vinccler, the Company and Vinccler, Venezuelan municipal taxes (which are a function of growing oil revenues) and the Company's increased corporate activity associated with the growth of the Company's business; but decreased slightly as a percentage of oil and gas sales. Interest expense increased $1.7 million, or 94%, during the three months ended June 30, 1996 compared to the three months ended June 30, 1995 primarily due to increased borrowing to fund operations in Venezuela and Russia, but decreased slightly as a percentage of oil and gas sales. Income tax expense increased $4.1 million, or 460%, during the three months ended June 30, 1996 compared to the corresponding period of 1995 due primarily to increases in profitability in Venezuela. Net income attributable to minority interest increased $1.2 million, or 136%, for the three months ended June 30, 1996 compared to the three months ended June 30, 1995 as a result of the increased profitability of Benton-Vinccler's operations in Venezuela. The Company recorded an extraordinary charge for early retirement of debt, net of tax benefit, of $10.1 million during the three months ended June 30, 1996 as a result of prepayment premiums due upon the early repayment of senior unsecured notes. (See Note 2.)

SIX MONTHS ENDED JUNE 30, 1996 AND 1995

The Company had revenues of $74.8 million for the six months ended June 30, 1996. Expenses incurred during the period consisted of lease operating costs and production taxes of $9.3 million, depletion, depreciation and amortization expense of $14.8 million, general and administrative expense of $9.0 million, interest expense of $5.6 million, partnership exchange expense of $2.1 million, income tax expense of $9.4 million, minority interest of $4.4 million and an extraordinary charge for early retirement of debt, net of tax benefit, of $10.1 million. Income before extraordinary charge for the period was $20.2 million or $0.67 per share. Net income was $10.1 million or $0.34 per share.

By comparison, the Company had revenues of $25.9 million for the six months ended June 30, 1995. Expenses incurred during the period consisted of lease operating costs and production taxes of $5.3 million, depletion, depreciation and amortization expense of $6.5 million, general and administrative expense of $3.9 million, interest expense of $3.4 million, income tax expense of $2.0 million and minority interest of $1.7 million. Net income for the period was $3.2 million or $0.12 per share.

Revenues increased $48.9 million, or 189%, during the six months ended June 30, 1996 compared to the corresponding period of 1995 primarily due to increased oil sales in Venezuela and a $7.2 million gain on the sale of properties. Sales quantities for the six months ended June 30, 1996 from Venezuela and Russia were 5,634,599 Bbl and 396,858 Bbl, respectively, compared to 2,088,464 Bbl and 273,904 Bbl, respectively, for the six months ended June 30, 1995. Prices for crude oil averaged $10.00 per Bbl (pursuant to terms of an operating service agreement) from Venezuela and $11.87 per Bbl from Russia for the six months ended June 30, 1996 compared to $9.32 per Bbl from Venezuela and $13.20 per Bbl from Russia for the corresponding period of 1995. Domestic sales quantities for the six months ended June 30, 1996 were 5,876 Bbl of crude oil and condensate and 1,443,834 Mcf of natural gas compared to 44,960 Bbl of crude oil and condensate and 899,586 Mcf of natural gas for the six months ended June 30, 1995. Domestic prices for crude oil and natural gas averaged $20.18 per Bbl and $2.92 per Mcf during the six months ended June 30, 1996 compared to $16.27 per Bbl and $1.64 per Mcf during the corresponding period of 1995. Revenues for the six months ended June 30, 1996 were reduced by a loss of $1.0 million related to a commodity hedge agreement compared to a loss of $0.5 million during the corresponding period of 1995. Investment earnings increased $0.7 million, or 79%, during the six months ended June 30, 1996 compared to the six months ended June 30, 1995 due to increased cash and marketable securities resulting primarily from the issuance of senior unsecured notes in May 1996 and sale of property interests in Louisiana. Revenues for the six months ended June 30, 1996 were increased by a foreign exchange gain of $1.7 million compared to a gain of $0.1 million during the corresponding period of 1995.

Lease operating costs and production taxes increased $4.0 million, or 75%, during the six months ended June 30, 1996 compared to the six months ended June 30, 1995 primarily due to the growth of the Company's Venezuelan operations, but decreased substantially as a percentage of oil and gas sales. Depletion, depreciation and amortization increased $8.3 million, or 129%, during the six months ended June 30, 1996 compared to the corresponding period of 1995 primarily due to the increased oil production in Venezuela, but decreased as a percentage of oil and gas sales. Depletion expense per barrel of oil equivalent produced from Venezuela, Russia and the United States during the six months ended June 30, 1996 was $2.07, $3.40 and $6.47, respectively, compared to $1.99, $2.87 and $7.13, respectively, during the corresponding period of the previous year. General and administrative expenses increased $5.1 million, or 130%, during the six months ended June 30, 1996 compared to the corresponding period of 1995 primarily due to the implementation of certain consulting and related arrangements among Benton-Vinccler, the Company and Vinccler, Venezuelan municipal taxes (which are a function of growing oil revenues) and the Company's increased corporate activity associated with the growth of the Company's business; but decreased slightly as a percentage of oil and gas sales. Interest expense increased $2.2 million, or 68%, during the six months ended June 30, 1996 compared to the six months ended June 30, 1995 primarily due to increased borrowing to fund operations in Venezuela and Russia, but decreased substantially as a percentage of oil and gas sales. The Company incurred partnership exchange expenses of $2.1 million during the six months ended June 30, 1996 as a result of the completion of an exchange offer resulting in the liquidation of three limited partnerships. Income tax expense increased $7.4 million, or 379%, during the six months ended June 30, 1996 compared to the corresponding period of 1995 due primarily to increases in profitability in Venezuela. Net income attributable to minority interest increased $2.7 million, or 152%, for the six months ended June 30, 1996 compared to the six months ended June 30, 1995 as a result of the increased profitability of Benton-Vinccler's operations in Venezuela. The Company recorded an extraordinary charge for early retirement of debt, net of tax benefit, of $10.1 million during the six months ended June 30, 1996 as a result of prepayment premiums due upon the early repayment of senior unsecured notes. (See Note 2.)

INTERNATIONAL OPERATIONS

The Company's costs of operations in Venezuela and Russia beginning in 1993 have included certain fixed or minimum office, administrative, legal and personnel related costs and certain start up costs, including short term facilities rentals, organizational costs, contract services and consultants. Such costs are expected to grow over time as operations increase. In the last two years such costs have become less significant on a unit of production basis, but such costs can be expected to fluctuate in the future based upon a number of factors. For the six months ended June 30, 1996, the operating costs and general and administrative expenses for Venezuela were $0.92 and $0.51 per Bbl, respectively. For the six months ended June 30, 1995, the operating costs and general and administrative expenses for Venezuela were $1.43 and $0.57 per Bbl, respectively. The Company's Venezuelan operations have grown considerably since inception, and are expected to continue to grow, and its operating costs and general and administrative expenses are expected to increase both in the aggregate and on a per unit basis. In Russia, for the six months ended June 30, 1996, the operating costs and general and administrative expenses were $9.10 and $1.81 per Bbl, respectively. For the six months ended June 30, 1995, the operating costs and general and administrative expenses for Russia were $5.24 and $1.24 per Bbl, respectively. The Company's Russian operations have grown less significantly than the Venezuelan operations. Capital expenditures through 1993 in both Venezuela and Russia focused on start-up infrastructure items such as roads, pipelines, and facilities rather than drilling. Beginning in 1994, a higher proportion of capital expenditures have been and will continue to be spent on drilling and production activities.

As a private contractor, Benton-Vinccler is subject to a statutory income tax rate of 34%. However, Benton-Vinccler reported lower effective tax rates due to significant non-cash tax deductible expenses resulting from devaluations in Venezuela when Benton-Vinccler had net monetary liabilities in U.S. dollars. The Company cannot predict the timing or impact of future devaluations in Venezuela.

GEOILBENT is subject to a statutory income tax rate of 35%. GEOILBENT has also been subject to various other tax burdens, including an oil export tariff. The export tariff was 30 ECU's per ton through 1995, although GEOILBENT obtained an exemption from such tariff for 1995. The tariff was reduced to 20 ECU's per ton in January 1996 and terminated effective July 1996 . The Company anticipates that the tariff on oil exporters will be replaced by an excise, pipeline or other tax levied on all oil producers, but it is currently unclear how such other tax rates and regimes will be set and administered.

In January 1996, a consortium consisting of the Company (30%) and two bidding partners (35% each) were awarded the right to explore and develop the Delta Centro Block in Venezuela. Formal agreements were finalized and executed in July 1996. The agreements require a minimum exploration work program consisting of completing a 1,300 kilometer seismic survey and drilling three wells to depths ranging from 12,000 to 18,000 feet, within the next five years. PDVSA estimates that such work will cost $60 million. The Company and its partners have provided performance guarantees or letters of credit for their pro rata shares of the minimum work program. The venture will be operated by one of the Company's partners, Louisiana Land and Exploration Company. The venture intends to conduct a 3-D seismic survey beginning in 1996 at a total cost to the Company of $4-6 million. The first well is tentatively scheduled for 1997 at a cost of $1.5-2.0 million to the Company. Future seismic and drilling programs will be based on the results of 1996-97 activity.

If commercial production results from exploration activities at Delta Centro, then an affiliate of PDVSA will participate in the venture at an interest ranging from 1 to 35% at its discretion. Any oil and gas produced at Delta Centro will be sold at market prices and will be subject to the oil and gas taxation regime in Venezuela and to the terms of a profit sharing agreement with PDVSA. Under current oil and gas tax law, a royalty of 16.7% will be paid to the state, and an income tax rate of 66.7% will be applied to the venture's pre-tax profits. Under the terms of the profit sharing agreement, the venture will share 41% of pre-tax income with PDVSA for the period of time during which the first $1 billion of revenues is produced; thereafter, the profit sharing may increase to up to 50% according to a formula based on return on assets.

EFFECTS OF CHANGING PRICES, FOREIGN EXCHANGE RATES AND INFLATION

The Company's results of operations and cash flow are affected by changing oil and gas prices. However, the Company's Venezuelan revenues are based on a fee adjusted quarterly by the percentage change of a basket of crude oil prices instead of by absolute dollar changes, which dampens both any upward and downward effects of changing prices on the Company's Venezuelan revenues and cash flows. If the price of oil and gas increases, there could be an increase in the cost to the Company for drilling and related services because of increased demand, as well as an increase in revenues. Fluctuations in oil and gas prices may affect the Company's total planned development activities and capital expenditure program.

Effective May 1, 1994, the Company entered into a commodity hedge agreement with Morgan Guaranty designed to reduce a portion of the Company's risk from oil price movements. Pursuant to the hedge agreement, through the end of 1996 the Company will receive from Morgan Guaranty $16.82 per Bbl and the Company will pay to Morgan Guaranty the average price per Bbl of West Texas Intermediate Light Sweet Crude Oil ("WTI") determined in the manner set forth in the hedge agreement. Such payments will be made with respect to production of 1,500 Bbl of oil per day for 1996. During the six months ended June 30, 1996, the average price per Bbl of WTI was $19.57 and the Company's net exposure for the six months was $1.0 million. The Company's oil production is not materially affected by seasonality. The returns under the hedge agreement are affected by world-wide crude oil prices, which are subject to wide fluctuation in response to a variety of factors that are beyond the control of the Company.

There are presently no restrictions on conversion of currency in either Venezuela or Russia. However, from June 1994 through April 1996, Venezuela implemented exchange controls which significantly limited the ability to convert local currency into U.S. dollars. Because payments made to Benton-Vinccler are made in U.S. dollars into its United States bank account, and Benton-Vinccler is not subject to regulations requiring the conversion or repatriation of those dollars back into the country, the exchange controls did not have a material adverse effect on Benton-Vinccler or the Company.

Within the United States, inflation has had a minimal effect on the Company, but is potentially an important factor in results of operations in Venezuela and Russia. With respect to Benton-Vinccler and GEOILBENT, substantially all of the sources of funds, including the proceeds from oil sales, the Company's contributions and credit financings, are denominated in U.S. dollars, while local transactions in Russia and Venezuela are conducted in local currency. Following the announcement of a Venezuelan preliminary loan accord with the IMF and the lifting of certain exchange and price controls, inflation could be expected to have an adverse effect on Benton-Vinccler if devaluation of the local currency does not substantially offset the effects of inflation.

During the six months ended June 30, 1996, the Company realized net foreign exchange gains, primarily as a result of the decline in the value of the Venezuelan bolivar during periods when Benton-Vinccler had substantial net monetary liabilities denominated in bolivares. The Company has recognized significant exchange gains and losses in the past, resulting from fluctuations in the relationship of the Venezuelan and Russian currencies to the U.S. dollar. However, there are many factors affecting foreign exchange rates and resulting exchange gains and losses, many of which are beyond the influence of the Company. It is not possible to predict the extent to which the Company may be affected by future changes in exchange rates and exchange controls.

CAPITAL RESOURCES AND LIQUIDITY

The oil and gas industry is a highly capital intensive business. The Company requires capital principally to fund the following costs: (i) drilling and completion costs of wells and the cost of production and transportation facilities; (ii) geological, geophysical and seismic costs; and (iii) acquisition of interests in oil and gas properties. The amount of available capital will affect the scope of the Company's operations and the rate of its growth.

The net funds raised and/or used in each of the operating, investing and financing activities for the six months ended June 30, 1996 and 1995 are summarized in the following table and discussed in further detail below:

                                                                         SIX MONTHS ENDED JUNE 30,
                                                               -------------------------------------------
                                                                    1996                         1995
                                                               -------------                --------------
Net cash provided by operating activities                      $  33,517,249                $    8,187,420
Net cash used in investing activities                            (99,181,438)                  (12,421,534)
Net cash provided by financing activities                         73,269,422                    15,457,668
                                                               -------------                --------------
         Net increase in cash                                  $   7,605,233                $   11,223,554
                                                               =============                ==============


At June 30, 1996, the Company had current assets of $168.1 million (including $19.3 million and $1.1 million of cash restricted as collateral for loans to Benton-Vinccler and GEOILBENT, respectively, and $18 million of cash restricted as collateral for the Delta Centro letter of credit), and current liabilities of $57.7 million (including loans of $19.3 million and $2.1 million collateralized by restricted cash), resulting in working capital of $110.4 million and a current ratio of 2.9:1. This compares to the Company's working capital deficit of $2.9 million at December 31, 1995. The increase of $113.3 million was due primarily to increased cash as a result of the issuance of $125 million in senior unsecured notes and the sale of property interests in the Gulf Coast of Louisiana. (See Notes 2 and 3.)

CASH FLOW FROM OPERATING ACTIVITIES. During the six months ended June 30, 1996 and 1995, respectively, net cash provided by operating activities was approximately $33.5 million and $8.2 million, respectively. Cash flow from operating activities increased by $25.3 million during the six months ended June 30, 1996 over the corresponding period of the prior year due primarily to increased oil and gas production in Venezuela.

CASH FLOW FROM INVESTING ACTIVITIES. During the six months ended June 30, 1996 and 1995, the Company had drilling and production related capital expenditures of approximately $38.4 million and $34.2 million, respectively. Of the 1996 expenditures, $30.0 million was attributable to the development of the South Monagas Unit in Venezuela, $3.0 million related to the development of the North Gubkinskoye Field in Russia, $2.0 million related to drilling activity in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields in Louisiana, and $3.4 million was attributable to other projects. The Company received proceeds from the sale of property and equipment of $34.7 million during the six months ended June 30, 1996, primarily as a result of the sale of all of its remaining interest in the West Cote Blanche Bay, Rabbit Island and Belle Isle Fields; the Company received $14.7 million during the six months ended June 30, 1995, from the sale of its working interest in certain depths in the West Cote Blanche Bay Field. (See Note 2.)

CASH FLOW FROM FINANCING ACTIVITIES. In May 1996, the Company issued $125 million in 11.625% senior unsecured notes due May 1, 2003. A portion of the proceeds were used to repay certain long term indebtedness and certain short term obligations. The remainder will be used for capital expenditure and working capital purposes.
(See Note 3.)

The Company expects 1996 capital expenditures of approximately $110-125 million. Funding for the 1996 and subsequent capital expenditure programs is expected to come from the Company's recent issuance of senior unsecured notes and sale of property interests, its cash flow from operations, future sales of property interests, or issuance of debt or equity securities. Included in the 1996 budget are approximately $12 million in expenditures for Russia (net to the Company's interest), which are dependent on proposed nonrecourse financing from the European Bank for Reconstruction and Development ("EBRD"). Negotiations are currently underway with EBRD, but there can be no assurance that such financing will become available under terms and conditions acceptable to GEOILBENT or the Company.

PART II.  OTHER INFORMATION


ITEM 1.   LEGAL PROCEEDINGS
          None.

ITEM 2.   CHANGES IN SECURITIES
          None.

ITEM 3.   DEFAULTS UPON SENIOR SECURITIES
          None.

ITEM 4.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
          None.

ITEM 5.   OTHER INFORMATION
          None.

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K
          (a) Exhibits
              11.1  Computation of per share earnings.

          (b) Reports on Form 8-K.
              None.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                  BENTON OIL AND GAS COMPANY


Dated:   August 14, 1996          By: /S/ A. E. Benton
                                      ---------------
                                      A. E. Benton,
                                      Chairman and Chief Executive Officer


Dated:   August 14, 1996          By: /S/ Michael B. Wray
                                      ------------------
                                      Michael B. Wray
                                      President  and Chief Financial Officer